SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

SUL-TSX VENTURE

SEC MAIL PROCESSING RECEIVED JAN 16 2007 WASH. D.C. 186 SECTION

January 9, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corpora[redacted]
100 F Street, N.E.
Washington, D.C. U.S.A. 20

07020367

SUPPL

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
January 9, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated December 14, 2006
2. News Release – Dated December 22, 2006

Correspondence with Securities Commission(s)

3. NI 43-101F1 Technical Report
4. Authors' Qualification Certificates
5. Authors' Consent Letters
6. TSX Venture Exchange Short Form Offering Document

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 14, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS ANNOUNCES $1.5 MILLION SHORT FORM OFFERING

Sultan Minerals Inc. (SUL – TSX Venture) ("Sultan" or the "Company") is pleased to announce that it has entered into an agreement with Northern Securities Inc. (the "Agent") under which the Agent will act as lead agent, on a best efforts basis, in connection with a TSX Venture Exchange Short Form Offering Document to qualify an offering of up to 9,375,000 Units (the "Offering") at $0.16 per Unit issued by the Company, for gross proceeds of up to $1,500,000. Each Unit will consist of one common share ("Common Share") and one non-transferable common share purchase warrant ("Warrant"). Each Warrant will be exercisable into one Common Share for a period of 24 months from the closing of the Offering (the "Closing") at an exercise price of $0.25 per share.

At Closing the Agent will receive a commission equal to 8% of the aggregate gross proceeds of the Offering and a 2% lead broker fee together with Agent's Options to subscribe for that number of Agent's Units equal to 10% of the total number of Units sold in the Offering. Each Agent's Option is exercisable at $0.16 for 24 months from issue. The Agent's Units will have the same terms as the Units sold in the Offering.

Sultan will use the proceeds of the Offering to conduct additional exploration and for the preparation of a scoping study on its Jersey-Emerald tungsten-molybdenum project, and for general working capital.

The Offering is subject to certain conditions, including regulatory approval. A copy of the Short Form Offering Document will be filed under the Company's profile at www.sedar.com upon receipt of such approvals.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

December 22, 2006

TSX Venture Exchange: **SUL**
Frankfurt Stock Exchange: **RZN**
(www.finanztreff.de)
SEC: 12g3-2(b): 82-4741

SULTAN MINERALS CUTS TUNGSTEN MINERALIZATION IN FOUR HOLES AT JERSEY-EMERALD PROPERTY WITH ASSAYS EXPECTED IN JANUARY

Sultan Minerals Inc. (SUL - TSX-V) (**RNZ** – Freiverkehr) (the "Company" or "Sultan") is pleased to announce that it has completed 1,800 feet (600 metres) of NQ diamond drilling in four holes on its Jersey-Emerald Property in the Kootenay District of British Columbia. The program has stopped for the Christmas Holiday and will resume in January 2007. All samples have been shipped to Acme Analytical Laboratories in Vancouver, BC for analysis and final assays are expected in early January.

The four holes were drilled at approximately 100-foot (30 metre) intervals across the north end of the recently identified East Emerald Tungsten Zone. The tungsten-bearing horizon was intersected in all four holes and widths appear to increase to the east and to the north. The East Emerald Tungsten Zone has been traced by trenching, drilling and surface mapping for more than 1,100 metres along strike and remains open to the north and south. Recent and historic diamond drilling has intersected the zone to a depth of 300 metres down dip. In previous holes the zone has averaged 10.0 metres in thickness with tungsten (WO_3) assays varying from less than 0.10% WO_3 to greater than 0.35% WO_3 (see News Release of June 5, 2006).

In October 2006, Sultan entered into an option agreement to purchase the surface rights to 250 acres of land on a section of the Jersey-Emerald property at a cost of $50,000 until January 31, 2007. The Company has now exercised this option and on December 11, 2006, a Freehold Transfer conveying title to Sublot 8 Plan X-54 into the name of Sultan Minerals Inc. was accepted for registration in the Kamloops/Nelson Land Title Office. The land adjoins and lies immediately east of the 700-acre parcel of land that was acquired by Sultan in May 2006. With this acquisition, Sultan now owns the surface rights to the Emerald Tungsten Mine, the East Emerald Tungsten Zone, the East Dodger Tungsten Mine, the Jersey Lead-Zinc Mine and portals to the Emerald, Invincible, Dodger and Jersey Mines.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."

For further information on this project, Sultan and its other exploration projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Marc Lee – Email: mlee@sultanminerals.com or info@sultanminerals.com

SUMMARY REPORT
AND
PRELIMINARY RESOURCE CALCULATIONS
FOR THE
DODGER 4200 MOLYBDENUM ZONE,
AND
TUNGSTEN ZONES

JERSEY-EMERALD PROPERTY, BC

NELSON MINING DIVISION, BC

MAPSHEETS: 082F.004/005/014/015

LATITUDE 49°26'N LONGITUDE 117°17'E

for

SULTAN MINERALS INC.
1400 - 570 GRANVILLE STREET
VANCOUVER, BC
V6C 3P1

by

GARY GIROUX, PEng., MASc.
Giroux Consultants Ltd.

And

PERRY GRUNENBERG, P.Geo.
Consulting Geologist

November 20, 2006
As Amended December 5, 2006

TABLE OF CONTENTS

	Page
1.0) SUMMARY	1
2.0) INTRODUCTION	5
3.0) RELIANCE ON OTHER EXPERTS	5
4.0) PROPERTY DESCRIPTION AND LOCATION	7
5.0) ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	12
6.0) HISTORY	14
7.0) GEOLOGICAL SETTING	15
7.1 Regional Geology	15
7.2 Local and Property Geology	17
8.0) DEPOSIT TYPES	19
8.1 Lead Zinc Deposits	19
8.2 Tungsten Deposits	19
8.3 Gold Deposits	19
8.4 Molybdenum Deposits	19
9.0) MINERALIZATION	20
9.1 Lead Zinc Zones	20
9.2 Gold Zones	21
9.3 Tungsten Zones	22
9.4 Molybdenum Zones	25
10.0) EXPLORATION	26
11.0) DRILLING	27
12.0) SAMPLING METHOD AND APPROACH	29
13.0) SAMPLE PREPARATION, ANALYSES AND SECURITY	29
14.0) DATA VERIFICATION	30
15.0) ADJACENT PROPERTIES	32
15.1 Molly	32
15.2 HB	33
15.3 Summit, Ore Hill, Bonanza	35
16.0) MINERAL PROCESSING AND METALLURGICAL TESTING	36
17.0) RESOURCE ESTIMATION	37
17.1 Molybdenum Resource	37
17.11 Statistics and Grade Capping	37
17.12 Geologic Model	39
17.13 Compositing	39
17.14 Variography	40
17.15 Block Model	40
17.16 Grade Interpolation	40
17.17 Specific Gravity	41
17.2 Tungsten Resource	42
17.21 Statistics and Grade Capping	42
17.22 Geologic Model	45
17.23 Compositing	46

Table of Contents (cont.)

	Page
17.24 Variography	46
7.25 Block Model	47
17.26 Grade Interpolation	47
17.27 Specific Gravity	48
17.3 Classification	48
17.31 Introduction	48
17.32 Results	50
18.0) OTHER RELEVANT DATA AND INFORMATION	57
19.0) INTERPRETATION AND CONCLUSIONS	57
20.0) RECOMMENDATIONS	58
21.0) PROPOSED PROGRAM BUDGET ESTIMATES	60
22.0) REFERENCES	61
23.0) QUALIFICATIONS	63

TABLES

		Page
Table 1	Crown Granted Mineral Claims	7
Table 2	Located Mineral Claims	8
Table 3	Statistics for Mo grades Dodger 4200 Zone	37
Table 4	Individual Overlapping Populations for Mo in the Dodger 4200 Zone	37
Table 5	Statistics for Capped Mo Grades	38
Table 6	Statistics for 10 ft. Mo Composites	40
Table 7	Semivariogram parameters for Mo	40
Table 8	Kriging search strategy for Dodger Zone Mo	41
Table 9	Summary of Specific Gravity Determinations in Mo Zone	41
Table 10	Statistics for WO_3 Grades	42
Table 11	Individual Overlapping Populations for WO_3 Invincible	42
Table 12	Individual Overlapping Populations for WO_3 Dodger-East Dodger Zones	43
Table 13	Statistics for Capped WO_3 Grades	44
Table 14	Statistics for 10 ft WO_3 Composites	46
Table 15	Semivariogram parameters for WO_3	46
Table 16	Kriging Search Strategy for Tungsten	47
Table 17	Summary of Specific Gravity Determinations in Tungsten	48
Table 18	Dodger 4200 Mo Zone- Indicated Resource	50
Table 19	Dodger 4200 Mo Zone – Inferred Resource	50
Table 20	Summary of Mining History in Tungsten Zones	51
Table 21	Total WO_3 Resource for Jersey Project	54
Table 22	Dodger Resource	55

Table 23 Invincible Resource.. 56

FIGURES

FIGURE 1 Location Map.. 6
FIGURE 2 Claim Map... 11
FIGURE 3 Location Map showing roads on Property.................................. 13
FIGURE 4 Regional Geology... 16
FIGURE 5 Property Geology... 18
FIGURE 6 Molybdenum vein exposed in the Dodger 4200 Drift North............ 20
FIGURE 7 Dodger 4200 Molybdenum Zone Drill Hole Locations 28
FIGURE 8 Scatter plot of Original Acme Mo Assays vs. Canadian Assay Lab Rechecks.. 31
FIGURE 9 Scatter plot of Original Acme W Assays vs. W Assays at Becquerel... 32
FIGURE 10 Minfile Occurrences from BC Ministry of Energy and Mines website.. 36
FIGURE 11 Lognormal cumulative probability plot for Mo with 5 populations 38
FIGURE 12 Cartoon showing 3D solid models for Dodger 4200 Moly Zone..... 39
FIGURE 13 Lognormal cumulative probability plot for WO_3 in Invincible and Emerald Zones with 3 populations.................................... 43
FIGURE 14 Lognormal cumulative probability plot for WO_3 in Dodger and East Dodger Zones with 6 populations.................................... 44
FIGURE 15 Drill holes within Tungsten Zones.. 45
FIGURE 16 Location of historic tungsten mines on Jersey Property.............. 52
FIGURE 17 Cross section looking west showing estimated blocks with Underground workings superimposed................................... 53

APPENDICIES

1 Listing of drill holes used in resource estimate.......................... 65

2 Semivariograms for Molybdenum... 147

3 Semivariograms for Tungsten... 154

1.0) SUMMARY

- This report provides a summary and resource evaluation for the Jersey-Emerald property, located near to the community of Salmo in south-eastern British Columbia. The authors of this report were retained by Sultan Minerals Inc. to review and assess the results of exploration work conducted on the property and complete preliminary resource calculations for molybdenum mineralization within the Dodger 4200 area and tungsten within the Invincible and Dodger-East Dodger zones of the property. Recommendations for further exploration are also provided. Author Perry Grunenberg, P.Geo, has directly supervised much of the work carried out by Sultan Minerals Inc. on the property to date. Author Gary Giroux, P.Eng, is an independent qualified person contracted to complete modeling and resource calculations on the project data, collected by Sultan Minerals Inc.

- In October of 1993, Sultan Minerals Inc entered into an option agreement with Lloyd Addie and Robert Bourdon to purchase a 100% interest in the Jersey Claim Group near Salmo, British Columbia. The claims overlie the former Jersey and Emerald lead-zinc-silver mines and the Emerald, Dodger and Invincible tungsten mines operated by Canadian Exploration Ltd. a wholly-owned subsidiary of Placer Development Ltd. (now Placer Dome) from 1947 to 1973. Sultan Minerals Inc. also acquired a 100% ownership in the surrounding ground by staking. Once the property was under agreement, Sultan conducted exploration programs with the intent of exploring for precious and base metals.

- The property is located in south-eastern British Columbia centred at approximate UTM coordinates of 5438700 N and 0484000 E. The claims are located approximately ten kilometres southeast of the community of Salmo. The Jersey-Emerald Property covers an area of approximately 30 square kilometres, between the Salmo River on the west and the peak of Nevada Mountain on the east, and is bounded on the north by Sheep Creek and on the south by Lost Creek. The property consists of a block of 44 crown granted claims totalling 660.36 ha, and 72 mineral claims comprising 8634.5 ha, in the Nelson Mining Division.

- Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston. A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

- The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. In 1906 lead mineralization was discovered on the Emerald claims. Several small, high grade ore shipments were made and in 1910 Iron Mountain Ltd. was formed by Pacific Coast Steel of San Francisco to develop the property. A 25 ton mill was erected in 1919 and operated until 1926 when low metal prices forced closure. In 1934 the mill was destroyed by a major forest fire. In 1938, tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings on the Emeral, Emerald Fraction and Gold Standard claims. In 1942, the Emerald Tungsten Mine was put into production for the war

effort by Wartime Metals Corp., a Federal Government Agency. Operations were suspended in 1943 when the war demand for tungsten eased. The property remained inactive until 1947 when Canadian Exploration Ltd. (later Placer Dome Ltd.) purchased the property of Iron Mountain Ltd. Placer Dome eventually purchased the government held tungsten reserves and tungsten mill in 1952. Tungsten production recommenced in 1947 and lead-zinc production began in 1949. Lead-zinc concentrate was produced from two zones: the Jersey and the Emerald Lead-Zinc Deposits. Tungsten concentrate was produced from four zones: the Emerald, Feeney, Invincible and Dodger deposits. Production continued until September 1973 when the mine was closed due to low metal prices and negative economic factors. Over the mine life 7,968,080 tons of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled.

- In October of 1993, the property was optioned by Sultan Minerals Inc. Sultan undertook an exploration program that entailed ground and airborne geophysical surveys, prospecting and rock chip sampling. This work led to the identification of several targets believed to have potential for gold mineralization. During the winter of 1994-95 an eleven hole (1,324 metres) diamond drill program was undertaken by Sultan to follow up targets identified by the previous work. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey Lead-Zinc Deposit and the Emerald Tungsten Deposit. The drilling also intersected a lead-zinc zone situated 55 metres below the former Jersey Lead-Zinc Deposit. In 1996, an exploration program consisting of soil and silt sampling, geological mapping, prospecting, rock sampling and diamond drilling was carried out on the property to better delineate mineralized areas identified to date. A total of 3 underground and 13 surface diamond drill holes were completed for a total of 1,707 metres. Drilling was designed to test the gold potential of the Bismuth-Gold zone, Emerald Gold zone, Leroy Gold zone and the lower lead-zinc horizon. Three drill holes were completed to the east of the mine area to test an anomalous multi-element geochemical zone delineated from surface exploration, called the East Ridge zone. Exploration on the claims was inactive until market values for molybdenum increased dramatically in 2005. With the improved molybdenum prices, Sultan Minerals conducted exploration for molybdenum focussing on the Dodger Mine area where mine records indicated the presence of molybdenite.

- The Jersey Emerald property lies near the south end of the Kootenay Arc and is underlain by rocks of the Cambrian Laib Formation and the Ordovician Active Formation. This is a sequence of transitional rocks comprised of mixed carbonates and pelites. In the vicinity of the property the Laib Formation has been further subdivided into the Truman Member, comprised of interbedded thin grey and white, locally dolomitic limestone; the Emerald Member, a black argillite unit; and the Upper Laib Formation, comprised of green phyllite and micaceous quartzites. These rocks, have been intruded by granite of the Nelson batholith.

- Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB lead-zinc mine located four kilometres to the north and the Reeves MacDonald lead-zinc mine located ten kilometres to the south are also associated

with this major structure. Several zones of significant and often very different mineralization have been identified on the property. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium and barium.

- A total of 20 underground diamond drill holes and 2 surface drill holes were completed on the property for the exploration of molybdenum in 2005. The 20 underground drill holes were all located within areas of the Dodger Tungsten Mine workings, particularly the Dodger 4200 Drift North and associated cross-cuts, herein referred to as the Dodger 4200 zone. The 2 surface diamond drill holes were located at distance from the Dodger 4200 zone to the west and north to test for other potential zones of molybdenum mineralization. Initial drilling was conducted to test molybdenite-bearing structures revealed in historic data and noted during reconnaissance of the mine workings. The 20 underground drill holes (JM05-01 to JM05-20) were collared along a 300 m length of access drift within the old Dodger Mine workings. A total of 6,859.6 metres of drilling was completed. A total of 431 metres of drilling in 4 drill holes was completed on the East Emerald Tungsten zone. This drilling was located in an area of historic diamond drilling for tungsten mineralization that was carried out when mining for tungsten was active on the property. The 2006 drilling was designed to further test for grade and continuity of tungsten mineralization, and to provide verification of results presented in drill logs and maps obtained from the historic drill program.

- In the present study, separate resource estimations were produced for tungsten in the Invincible and Dodger Zones and molybdenum in the Dodger 4200 Zone. Within the tungsten zones assays were capped at 13.2 % WO_3 in the Invincible-Emerald zone and 14.2% WO_3 in the Dodger Zones while within the molybdenum zone assays were capped at 1.58 % Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO_3 and Mo within the mineralized zones. Within the tungsten zones blocks 25 x 25 x25 ft. were interpolated using ordinary kriging. For the molybdenum zone blocks 50 x 50 x 20 ft. were estimated by ordinary kriging. Blocks in all zones were classified using distance parameters tied to the ranges of semivariograms.

- Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO_3 and specific gravity. Blocks with estimated grades less than 0.1 % WO_3 were assigned an specific gravity of 2.77 (11.57 cu. ft./ton), blocks $\geq$0.1 and less than 0.3 % WO_3 were given a value of 3.25 (9.86 cu. ft./ton) and blocks with estimated grades > 0.3 % WO_3 were assigned a value of 3.36 (9.54 cu. ft./ton). Within the molybdenum resource area blocks were assigned an average of 8 measurements, a value of 2.68 which converts to a tonnage conversion factor of 11.96 cu. ft./ton. More work and sampling needs to be done to better establish the relationship between grade and bulk density on this property.

- Within the tungsten zones tonnages within blocks were adjusted to account for underground mining. Detailed underground level plans and sections were digitized to

produce a reasonable 3 dimensional model of the underground stopes and drifts. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for each block. The results within the tungsten zones of the Dodger and Invincible Deposits at a 0.15 % WO_3 cutoff show 2.51 million tons averaging 0.37 % WO_3 classed as measured plus indicated with an additional 1.21 million tons averaging 0.40 % WO_3 classed as inferred.

- In the Dodger 4200 molybdenum zone the results at a 0.05 % Mo cutoff show a total of 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103 % Mo classed as inferred.

- Recommendations are made to further explore both the tungsten and molybdenum mineralization on the Jersey Project. Significant surface and underground drilling is recommended in both the molybdenum and tungsten zones to both add to and increase confidence in the estimated resources. In addition a preliminary scoping study is recommended to take these resources and apply reasonable economics and a mine plan, to determine if mining is feasible. An estimate of the total budget required to completed these programs is $4.12 million.

TOTAL WO3 RESOURCE FOR JERSEY PROJECT

Classification	Cutoff	Tonnes>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

TOTAL MO RESOURCE FOR DODGER 4200 ZONE

Mo Cutoff (%)	Tons> Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
Indicated Resource			
0.05	28,000	0.098	54,880
Inferred Resource			
0.05	481,000	0.103	990,860

1.0) INTRODUCTION

This report provides a summary and preliminary resource evaluation for tungsten and molybdenum mineralization on the Jersey-Emerald property, located near to the community of Salmo in south-eastern British Columbia. The authors of this report were retained by Sultan Minerals Inc. to review and assess the results of exploration work conducted on the property and complete preliminary resource calculations for molybdenum mineralization within the Dodger 4200 area and tungsten within the Invincible and Dodger-East Dodger zones of the property. Recommendations for further exploration are also provided. Author Perry Grunenberg, P.Geo, has directly supervised much of the work carried out by Sultan Minerals Inc. on the property to date. Author Gary Giroux, P.Eng, is an independent qualified person contracted to complete modeling and resource calculations on the project data, collected by Sultan Minerals Inc.

This technical report is prepared in compliance with the requirements of National Instrument 43 – 101 and is intended for use as a supporting document to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Imperial Units of measure are used in the Resource estimation and for all property work in order to be consistent with the historic mine grid and the results of more than 5,000 diamond drill holes completed over the 60 year mine life.

3.0) RELIANCE ON OTHER EXPERTS

The authors have prepared this report based upon information believed to be accurate at the time of completion, but which is not guaranteed. The authors have relied on sources of information for the data contained in this report as provided by Sultan Minerals Inc, and from British Columbia Ministry of Energy and Mines bulletins as well as the website "Map Place"; and Sultan Minerals Inc corporate files. Some information provided in this report was obtained from recent press releases and articles authorized for distribution into the public domain by the participating companies. In writing this technical paper the authors have relied on the truth and accuracy presented within the sources listed in the Reference section of this report. The authors do not claim responsibility for accuracy of information provided within these sources.

Mr. Ed Lawrence, P.Eng, previous mine manager of the Jersey and Emerald Mines was instrumental in assisting with compilation and interpretation of the large volume of historic mine plans, sections and reports that were used in the preparation of this report.

For information pertaining to ownership of claims on the property, we have relied on information provided by the property vendors and Sultan Minerals Inc., which to the best of our knowledge and experience is correct. However, we disclaim responsibility for such information.


SULTAN MINERALS INC.
JERSEY PROPERTY
Nelson Mining Division B.C. NTS: 82F/3E
LOCATION MAP
Figure 1
Dawson City
YUKON
Whitehorse
Watson Lake
Skagway
Dease Lake
BRITISH COLUMBIA
Hazelton
Prince Rupert
Prince George
Quesnel
Kamloops
Vancouver
Hope
Trail
JERSEY PROPERTY
0 100 200 300 400 500
KILOMETERS

4.0) PROPERTY DESCRIPTION AND LOCATION

The property is located in south-eastern British Columbia centred at approximate UTM coordinates of 5438700 N and 484000 E (see Figure 1). The claims are covered by UTM map-sheets 082F004, 005, 014, and 015 within the Nelson Mining Division. The claims are located approximately ten kilometres southeast of the community of Salmo (see Figure 2). The Jersey-Emerald Property covers an area of approximately 30 square kilometres, between the Salmo River on the west and the peak of Nevada Mountain on the east, and is bounded on the north by Sheep Creek and on the south by Lost Creek.

The property consists of a block of 44 crown granted claims (see Table 1) totalling 660.36 ha, and 72 mineral claims (see Table 2) comprising 8634.5 ha, in the Nelson Mining Division (see Figure 2).

Table 1
CROWN GRANTED MINERAL CLAIMS

TYPE	CLAIM NAME	TENURE	AREA (ha)
CG	BIG DICK	L 14882	18.790
CG	BRUCE FRACTION	L 14890	1.620
CG	CALCITE	L 14763	9.430
CG	COMET	L 14761	14.420
CG	CONTACT	L 14762	14.860
CG	COPPERFIELD	L 14904	16.610
CG	DODGER	L 12083	19.540
CG	EMERAL	L 9073	20.900
CG	EMERALD FRACTIONAL	L 9074	16.890
CG	GOLD STANDARD	L 9071	20.900
CG	HAL NO. 1	L 15020	20.510
CG	HAL NO. 2	L 15021	20.520
CG	HILLSIDE	L 14881	14.040
CG	JERSEY	L 9070	17.820
CG	KING ALFRED	L 3368	19.270
CG	KING SOLOMAN	L 3369	8.480
CG	LAST CHANCE	L 12116	20.020
CG	MARK TAPLEY	L 12117	18.730
CG	MORNING	L 9075	8.940
CG	PICKWICK	L 12087	18.490
CG	REX FRACTION	L 14889	4.160
CG	ROYAL CANADIAN	L 12115	15.970
CG	SCOTT FRACTION	L 14765	16.490
CG	STAN FRACTION	L 14764	1.450
CG	STANDARD FRACTIONL	L 9072	5.360
CG	SUNSHINE	L 9076	18.790
CG	SUNSHINE NO. 2	L 15033	13.970
CG	VICTOR FRACTION	L 14888	15.480
CG	BONCHER	L 12686	20.900
CG	JUMBO 2	L 12688	18.320
CG	ALFIE	L 15091	20.900

CG	DEN #1 FR	L 15041	20.890
CG	DEN FR	L 15040	13.740
CG	MASTADON	L 1070	20.900
CG	NELLIE J	L 1071	20.900
CG	TUNGSTEN KING	L 15092	15.870
CG	TUNGSTEN KING #1	L 15094	17.180
CG	TUNGSTEN KING #1FR	L 14766	18.280
CG	TUNGSTEN KING #2	L 15093	3.830
CG	TUNGSTEN KING #3	L 15095	11.490
CG	TUNGSTEN KING #4	L 15096	10.140
CG	TUNGSTEN KING #5	L 15097	9.160
CG	TUNGSTEN KING #7	L 15098	18.660
CG	TUNGSTEN KING #8FR	L 15099	6.750
		Total	**660.360**

Table 2
LOCATED MINERAL CLAIMS

Tenure Number	Tenure Type	Claim Name	Map Number	Good To Date	Area (ha)
233462	RGC	SUMMIT	082F015	2009/DEC/27	25.0
234582	RGC	INVINCIBLE	082F014	2011/MAR/15	25.0
318816	Mineral	JERSEY #4	082F014	2009/DEC/27	500.0
318817	Mineral	JERSEY #2	082F014	2009/DEC/27	500.0
319025	Mineral	JERSEY 1	082F014	2009/DEC/27	500.0
319026	Mineral	JERSEY 3	082F014	2009/DEC/27	500.0
322324	Mineral	BLUE JAY 1	082F004	2009/DEC/27	25.0
322325	Mineral	BLUE JAY 2	082F004	2009/DEC/27	25.0
322326	Mineral	BLUE JAY 3	082F004	2009/DEC/27	25.0
322327	Mineral	BLUE JAY 4	082F004	2009/DEC/27	25.0
322328	Mineral	BLUE JAY #5	082F004	2009/DEC/27	25.0
322329	Mineral	BLUE JAY 6	082F004	2009/DEC/27	25.0
322859	Mineral	LEROY 5	082F014	2009/DEC/27	25.0
322860	Mineral	LEROY 6	082F014	2009/DEC/27	25.0
322861	Mineral	LEROY 7	082F014	2009/DEC/27	25.0
322862	Mineral	LEROY 8	082F014	2009/DEC/27	25.0
324439	Mineral	LOST GOLD	082F004	2009/DEC/27	225.0
325259	Mineral	MV 1	082F004	2009/DEC/27	25.0
325260	Mineral	MV 2	082F004	2009/DEC/27	25.0
325261	Mineral	MV 3	082F004	2009/DEC/27	25.0
325262	Mineral	MV 4	082F004	2009/DEC/27	25.0
325269	Mineral	JERSEY 5	082F004	2009/DEC/27	500.0
325270	Mineral	JERSEY 6	082F004	2009/DEC/27	300.0
329070	Mineral	POSIE 1	082F004	2010/DEC/27	500.0
330364	Mineral	LEROY 9	082F014	2009/DEC/27	25.0
330365	Mineral	LEROY 10	082F014	2009/DEC/27	25.0
330366	Mineral	LEROY NORTH 1	082F014	2010/DEC/27	25.0
330367	Mineral	LEROY NORTH 2	082F014	2010/DEC/27	25.0

330368	Mineral	LEROY NORTH 3	082F014	2010/DEC/27	25.0
330369	Mineral	LEROY NORTH 4	082F014	2010/DEC/27	25.0
330370	Mineral	LEROY NORTH 5	082F014	2010/DEC/27	25.0
330371	Mineral	LEROY NORTH 6	082F014	2010/DEC/27	25.0
330372	Mineral	LEROY NORTH 7	082F014	2010/DEC/27	25.0
330373	Mineral	LEROY NORTH 8	082F014	2010/DEC/27	25.0
331985	Mineral	HANGOVER	082F004	2009/DEC/27	25.0
331986	Mineral	GULLY	082F004	2009/DEC/27	25.0
342202	Mineral	JERSEY #7	082F015	2009/DEC/27	500.0
342203	Mineral	JERSEY #8	082F015	2009/DEC/27	400.0
347849	Mineral	SUMIT 1	082F015	2009/DEC/27	25.0
347850	Mineral	SUMIT 2	082F015	2009/DEC/27	25.0
347851	Mineral	SUMIT 3	082F015	2009/DEC/27	25.0
347852	Mineral	SUMIT 4	082F015	2009/DEC/27	25.0
348168	Mineral	J1	082F015	2007/DEC/27	25.0
348169	Mineral	J2	082F015	2007/DEC/27	25.0
348170	Mineral	J3	082F015	2007/DEC/27	25.0
348171	Mineral	J4	082F015	2007/DEC/27	25.0
348172	Mineral	J5	082F014	2007/DEC/27	25.0
348173	Mineral	J6	082F015	2009/DEC/27	25.0
348174	Mineral	J7	082F015	2009/DEC/27	25.0
348175	Mineral	J8	082F015	2009/DEC/27	25.0
348176	Mineral	J9	082F015	2009/DEC/27	25.0
348177	Mineral	J10	082F015	2009/DEC/27	25.0
348178	Mineral	J11	082F015	2009/DEC/27	25.0
348179	Mineral	J12	082F015	2009/DEC/27	25.0
348180	Mineral	JERSEY 9	082F015	2009/DEC/27	400.0
348181	Mineral	JERSEY 10	082F015	2009/DEC/27	500.0
348182	Mineral	JERSEY 11	082F015	2009/DEC/27	500.0
348183	Mineral	JERSEY 12	082F015	2009/DEC/27	450.0
349449	Mineral	J-13	082F004	2009/DEC/27	25.0
349450	Mineral	J-14	082F004	2009/DEC/27	25.0
349451	Mineral	J-15	082F004	2009/DEC/27	25.0
349452	Mineral	J-16	082F004	2009/DEC/27	25.0
349453	Mineral	J-17	082F004	2009/DEC/27	25.0
349901	Mineral	JERSEY 13	082F015	2009/DEC/27	450.0
349902	Mineral	JERSEY 14	082F015	2009/DEC/27	450.0
349903	Mineral	J 18	082F015	2009/DEC/27	25.0
349904	Mineral	J 19	082F015	2009/DEC/27	25.0
349905	Mineral	J 20	082F015	2009/DEC/27	25.0
349906	Mineral	J 21	082F015	2009/DEC/27	25.0
349907	Mineral	J 22	082F015	2009/DEC/27	25.0
349908	Mineral	J 23	082F015	2009/DEC/27	25.0
518176	Mineral	ART 1	082F	2007/JUL/22	84.5
				TOTAL	**8634.54**

In October of 1993, the Company entered into an option agreement with Lloyd Addie and Robert Bourdon, whereby the Issuer acquired an option to purchase a 100% interest in the Jersey Claim Group near Salmo, British Columbia, for consideration of 200,000 shares of the Issuer and cash payments totaling $43,389. The claims overlie the former Jersey and Emerald lead, zinc and tungsten mines operated by Placer Dome from 1947 to 1973.

The Company's interest in the Jersey Emerald property is subject to a 3% NSR, which can be reduced to 1.5% by making additional cash and share payments totaling $500,000 and 50,000 shares on completion of a positive feasibility study. The property is subject to an advance royalty payment that was due to commence on October 2000. In October 2000 an amendment to the agreement extended the start of the royalty payments to 2004 and in October 2004 a second amendment extended the start of the royalty payments to 2009. In consideration, 400,000 common shares were issued to the royalty holders.

In May 2005, the Company entered into a purchase agreement to acquire the Invincible Tungsten Mine property, covering an area of 25 hectares. Sultan will purchase the property from the Seller for a cash payment of $3,000 and 9,000 common shares of Sultan common stock and will acquire a 100% right, title and interest in and to the property, subject to a 2% Net Smelter Return royalty ("NSR"), which Sultan may, at its discretion, reduce to a 0.5% NSR by the payment of $150,000 to the Seller after the completion of a positive feasibility study; and an Annual Advance Royalty Payment of $3,000, which will commence in year 2010. The Invincible Mine property is located within the Jersey Emerald property boundary.

The optioned property is comprised of 28 crown granted mineral claims, 4 two-post claims and 80 mineral units encompassing approximately 1,700 hectares in the Nelson Mining Division. The property has since been expanded by staking, optioning and purchasing additional claims and now includes 47 crown granted mineral claims, 60 two-post claims and 278 mineral units in 15 four-post claims.


SALMO
N
SULTAN MINERALS INC.
CLAIM LOCATION MAP
JERSEY CLAIM GROUP,
SALMO, BRITISH COLUMBIA
Meters

Figure 2

There are no other pre-production royalties, back-in rights or other agreements or encumbrances to these claims with respect to Sultan's option right to them known to the author. There are no environmental liabilities existing on the property.

The authors foresee no permitting obstacles for a year round drill program as prior drill programs have been permitted and conducted throughout the property in the past. Permits are presently in place for underground drilling and drifting programs.

5.0) ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Jersey-Emerald Property is via Highway 6 between the town of Salmo and the Highway 3 junction to Creston (see Figure 3). A network of good quality, gravel mine roads provide excellent access to the centre of the property from Highway 6, which is situated along the west edge of the property.

Salmo enjoys a pleasant summer climate with August temperatures averaging 25°C and moderate precipitation. Winter temperatures average -10°C in January with moderate snowfall. Total annual precipitation is on the order of 750 millimetres of moisture with much of this falling during the rainy season from April to June. The property is not in a heavy snow belt but up to four feet or more can be expected at the mine site during the winter months. Snow free conditions at higher elevations can be expected from late April to early November. Access to the property can be attained for year-round exploration.

The Highway 6 corridor carries a power line and rail bed. Teck Cominco Trail Smelter facility is located about 45 minutes drive south of the property. Crew lodgings are available in Nelson or Salmo. A skilled labour force for mining and exploration is available in Nelson, Salmo, Trail and Castlegar. Trail, Nelson and Castlegar are also major supply and service centres for resource industries.

The property is situated in the rugged mountainous physiographic division known as the Selkirk Mountains. In the vicinity of the claims relief is on the order of 1200 metres (4000 feet) between Salmo Creek in the valley bottom at 600 metres (2000 feet) and the crest of Nevada Mountain at 1860 metres (6100 feet). Slopes vary from rolling within the centre of the claims to moderately steep along the east and west margins. Preliminary inspection of topography indicates that there are numerous areas for development of infrastructure required for mining and milling within the claims.

Much of the area has been logged or burned previously and vegetation consists of small diameter stands of larch, balsam, fir, jackpine and mountain alder. In many areas second growth vegetation is extremely dense making movement through the forest difficult. Several areas of extensive outcrop occur over and immediately north of the Jersey mine site but much of the property is covered by a veneer of glacial till. Till cover varies in thickness, from less than one metre on the slopes to more than 20 metres in valley bottoms.

JERSEY-EMERALD PROPERTY SALMO, BRITISH COLUMBIA


SALMO
N
Aspen
Property Border
Hedgehog Creek
Leroy North
SHEEP CREEK
Summit Gold
Summit Gold
Emerald-Leroy
Jersey
BC
SALMO RIVER
Tungsten King
LOST CREEK
Truman Hill
Wilson Creek
SALMO RIVER
Creston
United Verde
Legend
Kilometers

Figure 3: Location Map showing exploration and mining zones on the Property

6.0) HISTORY

The earliest record of exploration in the area dates to 1895 when gossanous outcrops on the south side of Iron Mountain attracted the attention of prospectors. The area was initially explored for gold and the 1896 Minister of Mines Report states that assays as high as $70.00 per ton in gold (about 3.5 oz/t or 100 g/t) were obtained from the area.

Prospecting continued and in 1906 lead mineralization was discovered on the Emerald claims. Several small, high grade ore shipments were made and in 1910 Iron Mountain Ltd. was formed by Pacific Coast Steel of San Francisco to develop the property. A 25 ton mill was erected in 1919 and operated until 1926 when low metal prices forced closure. In 1934 the mill was destroyed by a major forest fire.

In 1938, tungsten and molybdenite mineralization was discovered in skarn bands at the site of the long abandoned gold workings on the Emaral, Emerald Fraction and Gold Standard claims. In 1942, the Emerald Tungsten Mine was put into production for the war effort by Wartime Metals Corp., a Federal Government Agency. Operations were suspended in 1943 when the war demand for tungsten eased.

The property remained inactive until 1947 when Canadian Exploration Ltd. (later Placer Dome Ltd.) purchased the property of Iron Mountain Ltd. Placer Dome eventually purchased the government held tungsten reserves and tungsten mill in 1952. Tungsten production recommenced in 1947 and lead-zinc production began in 1949. Lead-zinc concentrate was produced from two zones: the Jersey and the Emerald Lead-Zinc Deposits. Tungsten concentrate was produced from four zones: the Emerald, Feeney, Invincible and Dodger deposits. Production continued until September 1973 when the mine was closed due to low metal prices and depleted lead, zinc and tungsten reserves. Over the mine life 7,968,080 tons of lead-zinc ore grading 1.95% Pb and 3.83% Zn, and 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled.

In 1979 Mentor Exploration Ltd carried out a diamond drill program to explore the south extension of the Emerald Shaft tungsten zone. This work encountered favourable geology but the target zone was found to be too deep and too narrow to be adequately tested by surface drilling.

In 1981 Mentor Exploration Ltd completed a five hole diamond drill program totalling 1,070 metres to test for molybdenum mineralization in the Emerald stock area. This work provided valuable information on the nature of the intrusive in this area, being the deepest testing carried out to that time. However, no economic zones of molybdenite were encountered.

In 1990, the property was sold to Nu-Dawn Resources Inc. who in 1993 sold it to Lloyd Addie and Bob Bourdon, both of Nelson, B.C. In 1993, Addie and Bourdon found that fine particles of free gold could be panned from the tungsten tailings. A prospecting and lithogeochemical sampling program was therefore initiated over the known tungsten zones. This work lead to the discovery of significant bedrock gold values in the vicinity of the Jersey and Emerald zones.

In October of 1993, the property was optioned by Sultan Minerals Inc. Sultan undertook an exploration program that entailed ground and airborne geophysical surveys, prospecting and rock chip sampling. This work led to the identification of several targets believed to have potential for gold mineralization.

During the winter of 1994-95 an eleven hole (1,324 metres) diamond drill program was undertaken by Sultan to follow up targets identified by the previous work. Drilling resulted in the discovery of several gold bearing zones in the vicinity of both the Jersey Lead-Zinc Deposit and the Emerald Tungsten Deposit. The drilling also intersected a lead-zinc zone situated 55 metres below the former Jersey Lead-Zinc Deposit.

In 1996, an exploration program consisting of soil and silt sampling, geological mapping, prospecting, rock sampling and diamond drilling was carried out on the property to better delineate the mineralized areas identified by Sultan. A total of 3 underground and 13 surface diamond drill holes were completed for a total of 1,707 metres. Drilling was designed to test the gold potential of the Bismuth-Gold zone, Emerald Gold zone, Leroy Gold zone and the lower lead-zinc horizon. Three drill holes were completed to the east of the mine area to test an anomalous multi-element geochemical zone delineated from surface exploration, called the East Ridge zone.

Exploration on the claims was inactive until market values for molybdenum increased dramatically in 2005. With the improved molybdenum prices, Sultan Minerals conducted exploration for molybdenum focussing on the Dodger Mine area where mine records indicated the presence of molybdenite.

7.0) GEOLOGICAL SETTING

7.1 Regional Geology

The Jersey Emerald property lies near the south end of the Kootenay Arc and is underlain by rocks of the Cambrian Laib Formation (CmL) and the Ordovician Active Formation (OA). The Laib Formation is comprised of mixed carbonates and pelites that have been subdivided into the Truman Member brown argillites, the Emerald Member black argillites and the Reeves Member limestones (see Figure 4).

The eastern part of the property has historically been mapped as a much younger (Ordovician) Active argillite, however recent work by the Company indicates that the contact may in fact be conformable and that the Active Formation appears to be geochemically identical to the Laib Formation Emerald Member black argillites.

The sedimentary formations are intruded by granitic dykes, sills and bodies mapped as Createous Granite (Hoy and Dunne, 1997).


N
Figure 4
SULTAN MINERALS INC.
GEOLOGY MAP
JERSEY CLAIM GROUP.
SALMO, BRITISH COLUMBIA
Meters

7.2 Local and Property Geology

The property is underlain by rocks of the Cambrian Laib Formation. This is a sequence of transitional rocks comprised of mixed carbonates and pelites (Little, 1960). In the vicinity of the property the Laib Formation has been further subdivided into the Truman Member, comprised of interbedded thin grey and white, locally dolomitic limestone; the Emerald Member, a black argillite unit; and the Upper Laib Formation, comprised of green phyllite and micaceous quartzites.

The sedimentary rocks are intruded by small plugs, dykes and sills of Cretaceous granite. The sedimentary rocks that are in contact with the granitic bodies are typically skarnified, resulting in a variety of skarn rocks ranging from re-crystallized coarse grained marble to garnet-pyroxene bearing skarn.

The Laib Formation has been deformed by three phases of folding all at least of local significance. Within the mine area structure is dominated by a major north-northeast trending anticline known locally as the Jersey anticline.

Three small stock-like bodies of Cretaceous biotite granite, elongate parallel with the local foliation, intrude the Jersey anticline and locally cut the ore-zones near the Jersey mine. From south to north these are the Jersey, Emerald and Dodger stocks. Potassium-argon age dates obtained from biotite from the Dodger stock give a date of 100.0 +/- 3.0 million years. One kilometre west of the Jersey mine the Laib sediments are intruded by a small circular body of Tertiary, augite monzonite referred to as the Salmo River stock. Biotite from this stock gave a potassium-argon age of 50.6 +/- 1.5 million years.


N
SULTAN MINERALS INC.
GEOLOGY MAP
JERSEY MINE AREA,
SALMO, BRITISH COLUMBIA

Figure 5

8.0) DEPOSIT TYPES

8.1 Lead Zinc Deposits

Lead-zinc deposition on the Property is located mostly within the Reeves member dolomites. The deposits have been categorized as primary bedded Irish-Style Sedimentary Exhalative (SEDEX) deposits. Some zones within the deposits also display aspects indicative of replacement deposition within limestone.

8.2 Tungsten Deposits

Tungsten mineralization has been discovered in two distinct environments. The first is skarn style mineralization where granitic intrusions contact the limestone. The second is in favourable zones within the Truman member as stratabound disseminate mineralization.

8.3 Gold Deposition

Gold values have been obtained from areas historically mined for tungsten. Work by Sultan minerals indicated that the gold is believed to be skarn-related, occurring in silicified horizons with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth.

8.4 Molybdenum Porphyry

At different periods during exploration and development of lead-zinc and tungsten deposits on the property, quartz stockwork veining and alteration zones suggested the potential for gold mineralization within the granites underlying the existing mined areas. As well, mapping of underground headings and sampling of diamond drill core during mining operations indicated the presence of molybdenite within these porphyry-style veined zones. Based on these positive indicators, in 2005 and 2006 exploration focused on molybdenum including diamond drilling within the Dodger zone.



Figure 6: Molybdenum vein exposed in the Dodger 4200 Drift North

9.0) MINERALIZATION

Mineralization on the Jersey property is associated with the east limb of a complex major anticlinal structure referred to locally as the Jersey anticline and regionally as the Salmo River anticline. The HB lead-zinc mine located four kilometres to the north and the Reeves MacDonald lead-zinc mine located ten kilometres to the south are also associated with this major structure.

Several zones of significant and often very different mineralization have been identified on the property. Historically mined areas produced lead-zinc and tungsten, with known areas of high molybdenum, gold, bismuth, arsenic, copper, silver, cadmium and barium. Work done by Sultan Minerals outlined numerous mineralized zones that are discussed below, along with the historically known mineralized zones.

9.1 Lead Zinc Zones

Jersey Lead-Zinc Deposit

The Jersey lead-zinc deposit occurs in dolomite near the base of the Reeves limestone member. Five ore bands, ranging in thickness from 0.3 to 9.0 metres were mined. These bands in order of stratigraphic sequence are: 1) upper lead band; 2) upper zinc band; 3) middle zinc band; 4) lower zinc band; 5) lower lead band. The five ore bands are locally very close together and in the A Zone frequently have been mined as a unit up to 24 metres thick. Ore mineralization consists of fine-grained sphalerite and galena with pyrite, pyrrhotite and minor arsenopyrite. Cadmium is associated with the sphalerite and silver with galena. Iron content of the sphalerite is low, about 6%. The overall grade for the 7,968,080 tons milled averaged 3.83% zinc and 1.95% lead. Mining ceased in 1970 with unmined reserves of 106,000 tons grading 3.10% zinc and 0.80% lead.

Emerald Lead-Zinc Deposit

The Emerald lead-zinc deposit is located immediately to the north of the Jersey lead-zinc deposit, along the same host structure. Mineralization in the Emerald lead-zinc mine consists of banded limestone and dolomite of the Reeves Member hosting stratabound lead and zinc bands.

9.2 Gold Zones

Bismuth Gold Zone

The Bismuth Gold Zone (known in the underground workings as part of the F zone) is located along the east side of the Jersey lead-zinc deposit at the contact between the Reeves limestone and the underlying Reeves dolomite. Gold mineralization was initially recognized here in 1963 when Placer Dome obtained 0.12 oz/t (3.4 g/t) gold from four samples assayed from an extensive native bismuth and arsenopyrite bearing zone. The zone was intersected while exploring the Jersey lead-zinc deposit and the underlying East Dodger tungsten zone. The zone was rediscovered in 1993 by the present property owners while inspecting Placer Dome drill logs. The gold mineralization, believed to be skarn-related, occurs in a silicified horizon with pyrite, pyrrhotite, arsenopyrite, stibnite and native bismuth. Underground samples assay up to 0.28 oz/t (8.0 g/t) gold across widths of 96.0 centimetres. Placer Dome drill logs suggest that this siliceous zone may be 20 metres or more in thickness. It was intersected in four surface drill holes along a strike length of 300 metres.

#1 Zone

The #1 Zone is located in the area of the 1994 diamond drill holes DDH94-1 and 2. This zone is located along the contact of the Reeves limestone and the Emerald argillite members where they trend south from the Emerald Tungsten open pit mine.

A series of small to large pits and trenches trend for 300 metres along the limestone-argillite contact. In the workings, rusty banded sulphide mineralization occurs with iron oxides (limonite and goethite) and coarsely recrystallized limestone. Sulphide mineralization occurs as massive pyrrhotite bands, which return high values for arsenic, copper and zinc, with minor gold, silver and molybdenum.

Emerald Gold Zone

The Emerald gold zone was first recognized in 1895 and may be coincident with the Emerald tungsten zone. The zone was prospected for gold from 1895 to 1906 and assays up to 3.5 oz/t (100.0 g/t) were reported. After the lead-zinc potential of the property was recognized in 1906 and later with the discovery of the tungsten mineralization over this area the gold potential of this zone was not explored. The zone was rediscovered in 1993 when the current property owners found that free gold could be panned from the tungsten tailings. Gold mineralization has been found to be associated with the quartz and pyrrhotite rich sections of the skarn and sulphide-type tungsten zones.

The Emerald gold zone occurs along the contact with the Reeves limestone and Emerald argillite, and trends from the Emerald Tungsten deposit towards the #1 Zone. These three areas may actually represent mineral zonations grading away from the Emerald Stock.

Leroy Gold Zone

The Leroy gold zone is located approximately one kilometre north of the Emerald gold and tungsten zones. Gold mineralization was discovered here in the late 1890's and the zone was explored with a series of pits, adits and hand trenches along an 800 metre strike length. Gold exploration ceased with the discovery of lead-zinc in 1906.

Over the Leroy zone gold mineralization is associated with pyrrhotite, pyrite and native bismuth in a silicified horizon at the contact between the Reeves limestone member and the Emerald argillite member. Recent sampling of this zone gave gold grades up to 0.898 oz/t (25.5 g/t) from grab samples and up to 0.174 oz/t (4.8 g/t) across a true width of 3.0 metres for chip samples.

ABC Zone

The ABC zone occurs just to the east of the Jersey and Dodger underground workings along the Iron Mountain Fault. This major fault structure represents the contact of the Ordovician Active Formation argillites with the Cambrian Reeves Member limestones.

Anomalous samples were collected from slices of pyritic garnet-diopside skarn bands entirely within Active Formation argillite, but adjacent to the Reeves limestones. Rusty, limonitic, decomposed argillite(?) with minor quartz stockworking is found on the west side of the skarn banding. Sulphide mineralization is confined to pyrite within the skarn bands, with limonite occurring adjacent to this unit. Assays indicate the presence of high arsenic and minor gold, molybdenum and lead values.

9.3 Tungsten Zones

Dodger Tungsten Deposit

Near the Jersey Lead-Zinc Mine, skarn-type tungsten mineralization occurs where the Cretaceous intrusions are in contact with either of the calcareous Truman or Reeves members. Tungsten was mined from two distinct zones on the property: The Dodger zone located along the east side of the Jersey lead-zinc deposit; and the Emerald zone comprised of the Emerald, Feeney and Invincible deposits located along the west side of the lead-zinc deposit.

The Dodger tungsten skarn deposit is comprised of three zones with finely disseminated scheelite grains in light brown to green garnet-diopside skarn. The conformable deposit occurs in a skarnified limestone unit near the top of the Truman Member. The mineralized zones are separated by a tongue of granite believed to be an appendage of the Dodger Stock.

In this deposit, scheelite is accompanied by pyrrhotite, biotite, quartz, molybdenite and minor powellite. The ore zones range from 2.0 to 9.0 metres in width and average 3.0 metres.

The Dodger tungsten zone was mined intermittently from 1951 to 1973 and averaged 0.56% WO_3 for 521,023 tons of production. Production ceased in 1973 leaving unmined reserves of 42,500 tons

grading 0.45% WO_3. During the final year of operation extensive reserves of low grade ore were found to the north and south of the East Dodger deposit. These reserves were not developed due to low tungsten prices.

Dodger "D" Zone

The Dodger "D" Zone is represented by a series of pits and trenches located along the contact of the Dodger Stock and skarnified Truman Member argillites. This zone is located about 300 metres southwest of the Dodger 4400 Adit.

In the vicinity of the workings, the Dodger Stock is pegmatitic, consisting entirely of white quartz and feldspar phenocrysts up to 15 centimetres diameter. The workings are located within very rusty, skarn banded Truman Member sediments. Visible mineralization consists of massive to disseminated and banded pyrrhotite, pyrite, bismuth, molybdenite, and chalcopyrite, with assays also indicating the presence of gold, zinc, and tungsten.

Emerald Tungsten Deposit

The Emerald tungsten deposit occurs along the contact between the Reeves limestone member and the Emerald argillite member, located along the west side of the Emerald stock. Within the deposit four distinct types of mineralization are recognized: skarn, sulphide, greisen, and quartz ores. The skarn-type of ore occurs mainly along or near the limestone argillite contact. It consists of garnet, diopside, calcite and quartz with lesser amounts of pyrrhotite, pyrite, scheelite and molybdenite. The sulphide-type of ore, consisting of pyrrhotite, calcite, biotite and scheelite, is often spatially associated with the skarn mineralization and consists of irregularly shaped "replacement" bodies in limestone and dolomite. Locally quartz, pyrite, molybdenite and chalcopyrite may be present. The greisen-type of ore occurs in altered granite and extends up to 12 metres into the granite from the limestone contact. The ore consists of potash feldspar - in some places completely kaolinized, abundant quartz, sericite, pyrite, tourmaline and scheelite. Locally, calcite, ankerite, apatite, pyrrhotite or molybdenite may be present. The quartz-type ore in many places grades into greisen. It consists of silicified limestone cut by numerous veins of quartz with ankerite, scheelite, minor molybdenite and apatite. The veins are enveloped by disseminated mineralization comprised of scheelite, pyrite, pyrrhotite and tremolite.

Scheelite is the main tungsten mineral but minor powellite and wolframite was also recovered. Most of the scheelite ore was recovered from lenticular skarn zones developed along the contact between the Emerald argillite and the Reeves limestone.

The Emerald tungsten zone was mined intermittently from 1943 to 1973. Grades ranged from 0.5 to 1.5% WO_3 and averaged 0.86% WO_3 for the entire 1,076,799 tons of production. Mining ceased in 1973 due to low tungsten prices leaving recoverable reserves of 34,800 tons grading 0.73% WO_3. Potential is believed to exist north of the Invincible and south of the Emerald deposits but due to low tungsten prices there was no incentive to explore and develop these potential reserves.

East Emerald Tungsten Zone

The East Emerald Tungsten Zone, is located about 300 metres southwest of the Dodger 4400 Adit and approximately 100 metres stratigraphically above the Invincible Tungsten Deposit. Also referred to as the Dodger "D" Zone, it is represented by a series of pits and trenches located along the contact of the Dodger Stock and two parallel skarnified Truman Member argillite bands, each about 10 metres in thickness. Evidence of the potential for Dodger-type mineralization was provided in historic drilling to the north and east of the Emerald and Invincible mines.. This stratabound mineralization is in the stratigraphically higher metamorphosed Truman rocks. Twenty four(Wartime Metals) and sixteen(Canex) historic drill holes were completed through this zone, herein termed the East Emerald Zone. Drilling into this zone encountered tungsten-skarn mineralization adjacent to and distant from the granitic contact similar to that historically mined in the Dodger Tungsten deposit to the east. In 2006 Sultan Minerals completed a four hole drill program into this mineralized zone in order to verify the presence of the reported tungsten grades and the widths of mineralization. A preliminary assessment of the potential of this zone is covered in this report.

These tungsten-bearing horizons have been shown by historical drilling and surface sampling to be more than 1,100 metres long and to extend up to 300 metres down dip. Drill logs show that the zone ranges from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness with tungsten assays varying from less than 0.10% WO_3 to greater than 0.28% WO_3.

In the vicinity of the workings, the Dodger Stock is pegmatitic, consisting entirely of white quartz and feldspar phenocrysts up to 15 centimetres in diameter. The workings are located within very rusty, skarn banded Truman Member sediments. Visible mineralization consists of massive to disseminated and banded pyrrhotite, pyrite, bismuth, molybdenite, and chalcopyrite, with assays also indicating the presence of gold, zinc, and molybdenum with the tungsten.

Invincible Tungsten Deposit

The Invincible Tungsten Deposit is adjacent to the western margin of the Late Jurassic Dodger stock where it transects flat-lying beds of the Reeves Member limestone of the Lower Cambrian Laib Formation. The deposit lies 1,500 metres northeast and along strike, but on the east side of the Emerald granite stock from the Emerald tungsten deposit.

The orebody is bounded above and below by skarn and argillite of the Truman and Emerald members of the Laib Formation respectively. Most of the scheelite occurs in lenticular zones that extend at a high angle from the granitic stock, more or less conformable with layering of the host rocks. The scheelite occurs as fine, disseminated grains within garnet-diopside skarn and is accompanied by pyrite, pyrrhotite, minor powellite and traces of molybdenite and wolframite. Quartz is common in zones of mineralized granite.

The ore zone extends up to 24 metres from the stock, and may be more than 3 metres thick in places. The zone lies about 260 metres below surface and produced 256,480 tonnes of 0.65 per cent WO_3 from 1970 to 1973 (Geology, Exploration and Mining in British Columbia 1973, pages 54-57).. The northern extension of the Invincible mine remains untested.

Feeney Tungsten Deposit

The Feeney tungsten deposit is located on the east side of the Emerald granitic stock along strike to the north of the Emerald mine and south of the Invincible mine. The zone forms a relatively shallow ore body within the Lower Cambrian Laib Formation along the granite-limestone contact between the Reeves Member limestone and Emerald Member argillite.

The mineralization consists of scheelite with minor powellite, rare wolframite and traces of molybdenite in a green and brown garnet-diopside skarn containing augite, actinolite, epidote, pyrrhotite and quartz. Most of the scheelite occurs as fine, disseminated grains in lenticular skarn zones which extend from the granite contact out into the limestone-argillite country rock conformable to bedding. The skarn zones are up to 6 metres long and average about 2 metres in width. Grades are about 0.5 to 1.5 per cent tungsten. The Feeney mine operated between 1951 and 1955 and produced about 54,000 tonnes of ore averaging 0.92% WO3 (Bulletin 41, page 119).

9.4 Molybdenum Zones

Dodger Zone

Molybdenum mineralization was noted in several areas within the historic Jersey, Dodger, Invicible, Emerald and Feeney mine workings. Follow-up work during 2000 to 2005 field seasons indicated that the most readily accessible area for initial molybdenum exploration is within the Dodger 4200 mine workings. These workings were found to be in good condition where access drifts were completed during the historic mining for tungsten. Mapping of the drifts indicated that the granitic rock that underlies the Dodger-type skarn tungsten mineralization contains porphyry style quartz veining with molybdenite mineralization.

Exploration of the molybdenum-bearing porphyry system, along the margin of the historic Dodger East Tungsten zone, revealed a stockwork of quartz veining and fractures with molybdenite. The general orientation of fractures and quartz veins was found to be cross-cutting north-south and east-west, with steep dips. Several high grade molybdenite zones were intersected, including 1% to 3% Mo over short widths of 3 to 5 feet (0.9 to 1.5 metres). The 20 hole drill program completed during the 2005 field season indicated the potential for larger volumes of lower grade molybdenum containing short sections of higher grade material. The current resource calculation summarized in this report has been undertaken to further assess this zone.

East Zone

During the 1995 field season, a large mineralized zone was discovered to the east of the previous workings entirely within the Ordovician Active Formation argillites.

An anomalous area trending north-south for two kilometres and up to one kilometre wide contains significant copper, zinc, silver, barium and molybdenum values in soils. The black, shaly argillites are cross-cut by quartz stringers in many areas, but mineralization is believed to be hosted within the argillite beds.

Posie Zone

The Posie claim occurs to the south of the Jersey lead-zinc mine, on the south side of Lost Creek. Preliminary work done on this claim in 1995, returned anomalous metal values from soil samples.

The Posie mineralized zone occurs within Ordovician Active Formation argillites with inter-fingered limestones of the Lower Cambrian Reeves Member in the north. The limestone tends to be skarnified in some areas, while other areas have the appearance of fresh limestone but are completely silicified. A zone of anomalous soil sample results trends from Lost Creek south-southwest for over one kilometre, roughly following the argillite-limestone contact. Along this zone, soil samples are highly anomalous in copper, silver, zinc, cadmium and barium, with scattered elevated values for gold, tungsten and molybdenum .

10.0) EXPLORATION

Sultan Minerals Inc has undertaken a number of exploration programs on the Jersey-Emerald Property. These have been summarized in the History section of this report. Perry Grunenberg (author) managed or monitored much of this work.

Ed Lawrence, P.Eng, previous mine manager of the Jersey and Emerald Mines, completed a letter outlining the molybdenum potential of the property for Sultan Minerals Inc in a letter dated February 2005. In this letter Mr. Lawrence states:

> *"Widespread molybdenum occurrences have been noted on this property since the 1930's confirming that the underlying intrusive is molybdenum bearing. Initially they were found in surface showings on the western slope of Iron Mountain where the Emerald and Feeney tungsten deposits were developed. In general these occurrences consisted of high grade molybdenite along fracture surfaces and in the skarns associated with tungsten mineralization……*
>
> *A general geological picture of this area is best described as sediments that have been intruded by granitics….It has long been recognized that this area is unusually metal rich, having operations over the years since 1906 that extracted silver, lead, zinc and tungsten. Considering the extensive occurrence of moly throughout this area there is also a possibility of a large porphyry molybdenum deposit here.*
>
> *During the operation of the lead-zinc and tungsten mines in the period from 1906 to 1973 no specific molybdenum evaluation was carried out. It wasn't until 1981 that a preliminary program was initiated…work showed that significant moly occurs in a large stockwork of vertical veins that formed in the intrusive. The best exposure of this is in the Dodger 4200 Drift North."*

The following paragraphs summarize exploration for molybdenum mineralization during the 2005 exploration season within the Dodger 4200 Moly zone. Perry Grunenberg managed or monitored this exploration work, including the procurement, logging and sampling of diamond

drill core from each phase of drilling. Perry Grunenberg has also been involved in documenting periodic reports in the form of letters and news releases regarding the Jersey-Emerald property and the Dodger 4200 Moly zone.

A total of 20 underground diamond drill holes and 2 surface drill holes were completed on the property for the exploration of molybdenum in 2005. The 20 underground drill holes were all located within areas of the Dodger Tungsten Mine workings, particularly the Dodger 4200 Drift North and associated cross-cuts, herein referred to as the Dodger 4200 zone. The 2 surface diamond drill holes were located at distance from the Dodger 4200 zone to the west and north to test for other potential zones of molybdenum mineralization. Drill hole locations are provided on Figure 8.

Initial drilling was conducted to test molybdenite-bearing structures revealed in historic data and noted during reconnaissance of the mine workings. The 20 underground drill holes (JM05-01 to JM05-20) were collared along a 300 m length of access drift within the old Dodger Mine workings. A total of 6,859.6 metres of drilling was completed.

A total of 431 metres of drilling in 4 drill holes was completed on the Emerald East Tungsten zone. This drilling was located in an area of historic diamond drilling for tungsten mineralization that was carried out when mining for tungsten was active on the property. The 2006 drilling was designed to further test for grade and continuity of tungsten mineralization, and to provide verification of results presented in drill logs and maps provided from the historic drill program.

11.0) DRILLING

Sultan Minerals Inc completed a number of drill programs during exploration for gold, tungsten and lead-zinc on the property. These programs have been summarized in the History section of this report. Prior to 2005 a total of 3,031 metres of diamond drilling are documented by Sultan Minerals as having been completed on the property.

Sultan Minerals directed exploration towards the molybdenum and tungsten potential of the property during 2005. This work was conducted within and adjacent to the Dodger 4200 Drift North area of the historic mine, and in an area to the north of the Emerald Tungsten mine workings.

Molybdenum Exploration

A total of 20 diamond drill holes were completed within this zone, with an additional 2 surface diamond drill holes completed to test targets peripheral to this zone. The 22 hole program totalled 2,473.5 metres (8115.1 feet) of diamond drilling extracting NQ wire line size core. Of this, a total of 2,087.3 metres (6848.1 feet) was underground drilling within the Dodger 4200 zone.


N
DODGER 4200
MOLYBDENUM ZONE
DRILL HOLE
LOCATIONS
SCALE
Figure 7

Molybdenum mineralization was intersected in all 12 of the underground drill holes. The mineralization is comprised of a network of molybdenite bearing quartz veins and fractures hosted within a granite intrusive body. The grade of the mineralization is variable over the 1,000-foot (300 metre) long zone and is highest in areas with greater vein and fracture density. Assay results from this drilling included drill hole JM05-02 which assayed 0.13% Mo over its entire 58.5 metre (192 foot) length, and hole 3 which averaged 0.068% MoS2 over 150.9 metres (495 feet). Assays as high as 3% Mo over 1 metre lengths were also encountered.

A second phase consisting of 8 diamond drill holes was completed within the underground Dodger 4200 zone. These holes were designed to more fully assess the molybdenum potential within this zone and to provide for preliminary resource calculations for the zone as tested to date. All of these holes also intersected molybdenum mineralization. The 20-hole, two phase,

drill program results indicated the potential for large volumes of lower grade molybdenum mineralization (0.05 to 0.1% Mo) containing more limited zones of high grade mineralization (0.5 to 1% Mo).

Tungsten Exploration

Four diamond drill holes totalling 1414 feet (431m) were completed in the Emerald East Tungsten zone. This drilling was designed to intersect a skarn band that was shown to contain tungsten mineralization as evidenced by historic diamond drilling conducted during the 1940's to the 1970's. Tungsten, as scheelite, was intersected in all four drill holes, associated with a skarn band that trends northward from the historic Emerald Tungsten mine workings.

12.0) SAMPLING METHOD AND APPROACH

Drill core was removed from each drill site at the end of each shift. All drill core was logged at a secure facility in Salmo. Following drill core logging and sample layout, the core was split using a standard manual core splitter, and, for some intervals by using a diamond saw. One half of the core was then placed in a sample bag labelled with an assay tag number and the second half returned to the core box with its location marked with the same assay tag number.

Sample intervals were determined based on lithological changes, structures and observed mineralization within the core. Minimum sample intervals were set at approximately 1 metre (3 feet). For diamond drill holes JM05-01 through JM05-20 the total length of core was sampled.

13.0) SAMPLE PREPARATION, ANALYSES AND SECURITY

The core to be assayed was shipped by trucking company from site directly to ACME Labs Ltd. in Vancouver, BC. All sample preparation was done at the laboratory by their staff.

Acme is currently registered with ISO 9001:2000 accreditation. The International Standards Organization (ISO) adopted a series of guidelines (ISO 9000 to 9004) for the global standardization of Quality Assurance for products and services. A company seeking accreditation must implement and maintain a quality assurance system that is compliant with one of the three applicable models (i.e. ISO 9001, 9002 or 9003). Some of the aspects specifically addressed in a quality assurance system include:

- Responsibility of management in defining and achieving quality goals,
- Contract review to ensure customer needs are understood and met,
- Procurement of supplies and services capable of delivering the desired level of quality,
- Handling of material supplied by the customer to ensure integrity,
- Controlling processes to ensure consistency of quality,
- Inspection and testing to ensure that all work meets or exceeds quality criteria,
- Correction and prevention of non-conformities (errors),
- Training of staff, and

- Statistical analysis to ensure quality criteria are met.

Acme Labs utilized standards and duplicate analysis of samples as part of their quality assurance. The certificates of analysis indicate re-assay or duplicate analysis with the prefix "RE". Standards submitted during the analysis of samples are prefixed "STANDARD". The laboratory identifies and remedies situations where the analysis of duplicates or standards is not within allowable levels of variation.

Perry Grunenberg personally monitored procedures for sample collection and delivery to courier in either Salmo or Castlegar, BC. From point of collection until delivery to the courier, the samples were under complete control of Sultan Minerals contactors.

The assay laboratories catalogue all samples and assure a complete chain of custody of each sample through the analytical process. At Acme Labs the samples were analyzed by the labs Group 1F-15 analysis that includes 37 elements by ICP methodology. In the Group 1F-15 analysis a representative sample is crushed and pulverized to 95% passing 150 mesh. A split of 15 gram is leached in hot Aqua Regia. The resulting solution is analyzed by ICP-ES and ICP-MS. The lab reports that solubility of some elements will be limited depending on mineral species present. Samples that returned elevated levels of either molybdenum or tungsten were further analyzed by group 7AR analysis where the sample pulp is further leached and analyzed by ICP-ES.

14.0) DATA VERIFICATION

Data used in the preparation of this report were predominantly generated by Sultan Minerals Inc. during past and current exploration programs. All data is stored in Sultan's office in Vancouver and within a site office located in Salmo, BC. Perry Grunenberg managed or otherwise participated in most of the previous exploration. There appears to be no reason to doubt the accuracy or veracity of the geological exploration data that is presented as written material and as illustrations on maps, sections or diagrams.

Assay Checks With a Second Laboratory

During the program it was standard practice to have Acme crush, pulverize and split out two 250 gram samples. One sample was for analysis and the second was for storage. A representative from Sultan would pick up the second pulps and a selections would be made for submittal to an alternative laboratory for reanalysis. Approximately 10 percent of the original samples were submitted for reanalysis. The reanalysis for molybdenum was done by Assayers Canada using analytical procedures similar to Acme. The results for molybdenum show that the analysis from Assayers Canada were 1.15% higher than the Acme analysis. The results for 123 samples are shown below on a scatter plot (see Figure 8). There is excellent correlation (Coefficient of Correlation = 0.9951) with no bias indicated (the best fit regression line through the data points coincides with the equal value line). The average inter lab precision, a measure of the scatter about the regression line, is a very reasonable 49%.


Binary Diagram
3.00
2.00
1.00
1.00
2.00
06/10/23
13:41:15
Acme Original vs Cdn Asyr Lab Check
CHECK MO, arith., *10**4
N = 123 (123,123)
3.107E+4
1491.0 3697.0 0.9951
0.4200 3693.0
0.5600 1488.0 3.174E+4
Regression=RMA ORIG MO, arith., *10**4
slope: 1.001 (8.946E-3)
y-int: 1.524 (35.66)
dispersion: (518.6)

Figure 8: Scatter plot of Original Acme Mo Assays (x axis) vs Canadian Assay Lab Rechecks (y axis)

The reanalysis for tungsten was done by Becquerel Laboratories Inc. in Ontario using neutron activation procedures. The comparison of the two sets of analysis are shown below on a scatter plot (see Figure 9). The coefficient of correlation equals 0.9945. A best fit regression line sits a more or less constant distance (68 ppm) above the equal value line indicating a fixed bias with the check lab assaying on average 68 ppm higher than the original Acme assay. The inter lab precision is an excellent 12.3 %. The comparison of the two sets of tungsten assays show the Becquerel Laboratories results to be 8.52% higher. The higher results for the neutron activation analysis were expected as this method will determine total tungsten content of the sample while the acid digestion procedure used by Acme will not determine encapsulated tungsten.

During the resource estimation numerous checks of the digital data base through basic software analysis identified typos which were corrected from original drill hole logs and assay sheets. The level of data accuracy was within industry standards for a resource estimation.



Binary Diagram
2.50
2.00
1.50
1.00
0.50
0.50
1.00
1.50
2.00
2.50
06/10/23
13:57:21
Orig. Acme and Check Lab
CHECK W, arith., *10**3
N = 24 (24,24)
2744.0
1057.0 600.3 0.9945
123.0 593.8
72.30 978.0 2800.0
Regression=RMA ORIG. W, arith., *10**3
slope: 1.011 (2.160E-2)
y-int: 67.83 (24.72)
dispersion: (88.50)

Figure 9: Original Acme W Assay (x axis) vs Check W Assays at Bcequerel (y axis)

15.0) ADJACENT PROPERTIES

The area around the Jersey-Emerald property has undergone extensive historic exploration and development. A listing of Minfile occurrences from the BC Ministry of Energy and Mines website indicates numerous past producers in close proximity to the Jersey Emerald. A summary of the significant listings are provided below. The information presented is not necessarily indicative of the mineralization on Sultan Minerals Inc Jersey-Emerald Property, and tonnage and grade estimates provided from historic documents have not been verified for NI43-101 compliance.

15.1 Molly

The Molly molybdenum property is located at about 1219 metres elevation on the south side of Lost Creek, 12.8 kilometres south-southeast of Salmo. The 4 claims comprising the property were the Bromyrite King, Bromyrite, Molybdenite, and Molybdenum No.1. In 1914, the property was leased for 6 months to Bell brothers of Salmo and molybdenum ore was shipped to Denver, Colorado from open cuts and pits. Early in 1915 the property was leased for one year to B.C.

Molybdenite Company, Limited and additional ore was shipped to Denver. In 1916, the property was under lease to International Molybdenum Company, Limited who shipped about 90 tonnes of ore to their plant at Renfrew, Ontario. The original owners resumed work on the property in 1917 and shipped about 45 tonnes of ore to the Mines Branch, Ottawa.

The property was restaked as the Molly and Molly 1-9 claims (Lots 14232-14241 respectively). The Consolidated Mining and Smelting Company of Canada Limited purchased the property in 1926 and a small amount of underground work and diamond drilling was carried out the following year. The claims were Crown-granted to the company in 1930. The workings at that time included about 30 metres of drift and crosscut, an 18-metre raise, and a winze.

Scheelite was discovered on the Molly 4 claim, about 305 metres southeast and 122 metres above the molybdenum showing, by Joe Gollo, of Howser, in 1942; the company carried out considerable exploration for scheelite that same year. Further work by the company on the molybdenum showing during the period July 1942-February 1943 included 35 metres of crosscut, 21 metres of drift, and a 5-metre raise; a small tonnage of ore was mined but not shipped.

The Molly mine is hosted by granites of the Lost Creek stock of the Middle to Late Jurassic Nelson Intrusions, which are intruded into a sequence of argillites and limy argillites of the Ordovician Active Formation. The granite is quartz rich and appears to have an upper fine-grained, aplitic chilled zone or border capping in the order of 2 metres thick.

The aplite is sparsely impregnated with molybdenum but the main molybdenum ore occurs below this capping within a zone about 3 metres thick containing numerous joints parallel to the intrusive contact. The best mineralization appears within this sheeted zone where the intrusive contact dips at low angles and/or where there are prominent fractures intersecting this sheeting. Molybdenite occurs as selvages on the joint planes or disseminated between the joints. The more massive granite below the sheeted zone is host to very little molybdenite. Tungsten, as scheelite, occurs locally disseminated in skarn zones of small size.

Records indicate that the Molly mine produced at least 171 tonnes of ore which carried 3.5 to 5.88 per cent MoS2. From 1914 to 1917, a total of 11,366 kilograms of molybdenum were produced. Minor pyrite, pyrrhotite, and uraninite are also associated with the deposit. A sample assayed 0.13 equivalent uranium (Geological Survey of Canada, Economic Geology #16).

15.2 HB

The HB property is located on Aspen Creek, a tributary of Sheep Creek, directly north of the Jersey-Emerald property. The north end of the No. 1 ore body outcropped at an elevation of 1219 metres, west of Aspen Creek and almost a 1.6 kilometres north of Sheep Creek.

The Consolidated Mining and Smelting Company of Canada (Limited) optioned the claims in 1911. The No. 2 level crosscut was driven during the winter but results were disappointing and

the option was dropped in 1912. On the expiry of the lease the entire property was optioned to a Spokane syndicate operating under the name Hudson Bay Zinc Company. The low level No. 7 crosscut (3,100 level) was started in 1915 and reached a length of 579 metres on completion in 1916. Diamond drilling (473 metres) from the crosscut failed to find ore and the option was given up in 1917. Exploration work was all done in the heavily oxidized zone at the north and on No. 1 ore body where the flat-plunging ore was exposed on surface. The Consolidated Mining and Smelting Company returned in 1927 and starting about 1946, the company began geological investigations that led to an intensive diamond drilling program beginning in 1948. Large bodies of low-grade disseminated sulphides plunging gently south from the oxidized ore body were indicated by this drilling. In 1951 construction of a 1,000 ton per day concentrator began and a new adit level (No. 8) was driven 823 metres north from the Sheep Creek valley mill site to the ore zone.

David Minerals Ltd. by an agreement dated May 8, 1981 purchased the mine, mill and adjacent properties from Cominco Ltd. Renovation of the H.B. mill was carried out to prepare a flotation circuit to custom mill gold-bearing sulphide ores, and a second circuit to treat molybdenite-gold ore from the company's Rossland properties. A gold circuit was put into operation for a short period on ore from the Gold Belt property in December 1981.

The HB ore bodies are currently thought to be Kootenay Arc-type carbonate hosted sedimentary exhalative (sedex) deposits. The ore bodies are located within dolomitized limestone of the Lower Cambrian Laib Formation, Reeves Member (correlative with limestone of the Badshot Formation). The east boundary of the Laib Formation is in contact with argillites of the Lower to Middle Ordovician Active Formation, on a fault contact, with the Active rocks overthrust from the east over the Reeves rocks.

Two distinct calcareous layers of the Reeves Member can be recognized in the area, an upper one about 110 metres thick separated from a lower 12-metre member by 15 to 30 metres of micaceous brown limey argillite. The HB ore bodies occur within a hundred metres or so to the west of the thrust fault. It is thought that the mineralization is related to the intrusion of granitic stocks of the Middle to Late Jurassic Nelson Intrusions with the nearest outcrop about 1 kilometre away from the mine. The only intrusives present in the mine are post-ore diabase dykes up to 3 metres thick.

In the vicinity of the HB mine, the beds are folded into a broad synclinorium, and the limestone layers in the mine are on the west limb of this structure. The principal ore zones consist of three steeply dipping, parallel zones lying approximately side by side and extending as pencil-like shoots for about 900 metres along the gentle south plunge of the controlling structures. The largest and most easterly ore zone has a maximum height of about 140 metres and a maximum width of 30 metres. Within these zones are steeply dipping discontinuous ore stringers with a lead to zinc ratio of 1:5. There is evidence to indicate ore deposition was controlled by shear zones within the folded limestone; the best ore concentrations occurring at the junctions between steeply dipping shears (the pencil-like ore bodies) and flat lying shears (the flat-lying brecciated ore bodies).

The mineralogy of the ore is relatively simple with pyrite, sphalerite and galena in order of abundance and minor pyrrhotite found locally. The northern portion of these bodies is exposed at surface, near the original HB claim, and are oxidized to a depth of about 100 metres at that point. A smaller zone, located to the southwest of the main HB mine, is known as the Garnet ore body. The Garnet zone was mined from the surface from a small open pit, whereas the main mine is entirely underground.

The HB mine produced a total of 6,656,101 tonnes of ore in 29 years between 1912 and 1978. Recovered from this ore were 29,425,521 grams of silver, 49,511,536 kilograms of lead, 260,431,646 kilograms of zinc, 2,019,586 kilograms of cadmium, 105,412 kilograms of copper and 6,159 grams of gold. Measured and indicated reserves published December 31, 1978 by Canadian Pacific Limited were given as approximately 36,287 tonnes grading 0.1 per cent lead and 4.1 per cent zinc (Energy, Mines and Resources Canada Mineral Bulletin MR 198, page 209).

15.3 Summit, Ore Hill, Bonanza

A series of historic mines that produced silver, gold, lead and zinc are located to the northeast of the Jersey-Emerald property. These are generally quartz vein occurrences that cut the Lower Cambrian Laib formation limestone and schist.

The Summit occurrence is a quartz-siderite vein deposit which contains erratically distributed pyrite, galena and sphalerite within a narrow fault zone striking 55 degrees and dipping southeast. Most of the mine production was from a 20 metre long "Glory Hole". Production from 1906 to 1938 totalled about 1094 tonnes which contained 27,059 grams of gold, 37,883 grams of silver, 13,728 kilograms of lead and 12,988 kilograms of zinc.

The Ore Hill vein deposit includes several adits with over 1000 metres of underground development. Between 1906 and 1940, a total of 2,241 tonnes of ore were mined and 88,612 grams of gold, 168,424 grams of silver, 80,257 kilograms of lead and 75,651 kilograms of zinc were recovered. South of the adits a trench exposes limestone in fault contact with schists. The fault strikes 050 degrees and dips 75 degrees southeast. A one metre wide lamprophyre dyke is injected along the fault and there is about 30 centimetres of fine-grained galena, sphalerite, pyrrhotite and pyrite on the footwall side, within highly altered limestones. North of this exposure, in the adits, the vein is about 45 centimetres wide within quartzite but narrows along strike as it crosscuts argillites. No mineralization is reported in the quartzite section.

The Bonanza North and South veins are developed by four adits on the Dip claim. About 17 tonnes were shipped in 1910 but the value of the shipment was not reported (Minister of Mines Annual Report 1910, page 110). In 1963, a total of 14 tonnes were mined, from which 124 grams of gold, 2,861 grams of silver and 118 kilograms of lead were recovered. Results of a 1982 sampling program indicates that there is an ore shoot above and below the second level on the North vein. Potential is indicated at depth where the productive horizon is projected to below an elevation of 914 metres. In 1983, 2720 tonnes of proven and possible ore at a grade of 18.86 grams per tonne gold was outlined on the North Bonanza vein (Assessment Report 11249). A later estimate of the ore on the property was reported to be 14,254 tonnes grading 10.28 grams per tonne gold (George Cross News Letter No.217 (November 12), 1987).


GOLD BELT
HB (L.12672)
GARNET (L.10809)
QUEEN
UDIVILLE
KOOTENAY BELLE
ALEXANDER
BLACK ROCK NORTH
LUCKY BOY (L.9188)
BONANZA (L.10161)
MAYFLOWER
ORE HILL
RIVER
BLACK ROCK SOUTH
SUMMIT
ALLOUEZ
INVINCIBLE (L.12084)
DODGER (L.12083)
FEENEY (L.9074)
EMERALD
EMERALD TUNGSTEN
JERSEY
COMET
MOLLY
MEADOW VIEW
LOST CREEK
M.U.T.
SOUTH SALMO RIVER
TRUMAN

Figure 10: Minfile Occurrence Locations (from BC Ministry of Energy and Mines website)

16.0) MINERAL PROCESSING AND METALLURGICAL TESTING

In February 2006 Sultan Minerals sent a composite sample of drill core from holes JM05-03, JM05-13, JM05-14 and JM05-15, located within the molybdenum zone, to Process Research Associates Ltd. ("PRA") for an assessment of the Mo recovery potential using basic processing schemes. The results are presented in a report from PRA (Tan, 2006) with the summary reproduced below.

"Drill hole samples from the Jersey project were blended into a single mineral composite, which was tested by flotation for evaluation to recover molybdenum (Mo). The Table below provides a head assay from averaged results, including back-calculated feed grades from the laboratory studies. The main mineral of interest was molybdenite. However, many potential by-product recovery options could also be considered.

Head Grade				
Au (g/t	*Ag (g/t)*	*Mo (%)*	*Fe (%)*	*S (%)*
0.055	*0.605*	*0.311*	*1.508*	*1.27*

Rougher flotation recovered more than 97% Mo, at relatively coarse particle sizes of 80% passing (P_{80}) 170μm. The 1st rougher stage flotation recovered 98% Mo and 81% Au in 4.3% of the mass. The majority of the mass was contributed by 61.7% of the Fe (pyrite).

Using lime as pyrite depressant in 5 stages of cleaning, yielded grades of 2.82 g/t Au, 27.0 g/t Ag, 29.2 % Mo and 20.5% Fe, with recoveries exceeding 47% Au and 95% Mo.

It is concluded that the results of exploratory testing are encouraging and that further testing should focus on improving the molybdenite and pyrite separation to both improve the grade of the Mo concentrate. Variation to floatation response within the mineralized zones should also be investigated."

With regards to tungsten recoveries, the best information available is from the last few years of operation of the Invincible and East Dodger mines. According to Ed Lawrence, P.Eng., the mine manager for Placer Dome at that time, the total throughput was 370,600 short dry tons with a WO_3 recovery of 81.5 % during the last two years of normal operations 1971-1972.

17.0 RESOURCE ESTIMATION

17.1 Molybdenum Resource

17.11 Statistics and Grade Capping

Data for the resource estimate of the Dodger 4200 zone consisted of 21 diamond drill holes (see Figure 7) with a contained 1,271 assays for molybdenum in ppm. Of these assays 21 reported as 0.0 and were assigned a nominal 0.1 ppm grade.

Table 3:
Statistics for Mo grades Dodger 4200 Zone

	Mo ppm
Number	1,271
Mean	414.8
S.D.	1592.7
Minimum	0.10
Maximum	31,070
Coef. Of Variation	3.84

A lognormal cumulative frequency plot was produced from the 1,271 Mo assays. A total of 5 overlapping lognormal Mo populations were partitioned from the total data set. The cumulative probability plot is shown below as Figure 11.

Table 4:
Individual Overlapping Populations for Mo in the Dodger 4200 Zone

Population	Mean Mo ppm	Proportion of Total Data Set	Number of Samples
1	5984.0	1.42 %	18
2	3463.0	3.26 %	41
3	521.7	17.08 %	217
4	21.77	70.08 %	891
5	0.8	8.16 %	104

Populations 1, 2 and 3 probably represent the various veins and stockworks containing molybdenum mineralization. Population 4 and 5 probably represents background molybdenum values in granites and sediments. The upper portions of populations 1 and 2 should be considered erratic high grades and an effective cap threshold would be 2 standard deviations above the mean of population 2, a value of 15,800 ppm Mo. Two samples were capped at 15,800 ppm Mo.


Partition
4.00
2.00
0.00
MO PPM * 10**0
logged
N = 1271(1271,1271)
Max = 4.49
Mean = 1.55
Min = -1.00
StDv = 1.00
06/04/06
10:03:26
JERSEY MO PPM
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 11: Lognormal cumulative probability plot for Mo with 5 populations (shown by open circles - numbered 1 to 5 from top to bottom)

The capping of two samples adjusted the mean grade and coefficient of variation slightly downward as shown in Table 5.

Table 5:
Statistics for capped Mo grades Dodger 4200 Zone

	Mo ppm
Number	1,271
Mean	402.4
S.D.	1404.0

Minimum	0.10
Maximum	15,800
Coef. Of Variation	3.49

17.12 Geologic Model

A three dimensional solids model was produced for the Dodger 4200 Moly Zone. The mineralized zone was interpreted from cross sections constructed roughly perpendicular to the strike of the zone. Solids were constrained by the drill holes and shapes of mineralized areas and were maintained between cross sections. The top of the solids was constrained by geologic contacts to the surrounding country rocks. The solids constructed for the Dodger 4200 Moly Zone is shown in Figure 12.



TUNGSTEN SKARN
MOLYBDENUM STOCKWORK
LEGEND
Drill Hole Collar
EOH (End of Hole)
Tunnel
Granite
Sediment
> 0.034 MoS_2
Feet
0
100
200
0
25
50
Metres

Figure 12: Cartoon showing 3D solid models for Dodger 4200 Moly Zone

17.13 Compositing

All drill holes were "passed through" the geologic granitic solid with the points where each hole entered and left the solid determined. For the Dodger 4200 zone 10 foot (3.05 m) down hole composites were produced for the segments of drill holes within granite. Compositing was started at the granite surface and ended in all cases within granite. Composites less than 5 ft. (1.52 m) at the end of holes were joined with the adjoining samples to produce a uniform support of composites 10 ± 5 ft.

Statistics for 10 ft composites are shown in Table 6.

Table 6
Statistics for Dodger 4200 Zone 10 ft. Mo Composites

Number of Composites	693
Mean Mo (ppm)	294
Standard Deviation	866
Minimum Value Mo ppm	0.10
Maximum Value Mo ppm	15,800
Coefficient of Variation	2.94

17.14 Variography

Molybdenum 10 ft. composites within the granite were examined using pairwise relative semivariograms. A nested anisotropic spherical model was fit to the four major horizontal directions, namely; Az. 90, Az. 0, Az. 45 and Az 135. The longest range of 80 ft (24.4 m) was found in the N-S direction (Az. 0). A vertical semivariogram was produced and showed a range of 20 ft. (6.1 m). Models were run for Az. 90 dip -45 and Az. 270 Dip -45 but both showed an isotropic range of 25 ft, longer than the vertical direction. All models are shown in Appendix 2. The semivariogram parameters are summarized in Table 7.

Table 7:
Semivariogram parameters for Mo

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Short Range (ft)	Long Range (ft)
Dodger 4200 Zone	Mo	0	0	0.20	0.22	0.50	10	80
		90	-45	0.20	0.22	0.50	10	25
		270	-45	0.20	0.22	0.50	10	25

17.15 Block Model

Rotated block models with block dimensions 50 x 50 x 20 ft. were placed over both solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below.

Minimum Easting 8000 E	blocks 50 ft wide	42 columns
Minimum Northing 6000 N	blocks 50 ft long	84 rows
Maximum elevation 5000	blocks 20 ft high	70 levels

Model rotated 30 degrees north around Z axis.

17.16 Grade Interpolation

Search ellipses to constrain the ordinary kriging runs had dimensions based on the ranges of the semivariograms along the three principal directions of anisotropy. The estimate was competed in

4 passes with pass 1 using ¼ the semivariogram ranges, pass 2 using ½ the ranges, pass 3 using the full range and a final pass 4 using twice the semivariogram range.

Table 8
Kriging search strategy for Dodger 4200 Mo Zone

Zone	Pass	Number Estimated	Direction	Dist. (ft)	Direction	Dist. (ft)	Direction	Dist. (ft)
Dodger 4200 Mo Zone	1	0	Az 0 Dip 0	20	Az 90 Dip -45	6.25	Az 270 Dip -45	6.25
	2	17	Az 0 Dip 0	40	Az 90 Dip -45	12.5	Az 270 Dip -45	12.5
	3	360	Az 0 Dip 0	80	Az 90 Dip -45	25	Az 270 Dip -45	25
	4	1201	Az 0 Dip 0	160	Az 90 Dip -45	50	Az 270 Dip -45	50

A minimum of 4 composites and maximum of 16 composites were required to estimate a block. If more than 16 composites were found within the search ellipse, the closest 16 were used. If the minimum 4 composites were not found the block was not estimated during that particular pass.

17.17 Specific Gravity

There is no information on historic bulk density numbers used in molybdenum zones. Some specific gravity determinations have been made from recent drilling in holes JM05-01 to JM05-12. These determinations are presented in Table 9. For this resource estimation an average SG of 2.68 was used. This converts to a tonnage factor of 11.96 cu. ft./ton.

Table 9
Summary of Specific Gravity Determinations in Molybdenum Zone

Hole	Footage	Wt. in ozs	Wt in grams	Ozs in water	Grams in water	Volume ml	SG
JM05-01	222.0	4.8	136.0	3.0	85.0	51.0	2.67
JM05-12	441.0	5.9	167.0	3.7	105.0	63.0	2.69
JM05-10	17.0	6.5	184.0	4.0	113.0	69.0	2.59
JM05-02	51.0	2.5	71.0	1.6	45.0	24.0	2.73
JM05-03	150.0	4.7	133.0	2.9	82.0	47.0	2.61
JM05-02	177.0	3.3	94.0	2.2	62.0	32.0	2.94
JM05-11	333.0	8.8	249.0	5.5	156.0	92.0	2.68
JM05-10	68.0	2.8	79.0	1.7	48.0	29.0	2.55
Average							**2.68**

17.2 Tungsten Resource

The tungsten resource is made up of several different discrete tungsten bearing zones: the Invincible, Emerald, Dodger and East Dodger zones. The Emerald zone to the south of the Invincible is believed to be completely mined out. There are also significant mined out portions within the other zones. The mined out areas have been digitized from underground stope plans and are believed to be reasonably up to date. The problem exist, however in historic mines, that for the last stages of mining keeping accurate records of mine development is not a high priority and as a result the actual mined out portion of these mineralized zones might be larger than shown in these models. For the purpose of modelling the Invincible historic data is combined with the Emerald zone while the Dodger and East Dodger are similar zones separated by a barren patch of granite.

17.21 Statistics and Grade Capping

Data for the tungsten resource estimate consisted of 635 diamond drill holes with a contained 4,857 assays for WO3% within the Invincible – Emerald zones and 3,958 diamond drill holes with a contained 2,554 assays for WO_3 % within the Dodger and Dodger East zones. Missing assays between assayed intervals within the Dodger-East Dodger zones were replaced with a nominal 0.0001 % WO_3 taking the total number of assays to 6,559.

Table 10
Statistics for WO_3 grades

	INVINCIBLE – EMERALD	DODGER – EAST DODGER	
	Assayed Values WO_3 %	Assayed Values WO_3 %	With gaps added At 0.0001 % WO_3
Number	4,857	2,554	6,559
Mean	0.493	0.950	0.370
S.D.	1.176	1.515	1.052
Minimum	0.0001	0.0001	0.0001
Maximum	23.4	26.3	26.3
Coef. Of Variation	2.38	1.59	2.84

Lognormal cumulative frequency plots were produced for WO_3 assays in both the Invincible-Emerald and Dodger-East Dodger Zones.

Within the Invincible-Emerald zones a total of 3 overlapping lognormal populations were partitioned from the total data set. The cumulative probability plot is shown below as Figure 13.

Table 11
Individual Overlapping Populations for WO_3 in the Invincible-Emerald Zones

Population	Mean WO_3 %	Proportion of Total Data Set	Number of Samples
1	7.152	0.36 %	17
2	0.619	44.36 %	2,154
3	0.006	55.28 %	2,684

Population 1 appears to be real with a couple of erratic assays and should be capped at a level of 13.2 % WO_3. Two samples with grades of 22.08 % and 23.4 % were capped at 13.2 % WO_3. Both samples are isolated highs surrounded by much lower values.


Partition
0.00
W03 % * 10**0
logged
N = 4856(4856,4856)
2.00
Max = 1.37
Mean = -1.88
Min = -4.00
StDv = 1.55
-4.00
06/09/08
09:55:35
INVINCIBLE AND EMERALD ZONES
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability %

Figure 13: Lognormal cumulative probability plot for WO_3 in Invincible and Emerald Zones with 3 populations (shown by open circles - numbered 1 to 3 from top to bottom)

Within the Dodger-East Dodger zones a total of 6 overlapping lognormal populations were partitioned from the total data set. The cumulative probability plot is shown below as Figure 14.

Table 12
Individual Overlapping Populations for WO_3 in the Dodger-East Dodger Zones

Population	Mean WO_3 %	Proportion of Total Data Set	Number of Samples
1	7.231	2.06 %	53
2	3.177	8.66 %	221
3	0.910	35.98 %	919
4	0.234	35.89 %	917
5	0.077	11.12 %	284
6	0.049	6.28 %	160

Populations 1 (2% of the total data) appears to represent a high grade population and should be capped at 2 standard deviations above the mean of population 1, a level of 14.2 % WO_3. One sample with grades of 26.3 % was capped at 14.17 % WO_3.


Partition
0.00
WO3 % * 10**0
logged
N = 2554(2554,2554)
2.00
Max = 1.42
Mean = -0.431
Min = -4.00
StDv = 0.718
-4.00
06/09/08
10:28:40
0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9
Cumulative Probability %
DODGER AND EAST DODGER WO3 ZONES

Figure 14: Lognormal cumulative probability plot for WO_3 in Dodger and East Dodger Zones with 6 populations (shown by open circles - numbered 1 to 6 from top to bottom)

The effects of capping three samples, within the two zones, adjusted the mean grade and coefficient of variation slightly downward as shown in Table 13.

Table 13
Statistics for capped WO_3 grades

	INVINCIBLE – EMERALD WO_3 (%)	DODGER – EAST DODGER WO_3 %
Number	4,856	2,554
Mean	0.490	0.946
S.D.	1.116	1.453
Minimum	0.0001	0.0001
Maximum	13.20	14.17
Coef. Of Variation	2.27	1.53

17.22 Geologic Model

Based on cross sections and underground workings, Sultan geologists working with Alex Walcott built 3 dimensional geologic solids to outline the tungsten skarn zones (see Figure 15). Underground workings were also modelled.


INVINCIBLE
DODGER ZONES
N
LEGEND
Drill Holes in Invincible Zone
Drill Holes in Dodger Zones
Composites within Invincible 3D Solid
Composites within Dodger 3D Solids
Scale
0
500
1000 ft.
DRILL HOLES WITHIN TUNGSTEN ZONES

Figure 15

17.23 Compositing

All drill holes were "passed through" the geologic tungsten solids with the points each hole entered and left the solid determined. For all zones 10 foot (3.05 m) down hole composites were produced for the segments of drill holes within the mineralized solids. Composites less than 5 ft. (1.52 m) at the end of holes were joined with the adjoining samples to produce a uniform support of composites 10 ± 5 ft. For intervals of holes with missing assays a nominal 0.0001 % WO_3 was inserted. Statistics for 10 ft composites are shown in Table 14.

Table 14
Statistics for 10 ft. WO_3 Composites in the Invincible and Dodger Solids

	INVINCIBLE 10 ft. Composite WO_3 %	DODGER 10 ft. Composite WO_3 %
Number of Composites	2,109	4,257
Mean % WO_3	0.220	0.101
Standard Deviation	0.492	0.359
Maximum Value % WO_3	6.326	6.177
Coefficient of Variation	2.23	3.57

17.24 Variography

Tungsten 10 ft. composites within the Dodger-East Dodger and Invincible Zones were examined using pairwise relative semivariograms. Nested anisotropic spherical models were fit along the strike of both zones. The vertical and -45° dip in both directions perpendicular to strike were modelled. For the Invincible zone the directions of maximum continuity were along Azimuth 15 Dip 0 (60 ft.) and Azimuth 285 Dip -45° (60 ft.). Within the Dodger-East Dodger zones the maximum continuity was demonstrated along Azimuth 10 Dip 0 (150 ft.) and Azimuth 280 Dip -45° (150 ft.).

The semivariogram parameters are summarized in Table 15 and the models are shown in Appendix 3.

Table 15
Semivariogram parameters for WO_3

Zone	Variable	Azimuth	Dip	Nugget Effect	Short Structure	Long Structure	Short Range (ft)	Long Range (ft)
Invincible Zone	WO_3	15	0	0.40	0.55	0.30	15	60
		285	-45	0.40	0.55	0.30	20	60
		105	-45	0.40	0.55	0.30	8	15
Dodger-East Dodger Zone	WO_3	10	0	0.35	0.45	0.15	20	150
		280	-45	0.35	0.45	0.15	30	150
		100	-45	0.35	0.45	0.15	35	120

17.25 Block Model

Rotated block models with block dimensions 25 x 25 x 25 ft. were placed over all solids with the proportion of each block below the topographic surface and inside the solid recorded. The block model parameters are listed below.

Minimum Easting 7800 E	blocks 25 ft wide	72 columns
Minimum Northing 5000 N	blocks 25 ft long	256 rows
Maximum elevation 4650	blocks 25 ft high	66 levels

No Rotation

17.26 Grade Interpolation

Tungsten grades were interpolated into the block model by ordinary kriging. Each of the four solids was estimated using only composites within that solid. Search ellipses to constrain the ordinary kriging runs were based on the ranges of the semivariograms along the three principal directions of anisotropy. A minimum of 4 composites were required to estimate a block and a maximum of 8 composites were allowed. If more than 8 composites were found the closest 8 were used. The blocks were estimated in a series of runs or passes with the search ellipse for Pass 1 set at ¼ the ranges of the semivariogram. For blocks not estimated during Pass 1 the search ellipse was expanded to ½ the ranges of the semivariogram and the kriging exercise was repeated. For blocks still not estimated the search ellipse was expanded to the full range of the semivariogram. Finally a fourth pass using dimensions of the search ellipse equal to twice the semivariogram range was completed to fill in blocks still not estimated.

Table 16
Kriging search strategy for Tungsten

Zone	Pass	Direction	Dist. (ft)	Direction	Dist. (ft)	Direction	Dist. (ft)
Invincible	1	Az 15 Dip 0	15	Az 285 Dip -45	15	Az 105 Dip -45	3.75
	2	Az 15 Dip 0	30	Az 285 Dip -45	30	Az 105 Dip -45	7.50
	3	Az 15 Dip 0	60	Az 285 Dip -45	60	Az 105 Dip -45	15
	4	Az 15 Dip 0	120	Az 285 Dip -45	120	Az 105 Dip -45	30
Dodger-East Dodger	1	Az 10 Dip 0	37.5	Az 280 Dip -45	37.5	Az 100 Dip -45	30
	2	Az 10 Dip 0	75	Az 280 Dip -45	75	Az 100 Dip -45	60
	3	Az 10 Dip 0	150	Az 280 Dip -45	150	Az 100 Dip -45	120
	4	Az 10 Dip 0	300	Az 280 Dip -45	300	Az 100 Dip -45	240

17.27 Specific Gravity

As with the molybdenum resource there was no information available on the bulk density of tungsten mineralization. A total of 9 specific gravity determinations were made from 2006 drill holes as shown in Table 17.

Table 17
Summary of Specific Gravity Determinations in Tungsten Zone

Hole	WO_3 (%)	Footage	Wt. in ozs	Wt in grams	Ozs in water	Grams in water	Volume ml	SG
E06-02	0.0001	178.0	7.3	207.0	4.7	133.0	73.0	2.80
E06-02	0.001	18.0	12.4	352.0	7.8	221.0	125.0	2.69
E06-03	0.0017	331.0	5.8	164.0	3.7	105.0	59.0	2.78
E06-03	0.025	42.0	7.8	221.0	5.0	142.0	77.0	2.80
E06-04	0.101	104.5	9.1	258.0	6.3	179.0	75.0	3.27
E06-04	0.103	89.0	7.5	213.0	5.1	145.0	66.0	3.13
E06-01	0.202	88.0	5.9	167.0	4.1	116.0	48.0	3.27
E06-02	0.241	53.0	10.3	292.0	7.2	204.0	83.0	3.32
E06-02	0.346	336.0	9.4	266.0	6.9	196.0	70.0	3.80
Average								**3.10**

Clearly bulk density is a function of the tungsten grade within a sample. Blocks with grades less than 0.1 % WO_3 were assigned a specific gravity of 2.77 (tonnage factor of 11.57 cu. ft/ton) the average of samples below 0.1 % WO_3. Block grades from 0.1 to 0.3 % WO_3 were assigned a specific gravity of 3.25 (tonnage factor of 9.86 cu. ft/ton) the average of samples between 0.1 and 0.3 % WO_3. Blocks greater than 0.3 % WO_3 were assigned a value of 3.36 (tonnage factor of 9.54 cu. ft/ton) the average of all samples greater than 0.1 % WO_3.

More determinations should be made on this project to better relate the bulk density to grade of WO_3 and contained scheelite.

17.3 Classification

17.31 Introduction

Based on the study herein reported, delineated mineralization of the Dodger Zone Molybdenum and Jersey Tungsten Zones are classified as a resource according to the following definition from National Instrument 43-101:

> *"In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves*

Definitions and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian Institute of Mining, Metallurgy, and Petroleum."

"A ***Mineral Resource*** *is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."*

The terms Measured, Indicated and Inferred are defined in 43-101 as follows:

"A ***'Measured Mineral Resource'*** *is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."*

"An ***'Indicated Mineral Resource'*** *is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."*

"An ***'Inferred Mineral Resource'*** *is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."*

17.32 Results

Molybdenum Zone

Classification within the Dodger 4200 molybdenum zone was based on grade continuity and to an extent on the limited amount of drill hole information (21 drill holes). The geologic continuity of the granite is well established from drilling and underground exposure. Grade continuity can be quantified by the semivariogram model. No material was considered measured at this time due to the short range of the semivariograms and no blocks estimated during pass 1 with search ellipse dimensions at ¼ of the semivariogram range. Blocks estimated during pass 2 using a search ellipse equal to ½ the semivariogram range were classed indicated. All remaining blocks were classed inferred at this time (see Tables 18 and 19).

Table 18
Dodger 4200 Mo Zone - Indicated Resource

Mo Cutoff (%)	Tons> Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
0.01	49,000	0.067	65,660
0.02	37,000	0.085	62,900
0.03	37,000	0.085	62,900
0.04	32,000	0.091	58,240
0.05	**28,000**	**0.098**	**54,880**
0.06	25,000	0.103	51,500
0.07	25,000	0.103	51,500
0.08	25,000	0.103	51,500
0.09	17,000	0.112	38,080
0.10	13,000	0.117	30,420
0.11	8,000	0.123	19,680
0.12	8,000	0.123	19,680

Table 19
Dodger 4200 Mo Zone - Inferred Resource

Mo Cutoff (%)	Tons> Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
0.01	3,377,000	0.034	2,296,360
0.02	1,946,000	0.048	1,868,160
0.03	1,190,000	0.064	1,523,200
0.04	744,000	0.082	1,220,160
0.05	**481,000**	**0.103**	**990,860**
0.06	387,000	0.115	890,100
0.07	265,000	0.138	731,400
0.08	217,000	0.152	659,680
0.09	188,000	0.162	609,120
0.10	163,000	0.173	563,980
0.11	155,000	0.177	548,700
0.12	142,000	0.182	516,880

Tungsten Zones

Classification for the Tungsten zones also depended on both geologic and grade continuity. The geologic continuity has been established by underground mining, sampling, mapping and drilling. The grade continuity can be quantified by the semivariograms for the respective zones.

Measured blocks were those estimated in pass 1 using a search ellipse with dimensions equal to ¼ of the semivariogram ranges. Ranges for WO_3 in the Dodger zones were longer and as a result more measured blocks are reported in the Dodger Zones than in the Invincible.

Indicated blocks were those estimated in pass 2 using a search ellipse with dimensions equal to ½ the semivariogram ranges. All other blocks estimated in passes 3 or 4 were classed inferred.

Tonnage reduction for underground mined out areas

Over the life of mine in the tungsten bearing zones 1,597,802 tons of tungsten ore grading 0.76% WO_3 were mined and milled. This tonnage is tabulated by zone in Table 20 and the mine locations are shown on Figure 16.

Table 20
Summary of Mining History in Tungsten Zones

Tungsten Zone	Tonnage (tons)	Average WO 3 (%)
Emerald Mine	734,000	0.93
Feeney Mine	60,000	0.92
Invincible Mine	283,000	0.65
Dodger 4400 Mine	138,000	0.56
East Dodger Mine	384,000	0.56

Note. Tonnages in Table have been rounded to nearest thousand so total does not match the total quoted above exactly

The Emerald and Feeney Mines are believed to be depleted of tungsten ore. The Invincible and the two Dodger zones, however still have a significant tonnage remaining. At the time of the mine closure the underground surveying was thought to be current and up to date (Personal Communication – Ed Lawrence former Manager of the Jersey, Invincible, and East Dodger Mines).

Underground level plans for the Invincible, Dodger 4400 and East Dodger zones were digitized and three dimensional solids, depicting underground development, were created by A. Walcott. Blocks within the tungsten zone models were then adjusted with tonnage subtracted for mined out material.

The results are tabulated for all zones and then individually for Dodger and Invincible zones in Tables 21, 22 and 23. While at this time no economic studies have been completed for the Jersey project historic cutoffs and current prices for tungsten suggest that a reasonable economic cutoff might be in the range of 0.15% WO_3 and this cutoff has been highlighted in all tables.


Historic Workings
Jersey-Emerald
Mine
283,000 Tons
@ 0.65% WO3
INVINCIBLE
MINE
DODGER
4400 MINE
138,000 Tons
@ 0.56% WO3
60,000 Tons
@ 0.92% WO3
FEENEY
MINE
DDH019
@ 0.18% WO3/230.0 ft
EAST DODGER
MINE
384,000 Tons
@ 0.56% WO3
EMERALD
MINE
734,000 Tons
@ 0.93% WO3
JERSEY
MINE
8,000,000 Tons
@ 3.8% Zn & 2.0% Pb
0
0.5
1.0
Kilometres
LEGEND
Tungsten Workings
Areas of Potential Tungsten Mineralization
Lead-Zinc-Silver Workings
Roads
Portal
QP: P. Grunenberg, P. Geo. (NI 43-101)

Figure 16: Location of historic tungsten mines on Jersey Property


CROSS SECTION LOOKING WEST SHOWING ESTIMATED BLOCKS WITH UNDERGROUND WORKINGS SUPERIMPOSED
BLOCKS WITH SOME PROPORTION MINED OUT
INVINCIBLE ZONES

Figure 17: Cross section looking west showing estimated blocks with underground working superimposed

TABLE 21: TOTAL WO3 RESOURCE FOR JERSEY PROJECT

MEASURED			INDICATED	
Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	1,700,000	0.304	1,880,000	0.291
0.12	1,480,000	0.333	1,610,000	0.322
0.14	1,290,000	0.362	1,410,000	0.350
0.15	**1,200,000**	**0.379**	**1,310,000**	**0.365**
0.16	1,120,000	0.397	1,260,000	0.374
0.18	980,000	0.429	1,120,000	0.399
0.20	880,000	0.454	1,000,000	0.423
0.22	780,000	0.486	900,000	0.447
0.24	730,000	0.504	810,000	0.472
0.26	660,000	0.531	690,000	0.508
0.28	610,000	0.554	610,000	0.541
0.30	560,000	0.574	560,000	0.564
0.32	510,000	0.601	500,000	0.591
0.34	440,000	0.644	460,000	0.619
0.36	400,000	0.678	410,000	0.647
0.38	370,000	0.699	390,000	0.665
0.40	340,000	0.725	370,000	0.682

INFERRED			MEASURED PLUS INDICATED	
Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	1,590,000	0.333	3,590,000	0.297
0.12	1,400,000	0.362	3,090,000	0.327
0.14	1,270,000	0.386	2,700,000	0.356
0.15	**1,210,000**	**0.397**	**2,510,000**	**0.372**
0.16	1,160,000	0.408	2,370,000	0.385
0.18	1,080,000	0.427	2,090,000	0.413
0.20	990,000	0.447	1,890,000	0.438
0.22	920,000	0.468	1,680,000	0.465
0.24	830,000	0.490	1,540,000	0.487
0.26	770,000	0.510	1,350,000	0.520
0.28	730,000	0.522	1,220,000	0.548
0.30	680,000	0.541	1,120,000	0.569
0.32	620,000	0.564	1,020,000	0.596
0.34	560,000	0.586	900,000	0.631
0.36	520,000	0.609	810,000	0.662
0.38	480,000	0.627	760,000	0.682
0.40	450,000	0.640	710,000	0.703

This total resource can be subdivided into the two separate zones namely: Dodger and Invincible.

TABLE 22: DODGER RESOURCE

MEASURED				INDICATED	
Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)		Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	1,700,000	0.304		1,630,000	0.277
0.12	1,470,000	0.333		1,370,000	0.309
0.14	1,290,000	0.362		1,190,000	0.337
0.15	**1,200,000**	**0.380**		**1,100,000**	**0.352**
0.16	1,110,000	0.397		1,050,000	0.362
0.18	970,000	0.429		920,000	0.389
0.20	880,000	0.455		820,000	0.412
0.22	780,000	0.487		730,000	0.437
0.24	730,000	0.505		660,000	0.461
0.26	660,000	0.532		560,000	0.498
0.28	600,000	0.555		480,000	0.534
0.30	560,000	0.576		440,000	0.556
0.32	510,000	0.603		390,000	0.588
0.34	440,000	0.645		360,000	0.610
0.36	390,000	0.679		320,000	0.639
0.38	370,000	0.701		300,000	0.659
0.40	340,000	0.725		290,000	0.673
INFERRED				MEASURED PLUS INDICATED	
Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)		Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	250,000	0.214		3,330,000	0.291
0.12	170,000	0.266		2,850,000	0.322
0.14	150,000	0.286		2,480,000	0.350
0.15	**130,000**	**0.299**		**2,300,000**	**0.367**
0.16	110,000	0.328		2,160,000	0.380
0.18	100,000	0.346		1,890,000	0.409
0.20	80,000	0.373		1,700,000	0.434
0.22	70,000	0.417		1,510,000	0.463
0.24	60,000	0.444		1,380,000	0.484
0.26	50,000	0.480		1,210,000	0.517
0.28	50,000	0.482		1,080,000	0.546
0.30	40,000	0.510		1,000,000	0.567
0.32	40,000	0.536		900,000	0.596
0.34	30,000	0.573		800,000	0.629
0.36	30,000	0.626		720,000	0.661
0.38	30,000	0.626		670,000	0.682
0.40	20,000	0.648		630,000	0.701

TABLE 23: INVINCIBLE RESOURCE

MEASURED			INDICATED	
Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	7,600	0.238	252,000	0.380
0.12	6,100	0.269	236,000	0.398
0.14	4,600	0.311	219,000	0.418
0.15	**4,600**	**0.311**	**211,000**	**0.429**
0.16	4,600	0.311	205,000	0.436
0.18	4,600	0.311	196,000	0.450
0.20	4,600	0.311	182,000	0.470
0.22	3,200	0.361	170,000	0.487
0.24	3,200	0.361	151,000	0.520
0.26	3,200	0.361	136,000	0.549
0.28	3,200	0.361	128,000	0.567
0.30	3,200	0.361	117,000	0.592
0.32	3,200	0.361	112,000	0.605
0.34	1,600	0.384	96,000	0.652
0.36	1,600	0.384	89,000	0.674
0.38	1,600	0.384	86,000	0.685
0.40			78,000	0.716
INFERRED			**MEASURED PLUS INDICATED**	
Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)	Tons> Cutoff (tons)	Grade > Cutoff WO3 (%)
0.10	1,340,000	0.354	259,000	0.376
0.12	1,240,000	0.375	242,000	0.394
0.14	1,130,000	0.399	224,000	0.416
0.15	**1,080,000**	**0.410**	**215,000**	**0.427**
0.16	1,052,000	0.417	210,000	0.434
0.18	977,000	0.436	200,000	0.447
0.20	908,000	0.454	186,000	0.466
0.22	848,000	0.472	173,000	0.485
0.24	776,000	0.494	154,000	0.517
0.26	722,000	0.512	139,000	0.545
0.28	686,000	0.525	131,000	0.562
0.30	637,000	0.543	120,000	0.586
0.32	581,000	0.566	115,000	0.599
0.34	532,000	0.587	98,000	0.648
0.36	490,000	0.608	91,000	0.669
0.38	452,000	0.627	88,000	0.679
0.40	430,000	0.640	78,000	0.716

18.0) OTHER RELEVANT DATA AND INFORMATION

The Jersey-Emerald property has undergone historic mining over a significant span of time, for a variety of commodities. Both underground and surface mining methods have been utilized in the extraction of ore. Remnants of this historic work exist on the property surface, including open cuts and pits, portals to underground access, waste dumps and mill tailings. The zones of mineralization covered in this report are primarily within or adjacent to these areas of previous mining, and is therefore considered to be "brownfields" exploration. Brownfields exploration may allow for more readily available permitting and advancement of continued work, and for eventual development of resources on the property. Further consideration is required to ascertain the level of liability attached to the remnant disturbed areas from historic mining. Sultan Minerals has initiated baseline environmental data collection on the property, including surface stream water sampling and sampling of waters draining the underground workings.

19.0) INTERPRETATION AND CONCLUSIONS

The results of the study summarized in this report indicates potential for both molybdenum and tungsten resources on the Jersey property. This study was conducted as a preliminary quantification of these potentials, and indicates that there are numerous target zones for continued exploration on the property for these metals.

The skarn mineralization associated with the deposition of tungsten is primarily generated by the intrusion of the underlying granitic stock into limey country rock. Drill hole compilations indicate that the granite surface may be extensive but has only been partially mapped. Further exploration for tungsten will include more detailed interpretation of the geometry of the granite surface with emphasis on proximity and contact with limey host rock.

The stockwork vein and fracture system that hosts molybdenum mineralization has seen very limited exploration, mostly within areas easily accessed by existing infrastructure. The preliminary resource study presented within this report indicates that average grades of molybdenum within the porphyry system are significant enough for potential underground mining methods of extraction, and includes limited zones with highly elevated grades. Drill hole compilations indicate that the stockwork mineralization has been tested to relatively shallow extents below the Dodger 4200 level workings. Further exploration for molybdenum will include testing the stockwork mineralization for depth extent, and testing for continuity to the north and south of the zones intersected in the Dodger 4200 and Dodger 4400 levels.

Based on the results of this preliminary resource calculation, further work is recommended for both tungsten and molybdenum mineralization within and adjacent to the zones covered in this report. Also, there are strong indications of exploration potential for these metals within the historically mined areas as well as within the surrounding terrain, as evidenced by numerous showings of tungsten and molybdenum summarized within Section 15 of this report.

20.0) RECOMMENDATIONS

The recommendations presented here are designed for further exploration for tungsten and molybdenum mineralization on the property, as well as addressing requirements to progress the resources toward mining feasibility. Also recommended during further exploratory drilling would be to systematically take bulk density measurements to better relate bulk density to grade.

20.1) Recommendations for Tungsten Exploration

The primary exploration target for tungsten mineralization is along the East Emerald zone. This zone extends from the historic Emerald Mine northward, trending above the Feeney and Invincible historic mines to the area tested by diamond drilling in 2006. Definition of this zone will include a combination of surface trenching and diamond drilling along this corridor. The zone extends for an estimated strike length of 1.2 kilometres. Drill stations should be set at an average spacing of 200 metres along the zone. A fan of 3 or more drill holes completed from each station will help to define the orientation, width and grade of the skarn mineralization along the zone. Trenching of the zone is possible where surface exposures occur within the northern portion. A total of 11,000 metres of drilling in 60 drill holes is proposed to test the East Emerald zone and its projected extension to the south.

The Invincible Mine workings may provide further access for testing of the East Emerald Tungsten zone, as well as further investigation of molybdenum mineralization noted in mine plans and within the waste piles excavated during decline development. Dewatering of the mine workings and stabilization of access portals is required for re-establishment of this access.

Historic mine plans and drill hole data indicate that there are remaining tungsten reserves within the East Dodger Mine. This area is readily accessible utilizing the existing infrastructure. Testing of the East Dodger zone requires a series of short drill holes completed from stations set along the Dodger 4200 North drift. A total of 5,000 metres of drilling in 35 drill holes is recommended to test this zone. Note that this drilling can be completed contemporaneously with molybdenum exploration drilling described below.

Completion of the 16,000 metres of surface and underground diamond drilling, trenching and support for tungsten mineralization on the property is estimated at a cost of $2,450,000. Dewatering of the Invincible Mine workings and access rehabilitation/stabilization is estimated to cost $80,000.

It is recommended that a preliminary scoping study be completed by the company at this stage. The study for the Dodger and Invincible tungsten deposits will include:

1. Preparation of a mine plan.
2. Design and costing of surface facilities
3. Implementation and completion of environmental studies.
4. Review ore transport options.

5. Review tailings disposal options.
6. Review wastewater disposal alternatives
7. Review historic metallurgy
8. Investigate recent metallurgical advances

The level of detail required in the scoping study is partially determined by the requirements for permitting of the site for mining. It is recommended that consultation be initiated with the Ministry of Mines of British Columbia to establish the terms of reference for mine permitting of this site.

Costing for completion of the preliminary scoping study will vary depending upon the level of work required for permitting of a mine at this site. Based on review of similar studies, the cost associated will range between $100,000 and $200,000.

Total cost for continued exploration and definition of the tungsten resource is estimated at $3,294,000. Total cost for completion of work required to complete a preliminary scoping study for tungsten extraction is estimated at $110,000. The combined total cost to complete the recommended work is estimated at $3,404,500.

20.2) Recommendations for Molybdenum Exploration

The initial exploration to further explore the molybdenum potential of the property includes investigating the north, south and depth continuity of the East Dodger Molybdenum Zone. This includes underground diamond drilling from drill stations set up along the Dodger 4200 North drift. Drilling can be completed contemporaneously with the planned tungsten exploratory drilling as described above. Drill station locations and drill hole alignments will be designed to test to depth below the known stockwork zone, and to test for continuity of the zone between the Dodger 4200 and Dodger 4400 areas and to the south of previous drilling. A total of 3,000 metres of diamond drilling in 15 holes is recommended for this stage of testing. The proposed budget for this phase is estimated at $715,000.

It is recommended that complete metallurgical studies on existing drill core rejects from the East Dodger Molybdenum Zone be conducted. A minimum of 2 composite samples obtained from drill core rejects are to be submitted for study at a total estimated cost of $30,000.

21.0) PROPOSED PROGRAM BUDGET ESTIMATES

Tungsten Exploration Program

Surface Diamond Drilling, Emerald East Zone – 11,000 m @ $150/m all inclusive	$1,650,000
Underground Drilling Dodger Zone – 5,000 m @ $160/m all inclusive	800,000
Surface trenching – 10 days @ $1,500/day	15,000
Consultants – geological mapping, supervisions, interpretations	180,000
Field crew	80,000
Laboratory analysis 3,000 samples at $20	110,000
Dewatering Invincible Mine workings – 100 days @ $250/day	80,000
Rentals, consumables, travel	50,000
Reporting/drafting	30,000
SUBTOTAL	$2,995,000
10% Contingency	300,000
Tungsten Exploration Phase Budget Total	**$3,295,000**

Molybdenum Exploration Program

Drilling 3,000m @ $160/m (all inclusive)	$480,000
Consultants – geological mapping, supervisions, interpretations	40,000
Field crew	50,000
Laboratory Analysis 1,000 samples @ $25/sample	25,000
Metallurgical analysis of drill core – 2 samples at $15,000/sample	30,000
Rentals, consumables, travel	10,000
Reporting/drafting	15,000
SUBTOTAL	$650,000
10% Contingency	65,000
Molybdenum Exploration Phase Budget Total	**$715,000**

Preliminary Scoping Program

Mine Planning and Scoping study	$50,000
Consultants – groundwater and surface water mapping, interpretations	10,000
Surface topographical surveying and preliminary facility sitting	10,000
Tungsten metallurgical research and study	5,000
Environmental study and field sampling	10,000
Rentals, consumables, travel	5,000
Reporting/drafting	10,000
SUBTOTAL	$100,000
10% Contingency	10,000
Preliminary Scoping Budget Total	**$110,000**

GRAND ESTIMATED BUDGET TOTAL, All PHASES **$4,120,000**

22.0) REFERENCES

Ball, C.W., 1954; The Emerald, Feeney and Dodger Tungsten Ore bodies, Salmo, B.C.: Economic Geology, Vol. 49, No. 6, p.625.

Fyles, J.T. and Hewlett, C.G., 1959; Stratigraphy and Structure of the Salmo Lead Zinc Area: B.C.D.M., Bulletin No. 41.

Grunenberg, P.B., 1994; Summary of Research on the Jersey Property, Nelson M.D.: Unpublished Report for Sultan Minerals Inc., 5pp.

Hoy, T. and Andrew, K.P.E., 1989; The Rossland Group, Nelson Map Area, Southeastern British Columbia: BC Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1988, Paper 1989-1.

Hoy, T. and Dunne, K.P.E., 1997; Early Jurassic Rossland Group – Part I Stratigraphy and Tectonics: BC Ministry of Energy and Mines, Bulletin 102.

Hoy, T. and Dunne, K.P.E., 1998; Geological Compilation of the Trail Map-Area: BC Ministry of Energy and Mines, Geoscience Map 1998-1.

Lawrence, E.A., 1974; A Summary Report of the Production History and Geology of the Salmo Division, Canex Placer Limited: Unpublished Internal Report for Canex Placer Limited.

Lawrence, E.A. (2005) Jersey Molybdenum Potential; Private Report for Sultan Minerals

Little, H.W., 1960; Nelson Map Area, West Half, B.C.: Geological Survey of Canada, Memoir 308.

MacDonald, A.S., 1970; The Salmo Lead-Zinc Deposits: A Study of Their Deformation and Metamorphic Features: Unpublished PhD. Thesis, University of British Columbia.

Minfile, 1991; Emerald Tungsten Property, Minfile Nos. 082FSW009 and 082FSW010: Ministry of Energy, Mines and Petroleum Resources, Mineral Resources Division, Minfile Master Report 1991, p.19-21.

Minister of Mines Annual Reports for 1896, 1948 - 1970: British Columbia Department of Mines.

Ray, G.E., 1996; Characteristics of Gold Skarns: Presentation Notes for Short Course on New Mineral Deposit Models of the Cordillera.

Smith, P.A., 1994; Dighem[V] Survey for Sultan Minerals Inc., Salmo Property, British Columbia, NTS 082F/3, 115pp.

Stevenson, J.S., 1943; Tungsten Deposits of British Columbia: British Columbia Department of Mines, Bulletin No. 10.

Tan, G. and P. Tse (2006) Phase-1 Metallurgical testing for molybdenum floatation from a Jersey Project Composite: PRA Report for Sultan Minerals Inc., August 30, 2006.

Troup, A.G., 1995; Diamond Drilling Report on the Jersey Property, Nelson Mining Division, B.C.: Sultan Minerals Inc. Unpublished Assessment Report, 25pp.

Troup, A.G., 1994; Geophysical, Geochemical and Core Research on the Jersey Property, Nelson Mining Division, B.C.: Sultan Minerals Inc. Unpublished Assessment Report, 26pp.

23.0) QUALIFICATIONS

CERTIFICATE: Perry Grunenberg

I, **Perry Grunenberg**, hereby certify that:

a) I am a consulting Geoscientist with P&L Geological Services having an office at 3728 Ridgemont Road, Lac Le Jeune, British Columbia, V1S 1Y8.

b) This certificate applies to the report titled "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" dated November 20, 2006, as amended December 5, 2006.

c) I am a graduate of the University of British Columbia with the degree of Bachelor of Science in Geology (1982).
I am a member of the Association of Professional Engineers and Geoscientists of British Columbia Registration No. 19246) and a Fellow of the Geological Association of Canada (Membership No. F5203).
I have practiced my profession in North America since 1982, having worked as an employee and consultant for major mining corporations, junior resource companies and BC government ministries.
As a result of my experience and qualification I am a Qualified Person as defined in National Instrument 43 – 101.

d) I personally managed the 2005 and 2006 exploration programs on the Jersey-Emerald property including the diamond drilling programs for the exploration of tungsten and molybdenum.

e) I have personally prepared or have reviewed all sections of this report including the illustrations. Section 17 of this report was primarily prepared by the co-author, Gary Giroux. Sources of information are noted in the text or on the illustrations.

f) In the preparation of this report I am independent of the company Sultan Minerals Inc and the Jersey-Emerald Property as described in section 1.4 of NI 43-101.

g) I have managed exploration programs on as a geoscientist consultant on behalf of Sultan Minerals Inc since 1994, including exploration for tungsten and molybdenum as covered within this report.

h) I have read National Instrument 43 – 101 and the foregoing technical report has been prepared in conformity with this instrument and generally accepted Canadian mining industry practice.

i) As of the date of the certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

December 5, 2006
Lac Le Jeune, B.C.

Perry Grunenberg, P.Geo.
Consulting Geoscientist

CERTIFICATE: G.H. Giroux

I, **G.H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

3) I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4) I have practiced my profession continuously since 1970.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

6) This report is based on a study of the data and literature available on the Jersey Project. I am responsible for the resource estimations completed in Vancouver during 2006. I have not visited the property.

7) I have had no prior involvement with the property.

8) I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report.

9) I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11) I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their websites accessible by the public.

Dated this 5th day of December, 2006

"G. H. Giroux"

G. H. Giroux, P.Eng., MASc.

APPENDIX 1

Listing of Drill Holes used in Resource Estimate

MOLYBDENUM ZONE

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
DS05-01	9425.00	10150.00	4410.00	1032.00
JM05-01	8711.00	6603.00	4168.00	497.00
JM05-02	8781.00	6977.00	4179.00	195.60
JM05-03	8777.00	6976.00	4183.00	600.00
JM05-04	8777.00	6979.00	4185.00	270.00
JM05-05	8778.00	6992.00	4183.00	438.00
JM05-06	8778.00	6992.00	4185.00	325.00
JM05-07	8793.00	7126.00	4184.00	414.00
JM05-08	8823.00	7350.00	4190.00	395.00
JM05-09	8823.00	7350.00	4188.00	476.00
JM05-10	8806.00	7332.00	4195.00	187.00
JM05-11	8742.00	6815.00	4182.00	408.00
JM05-12	8742.00	6815.00	4181.00	537.00
JM05-13	8860.00	6979.00	4173.00	217.00
JM05-14	8860.00	6979.00	4173.00	234.00
JM05-15	8763.00	6991.00	4176.00	248.00
JM05-16	8760.00	6993.00	4176.00	215.00
JM05-17	8763.00	6984.00	4176.00	222.00
JM05-18	8769.00	6934.00	4176.00	312.00
JM05-19	8751.00	6935.00	4176.00	358.00
JM05-20	8768.00	6928.00	4176.00	310.00

TUNGSTEN INVINCIBLE ZONE

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
B10	6108.00	7041.50	4033.00	163.00
B11	6108.00	7041.50	4033.00	141.00
B12	6071.00	6826.00	4012.00	168.00
B13	6071.00	6826.00	4012.00	148.00
B14	6071.00	6826.00	4012.00	118.00
B15	6027.00	6628.00	4032.00	175.00
B16	6027.00	6628.00	4032.00	142.00
B17	6027.00	6628.00	4032.00	188.00
B18	6047.00	6748.00	4008.00	157.00
B19	6047.00	6748.00	4008.00	149.00
B2	6220.00	7423.00	4064.00	145.00
B20	6047.00	6748.00	4008.00	144.00
B21	6047.00	6742.00	4008.00	120.00
B23	5989.00	6425.00	4016.00	175.00
B24	5989.00	6425.00	4016.00	103.00
B25	6062.74	6057.48	4102.42	268.00
B26	6064.74	6057.48	4101.55	25.00
B27	6105.27	6061.01	4105.10	127.00
B28	6100.50	6020.16	4102.70	60.00
B29	6087.70	6057.48	4102.42	136.00
B3	6220.00	7423.00	4064.00	135.00

B30	5915.58	6083.56	4035.23	139.00
B31	5917.08	6083.56	4035.23	146.00
B32	5918.08	6083.56	4034.70	179.00
B33	5914.48	6083.56	4034.20	104.00
B34	6014.80	6315.20	4043.20	98.00
B35	6087.80	6956.50	4024.50	140.00
B37	6087.80	6956.50	4024.00	157.00
B38	6087.80	6956.50	4023.50	162.00
B39	6082.00	7115.00	4025.00	189.00
B4	6620.00	7423.00	4064.00	152.00
B40	6082.00	7115.00	4025.00	188.00
B41	6082.00	7115.00	4025.00	184.00
B42	6066.00	6889.00	4028.00	168.00
B43	6066.00	6889.00	4028.00	161.00
B44	6066.00	6889.00	4028.00	192.00
B47	6252.00	7568.00	4060.00	137.00
B51	6252.00	7568.00	4060.00	166.00
B52	6089.00	7009.00	4027.00	150.00
B53	6089.00	7009.00	4027.00	189.00
B54	6089.00	7009.00	4027.00	150.00
B6	6173.00	7226.00	4055.00	151.00
B7	6173.00	7226.00	4055.00	118.50
B8	6108.00	7041.50	4033.00	178.00
B9	6108.00	7041.50	4033.00	157.00
C10	6296.00	7605.00	4073.00	118.00
C11	6394.00	7694.00	4073.50	116.00
C12	6394.00	7694.00	4073.50	110.00
C14	6247.00	7522.00	4061.00	116.00
C15	6247.00	7522.00	4061.00	110.50
C2	6193.00	7332.00	4057.00	111.00
C3	6421.60	7774.40	4099.40	12.00
C4	6421.70	7774.40	4098.70	79.00
D1	6208.20	7215.50	4030.30	109.00
D10	6223.00	7294.00	4033.00	37.00
D101	6120.45	6745.84	3955.13	96.00
D102	6120.27	6745.88	3957.16	96.00
D103	6199.61	6746.02	3958.71	78.00
D104	6131.00	6846.40	3956.53	85.00
D105	6130.45	6846.28	3958.16	101.00
D107	6133.98	6948.98	3958.03	85.00
D108	6133.85	6948.92	3960.16	140.00
D109	6132.83	6949.30	3961.22	125.00
D10A	9463.00	10038.56	4430.30	82.00
D11	6249.52	7355.43	4033.13	132.00
D110	6149.03	7047.10	3960.68	140.00
D111	6172.46	7141.51	3961.01	158.00
D112	9129.37	6843.95	3957.00	113.00
D113	6099.33	6639.48	3956.79	83.00
D114	6099.14	6639.72	3959.12	110.00
D115	6047.87	6554.03	3956.60	57.00
D116	6046.74	6554.21	3958.90	71.00
D117	6000.11	6466.52	3957.60	161.00
D118	5999.31	6466.73	3960.10	182.00
D119	5767.02	6269.38	3960.88	114.00
D11A	9453.92	10039.36	4430.30	110.00
D12	6249.52	7355.43	4030.93	94.00
D120	5966.04	6269.55	3963.28	112.00

D121	5985.13	6364.60	3960.00	54.00
D122	5984.81	6364.68	3962.34	150.00
D123	5983.00	6315.96	3961.06	119.00
D124	5982.73	6316.01	3964.08	63.00
D125	5994.56	6199.47	3957.64	71.00
D126	5997.66	6198.70	3961.82	50.00
D127	5989.10	6203.98	3964.35	112.00
D128	5965.44	6269.66	3957.18	88.00
D129	6131.00	6846.40	3953.00	47.00
D12A	9454.50	10039.36	4430.30	140.00
D13	6249.52	7355.43	4029.39	51.00
D130	6125.79	6847.74	3960.70	66.00
D131	6044.51	6554.58	3952.40	38.00
D133	6087.71	6642.06	3958.10	66.00
D134	6120.45	6745.84	3952.00	97.00
D137	6031.88	6506.89	3953.31	83.00
D138	6081.37	6495.06	3954.08	58.00
D139	6080.71	6495.46	3961.38	103.00
D13A	9524.20	10029.70	4546.20	121.00
D14	6259.42	7377.99	4032.25	35.00
D140	6071.90	6497.51	3960.62	100.00
D141	6077.47	6496.24	3953.90	60.00
D142	5994.32	6467.38	3960.48	91.00
D143	6045.05	6562.37	3960.25	115.00
D144	6042.24	6562.98	3960.42	62.00
D145	5931.22	6151.41	3961.21	138.00
D146	5931.43	6151.33	3958.19	138.00
D147	5930.99	6151.50	3964.10	138.00
D148	5923.77	6154.25	3964.66	74.00
D149	5927.81	6030.64	3962.06	89.00
D14A	9524.20	10027.70	4546.20	116.00
D15	6259.42	7377.99	4029.97	58.00
D150	5928.67	6030.50	3958.92	58.00
D151	5933.62	6029.55	3958.92	155.00
D152	5935.59	6029.02	3458.82	147.00
D153	5905.93	5936.30	3959.40	91.00
D154	5908.51	5936.73	3959.40	223.00
D155	5911.26	5936.01	3959.90	227.00
D156	5907.30	5937.05	3959.40	142.00
D157	5903.44	5937.11	3962.40	118.00
D158	5932.50	6029.84	3958.90	74.00
D159	5989.10	6202.00	3957.00	75.00
D16	6259.42	7377.99	4032.71	76.00
D160	5989.10	6202.00	3964.35	72.00
D161	6142.40	6915.00	3956.00	16.00
D17	6259.42	7377.99	4033.47	122.00
D18	6259.42	7377.99	4034.37	67.00
D1A	9534.80	10143.50	4491.20	113.00
D2	6208.20	7215.50	4031.60	107.00
D20	6264.00	7514.00	4036.00	121.00
D21	6262.00	7514.00	4036.40	130.00
D23	6293.18	7445.92	4035.50	90.00
D24	6292.49	7446.21	4035.50	90.00
D25	6319.00	7441.00	4028.00	57.00
D26	6319.00	7441.00	4034.00	74.00
D27	6319.00	7441.00	4035.00	60.00
D28	6324.74	7476.49	4035.00	64.00

D29	6324.65	7472.32	4035.76	52.00
D2A	9537.50	10143.00	4491.20	86.00
D3	6208.20	7215.50	4027.20	74.00
D30	6235.00	7262.50	4025.40	71.00
D31	6235.00	7262.50	4033.00	68.00
D32	6232.00	7262.50	4033.00	69.00
D33	6226.00	7263.50	4033.00	29.00
D34	6307.05	7472.15	4035.10	68.00
D35	6306.39	7472.52	4036.10	50.00
D36	6278.00	7411.00	4035.50	120.00
D37	6303.00	7303.00	4026.30	100.00
D38	6303.00	7303.00	4026.30	79.00
D39	6203.33	7128.43	4032.43	95.00
D3A	9538.50	10143.00	4491.20	91.00
D4	6216.00	7249.00	4029.40	66.00
D40	6202.72	7130.98	4032.27	119.00
D4A	9546.66	10131.90	4490.90	84.00
D5	6216.00	7249.00	4030.80	55.00
D5A	9535.50	10143.50	4491.00	90.00
D6	6228.10	7321.30	4033.20	96.00
D6A	9535.50	10143.50	4491.00	90.00
D7	6226.00	7322.00	4032.60	97.00
D7A	9536.90	10143.80	4491.60	108.00
D8	6224.00	7322.70	4033.00	144.00
D8A	9455.92	10038.56	4528.90	90.00
D9	6223.00	7294.00	4032.00	72.00
D9A	9458.92	10038.56	4430.30	76.00
E-06-01	7365.00	8435.00	4315.00	403.00
E-06-02	7305.00	8190.00	4360.00	533.00
E-06-03	7305.00	8190.00	4360.00	293.00
E-06-04	7460.00	8645.00	4319.00	183.00
G1	6156.30	6927.20	4032.00	60.00
G2	6260.80	7122.20	4027.00	101.00
G3	6272.30	7008.50	4030.00	59.00
S1	7215.81	8082.94	4391.16	141.00
S10	7351.00	8248.00	4407.00	202.00
S11	7351.00	8248.00	4407.00	178.00
S12	7354.00	8292.00	4391.00	191.00
S13	7375.00	8341.00	4382.00	198.00
S14	7374.00	8341.00	4381.00	190.00
S15	7371.50	8341.00	4379.50	205.00
S16	7388.00	8386.00	4377.00	188.00
S17	4367.00	8433.00	7410.00	201.00
S18	7410.00	8433.00	4367.00	171.00
S19	7410.00	8433.00	4367.00	147.00
S2	7215.81	8082.94	4391.16	121.00
S20	7427.30	8480.10	4363.00	202.00
S21	7445.00	8527.00	4358.00	164.00
S22	7445.00	8527.00	4358.00	154.00
S23	7445.00	8527.00	4358.00	162.00
S24	7452.00	8574.00	4360.00	160.00
S3	7215.80	8082.94	4391.16	132.00
S4	7268.68	8114.25	4385.73	121.00
S5	7283.70	8166.14	4405.95	151.00
S8	7318.04	8208.50	4403.60	157.00
S9	7351.00	8247.60	4407.30	192.00
V1	8618.15	10226.10	4285.74	698.00

V10	9143.00	11493.00	3963.00	470.00
V11	10039.06	14252.20	3606.26	329.00
V12	9603.11	13303.84	3672.37	397.00
V13	7905.87	9238.63	4341.44	789.00
V14	10039.00	14232.00	3606.26	1148.00
V15	7908.00	9283.13	4341.30	853.00
V16	7667.66	8826.47	4328.95	991.00
V17	7389.70	8465.10	4327.46	508.00
V18	7907.94	9283.13	4341.30	844.00
V19	7386.70	8465.10	4327.46	904.00
V2	8623.01	10247.91	4281.55	611.00
V20	7668.88	8827.56	4329.18	850.00
V21	7202.66	7943.42	4404.09	560.00
V22	8046.26	9602.35	4341.98	580.00
V23	8402.86	9898.86	4375.79	1068.00
V24	7220.02	8199.54	4345.91	208.00
V25	7625.18	8848.76	4309.73	683.00
V26	8403.04	9898.89	4377.47	1151.00
V27	7840.44	9044.63	4366.65	903.00
V28	8403.04	9898.89	4377.47	1085.00
V29	7840.44	9044.63	4366.65	874.00
V3	8241.10	10399.30	4071.50	755.00
V30	7771.91	8935.62	4371.96	912.00
V32	7678.25	8603.25	4408.58	969.00
V33	8435.67	10339.49	4180.53	873.00
V34	8156.01	10122.94	4186.63	238.00
V35	8247.00	10409.00	4053.10	901.00
V36	8469.00	10813.00	4047.00	756.00
V37	8682.73	11109.48	4018.21	588.00
V38	8517.20	11165.80	4015.20	745.00
V39	8726.27	11521.95	3930.96	545.00
V4	8241.12	10399.27	4071.50	630.00
V40	8726.00	11524.00	3932.00	594.00
V41	8726.00	11524.00	3932.00	447.00
V42	8800.66	11887.65	3862.35	429.00
V43	8800.66	11887.65	3862.35	419.00
V44	8414.46	10602.21	4059.10	761.00
V45	8618.45	10945.43	4047.22	718.00
V46	8414.46	10602.21	4059.10	743.00
V47	8414.50	10602.20	4059.10	700.00
V48	9272.34	12626.77	3783.82	381.00
V49	8618.00	10945.00	4047.00	705.00
V5	8442.00	10815.10	4043.70	712.00
V6	8717.12	10707.60	4109.60	684.00
V7	8918.87	11020.42	4052.10	520.00
V8	8918.50	11020.59	4052.10	504.00
V9	8917.70	11020.97	4052.10	761.00
VU1	8401.10	10357.10	4054.30	500.00
VU10	8001.50	8807.70	3564.80	81.00
VU101	8405.40	10505.80	3379.90	95.00
VU102	8408.00	10506.00	3380.00	83.00
VU103	8414.60	10505.60	3379.50	57.00
VU104	8405.80	10508.80	3379.90	54.00
VU105	8406.40	10503.20	3379.60	86.00
VU106	8408.80	10502.60	3380.00	80.00
VU11	7996.22	8808.43	3560.80	93.00
VU112	8567.60	10504.80	3385.00	39.00

VU113	8435.00	9766.00	3454.00	207.00
VU114	8440.00	9768.00	3458.00	143.00
VU115	8440.00	9768.00	3457.00	105.00
VU116	8435.00	9766.00	3454.00	220.00
VU117	8438.00	9766.00	3455.00	248.00
VU118	8438.00	9766.00	3454.00	245.00
VU12	7706.50	8345.30	3625.60	341.00
VU121	8430.00	9597.00	3472.00	177.00
VU122	8430.00	9597.00	3472.00	159.00
VU123	8428.00	9597.00	3472.00	150.00
VU124	8430.00	9597.00	3472.00	228.00
VU125	8435.00	9767.00	3465.00	234.00
VU126	8440.00	9768.00	3459.00	201.00
VU127	8440.00	9769.00	3454.00	117.00
VU128	8435.00	9766.00	3465.00	214.00
VU129	8438.00	9768.00	3454.00	233.00
VU13	8001.45	8807.20	3564.76	88.00
VU130	8580.00	11100.00	3397.00	93.00
VU131	8580.00	11100.00	3395.00	35.00
VU132	8580.00	11100.00	3396.00	74.00
VU133	8563.00	9785.00	3507.00	71.00
VU134	8126.70	9129.70	3534.90	122.00
VU14	7842.10	8450.50	3613.00	273.00
VU144	8430.00	9597.00	3470.00	170.00
VU145	8542.00	10705.00	3357.00	41.00
VU146	8540.00	10705.00	3357.00	49.00
VU147	8546.00	10705.00	3357.00	30.00
VU148	8539.00	10705.00	3357.00	50.00
VU149	8538.00	10705.00	3357.00	119.00
VU15	7956.55	8701.02	3569.95	80.00
VU150	8438.00	9767.00	3454.00	209.00
VU151	8434.00	9772.00	3453.00	224.00
VU152	8440.00	9875.00	3439.00	238.00
VU153	7872.00	8482.00	3597.00	213.00
VU154	7872.00	8482.00	3600.00	254.00
VU155	7874.00	8480.00	3600.00	164.00
VU156	8584.00	10276.00	3469.00	163.00
VU158	8584.00	10276.00	3468.00	155.00
VU159	7874.00	8480.00	3597.00	85.00
VU16	7841.30	8450.80	3613.30	268.00
VU160	8536.00	10705.00	3358.00	127.00
VU161	8479.00	9977.00	3427.00	210.00
VU162	8478.00	9977.00	3427.00	210.00
VU163	8450.40	9778.20	3252.80	102.00
VU164	8563.00	9785.00	3507.00	77.00
VU165	8547.00	10589.00	3390.00	144.00
VU166	8531.00	10587.00	3389.00	147.00
VU167	8520.00	10585.00	3388.00	151.00
VU168	8492.00	10422.00	3388.00	126.00
VU169	8491.00	10422.00	3388.00	120.00
VU17	7995.90	8810.10	3561.00	102.00
VU170	8490.00	10422.00	3388.00	82.00
VU171	8743.10	10703.60	3474.90	150.00
VU172	8743.20	10703.70	3474.80	12.00
VU173	8743.00	10703.50	3475.30	151.00
VU174	8743.00	10703.40	3476.00	90.00
VU175	8473.00	10153.00	3410.00	162.00

VU176	8472.00	10153.00	3410.00	134.00
VU177	8472.00	10153.00	3410.00	172.00
VU178	8537.80	9731.60	3447.90	71.00
VU179	8536.90	9731.60	3448.30	70.00
VU18	7840.20	8451.20	3613.50	290.00
VU180	8677.00	10236.00	3537.00	68.00
VU181	8733.00	10839.50	3493.00	123.00
VU182	8733.00	10839.00	3492.00	121.00
VU183	8732.10	10839.50	3487.00	38.00
VU184	8684.00	10236.00	3537.00	130.00
VU185	8725.00	10839.50	3487.00	75.00
VU186	8725.00	10839.50	3487.00	75.00
VU187	8725.00	10839.50	3487.00	72.00
VU188	8700.00	10400.00	3512.00	70.00
VU189	8677.00	10236.00	3537.00	132.00
VU19	7995.90	8810.10	3560.70	127.00
VU190	8498.30	9599.80	3455.00	130.00
VU191	8493.30	9600.10	3445.20	132.00
VU192	8416.50	9547.60	3452.40	104.00
VU193	8416.90	9551.50	3452.50	63.00
VU194	8417.10	9548.00	3452.20	120.00
VU195	8397.90	9570.10	3444.80	121.00
VU196	8524.00	9577.10	3438.30	140.00
VU197	8397.20	9570.00	3444.90	148.00
VU198	8520.40	9576.80	3438.20	148.00
VU199	8390.60	9570.40	3445.20	172.00
VU2	7706.10	8345.30	3625.60	332.00
VU20	7999.92	8811.58	3562.84	102.00
VU200	8778.30	10619.50	3509.10	97.00
VU201	8779.20	10619.50	3509.40	85.00
VU202	8502.00	9676.00	3433.00	238.00
VU203	8328.00	9602.00	3467.00	298.00
VU204	8504.00	9676.00	3433.00	206.00
VU205	8325.80	9598.40	3478.80	83.00
VU206	8534.90	9778.50	3441.10	74.00
VU207	8534.90	9778.50	3441.10	83.00
VU208	8590.80	10196.20	3478.10	75.00
VU209	8536.30	9778.60	3441.10	62.00
VU21	8486.20	9975.10	3430.50	106.00
VU210	8326.30	9598.70	3478.80	29.00
VU211	8590.80	10196.00	3477.70	78.00
VU212	8328.00	9602.00	3467.00	80.00
VU213	8590.90	10195.90	3477.10	47.00
VU214	8622.00	10960.50	3391.90	55.00
VU215	8621.80	10960.40	3392.50	86.00
VU216	8639.30	10872.60	3388.30	62.00
VU217	8621.70	10960.40	3394.20	104.00
VU218	8639.80	10872.70	3387.50	52.00
VU219	8640.00	10872.70	3385.90	30.00
VU220	8481.00	10631.00	3445.00	55.00
VU221	8484.00	10631.00	3445.00	68.00
VU222	8487.00	10631.00	3445.00	40.00
VU223	8490.00	10631.00	3445.00	35.00
VU224	8672.00	10727.00	3446.00	101.00
VU225	8489.20	10252.20	3417.50	117.00
VU227	8672.00	10727.00	3446.00	106.00
VU228	8673.00	10727.00	3446.00	38.00

VU229	8489.40	10252.20	3416.80	162.00
VU23	7999.90	8811.60	3566.90	129.00
VU230	8328.00	9602.00	3467.00	78.00
VU231	8490.30	10252.50	3416.30	163.00
VU232	8490.00	10252.00	3416.50	42.00
VU233	8123.00	9128.00	3523.00	45.00
VU234	8564.00	9785.00	3505.00	62.00
VU235	8125.80	9129.80	3534.70	44.00
VU236	8110.20	9287.70	3545.70	100.00
VU237	8110.50	9287.70	3544.50	76.00
VU238	8789.60	10451.10	3563.60	41.00
VU24	8000.60	8809.00	3567.00	116.00
VU240	8794.00	10825.90	3543.40	118.00
VU241	8793.80	10826.00	3543.70	88.00
VU242	8795.50	10825.50	3542.90	40.00
VU243	8474.00	10153.00	3412.00	131.00
VU244	8474.00	10153.00	3412.00	120.00
VU245	8755.00	10973.00	3534.00	68.00
VU246	8755.00	10973.00	3524.00	120.00
VU247	8755.00	10973.00	3526.00	75.00
VU248	8755.00	10973.00	3527.00	97.00
VU249	8636.00	10808.90	3394.00	61.00
VU25	8000.00	8809.70	3562.50	90.00
VU250	8636.00	10808.90	3391.10	71.00
VU251	8687.60	10748.30	3441.10	96.00
VU252	8687.80	10748.30	3440.60	81.00
VU253	8689.50	10748.30	3440.00	54.00
VU254	8692.00	10748.30	3440.00	18.00
VU256	8562.00	10092.00	3425.00	120.00
VU257	8552.00	10092.00	3413.00	228.00
VU258	8553.00	10092.00	3413.00	185.00
VU259	8553.00	10091.00	3413.00	190.00
VU260	8552.00	10091.00	3413.00	190.00
VU262	8563.00	10092.00	3425.00	131.00
VU263	8563.00	10092.00	3425.00	124.00
VU264	8552.00	10090.00	3413.00	145.00
VU265	8091.00	9326.00	3511.00	71.00
VU266	8092.00	9326.00	3511.00	83.00
VU268	8555.00	10088.00	3414.00	21.00
VU269	8091.00	9326.00	3511.00	105.00
VU270	8090.00	9326.00	3511.00	105.00
VU271	8092.00	9326.00	3511.00	146.00
VU275	8474.00	10153.00	3412.00	138.00
VU276	8764.00	11054.00	3564.00	125.00
VU277	8763.00	11054.00	3565.00	113.00
VU278	8764.00	11054.00	3564.00	17.00
VU279	8473.70	10153.10	3412.60	164.00
VU280	8775.00	11054.00	3573.00	76.00
VU281	8775.00	11054.00	3573.00	59.00
VU282	8111.20	9287.50	3543.10	40.00
VU283	8087.00	8896.00	3553.00	156.00
VU284	8087.00	8896.00	3553.00	12.00
VU285	8087.00	8896.00	3553.00	149.00
VU286	8087.10	8895.70	3552.60	131.00
VU287	8089.50	8896.60	3565.60	99.00
VU288	8090.20	8896.70	3565.00	98.00
VU289	8089.40	8896.80	3565.00	83.00

VU29	8485.20	9974.80	3426.20	111.00
VU290	8085.60	8895.80	3552.60	88.00
VU291	8134.00	9228.00	3510.00	52.00
VU292	8133.00	9228.00	3510.00	116.00
VU293	8134.00	9228.00	3510.00	57.30
VU294	8134.00	9228.00	3510.00	129.00
VU295	8133.00	9228.00	3510.00	138.00
VU296	8475.00	9950.00	3254.00	63.00
VU297	8119.00	9128.00	3523.00	118.00
VU299	8786.00	10750.00	3520.00	40.00
VU3	7706.10	8344.90	3625.20	377.00
VU300	8786.00	10750.00	3520.00	38.00
VU301	8122.00	9128.00	3523.00	106.00
VU302	8321.00	9595.00	3468.00	266.00
VU303	8545.40	10334.70	3426.00	40.00
VU304	8544.60	10334.60	3426.50	101.00
VU305	8544.60	10334.50	3426.80	192.00
VU306	8717.00	10658.00	3460.00	28.00
VU307	8717.00	10658.00	3462.00	20.00
VU308	8717.00	10658.00	3459.00	28.00
VU309	8321.00	9595.00	3468.00	250.00
VU310	8601.80	10154.40	3492.00	47.00
VU311	8601.60	10154.40	3492.90	49.00
VU312	8594.00	10155.00	3486.50	72.00
VU313	8593.80	10154.70	3487.50	82.00
VU315	8578.10	11161.50	3424.50	69.00
VU316	8593.30	10154.70	3488.90	17.00
VU318	8486.00	9528.00	3476.00	7.00
VU319	8482.00	9528.00	3476.00	24.00
VU32	8579.50	10218.20	3411.60	178.00
VU320	8483.00	9528.00	3476.00	100.00
VU321	8485.00	9528.00	3476.00	19.00
VU322	8448.80	9778.20	3253.10	111.00
VU323	8647.00	11230.00	3414.00	47.00
VU324	8187.50	9427.20	3579.50	231.00
VU325	8187.60	9427.20	3579.20	234.00
VU326	8187.80	9427.20	3578.60	51.00
VU327	8187.70	9427.20	3579.00	231.00
VU328	8193.00	9429.00	3583.00	52.00
VU329	8200.00	9425.40	3586.00	7.90
VU33	8441.90	9875.40	3442.90	124.00
VU330	8623.80	10550.80	3447.30	66.00
VU332	8625.00	10550.00	3447.30	43.00
VU333	8584.00	9867.00	3460.50	134.00
VU334	8583.00	9867.00	3460.50	85.00
VU335	8584.30	9866.60	3460.40	161.00
VU336	8588.40	9866.70	3471.80	72.00
VU337	8587.40	9866.80	3471.10	40.00
VU338	8491.50	9948.50	3252.60	51.00
VU339	8488.90	9948.30	3252.80	46.00
VU34	8441.80	9875.40	3441.90	118.00
VU340	8199.50	9425.40	3587.70	36.00
VU341	8200.20	9425.60	3585.60	98.00
VU342	8199.90	9425.50	3585.00	91.00
VU343	8169.10	9373.70	3550.50	41.00
VU344	8196.00	9425.00	3589.00	39.00
VU345	8169.50	9373.60	3552.10	48.00

VU346	8170.30	9373.50	3553.20	42.00
VU347	8645.00	11230.00	3414.00	44.00
VU348	8499.50	9949.30	3267.00	72.00
VU35	8595.70	10390.50	3386.80	87.00
VU350	8089.90	9327.90	3511.30	116.00
VU351	8532.00	10072.00	3474.00	63.00
VU353	8751.00	10892.00	3525.00	16.00
VU354	8655.80	11233.70	3425.50	25.00
VU356	8654.50	11233.60	3426.50	50.00
VU357	8654.00	11234.00	3427.00	30.00
VU358	8655.50	11233.70	3425.90	40.00
VU359	8655.00	11234.00	3426.00	83.00
VU36	8000.00	8809.70	3563.90	84.00
VU360	8753.00	10892.00	3523.00	74.00
VU361	8753.00	10892.00	3522.00	59.00
VU362	8753.00	10892.00	3524.00	60.00
VU365	8655.00	11234.00	3426.50	138.00
VU366	8449.90	9778.30	3253.90	29.00
VU367	8643.00	11230.00	3417.00	36.00
VU368	8494.00	10477.00	3386.00	47.00
VU369	8494.00	10477.00	3388.00	98.00
VU37	8001.50	8806.70	3561.50	83.00
VU370	8643.00	11230.00	3418.00	50.00
VU371	8749.00	10973.00	3528.00	91.00
VU372	8584.00	9867.00	3460.00	239.00
VU373	8475.00	9950.00	3254.00	63.00
VU374	8740.00	10887.00	3513.00	54.00
VU375	8740.00	10887.00	3512.00	117.00
VU376	8503.00	10119.00	3411.00	10.00
VU377	8741.00	10887.00	3512.00	48.00
VU379	8502.70	10118.60	3410.90	59.00
VU38	8001.50	8806.70	3563.50	75.00
VU380	8502.00	10119.00	3411.00	103.00
VU381	8501.70	10118.70	3410.70	114.00
VU382	8582.00	10674.30	3369.80	57.00
VU383	8582.30	10674.30	3369.30	70.00
VU384	8581.10	10674.40	3370.40	32.00
VU385	8432.40	10315.90	3373.40	32.00
VU386	8432.30	10315.90	3374.00	42.00
VU387	8373.00	9608.00	3243.00	37.00
VU388	8369.00	9604.00	3243.00	42.00
VU39	8372.00	10172.00	3318.00	87.00
VU390	8208.00	9611.00	3471.00	99.00
VU391	8620.70	10777.50	3375.30	97.00
VU392	8432.30	10316.00	3374.00	86.00
VU393	8621.00	10778.00	3375.00	69.00
VU394	8203.90	9611.70	3471.00	119.00
VU396	8215.00	9611.00	3479.00	33.00
VU397	8215.00	9611.00	3479.00	91.00
VU398	8432.00	10316.00	3371.70	30.00
VU399	8422.50	10317.50	3371.70	34.50
VU4	7953.50	8702.10	3569.90	61.00
VU40	8596.10	10390.70	3388.74	72.00
VU400	8422.40	10317.50	3371.20	46.00
VU401	8423.50	10317.20	3370.00	26.00
VU402	8425.30	10317.20	3370.00	35.00
VU403	8242.40	9646.20	3470.30	42.00

VU404	8242.50	9646.40	3470.20	62.00
VU405	8242.70	9646.40	3471.10	88.00
VU406	8594.10	9935.90	3473.90	183.00
VU407	8593.90	9935.90	3474.60	105.00
VU408	8594.00	9936.00	3474.00	62.00
VU409	8600.60	9937.10	3483.50	73.00
VU41	8840.50	9875.30	3439.60	122.00
VU410	8653.00	11266.00	3444.00	43.00
VU411	8649.00	11261.00	3444.00	22.00
VU412	8600.00	9937.00	3483.80	80.00
VU413	8503.00	10117.00	3411.00	100.00
VU414	8148.40	9454.60	3491.40	27.00
VU415	8146.90	9454.70	3491.20	25.00
VU416	8145.70	9452.70	3491.00	46.00
VU417	8485.30	9849.90	3299.10	49.00
VU418	8484.50	9850.00	3299.90	76.00
VU419	8484.80	9849.90	3299.50	81.00
VU42	8441.90	9875.40	3443.90	158.00
VU420	8479.00	9849.00	3290.00	41.00
VU421	8479.70	9849.00	3290.20	44.00
VU423	8499.00	9949.30	3267.00	115.00
VU424	8651.40	11291.00	3452.90	46.00
VU425	8652.20	11290.90	3452.80	108.00
VU426	8652.70	11291.00	3452.50	84.00
VU427	8652.00	11291.00	3453.00	154.00
VU428	8653.10	11290.90	3452.10	57.00
VU429	8653.90	11291.00	3450.90	24.00
VU43	8441.80	9875.40	3440.90	119.00
VU430	8645.70	11290.00	3446.80	62.00
VU431	8650.00	11295.70	3447.50	55.00
VU432	8645.30	11290.90	3446.90	64.00
VU433	8408.80	9728.00	3271.00	187.00
VU434	8645.80	10290.10	3444.50	52.00
VU435	8599.80	10061.40	3487.60	91.00
VU436	8600.50	10061.70	3487.60	93.00
VU437	8418.00	9629.50	3264.50	53.00
VU438	8417.60	9629.40	3264.80	63.00
VU439	8418.70	9629.60	3263.70	35.00
VU44	8439.10	9875.30	3438.90	176.00
VU440	8417.30	9679.60	3265.10	102.00
VU441	8416.60	9629.20	3265.50	110.00
VU442	8524.30	9723.60	3439.30	99.00
VU443	8523.80	9723.60	3439.90	68.00
VU45	8441.90	9875.40	3445.00	173.00
VU46	8560.30	10297.80	3409.20	60.00
VU47	8554.20	10298.70	3401.50	82.00
VU48	8554.20	10298.70	3403.50	79.00
VU49	8558.20	10298.20	3407.20	50.00
VU5	7959.60	8700.00	3578.70	107.00
VU50	8485.60	9978.80	3427.50	126.00
VU51	8486.00	9979.20	3429.00	120.00
VU52	8486.00	9979.00	3429.00	127.00
VU53	8486.00	9979.00	3429.00	125.00
VU54	8486.00	9979.00	3429.00	169.00
VU55	8484.00	9974.80	3426.20	146.00
VU56	8388.00	10297.00	3410.00	65.00
VU57	8385.00	10297.00	3410.00	120.00

VU58	8383.00	10297.00	3410.00	159.00
VU59	8389.00	10297.00	3410.00	107.00
VU6	7707.40	8344.80	3624.40	360.00
VU60	8616.30	10395.50	3396.30	104.00
VU61	8618.90	10395.70	3395.20	99.00
VU62	8620.40	10395.70	3395.00	137.00
VU63	8645.80	10485.90	3389.20	98.00
VU64	8648.60	10485.80	3389.10	120.00
VU65	8649.20	10486.90	3389.40	130.00
VU66	8650.50	10487.10	3389.50	134.00
VU67	8650.50	10487.10	3389.50	255.00
VU68	8384.00	10300.00	3408.00	142.00
VU69	8382.00	10300.00	3408.00	75.00
VU7	7996.00	8808.43	3560.80	109.00
VU70	8639.00	10595.00	3390.00	142.00
VU71	8639.00	10595.00	3390.00	78.00
VU72	8439.00	10225.00	3408.00	51.00
VU73	8437.00	10225.00	3408.00	56.00
VU74	8433.00	10225.00	3408.00	65.00
VU75	8431.00	10225.00	3408.00	103.00
VU76	8443.00	9775.00	3457.00	108.00
VU77	8441.00	9775.00	3453.00	108.00
VU78	8440.00	9775.00	3453.00	147.00
VU79	8439.00	9775.00	3453.00	255.00
VU8	7706.60	8344.90	3624.80	342.00
VU80	8439.00	9775.00	3453.00	163.00
VU81	8438.00	9766.00	3452.00	234.00
VU82	8329.00	9600.00	3450.00	194.00
VU83	8329.00	9600.00	3450.00	167.00
VU84	8329.00	9600.00	3450.00	264.00
VU85	8328.00	9600.00	3450.00	157.00
VU86	8660.00	10590.70	3382.00	85.00
VU87	8661.80	10592.00	3381.50	112.00
VU88	8663.10	10592.20	3381.50	137.00
VU9	8001.60	8807.80	3562.40	97.00
VU90	8386.00	10300.00	3408.00	146.00
VU91	8387.00	10300.00	3408.00	90.00
VU92	8605.00	10280.00	3469.00	95.00
VU93	8606.00	10280.00	3469.00	102.00
VU95	8609.00	10280.00	3469.00	127.00
VU96	8367.00	10166.00	3319.00	67.00
VU97	8121.00	9128.00	3523.00	107.00
VU98	8122.00	9128.00	3523.00	73.00
VU99	8127.70	9129.20	3535.20	51.00

TUNGSTEN DODGER-EAST DODGER ZONES

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
D1	9313.00	9423.00	4778.00	170.00
D10	8918.00	8719.00	5040.60	393.00
D12	8360.00	6767.00	5008.00	548.00
D13	8505.00	8717.00	5100.00	504.00
D14	8767.00	7694.00	5148.00	686.00
D15	8505.00	7817.00	5100.00	559.00
D16	9049.49	7534.93	5070.62	461.00
D17	8736.00	6924.00	5013.00	758.00

D18	9310.00	7435.00	5001.00	480.00
D19	9032.06	6829.26	4928.80	353.00
D2	9319.00	9423.00	4777.80	159.00
D20	9510.00	7435.00	5001.00	377.00
D21	9195.25	6776.25	4896.00	397.00
D22	8874.00	7394.00	5090.00	811.00
D23	8723.36	6758.61	4958.51	763.00
D24	8640.85	6417.77	4905.15	741.00
D25	8933.73	7736.28	5138.73	880.00
D26	8999.96	8030.54	5155.91	791.00
D27	9490.00	9837.00	4604.00	125.00
D28	9570.00	9857.00	4603.00	91.00
D29	9416.00	9840.00	4598.50	122.00
D3	9462.00	9386.00	4817.11	277.60
D30	9574.00	9856.00	4603.00	163.00
D31	9414.00	9839.00	4598.50	182.00
D32	8648.51	6073.00	4832.72	713.00
D33	9410.70	9839.50	4598.80	170.00
D34	9099.52	8353.86	5167.80	696.00
D35	9149.43	8637.92	5126.89	694.00
D36	9354.84	9836.43	4595.00	133.00
D37	9575.00	9856.00	4603.00	56.00
D38	9393.20	9687.00	4669.80	260.00
D39	9391.00	9687.00	4670.00	220.00
D4	9191.00	9186.00	4865.30	247.00
D40	8587.74	5777.22	4760.74	611.00
D41	9394.00	9688.00	4670.00	222.00
D42	9161.87	8988.47	4964.38	509.00
D43	7931.00	3138.00	4113.00	290.00
D44	9393.00	9687.00	4670.00	275.00
D45	9393.00	9687.00	4670.00	234.00
D46	8029.60	3167.60	4122.00	547.00
D47	9149.00	8638.00	5127.00	682.00
D48	8587.74	5777.22	4760.74	621.00
D49	9393.00	9687.00	4670.00	261.00
D5	9288.00	9123.00	4911.90	398.00
D50	9507.00	9688.00	4683.00	158.00
D51	9507.00	9688.00	4683.00	142.00
D52	9149.43	8637.92	5126.89	679.00
D53	8029.00	3167.00	4122.00	452.00
D54	7875.00	2848.00	4031.00	394.00
D55	7931.00	3137.50	4113.00	418.00
D56	9360.00	9507.00	4754.00	342.00
D57	7976.30	3427.60	4183.00	567.00
D58	7883.00	3665.00	4017.00	182.00
D59	9359.00	9507.30	4753.00	353.00
D6	9135.00	8919.00	4995.00	389.00
D60	7804.00	2667.00	4005.00	85.00
D61	7898.00	3439.00	4194.00	556.00
D62	7729.00	3176.00	4116.00	489.00
D63	9358.00	9506.00	4752.00	168.00
D64	9358.00	9506.00	4753.00	285.00
D65	9358.00	9506.00	4753.00	124.00
D67	9276.03	9218.05	4866.12	448.00
D68	8599.60	6074.40	4840.40	728.00
D69	8623.00	6261.00	4872.00	717.00
D7	9435.00	9050.00	4925.00	447.00

D70	9315.47	9112.36	4916.13	535.00
D72	8700.59	6582.88	4927.91	763.00
D73	8771.47	7051.03	5016.20	800.00
D74	9315.47	9112.36	4916.13	490.00
D76	8700.59	6582.88	4927.91	679.50
D77	8771.47	7051.03	5016.20	768.00
D78	9191.44	8817.60	5039.18	598.00
D79	8871.94	7463.64	5108.54	828.00
D8	8888.00	8910.00	4891.00	132.00
D80	8913.14	7806.96	5137.70	903.00
D81	9161.63	8473.70	5154.64	709.00
D84	9675.00	9100.00	4910.00	567.00
D85	9675.00	9100.00	4910.00	529.00
D86	9675.00	9100.00	4910.00	558.00
D87	9933.10	9533.10	4771.50	410.00
D88	9933.10	9533.10	4771.50	327.00
D9	8565.00	8955.00	4759.00	102.00
DP1	7537.00	3231.00	4020.00	30.00
DP2	7544.00	3255.00	4020.00	14.00
DP3	7559.00	3276.00	4021.00	15.00
DP4	7575.00	3309.00	4021.00	30.00
DP5	7584.00	3337.00	4030.00	31.00
DS05-01	9425.00	10150.00	4410.00	1032.00
DU1	9402.00	9758.00	4595.00	169.00
DU10	9294.00	9352.00	4597.50	191.20
DU11	9293.00	9352.00	4597.50	174.00
DU14	9328.50	9459.00	4598.50	211.00
DU15	9327.00	9459.00	4598.50	180.00
DU16	9323.00	9459.00	4598.50	161.00
DU17	9322.00	9459.00	4598.50	158.00
DU18	9408.00	9595.00	4597.20	139.00
DU19	9406.70	9595.00	4597.20	166.00
DU2	9401.20	9758.00	4595.00	162.00
DU20	9405.70	9595.00	4597.20	160.00
DU200	6797.63	6099.99	4142.79	223.00
DU201	6805.86	6099.86	4142.31	503.00
DU202	7243.53	6086.79	4145.00	219.00
DU203	7216.61	6103.26	4152.91	394.00
DU204	7256.82	6093.43	4153.48	369.00
DU205	7255.93	6093.72	4154.41	326.00
DU206	7247.48	6096.58	4155.23	365.00
DU207	7758.00	6115.00	4175.00	276.00
DU208	8312.81	6041.60	4175.54	394.00
DU209	8314.10	6091.79	4175.12	326.00
DU21	9404.70	9595.00	4597.20	199.00
DU210	8315.72	6093.03	4175.10	388.00
DU211	8333.90	6090.79	4174.54	356.00
DU212	8316.81	6093.08	4175.12	389.00
DU213	7739.00	6115.00	4165.00	334.00
DU214	7739.00	6115.00	4165.00	200.00
DU215	8031.00	6134.00	4173.00	335.00
DU216	8039.00	6115.00	4165.00	389.00
DU217	7738.00	6100.00	4154.00	413.00
DU22	9402.50	9595.00	4597.20	185.00
DU23	9401.50	9595.00	4597.20	63.00
DU24	9400.50	9595.00	4597.20	194.00
DU25	9404.00	9813.00	4596.20	163.00

DU26	9306.00	9412.50	4441.00	87.00
DU27	9302.50	9413.20	4441.00	82.00
DU29	9418.93	9794.14	4512.89	96.00
DU3	9400.50	9758.00	4595.00	143.00
DU30	9420.73	9794.30	4514.71	78.50
DU300	8742.00	6120.00	4168.00	181.00
DU301	8741.50	6120.00	4171.00	215.00
DU302	8746.00	6120.00	4174.00	71.00
DU303	8753.00	6120.00	4171.00	134.00
DU304	8642.50	6194.00	4176.00	83.00
DU305	8640.50	6194.00	4171.00	43.00
DU306	8634.00	6194.00	4171.50	28.00
DU307	8642.00	6194.00	4176.50	132.00
DU308	8661.00	6295.00	4177.00	120.00
DU309	8659.00	6295.00	4181.00	112.00
DU310	8661.00	6295.00	4178.50	130.00
DU311	8661.00	6295.00	4176.00	52.00
DU312	8659.00	6419.00	4177.00	131.00
DU313	8670.00	6419.00	4181.00	213.00
DU314	8667.50	6419.00	4181.00	123.00
DU315	8698.00	6500.00	4181.00	247.00
DU316	8699.00	6500.00	4181.00	204.00
DU317	8699.00	6500.00	4177.50	154.00
DU318	8718.50	6600.00	4177.00	116.00
DU319	8718.50	6600.00	4180.50	195.00
DU32	9306.71	9334.18	4452.46	106.00
DU320	8710.50	6600.00	4182.00	67.00
DU321	8719.00	6600.00	4182.00	211.00
DU322	8716.00	6600.00	4182.00	146.00
DU323	8736.00	6700.00	4181.50	186.00
DU324	8732.50	6700.00	4183.50	134.00
DU325	8734.50	6700.00	4183.00	181.00
DU326	8736.50	6700.00	4177.50	67.00
DU327	8728.00	6700.00	4183.50	65.00
DU328	8719.00	6600.00	4180.00	152.00
DU329	8758.00	6800.00	4181.50	81.00
DU33	9306.44	9334.40	4454.85	76.00
DU330	8758.00	6800.00	4184.00	122.00
DU331	8758.00	6800.00	4185.00	291.00
DU332	8758.00	6800.00	4178.00	57.00
DU333	8754.50	6800.00	4185.50	93.00
DU334	8749.00	6800.00	4185.00	168.00
DU335	8778.50	6945.00	4186.50	187.00
DU336	8777.50	6945.00	4188.00	173.00
DU337	8775.50	6945.00	4188.00	158.00
DU338	8772.00	6945.00	4188.00	152.00
DU34	9300.41	9333.08	4454.92	53.00
DU340	8642.00	6194.00	4177.50	140.00
DU341	8650.50	6245.00	4177.50	121.00
DU342	8650.50	6245.00	4176.50	93.00
DU343	8688.00	6450.00	4176.50	138.00
DU344	8688.00	6450.00	4178.50	186.00
DU345	8699.00	6500.00	4178.00	201.00
DU346	8709.50	6546.00	4177.50	197.00
DU347	8709.50	6546.00	4181.00	163.00
DU348	8725.50	6646.00	4179.00	188.00
DU349	8725.50	6646.00	4181.00	62.00

DU35	9443.01	9415.25	4441.75	70.00
DU350	8725.50	6646.00	4177.50	34.00
DU351	8789.00	6997.00	4185.00	51.00
DU352	8786.50	6997.00	4188.50	152.00
DU353	8787.00	6997.00	4188.50	158.00
DU354	8788.00	6997.00	4189.50	186.00
DU355	8789.00	6997.00	4189.00	147.00
DU356	8782.00	6997.00	4189.00	228.00
DU357	8781.00	6697.00	4189.00	137.00
DU358	8788.50	7000.00	4187.00	160.00
DU359	8789.50	7000.00	4187.50	210.00
DU36	9305.57	9415.01	4438.27	84.00
DU360	8773.00	6961.00	4188.00	145.00
DU37	9329.34	9199.39	4427.14	72.00
DU370	8773.00	6900.00	4184.50	94.00
DU371	8772.50	6900.00	4200.00	128.00
DU372	8772.00	6900.00	4187.00	120.00
DU373	8772.50	6900.00	4186.50	153.00
DU374	8763.50	6900.00	4187.50	115.00
DU375	8762.00	6900.00	4187.50	133.00
DU376	8747.00	6748.00	4182.50	110.00
DU377	8747.00	6748.00	4184.00	168.00
DU378	8748.00	6748.00	4180.00	77.00
DU379	8812.50	7300.64	4186.96	119.00
DU38	9326.69	9199.56	4429.03	99.00
DU380	8813.22	7300.39	4186.85	167.00
DU381	8813.65	7300.42	4186.14	179.00
DU382	8811.23	7299.43	4186.75	116.00
DU383	8826.19	7402.12	4186.64	138.00
DU384	8826.19	7402.12	4187.00	144.00
DU385	8823.64	7400.35	4186.00	191.00
DU386	8838.36	7505.92	4187.30	164.00
DU387	8839.02	7505.93	4187.02	155.00
DU388	8791.70	7705.21	4185.90	131.00
DU389	8792.75	7205.28	4185.93	122.00
DU39	9329.97	9199.22	4424.99	53.00
DU390	8837.68	7503.73	4187.17	181.00
DU391	8851.71	7610.42	4187.02	165.00
DU392	8870.68	7785.13	4187.42	134.00
DU393	8871.00	7785.00	4187.40	152.00
DU394	8872.00	7785.00	4187.00	188.00
DU395	8869.50	7785.00	4187.50	144.00
DU396	8851.78	7609.98	4186.93	131.00
DU397	8851.26	7609.40	4188.83	208.00
DU398	8862.40	7696.19	4189.25	148.00
DU399	8863.15	7695.97	4188.76	154.00
DU4	9404.30	9785.00	4595.00	190.00
DU40	9315.00	9200.00	4429.00	60.00
DU400	8861.75	7696.24	4189.64	229.00
DU402	8899.20	7999.10	4188.20	169.00
DU403	8899.85	7999.10	4187.90	168.00
DU404	8900.60	7999.10	4187.70	186.00
DU405	8904.10	8021.50	4187.10	203.00
DU406	8902.70	8021.00	4187.40	240.00
DU407	8886.90	7900.40	4186.70	163.00
DU408	8886.00	7900.50	4186.80	169.00
DU409	8887.00	7900.40	4188.00	198.00

DU41	9314.00	9200.00	4427.00	122.00
DU410	8854.00	7128.00	4280.00	45.00
DU411	8854.00	7128.00	4282.00	70.00
DU412	8815.79	7177.96	4264.25	98.00
DU413	8816.69	7180.33	4265.49	104.00
DU414	8632.00	6008.00	4178.00	51.00
DU416	8981.00	8124.00	4338.00	76.00
DU417	8981.00	8123.00	4338.00	136.00
DU418	9065.00	8406.00	4312.00	44.00
DU419	9064.00	8407.00	4342.00	90.00
DU42	9314.00	9200.00	4425.00	98.00
DU420	9062.00	8406.00	4342.00	128.00
DU421	9093.00	8510.00	4344.00	125.00
DU422	9095.00	8510.00	4344.00	143.00
DU423	9094.00	8510.00	4344.00	279.00
DU424	9028.00	8199.00	4339.00	88.00
DU425	9026.00	8200.00	4340.00	60.00
DU426	9028.00	8200.00	4338.00	94.00
DU427	9028.00	8200.00	4335.00	75.00
DU428	9028.00	8199.00	4332.00	40.00
DU43	9389.55	9410.69	4441.11	40.00
DU430	9051.00	8299.00	4341.00	119.00
DU431	9053.50	8299.00	4339.50	117.00
DU432	9053.50	8299.00	4334.50	72.00
DU435	9248.00	7200.00	4351.00	229.00
DU437	9251.00	9200.00	4351.00	158.00
DU438	9223.00	9000.00	4350.00	181.00
DU439	9224.00	9000.00	4350.00	149.00
DU44	9389.55	9410.69	4443.48	62.00
DU440	9226.50	9000.00	4350.00	143.00
DU441	9198.00	8900.00	4348.00	160.00
DU442	9199.00	8900.00	4348.00	165.00
DU443	9201.00	8900.00	4348.00	281.00
DU444	9203.00	8900.00	4348.00	291.00
DU445	9165.00	8796.00	4348.00	211.00
DU446	9166.00	8796.00	4348.00	193.00
DU447	8849.60	7372.15	4267.94	140.00
DU448	8849.39	7372.14	4268.84	154.00
DU449	8943.00	7327.00	4200.00	46.00
DU45	9344.65	9305.76	4436.57	185.00
DU450	8887.18	7570.15	4294.30	118.00
DU451	8886.95	7570.38	4294.66	187.00
DU452	8888.01	7577.66	4295.71	165.00
DU453	8888.00	7577.60	4296.00	170.00
DU454	8904.00	7665.00	4298.00	138.00
DU455	8896.00	7665.00	4297.00	37.00
DU456	8904.00	7665.00	4299.00	95.00
DU457	8880.00	7600.00	4300.00	51.00
DU458	8880.00	7600.00	4300.00	43.00
DU459	8787.00	6813.00	4239.00	108.00
DU46	9344.19	9306.46	4434.00	103.00
DU460	8787.00	6813.00	4241.00	134.00
DU461	8787.00	6813.00	4238.00	77.00
DU462	8783.00	6843.00	4237.00	98.00
DU463	8783.00	6843.00	4236.00	80.00
DU464	8783.00	6843.00	4238.00	183.00
DU465	8785.00	6754.00	4235.00	101.00

DU466	8785.00	6754.00	4234.00	122.00
DU467	8785.00	6752.00	4234.00	136.00
DU468	8785.00	6752.00	4236.00	143.00
DU469	9140.00	8686.00	4346.00	308.00
DU47	9343.86	9305.61	4433.26	115.00
DU470	9140.00	8686.00	4346.00	244.00
DU471	9116.00	8581.00	4345.00	229.00
DU472	9117.00	8581.00	4345.00	135.00
DU474	8767.60	6597.10	4237.00	116.00
DU475	8767.56	6597.05	4238.09	192.00
DU476	8767.00	6596.00	4237.00	112.00
DU477	8767.50	6596.00	4238.00	190.00
DU478	8767.00	6596.00	4237.00	117.00
DU479	8767.50	6595.00	4237.00	119.00
DU48	9359.85	9307.74	4428.16	82.00
DU483	8797.00	6986.00	4252.00	101.00
DU484	8797.00	6986.00	4254.00	165.00
DU485	8807.00	7056.00	4261.00	100.00
DU486	8807.00	7056.00	4263.00	69.00
DU487	8737.00	6479.00	4228.00	105.00
DU488	8737.00	6479.00	4229.00	111.00
DU489	8787.00	6477.00	4228.00	120.00
DU49	9306.15	9307.84	4429.61	75.00
DU490	8737.00	6477.00	4229.00	156.00
DU491	8744.00	6425.00	4228.00	141.00
DU492	8744.00	6425.00	4230.00	156.00
DU493	8837.70	6613.10	4254.20	372.00
DU498	8660.00	5692.00	4148.00	93.00
DU499	8639.80	5655.80	4147.00	102.00
DU5	9405.20	9758.00	4595.00	172.00
DU50	9410.68	9500.21	4442.57	104.00
DU501	8665.20	5648.00	4146.40	104.00
DU502	9015.50	7118.00	4163.80	40.00
DU503	9015.50	7118.00	4147.70	50.00
DU504	8978.80	7020.80	4172.20	35.00
DU505	8978.80	7020.80	4158.00	44.00
DU506	9017.20	7483.10	4198.60	71.00
DU507	9017.20	7483.10	4214.60	51.00
DU508	8824.93	6845.00	4233.60	353.00
DU509	8837.00	6613.00	4255.00	354.00
DU51	9411.16	9500.00	4441.68	102.00
DU516	8984.20	7021.70	4155.50	60.00
DU517	8890.40	7118.40	4149.80	50.00
DU519	8813.00	6805.00	4232.00	328.00
DU52	9408.32	9756.29	4441.80	106.00
DU520	8837.00	6613.00	4255.00	233.00
DU523	8859.20	6709.20	4268.30	365.00
DU525	9136.00	7478.00	4199.00	96.00
DU526	9135.00	7848.00	4199.00	71.00
DU527	8832.80	6513.60	4244.30	265.00
DU529	9110.00	7480.00	4198.00	56.00
DU531	8965.00	6931.00	4160.00	164.00
DU532	8964.00	6931.00	4160.00	156.00
DU534	9086.00	7175.00	4172.00	83.00
DU537	9071.00	7372.00	4210.00	106.00
DU538	9059.00	7112.00	4139.00	70.00
DU540	9071.00	7352.00	4220.00	43.00

DU541	9060.00	7112.00	4119.00	22.00
DU542	9017.00	7033.00	4163.00	140.00
DU543	9016.00	7033.00	4163.00	144.00
DU544	9016.00	7033.00	4170.00	54.00
DU545	8980.00	7015.00	4155.00	108.00
DU550	9177.00	7425.00	4192.00	84.00
DU551	9116.00	7425.00	4192.00	61.00
DU552	9109.00	7274.70	4191.90	46.00
DU554	9119.00	7425.00	4192.00	91.00
DU555	9158.00	7411.00	4202.00	83.00
DU556	9156.00	7411.00	4202.00	102.00
DU557	9106.00	7524.00	4206.00	76.00
DU56	9348.07	9594.33	4506.50	73.00
DU560	9016.00	7175.00	4183.00	65.00
DU562	9148.30	7105.10	4165.80	96.00
DU563	9148.50	7104.10	4177.70	71.00
DU569	9122.00	7325.00	4185.00	80.00
DU57	9360.91	9624.83	4502.11	63.00
DU570	9120.00	7325.00	4185.00	116.00
DU571	9124.00	7325.00	4185.00	75.00
DU572	9076.00	7229.00	4474.00	342.00
DU574	9148.50	7105.00	4178.00	81.00
DU576	9095.50	7171.00	4181.30	88.00
DU577	9092.40	7174.40	4181.20	45.00
DU579	9110.40	6896.70	4106.80	71.00
DU58	9359.64	9624.64	4500.14	72.00
DU580	9110.90	6896.80	4094.70	54.00
DU581	9113.80	6897.60	4094.90	40.00
DU582	9087.20	6849.30	4099.50	102.00
DU583	9085.20	6848.50	4099.70	61.00
DU585	9188.60	7526.80	4225.80	83.00
DU586	9186.40	7527.20	4225.50	83.00
DU587	9193.60	7572.40	4237.60	87.00
DU589	9074.00	6976.00	4109.00	63.00
DU59	9353.44	9669.42	4502.74	60.00
DU591	9184.00	7099.90	4180.30	102.00
DU592	9185.50	7099.70	4180.60	103.00
DU593	9075.00	7232.00	4179.00	53.00
DU595	8997.00	6977.00	4154.00	54.00
DU596	8997.00	6977.00	4154.00	77.00
DU597	8962.00	6981.00	4150.00	76.00
DU598	9142.60	7213.80	4195.10	62.00
DU599	9141.10	7213.90	4194.20	50.00
DU6	9298.00	9352.00	4597.50	174.00
DU600	9145.60	7213.70	4196.40	86.00
DU601	9185.50	7099.90	4180.60	125.00
DU606	9126.30	6990.80	4118.10	105.00
DU607	9129.00	6990.50	4118.50	133.00
DU61	9384.11	9713.62	4498.41	70.00
DU62	9384.00	9460.00	4438.00	25.00
DU620	9194.60	7335.10	4211.40	97.00
DU621	9194.60	7335.00	4201.00	60.00
DU622	9192.40	7335.00	4209.90	92.00
DU623	7187.60	7335.40	4207.70	90.00
DU624	9195.10	7336.30	4211.60	271.00
DU625	8976.50	6757.00	4087.30	153.00
DU626	8972.40	6756.70	4086.90	144.00

DU627	8972.50	6753.00	4086.30	112.00
DU628	8971.70	6753.50	4086.30	80.00
DU629	9161.00	7132.00	4548.00	326.00
DU63	9405.50	9460.00	4443.00	81.00
DU630	9187.00	7225.00	4483.00	240.00
DU631	9190.00	7225.00	4484.00	229.00
DU632	9228.00	7300.00	4488.00	240.00
DU633	9266.00	7300.00	4489.00	288.00
DU636	9000.00	6804.00	4097.00	159.00
DU64	9356.00	9352.00	4428.00	110.00
DU640	9058.80	7180.00	4181.10	37.00
DU641	9056.80	7144.80	4171.50	25.00
DU642	9233.50	7431.00	4237.00	101.00
DU643	9235.00	7431.00	4217.00	50.00
DU644	9235.00	7431.00	4228.00	95.00
DU645	9232.00	7431.00	4227.00	101.00
DU65	9369.00	9352.00	4438.00	55.00
DU656	9135.00	7315.00	4203.00	83.00
DU657	9214.00	6947.00	4133.00	171.00
DU659	9002.80	6809.90	4013.10	48.00
DU66	9384.00	9460.00	4440.00	77.00
DU661	9034.00	6895.00	4087.00	71.00
DU665	8966.00	6745.00	4063.00	115.00
DU666	8968.00	6475.00	4063.00	123.00
DU667	9032.00	6895.00	4087.00	80.00
DU668	9262.00	7300.00	4500.00	90.00
DU67	9317.05	9384.05	4471.68	101.00
DU670	8983.00	6850.00	4078.00	96.00
DU675	9215.00	6925.00	4113.00	48.00
DU676	9215.00	6925.00	4113.00	50.00
DU68	9314.17	9384.41	4474.77	40.00
DU680	8996.00	6839.40	4109.10	70.00
DU681	8997.00	6841.00	4109.50	40.00
DU682	9030.90	6893.90	4098.50	72.00
DU683	9032.60	6846.90	4118.30	41.00
DU684	9025.00	7000.00	4132.00	56.00
DU686	9035.80	6809.90	4014.10	92.00
DU69	9306.83	9384.96	4476.42	58.00
DU7	9346.50	9513.00	4597.50	235.00
DU70	9305.15	9385.00	4472.38	52.00
DU71	9300.37	9331.03	4467.93	39.00
DU72	9299.79	9330.97	4462.34	38.00
DU73	9276.85	9329.63	4477.33	50.00
DU74	9277.86	9329.59	4478.56	101.00
DU75	9277.12	9329.30	4474.07	36.00
DU76	9492.50	10085.00	4432.00	6.00
DU77	9490.00	10130.00	4446.50	25.50
DU78	9470.00	9959.00	4411.00	77.00
DU79	9470.00	9959.00	4408.00	64.00
DU8	9347.70	9513.00	4597.50	185.00
DU80	9462.00	9925.00	4411.00	16.00
DU81	9462.00	9925.00	4409.00	66.00
DU82	9462.00	9925.00	4407.00	60.00
DU9	9296.50	9352.00	4597.50	192.00
F1	6961.30	8865.80	4099.00	44.00
F100	6997.30	8375.50	4235.50	143.00
F101	6991.00	8330.00	4245.00	169.00

F102	6991.00	8330.00	4245.00	140.00
F103	6991.00	8330.00	4245.00	164.00
F104	6975.00	8286.00	4250.00	151.00
F106	6920.27	8153.15	4262.37	123.00
F107	6925.30	8152.78	4262.58	142.00
F12	6990.00	8686.50	4158.48	150.00
F14	7042.00	8681.00	4188.00	90.00
F15	7042.00	8681.00	4188.00	116.00
F16	7096.00	8728.00	4193.00	158.00
F17	7214.90	8880.30	4188.40	148.00
F2	6961.70	8865.50	4099.00	55.00
F21	7426.00	9234.00	4170.00	329.00
F23	6970.10	8640.70	4178.20	58.00
F24	7078.60	8584.30	4214.70	130.00
F25	6981.20	8830.90	4039.00	47.00
F26	6981.00	8830.50	4041.00	30.00
F27	6975.00	8832.30	4044.60	50.00
F28	7016.90	8858.50	4041.30	85.00
F29	7015.84	8861.38	4030.39	57.00
F3	6991.10	8899.40	4099.70	42.50
F30	7049.50	8740.20	4026.00	124.00
F31	7043.30	8884.00	4028.00	64.00
F32	7039.80	8888.50	4029.83	35.00
F33	7042.80	8885.00	4029.63	82.00
F34	7044.60	8884.21	4027.23	160.00
F35	7068.40	8912.20	4029.00	58.00
F36	7071.50	8907.80	4029.00	61.00
F37	7072.50	8906.60	4027.00	98.00
F38	7072.50	8906.60	4025.20	155.00
F39	7096.80	8935.00	4029.50	55.00
F40	7100.00	8931.20	4029.50	59.00
F41	7101.00	8929.50	4027.90	64.00
F42	7101.00	8929.50	4027.00	129.00
F44	7141.30	8819.00	4029.30	100.00
F45	7135.90	8826.30	4026.50	85.00
F46	7122.80	8795.50	4029.80	65.00
F47	7109.90	8799.50	4030.00	85.00
F48	7113.90	8794.50	4025.70	238.00
F5	6992.00	8898.00	4099.70	71.00
F50	7135.90	8826.30	4028.40	65.00
F51	7113.90	6994.50	4024.30	265.50
F52	7113.90	8794.50	4024.70	264.00
F53	7072.00	8787.00	4030.00	96.00
F54	7067.50	8793.00	4030.00	86.00
F55	7066.00	8794.50	4029.00	93.00
F56	7074.00	8784.00	4027.00	116.00
F57	7113.50	8794.50	4027.50	87.00
F60	7048.62	8741.28	4027.57	69.00
F61	7042.38	8749.05	4027.49	98.00
F62	7033.79	8713.06	4028.73	110.00
F63	7032.25	8714.14	4028.35	100.00
F64	7031.25	8715.05	4026.29	79.00
F65	7047.09	8744.11	4028.43	91.00
F66	7048.62	8741.28	4027.57	95.00
F67	7035.34	8712.33	4028.22	139.00
F68	7277.67	9070.63	4132.66	141.50
F72	7030.99	8715.81	4024.55	96.00

F73	7030.60	8716.22	4023.53	122.00
F74	7104.52	8934.71	4026.18	194.00
F75	7000.65	8683.35	4024.43	132.00
F76	7102.25	8937.99	4025.09	268.00
F77	7004.15	8682.88	4029.99	100.00
F78	7006.70	8677.52	4025.52	286.00
F79	7004.38	8680.60	4029.00	100.00
F80	7002.88	8680.72	4029.51	90.00
F82	7036.70	8709.93	4027.33	165.00
F83	7048.40	8740.76	4027.13	141.50
F84	6958.34	8788.41	4098.58	61.00
F85	7016.20	8595.20	4181.00	98.00
F86	7017.80	8595.40	4181.00	111.00
F87	7014.10	8595.20	4181.50	98.00
F88	7016.90	8535.30	4190.50	131.00
F89	7018.30	8535.20	4199.00	187.00
F90	7019.20	8535.10	4199.50	161.00
F91	7015.50	8535.60	4199.00	148.00
F92	7016.10	8535.50	4199.00	120.00
F93	7001.50	8430.10	4222.20	98.00
F94	7001.50	8430.30	4222.20	46.00
F95	7003.50	8430.50	4221.40	106.00
F96	6997.10	8430.40	4219.80	93.00
F97	7000.00	8375.20	4235.60	193.00
F98	7001.30	8375.20	4235.60	145.00
F99	7002.00	8375.10	4236.00	131.00
J100	7985.40	4872.60	4623.50	502.00
J101	7842.20	4126.00	4396.40	298.00
J102	7802.00	3639.00	4214.70	218.00
J103	7998.50	5176.70	4668.50	424.00
J104	7245.50	4758.70	4509.00	440.00
J105	7696.40	5177.00	4690.30	479.00
J107	7437.02	5180.64	4647.75	411.00
J108	7110.37	4759.65	4472.71	386.00
J109	7208.27	5177.88	4567.54	354.00
J110	7003.60	4760.00	4441.00	262.00
J111	7866.40	5172.65	4525.00	248.00
J112	7288.30	5526.26	4638.10	357.00
J113	7210.00	2060.00	3778.10	75.00
J114	7281.00	3497.00	4080.00	71.00
J115	7231.00	3583.00	4083.00	48.00
J116	7292.81	5841.39	4691.42	381.00
J117	7039.88	5871.29	4634.81	291.00
J118	6957.00	6023.00	4630.70	210.00
J119	6870.00	6070.00	4567.00	87.00
J120	7509.50	5820.27	4723.62	393.00
J121	8243.00	4290.00	4442.00	135.00
J122	8249.00	4289.00	4442.00	388.00
J123	8521.00	4320.00	4418.00	367.00
J124	8265.00	5197.10	4659.00	349.00
J125	8265.00	5197.10	4659.00	364.00
J126	8510.00	5248.00	4629.00	337.00
J127	8650.50	5892.93	4790.10	405.00
J128	8510.00	5248.00	4629.00	397.00
J129	8163.00	4874.00	4597.60	474.00
J13	7278.60	3682.50	4136.30	58.00
J130	8650.50	5892.90	4790.00	426.00

J131	9027.00	5924.00	4772.00	493.00
J132	8305.10	5878.90	4773.00	420.00
J133	8164.60	4876.60	4591.80	500.00
J134	8166.20	4675.50	4560.00	290.00
J135	8328.00	5511.00	4706.00	609.00
J136	8305.00	5879.00	4773.00	541.00
J137	8305.00	5878.90	4773.00	533.00
J138	8328.00	5511.00	4706.00	399.00
J139	8328.00	5511.00	4706.00	590.00
J14	7183.70	3538.60	4064.40	134.00
J140	8520.00	4809.00	4526.20	291.00
J141	8906.00	4625.00	4420.00	245.00
J144	8624.30	4768.30	4501.50	600.00
J145	8621.90	4509.60	4462.30	415.00
J146	7861.50	4861.50	4636.00	421.00
J147	7745.60	4859.00	4627.00	502.50
J148	7595.40	4853.00	4612.30	455.00
J149	7484.46	4848.78	4594.61	423.00
J15	7309.10	3613.75	4109.90	40.00
J150	7276.47	4846.86	4584.31	467.00
J151	7245.06	4882.12	4531.30	421.00
J152	7257.00	4200.00	4345.00	428.00
J153	7195.50	4195.20	4333.00	316.00
J154	7073.00	4184.00	4342.00	368.00
J157	7861.00	5163.00	4677.00	499.00
J158	7617.90	5187.60	4699.40	472.00
J159	8024.60	5506.40	4724.00	243.00
J16	7179.80	3704.80	4155.80	268.00
J160	7882.00	5500.00	4750.00	567.00
J161	7677.00	5495.50	4748.00	498.00
J162	7494.70	5488.40	4705.55	399.00
J163	7970.70	5898.30	4850.10	681.00
J164	7815.30	5898.30	4831.80	614.00
J166	7533.60	5489.00	4715.00	448.00
J167	8024.60	5506.50	4724.00	536.00
J168	8026.00	5506.00	4724.00	496.50
J169	7195.50	4195.20	4333.60	316.00
J17	7328.70	3566.80	4114.00	41.60
J170	7202.88	5298.83	4588.61	335.00
J171	7215.56	5404.89	4611.30	318.00
J172	7137.52	5624.54	4628.83	451.00
J173	7172.39	6291.28	4731.08	611.00
J174	7397.50	6294.71	4841.25	667.00
J178	8029.93	6891.36	5032.48	863.00
J179	8030.24	6892.70	5032.39	752.00
J18	7475.80	3609.40	4125.70	56.00
J181	2722.90	6826.45	5007.42	735.00
J182	7346.00	3424.00	4080.00	72.00
J185	7680.00	3451.00	4116.00	131.00
J186	7688.00	3522.00	4142.00	147.00
J187	7666.00	3350.00	4103.00	126.00
J188	7648.00	2963.00	4014.00	223.00
J189	7844.29	8278.16	4630.40	61.00
J19	7147.50	3711.40	4155.30	50.60
J190	7846.00	8278.00	4630.00	17.00
J191	7924.84	8284.81	4676.40	135.00
J192	8374.34	8921.47	4684.45	115.00

J193	7637.88	3374.04	4092.44	98.00
J194	7258.00	3540.00	4082.00	60.00
J195	7273.00	3581.00	4085.00	50.00
J196	7228.00	3528.00	4081.00	48.00
J197	7187.00	3470.00	4055.00	21.00
J198	7267.00	3596.00	4092.00	50.00
J199	7331.00	3596.00	4118.00	18.00
J2	7100.25	3717.67	4157.66	76.00
J20	7281.90	3476.70	4077.90	51.00
J200	7268.00	3518.00	4046.00	16.00
J202	7263.00	3546.00	4043.00	9.00
J203	7238.00	3515.00	4043.00	13.00
J204	7118.00	3602.00	4077.00	30.00
J205	7175.00	3673.00	4090.00	27.00
J206	7165.00	3555.00	4050.00	11.00
J207	7133.00	3555.00	4048.00	11.00
J208	7152.00	3580.00	4050.00	11.00
J209	7141.00	3735.00	4163.00	68.00
J21	7138.20	3752.20	4173.10	45.00
J210	7165.00	3744.00	4164.00	66.00
J215	7086.00	6502.00	4639.00	184.00
J216	7087.00	6503.00	4639.00	230.00
J217	7176.00	6805.00	4645.00	168.00
J218	7177.00	6805.00	4645.00	146.00
J219	7176.00	6805.00	4645.00	120.00
J22	7200.90	3734.70	4167.70	218.00
J220	9204.30	9317.70	4806.60	184.00
J223	9201.50	9318.40	4805.60	143.00
J224	9199.10	9319.30	4805.00	144.00
J225	9271.00	9289.03	4832.00	282.00
J226	9228.90	9477.50	4721.30	67.00
J227	9267.50	9462.60	4739.50	288.00
J228	7054.50	2486.70	3866.00	200.00
J229	7714.96	3571.06	4144.40	200.00
J23	7162.50	3802.00	4196.10	106.00
J231	7711.32	3571.21	4144.90	165.00
J232	7657.10	3385.90	4097.60	134.00
J233	7611.90	3272.70	4071.50	122.00
J234	7657.10	3385.90	4097.60	154.00
J235	7592.50	3133.20	4051.70	88.00
J238	7477.10	4213.90	4393.00	230.00
J24	7226.25	3784.40	4193.30	70.00
J25	7166.80	3837.80	4218.50	125.00
J27	7114.80	3874.00	4232.00	128.00
J28	7186.70	4034.50	4287.45	335.00
J29	7075.00	4043.80	4283.60	144.00
J3	7142.80	3609.30	4106.30	35.00
J30	7249.10	4033.80	4281.60	208.00
J31	7147.50	4048.26	4288.50	134.00
J32	7319.00	4065.00	4297.10	283.00
J33	7373.40	4048.00	4290.10	141.00
J35	7566.76	3574.45	4113.80	52.60
J36	7598.68	3527.87	4104.60	70.00
J37	7650.00	3355.00	4093.40	71.00
J38	7602.00	3770.00	4168.70	88.00
J39	7561.00	3358.80	4083.20	69.00
J4	7182.77	3618.38	4112.90	73.00

J40	7594.00	3645.00	4134.00	111.00
J41	7519.00	3127.00	4041.00	78.60
J42	7522.00	3700.40	4143.10	49.00
J43	7519.00	3013.00	4004.70	62.00
J44	7455.00	3722.00	4140.30	76.00
J45	7445.00	3668.00	4130.90	76.00
J46	7442.00	3539.00	410.70	52.00
J47	7907.00	3170.00	4088.40	77.00
J48	7615.00	3395.00	4090.90	105.00
J49	7802.00	3255.00	4119.80	133.00
J5	7170.60	3643.80	4130.20	56.00
J50	7655.00	3635.00	4134.50	118.60
J51	7802.00	3255.00	4119.80	191.00
J52	7612.50	4026.00	4284.50	174.00
J53	7636.70	4140.00	4357.00	236.00
J54	7125.00	3648.00	4126.00	158.00
J55	7217.00	3515.00	4064.00	150.60
J56	7147.00	3530.00	4064.00	104.00
J57	7040.00	3542.00	4064.00	60.00
J58	7217.00	3517.00	4064.00	292.00
J59	7683.00	4025.00	4299.00	158.00
J6	7227.30	3640.70	4119.50	64.00
J60	7217.00	3467.00	4057.00	158.00
J61	7510.00	4025.00	4293.30	204.00
J62	7510.00	4025.00	4293.30	203.00
J63	7510.00	4025.00	4263.30	271.00
J64	7642.40	4284.00	4421.90	317.00
J65	7640.00	4283.00	4420.60	352.00
J66	7640.00	4283.00	4420.60	267.00
J67	7402.40	4305.00	4396.60	412.00
J68	7436.00	3927.40	4242.00	242.00
J69	7640.00	4283.00	4420.60	372.00
J7	7210.30	3683.30	4144.30	57.00
J70	7155.00	4309.00	4371.70	423.00
J71	7155.00	4308.70	4371.70	395.00
J72	7624.00	4453.00	4493.00	472.00
J74	7455.00	3722.00	4140.30	85.00
J75	7455.00	3722.00	4140.30	123.00
J76	7306.00	3716.00	4155.00	102.00
J77	7295.00	3714.00	4148.00	93.00
J79	7296.00	3803.00	4193.70	202.00
J8	7347.40	3651.20	4130.50	50.00
J80	7314.30	3896.70	4228.50	249.00
J81	7296.00	3803.00	4193.70	239.00
J82	7453.00	3876.50	4228.00	211.00
J83	7588.00	3927.70	4239.30	107.00
J84	7783.70	3907.30	4269.70	211.00
J85	7785.00	3903.00	4270.20	196.00
J86	7980.00	3902.00	4326.60	331.00
J87	7980.00	3902.00	4326.60	340.00
J89	7490.00	3128.00	4033.00	33.00
J9	7371.40	3636.80	4125.00	47.20
J90	7569.00	3128.00	4052.00	45.00
J91	7959.00	4285.40	4473.20	334.20
J92	7547.00	3249.00	4068.80	61.00
J93	7520.00	3288.00	4069.40	44.00
J94	7595.00	3244.00	4075.00	79.00

J95	7503.00	3333.00	4070.50	36.00
J96	7535.00	3456.00	4089.00	43.00
J97	7650.00	3528.00	4113.00	79.00
J98	7924.60	4581.80	4564.40	392.00
J99	7703.00	3634.00	4152.00	134.00
JM05-01	8711.00	6603.00	4168.00	497.00
JM05-02	8781.00	6977.00	4179.00	195.60
JM05-03	8777.00	6976.00	4183.00	600.00
JM05-04	8777.00	6979.00	4185.00	270.00
JM05-05	8778.00	6992.00	4183.00	438.00
JM05-06	8778.00	6992.00	4185.00	325.00
JM05-07	8793.00	7126.00	4184.00	414.00
JM05-08	8823.00	7350.00	4190.00	395.00
JM05-09	8823.00	7350.00	4188.00	476.00
JM05-10	8806.00	7332.00	4195.00	187.00
JM05-11	8742.00	6815.00	4182.00	408.00
JM05-12	8742.00	6815.00	4181.00	537.00
JM05-13	8860.00	6979.00	4173.00	217.00
JM05-14	8860.00	6979.00	4173.00	234.00
JM05-15	8763.00	6991.00	4176.00	248.00
JM05-16	8760.00	6993.00	4176.00	215.00
JM05-17	8763.00	6984.00	4176.00	222.00
JM05-18	8769.00	6934.00	4176.00	312.00
JM05-19	8751.00	6935.00	4176.00	358.00
JM05-20	8768.00	6928.00	4176.00	310.00
JU1	7432.00	3855.00	4105.60	120.00
JU10	7321.00	3923.00	4099.00	62.00
JU100	7234.00	4604.00	4028.50	150.00
JU1000	7411.00	7097.00	4459.00	55.00
JU1001	7395.00	7050.00	4460.00	55.00
JU1002	8769.00	6900.00	4309.00	95.00
JU1003	8757.00	6806.00	4298.00	78.00
JU1004	8757.00	6806.00	4297.00	97.00
JU1005	7645.00	6799.00	4462.00	84.00
JU1006	8862.00	7390.00	4388.00	68.00
JU1007	7342.00	6800.00	4462.00	56.00
JU1008	8858.00	7390.00	4388.00	148.00
JU1009	7183.00	6616.00	4467.00	97.00
JU101	7194.00	4592.00	4029.00	136.00
JU1010	7187.00	6616.00	4465.00	50.00
JU1011	8867.00	7390.00	4388.00	65.00
JU1012	7186.00	6616.00	4458.00	10.60
JU1013	7266.00	6640.00	4455.00	52.00
JU1014	8147.00	4550.00	4317.00	601.00
JU1015	7134.00	6410.00	4423.00	60.00
JU1016	8844.00	8140.00	4643.00	64.00
JU1017	8145.00	4550.00	4317.00	159.00
JU1018	7300.00	5598.00	4312.00	49.00
JU1019	8145.00	4548.00	4317.00	219.00
JU102	7191.00	4592.00	4029.00	163.00
JU1020	7281.00	5550.00	4309.00	36.00
JU1021	7284.00	5550.00	4309.00	35.00
JU1022	7278.00	5550.00	4309.00	35.00
JU1023	7279.00	5499.00	4309.00	37.00
JU1024	8143.00	4450.00	4317.00	172.00
JU1025	6925.00	6162.00	4459.00	94.00
JU1026	8145.00	4550.00	4317.00	202.00

JU1027	6925.00	6159.00	4459.00	97.00
JU1028	8146.00	4548.00	4317.00	225.00
JU1029	7327.00	4552.00	4090.00	46.00
JU103	7400.00	3880.00	4076.00	44.00
JU1030	7325.00	4552.00	4090.00	51.00
JU1031	8820.00	8446.00	4729.00	60.00
JU1032	8768.00	7199.00	4367.50	88.00
JU1033	8820.00	8446.00	4737.00	105.00
JU1034	8764.47	7199.00	4369.56	121.00
JU1035	8785.00	8848.00	4737.00	62.00
JU1036	8718.00	7963.00	4648.00	30.00
JU1037	8872.50	8448.00	4732.00	102.00
JU1038	8687.00	7973.00	4659.00	40.00
JU1039	8655.00	7961.00	4678.00	45.00
JU104	7391.80	3880.00	4075.40	47.00
JU1040	7915.00	4496.00	4162.00	66.00
JU1041	8876.00	8848.00	4730.00	79.00
JU1042	8872.00	8448.00	4724.50	29.00
JU1043	7880.00	4328.00	4162.00	30.00
JU1044	7880.00	4328.00	4153.00	17.00
JU1045	8779.50	8848.00	4738.00	89.00
JU1046	7875.00	4312.00	4160.00	28.00
JU1047	7875.00	4312.00	4152.00	18.00
JU1048	8748.50	5691.50	4207.50	159.00
JU1049	8820.00	8448.00	4737.00	83.00
JU105	7370.60	3982.90	4081.30	43.00
JU1050	7838.00	4316.00	4167.00	26.00
JU1051	7049.00	5894.00	4353.00	80.00
JU1052	8751.00	5691.50	4207.00	164.00
JU1053	7004.00	5895.00	4353.00	85.00
JU1054	7001.00	5896.00	4355.00	90.00
JU1055	8815.50	8155.00	4663.50	40.00
JU1056	8753.50	5691.50	4207.00	182.00
JU1057	8787.00	8169.00	4670.00	40.00
JU1058	8758.00	8175.50	4673.00	46.00
JU1059	8733.00	8191.50	4678.00	55.00
JU106	7394.40	4017.90	4083.40	74.00
JU1060	7147.00	4950.00	4155.00	22.00
JU1061	7148.00	5017.00	4178.00	20.00
JU1062	8674.00	5303.00	4234.00	232.00
JU1063	7150.00	4911.00	4156.00	25.00
JU1064	7208.00	5033.00	4179.00	5.00
JU1065	7178.00	5035.00	4180.00	4.00
JU1066	7177.00	5034.00	4180.00	18.00
JU1067	7040.00	4540.00	4173.00	16.00
JU1068	7028.00	4485.00	4155.00	17.00
JU1069	8729.00	8193.00	4678.00	96.00
JU107	7392.90	4018.60	4083.70	50.00
JU1070	8810.00	8155.00	4657.00	22.00
JU1071	8384.00	7003.00	4474.00	29.00
JU1072	8667.00	5304.00	4234.00	184.00
JU1073	7360.00	5405.00	4305.00	14.00
JU1074	8843.50	7302.00	4395.00	54.00
JU1075	8851.00	7317.00	4403.00	43.00
JU1076	8840.00	7209.00	4364.00	54.00
JU1077	8845.00	7209.00	4362.00	50.00
JU1078	8046.00	5726.00	4375.00	142.00

JU1079	8976.00	8111.00	4567.00	58.00
JU108	7370.60	3982.90	4081.30	49.00
JU1080	8046.00	5726.00	4384.00	128.00
JU1081	8972.00	8110.00	4567.00	63.00
JU1082	9087.00	8400.00	4568.00	50.00
JU1083	9083.00	8400.00	4568.00	76.00
JU1084	9092.00	8500.00	4568.00	104.00
JU1085	8020.00	5733.00	4374.00	96.00
JU1086	8097.00	5714.00	4370.00	109.00
JU1087	9073.00	8128.50	4428.00	20.00
JU1088	9075.00	8129.00	4434.00	48.00
JU1089	7650.00	3453.00	4015.00	36.00
JU109	7472.00	4445.00	4069.60	30.00
JU1090	7650.00	3452.00	4017.00	58.00
JU1091	9103.00	8500.00	4568.00	73.00
JU1092	8015.00	7002.00	4429.00	92.00
JU1093	8015.00	6982.00	4429.00	116.00
JU1094	8624.00	6490.00	4341.00	63.00
JU1095	8637.00	6490.00	4350.00	30.00
JU1096	8585.00	6410.00	4355.00	55.00
JU1097	8589.00	6435.00	4361.00	30.00
JU1098	8615.00	6395.00	4340.00	46.00
JU1099	8508.00	7511.00	4564.00	20.00
JU11	7319.00	3921.00	4107.80	42.00
JU110	7375.00	4041.00	4095.30	55.00
JU1100	8515.00	7511.00	4564.00	53.00
JU1101	8576.00	7706.00	4584.00	62.00
JU1102	8550.00	6347.00	4344.00	48.00
JU1103	8607.00	6340.00	4329.00	40.00
JU1104	8600.00	6440.00	4356.00	51.00
JU1105	7220.00	4221.00	4000.00	56.00
JU1106	7199.00	4254.00	4005.00	56.00
JU1107	7164.00	4248.00	4006.00	34.00
JU1108	7900.00	8595.00	4673.00	47.00
JU1109	8593.00	7953.00	4684.00	44.00
JU111	7373.10	4042.10	4095.70	52.00
JU1111	8650.00	8000.00	4683.00	60.00
JU1112	8693.00	8011.00	4670.00	47.00
JU1113	8690.00	8018.00	4686.00	34.00
JU1114	8650.00	8000.00	4693.00	35.00
JU1115	8191.00	6845.00	4460.00	50.00
JU1116	8195.00	6863.00	4460.00	50.00
JU1117	8191.00	6845.00	4454.00	94.00
JU1118	8176.00	6900.00	4455.00	64.00
JU1119	7111.00	4830.00	4265.00	61.00
JU112	7601.80	3984.20	4094.90	91.00
JU1120	9203.00	8912.00	4564.00	115.00
JU1121	9135.00	8635.00	4593.00	38.00
JU1122	9135.00	8635.00	4586.00	7.00
JU1123	8742.00	7660.00	4583.00	535.00
JU1124	7180.00	4140.00	6945.00	50.00
JU1125	7373.00	4138.00	3946.00	60.00
JU1126	7317.00	4142.00	3946.00	54.00
JU1127	8545.00	6400.00	4358.00	40.00
JU1128	8555.00	6445.00	4358.00	41.00
JU1129	8555.00	6445.00	4368.00	30.00
JU113	7599.60	3984.80	4095.00	100.00

JU1131	9083.00	8125.00	4450.00	22.00
JU1132	8412.00	7050.00	4501.00	30.00
JU1133	8400.00	7100.00	4510.00	35.00
JU1134	8382.00	7050.00	4501.00	30.00
JU1135	8725.00	8050.00	4685.00	40.00
JU1136	8725.00	8050.00	4678.00	53.00
JU1137	8745.00	8100.00	4701.00	40.00
JU1138	8748.00	8104.00	4693.00	63.00
JU1139	8773.00	8163.00	4708.00	41.00
JU114	7603.80	3986.80	4095.00	101.00
JU1140	8706.00	8185.00	4728.00	40.00
JU1141	8392.00	7025.00	4492.00	25.00
JU1142	8782.00	8603.00	4805.00	20.00
JU1143	8782.00	8603.00	4812.50	18.00
JU1144	7585.00	6996.00	4409.00	16.00
JU1145	7587.00	6994.00	4409.00	50.00
JU1146	7470.00	7232.00	4545.00	45.00
JU1147	8032.00	6136.00	4173.00	304.00
JU1148	7450.00	7297.00	4561.00	30.00
JU1149	7458.00	4270.00	4088.00	142.00
JU115	7615.20	4066.30	4097.40	96.00
JU1150	8033.00	6137.00	4172.00	347.00
JU1151	7478.00	4200.00	4086.00	146.00
JU1152	8721.00	7501.00	4542.00	125.00
JU1153	8719.00	7501.00	4542.00	99.00
JU1154	7875.73	4066.08	4088.68	650.00
JU1155	8417.00	7140.00	4518.00	55.00
JU1156	8395.00	7140.00	4524.00	27.00
JU1157	8374.00	7140.00	4525.00	24.00
JU1158	8168.00	7052.00	4453.00	45.00
JU1159	8890.00	7863.00	4511.00	43.00
JU116	7617.60	4066.40	4097.40	113.00
JU1160	8886.00	7863.00	4503.00	25.00
JU1161	8167.00	7050.00	4456.00	98.00
JU1162	8453.00	5800.00	4330.00	25.00
JU1163	8440.00	5750.00	4334.00	25.00
JU1164	8056.00	6700.00	4461.00	100.00
JU1165	8055.00	6700.00	4461.00	101.00
JU1166	8065.00	6700.00	4460.00	98.00
JU1167	8054.00	6700.00	4461.00	106.00
JU1168	8055.00	6700.00	4464.00	25.00
JU1169	8055.00	6700.00	4463.00	101.00
JU117	7490.30	4420.20	4059.60	30.00
JU1170	8604.00	7565.00	4543.00	94.00
JU1171	8565.00	7500.00	4545.00	92.00
JU1172	8305.00	5800.00	4329.00	9.60
JU1173	8300.00	5700.00	4353.00	21.00
JU1174	8059.00	6700.00	4471.00	60.00
JU1175	8027.00	6984.00	4439.00	60.00
JU1176	8151.00	6695.00	4450.00	50.00
JU1178	8260.00	6690.00	4433.00	25.00
JU1179	8215.00	6710.00	4432.00	30.00
JU118	7510.50	4406.80	4058.50	30.00
JU1180	8117.00	6700.00	4455.00	36.00
JU1181	8737.00	7600.00	4540.00	93.00
JU1183	8650.00	6850.00	4396.00	57.00
JU1184	8733.00	7600.00	4540.00	95.00

JU1185	8640.00	6836.00	4386.00	50.00
JU1186	8645.00	6698.00	4376.00	53.00
JU1187	8643.00	6693.00	4382.00	47.00
JU1188	8650.00	6750.00	4381.00	51.00
JU1189	8588.00	6713.00	4393.00	52.00
JU119	7610.70	4066.70	4098.50	96.50
JU1190	8604.00	6718.00	4390.00	17.00
JU1191	8680.00	7015.00	4392.00	52.00
JU1192	8645.00	7015.00	4406.00	66.00
JU1193	8646.00	7016.00	4398.00	43.00
JU1194	8728.00	7015.00	4370.00	44.00
JU1195	8720.00	7016.00	4382.00	43.00
JU1196	8768.00	7396.00	4411.00	7.00
JU1198	8781.00	7397.00	4408.00	13.00
JU12	7470.00	3775.00	4129.00	31.00
JU120	7436.00	3851.00	4055.70	62.00
JU1201	8720.00	7395.00	4448.00	90.00
JU1202	7473.00	4180.00	4086.00	33.00
JU1204	7150.00	5130.00	4229.00	21.00
JU1205	8647.00	7603.00	4541.00	84.00
JU1206	7173.00	5067.00	4224.00	20.00
JU1207	7223.00	5137.00	4228.00	21.00
JU1209	8643.00	7603.00	4542.00	45.00
JU121	7450.50	3864.40	4066.70	73.00
JU1210	8675.00	7450.00	4537.00	123.00
JU1211	8951.00	8500.00	4673.00	100.00
JU1212	8951.00	8500.00	4668.00	86.00
JU1213	8930.00	8500.00	4680.00	100.00
JU1214	8947.00	8500.00	4680.00	75.00
JU1215	7408.00	4153.00	4017.00	93.00
JU1216	7340.00	4268.00	4005.00	21.00
JU1217	7305.00	4259.00	4009.00	33.00
JU1218	8971.00	8600.00	4681.00	86.00
JU1219	8968.00	8600.00	4680.00	93.00
JU122	7426.00	3846.00	4048.40	47.00
JU1220	8982.00	8600.00	4674.00	102.00
JU1221	8953.00	8700.00	4684.00	163.00
JU1222	8961.00	8700.00	4682.00	98.00
JU1223	9006.00	8434.00	4669.00	110.00
JU1224	9006.00	8435.00	4678.00	50.00
JU1225	9030.00	8546.00	4660.00	22.00
JU1226	9057.00	8545.00	4652.00	26.00
JU1227	9044.00	8525.00	4655.00	27.00
JU1228	9058.00	8550.00	4630.00	32.00
JU1229	9081.00	8583.00	4637.00	32.00
JU123	7447.00	3837.00	4063.30	61.00
JU1230	7556.00	7275.00	4465.00	110.00
JU1231	8679.00	7051.00	4398.00	45.00
JU1232	8679.00	7051.00	4405.00	85.00
JU1233	8694.00	7094.00	4396.00	20.00
JU1234	8715.00	7152.00	4403.00	95.00
JU1235	8715.00	7152.00	4396.00	40.00
JU1236	8670.00	7239.00	4427.00	25.00
JU1237	8670.00	7239.00	4435.00	80.00
JU1238	8698.00	7222.00	4420.00	48.00
JU1239	8698.00	7222.00	4412.00	34.00
JU124	7692.00	3955.00	4095.00	88.00

JU1240	8773.00	7307.00	4412.00	53.00
JU1241	7349.00	4180.00	3984.00	47.00
JU1242	7413.00	4108.00	3984.00	62.00
JU1243	7208.00	4233.00	3980.00	15.00
JU1244	7463.00	4163.00	4086.00	49.60
JU1245	8972.00	8298.00	4582.00	98.00
JU1246	8977.00	8100.00	4557.00	46.00
JU1247	8822.00	7598.00	4404.00	129.00
JU1248	8935.00	8450.00	4668.00	67.00
JU1249	9207.00	9000.00	4601.00	52.00
JU125	7618.00	4065.00	4095.00	154.00
JU1250	8826.00	7500.00	4402.00	118.00
JU1251	9204.00	9000.00	4594.00	15.00
JU1252	8640.00	7703.00	4591.00	94.00
JU1253	7309.00	6239.00	4327.00	31.00
JU1254	7327.00	6269.00	4328.00	6.00
JU1255	7321.00	6164.00	4227.00	21.00
JU1256	8830.00	7500.00	4402.00	92.00
JU1257	8054.00	6700.00	4461.00	102.00
JU1258	8537.00	6197.00	4325.00	47.00
JU1259	8537.00	6197.00	4333.00	51.00
JU126	7526.00	4526.00	4028.00	98.50
JU1260	9228.00	8803.00	4571.00	103.00
JU1261	8544.00	6138.00	4321.00	33.00
JU1262	8547.00	6246.00	4332.00	47.00
JU1263	8518.00	6452.00	4368.00	51.00
JU1264	9018.00	8200.00	4569.00	81.00
JU1265	8586.00	6298.00	4322.00	51.00
JU1266	8695.00	6556.00	4315.00	51.00
JU1267	8643.00	6553.00	4327.00	46.00
JU1269	8646.00	6553.00	4665.00	56.00
JU126A	7526.00	4525.00	4028.00	234.00
JU127	7561.50	4537.00	4027.00	101.00
JU1270	8572.00	6545.00	4362.00	67.00
JU1271	8102.00	6098.00	4436.00	78.60
JU1272	8104.00	6098.00	4436.00	79.00
JU1273	8100.00	6098.00	4438.00	90.00
JU1274	8106.00	6097.00	4436.00	75.00
JU1275	8106.00	6098.00	4436.00	66.00
JU1276	9101.00	6098.00	4437.00	101.00
JU1277	8837.00	7450.00	4394.00	76.00
JU1279	8764.00	7857.00	4609.00	70.00
JU128	7606.00	4154.00	4095.00	103.00
JU1280	8833.00	7550.00	4394.00	79.00
JU1281	8833.00	7550.00	4397.00	70.00
JU1282	8937.00	8061.00	4559.00	72.00
JU1283	8574.00	6550.00	4372.00	56.00
JU1284	8815.00	7850.00	4552.00	69.00
JU1285	8500.00	6150.00	4325.00	34.00
JU1286	8500.00	6100.00	4322.00	28.00
JU1287	8726.00	7500.00	4550.00	68.00
JU1288	8700.00	6550.00	4324.00	47.00
JU1289	8690.00	6498.00	4324.00	52.00
JU129	7544.50	4207.00	4095.50	88.00
JU1292	8500.00	6110.00	4333.00	40.00
JU1293	9222.00	9100.00	4596.00	20.00
JU1294	9228.00	9100.00	4604.00	24.00

JU1295	7962.00	7000.00	4442.00	50.00
JU1296	8990.00	8150.00	4569.00	90.00
JU1297	8022.00	6993.00	4446.00	50.00
JU1298	7993.00	6995.00	4443.00	50.00
JU1299	9006.00	8150.00	4559.00	70.00
JU13	7444.00	4008.50	4048.90	59.00
JU130	7512.00	4237.00	4095.50	83.00
JU1300	6868.53	5047.00	4208.75	221.00
JU1301	8676.00	8047.00	4700.00	47.00
JU1304	8707.00	8102.00	4707.00	50.00
JU1305	8650.00	8100.00	4713.00	33.00
JU1306	8650.00	8100.00	4722.00	40.00
JU1308	8695.00	8305.00	4787.00	33.00
JU1309	8695.00	8305.00	4778.00	50.00
JU131	7452.00	4269.50	4087.50	132.00
JU1310	6869.00	5047.00	4206.00	211.00
JU1311	8648.00	8307.00	4796.00	70.00
JU1312	8648.00	8307.00	4803.00	33.00
JU1313	8700.00	8251.00	4578.00	55.00
JU1314	8681.00	8201.00	4744.00	56.00
JU1315	8582.00	6137.00	4265.00	89.00
JU1316	8745.00	8313.00	4772.00	47.00
JU1317	8796.00	8350.00	4755.00	50.00
JU1318	6868.00	5047.00	4212.00	200.00
JU1319	8850.00	8500.00	4772.00	45.00
JU132	7410.00	4142.00	4088.00	117.00
JU1320	8842.00	8501.00	4767.00	57.00
JU1321	8807.00	8257.00	4716.00	50.00
JU1322	8813.00	8257.00	4723.00	50.00
JU1324	8644.00	8203.00	4757.00	35.00
JU1325	9244.00	9199.00	4618.00	17.00
JU1326	9246.00	9200.00	4615.00	52.00
JU1327	9236.00	9150.00	4609.00	121.00
JU1328	7452.00	5343.00	4333.00	40.00
JU1329	7454.00	5347.00	4328.00	40.00
JU133	7234.50	3908.90	4104.60	84.00
JU1330	7479.00	5253.00	4303.00	82.00
JU1331	7483.00	5250.00	4312.00	31.00
JU1332	8564.00	6748.00	4398.00	55.00
JU1333	8568.00	6800.00	4401.00	55.00
JU1334	8687.00	6686.00	4345.00	60.00
JU1335	8686.00	6684.00	4338.00	40.00
JU1337	8903.00	8154.00	4643.00	50.00
JU1338	8902.00	8198.00	4646.00	92.00
JU1339	7220.00	5314.00	4280.00	52.00
JU134	7455.00	3672.50	4087.70	22.00
JU1340	7232.00	5306.00	4294.00	40.00
JU1341	7256.00	5184.00	4233.00	24.00
JU1342	7221.00	5187.00	4240.00	23.00
JU1343	8501.00	8282.00	4790.00	66.00
JU1344	8498.00	8283.00	4790.00	100.00
JU1345	8494.00	8264.00	4796.00	112.00
JU1346	8494.00	8264.00	4794.00	78.00
JU1347	8781.00	7729.00	4642.00	40.00
JU1348	8783.00	7729.00	4647.00	90.00
JU1349	8783.00	7729.00	4651.00	33.00
JU135	7484.00	3661.50	4102.40	27.00

JU1350	8003.00	6361.00	4413.00	41.00
JU1351	8604.00	7051.00	4479.00	110.00
JU1352	8559.00	7057.00	4479.00	94.00
JU1353	6988.00	5051.00	4208.00	245.00
JU1354	6989.00	5081.00	4211.00	276.00
JU1355	9928.00	8199.00	4698.00	60.00
JU1356	8608.00	7147.00	4495.00	123.00
JU1357	8579.00	7172.00	4497.00	78.00
JU1358	8595.00	7094.00	4485.00	124.00
JU1359	6989.00	5051.00	4210.00	156.00
JU136	7503.50	3685.50	4110.30	37.00
JU1360	8605.00	8475.00	4817.00	140.00
JU1361	8605.00	8476.00	4816.00	115.00
JU1362	8605.00	8476.00	4818.00	158.00
JU1363	8605.00	8476.00	4819.00	148.00
JU1364	6988.00	5051.00	4210.00	148.00
JU1365	8800.00	8416.00	4762.00	59.00
JU1366	8852.00	8409.00	4750.00	50.00
JU1367	8827.00	8347.00	4740.00	53.00
JU1368	6986.00	5051.00	4210.00	150.00
JU1369	8811.00	8301.00	4730.00	50.00
JU137	7694.50	3608.00	4031.00	61.00
JU1370	8605.00	8476.00	4819.00	155.00
JU1371	9245.00	9200.00	4611.00	84.00
JU1372	9245.00	9200.00	4611.00	124.00
JU1373	8094.00	6994.00	4448.00	70.00
JU1374	8090.00	6994.00	4448.00	80.00
JU1375	8128.00	6995.00	4452.00	60.00
JU1376	9015.00	8790.00	4684.00	68.00
JU1377	8088.41	6995.99	4448.00	65.00
JU1378	9036.00	8590.00	4673.40	49.00
JU1379	8994.10	8547.10	4693.10	43.00
JU138	7674.50	3590.00	4038.00	56.50
JU1380	8992.20	8549.30	4683.80	28.00
JU1381	9031.50	8594.30	4666.30	51.00
JU1382	9069.20	8641.10	4644.50	42.00
JU1383	9084.20	8628.10	4645.40	35.00
JU1384	8948.60	8356.20	4658.00	60.00
JU1385	7237.00	5450.00	4312.00	58.00
JU1386	7250.00	5400.00	4307.00	60.00
JU1387	8712.00	6876.00	4379.00	63.00
JU1388	8641.00	6900.00	4392.00	30.00
JU1389	8601.00	690.00	4398.00	44.00
JU139	7656.00	3573.00	4039.00	50.00
JU1390	8178.00	6827.00	4454.00	52.00
JU1391	8178.00	6827.00	4454.00	75.00
JU1392	8184.00	6834.00	4453.00	35.00
JU1393	8195.00	6834.00	4451.00	34.00
JU1394	8226.00	6834.00	4454.00	30.00
JU1395	8021.00	6357.00	4412.00	34.50
JU1396	8077.00	6244.00	4409.00	33.00
JU1397	8009.00	6386.00	4420.00	100.00
JU1398	8008.00	6356.00	4430.00	50.00
JU1399	8060.00	6241.00	4422.00	31.00
JU14	7444.00	4008.50	4047.80	71.00
JU140	7450.00	4270.50	4087.50	141.00
JU1400	7971.00	6508.00	4435.00	30.00

JU1401	7941.00	6602.00	4434.00	25.00
JU1402	7917.00	6699.00	4435.00	25.00
JU1403	8923.00	8250.00	4650.00	56.00
JU1404	8840.00	8214.00	4668.00	18.00
JU1405	8908.00	8208.00	4655.00	47.00
JU1406	8938.00	8253.00	4654.00	40.00
JU1407	8780.00	7448.00	4617.00	53.00
JU1408	8796.00	7948.00	4621.00	48.00
JU1409	8849.00	8048.00	4634.00	49.50
JU141	7409.00	4142.00	4088.00	186.00
JU1410	8834.00	8059.00	4627.00	42.00
JU1412	8686.00	7746.00	4585.00	48.00
JU1413	8563.00	7514.00	4549.00	25.00
JU1414	8949.00	8556.00	4563.00	93.00
JU142	7740.00	3850.00	4096.00	35.00
JU1420	7570.00	5255.00	4303.00	20.00
JU1421	7611.00	5256.00	4304.00	15.00
JU1422	8722.00	7558.00	4538.00	78.00
JU1423	8551.00	6066.00	4259.00	13.00
JU1424	8510.00	6000.00	4324.00	35.00
JU1425	8490.00	6195.00	4335.00	36.00
JU143	7740.00	3850.00	4096.00	36.00
JU1435	8351.00	6230.00	4391.00	43.00
JU1436	8498.00	6807.00	4481.00	215.00
JU1437	8498.00	6807.00	4479.00	111.00
JU1438	8499.00	6808.00	4480.00	70.00
JU1439	7598.00	7147.00	4377.00	29.50
JU144	7740.00	3850.00	4096.00	35.00
JU1440	7594.00	7101.00	4370.00	20.00
JU1441	7597.00	7076.00	4374.00	107.00
JU1442	8438.00	8303.00	4653.00	78.00
JU1443	8939.00	8302.00	4652.00	63.00
JU1444	8832.00	8257.00	4693.00	40.00
JU1445	8834.00	8255.00	4684.00	32.00
JU1446	8815.00	8110.00	4652.00	80.00
JU1447	8811.60	7846.60	4546.40	40.00
JU1448	8796.40	7846.90	4545.70	27.00
JU1449	8855.80	7920.80	4549.50	40.00
JU145	7635.00	3522.00	4050.00	53.00
JU146	7635.00	3527.00	4050.00	28.00
JU1467	8279.00	7200.00	4554.00	73.00
JU1468	8597.00	7250.00	4511.00	90.00
JU1469	8612.00	7250.00	4512.00	100.00
JU147	7633.00	3539.00	4051.00	41.00
JU1470	8658.00	7410.00	4532.00	70.00
JU1471	8540.00	7202.00	4530.00	109.00
JU1472	8232.00	6043.00	4394.00	13.00
JU1473	8212.00	6044.00	4394.00	21.00
JU1474	8050.00	6365.00	4413.00	20.00
JU1475	8469.00	7192.00	4552.00	89.00
JU1476	8056.00	6409.00	4412.00	30.00
JU1477	8023.00	6515.00	4418.00	17.00
JU1478	8040.00	6515.00	4418.00	15.00
JU1479	8809.00	7553.00	4483.00	50.00
JU148	7474.00	4696.00	4028.50	157.00
JU1480	8488.00	7305.00	4585.00	65.00
JU1482	8592.00	7618.00	4578.00	65.00

JU1483	8550.00	7411.00	4610.00	119.00
JU1484	9047.00	8524.00	4649.00	40.00
JU1485	8593.00	7363.00	4568.00	76.00
JU1486	9063.00	8528.00	4646.00	22.00
JU1487	8551.00	7300.00	4554.00	81.00
JU1488	9089.00	8847.00	4676.00	70.00
JU1489	8519.00	7149.00	4525.00	116.00
JU149	7723.00	3677.00	4053.00	46.00
JU1490	9089.00	8847.00	4676.00	94.00
JU1491	8657.00	7553.00	4523.00	41.00
JU1492	7439.00	6869.00	4388.00	16.00
JU1493	9089.00	8800.00	4668.00	97.00
JU1494	7423.00	6750.00	4382.00	20.00
JU1495	7405.00	6724.00	4378.00	14.00
JU1496	7403.00	6750.00	4381.00	13.00
JU1497	7431.00	6750.00	4382.00	30.00
JU1498	9083.00	8800.00	4668.00	60.00
JU1499	7354.00	6609.00	4368.00	15.00
JU15	7447.00	4008.50	4050.00	65.00
JU150	7748.00	3710.00	4060.30	33.00
JU1500	9096.00	8947.00	4694.00	105.00
JU1501	8604.00	5937.00	4231.00	46.00
JU1502	8597.00	5883.00	4223.00	60.00
JU1503	8668.00	7697.00	4581.00	70.00
JU1504	8606.00	7726.00	4614.00	40.00
JU1505	8534.00	7707.00	4618.00	40.00
JU1506	8659.00	7797.00	4610.00	36.00
JU1507	9091.00	8947.00	4697.00	98.00
JU1508	8568.00	7796.00	4633.00	40.00
JU1509	8681.00	7850.00	4617.00	20.00
JU1510	8642.00	7915.00	4627.00	19.00
JU1511	7464.30	6682.80	4385.30	315.00
JU1512	8248.00	7350.00	4554.00	66.00
JU1513	8248.00	7350.00	4548.00	30.00
JU1515	8797.00	7465.00	4434.00	27.00
JU1516	8793.00	7444.00	4428.00	25.00
JU1517	8659.00	7372.00	4450.00	47.00
JU1518	8585.00	7550.00	4557.00	50.00
JU1519	8560.00	7497.00	4556.00	39.00
JU152	7420.00	4154.00	4088.00	191.00
JU1521	9040.00	8244.00	4567.00	24.00
JU1522	8896.00	7489.00	4429.00	35.00
JU1523	8875.00	7449.00	4412.00	30.00
JU1524	9021.00	8243.00	4552.00	40.00
JU1525	8994.00	8175.00	4552.00	34.00
JU1528	8785.00	8050.00	4659.00	57.00
JU1529	8616.00	7450.00	4495.00	35.00
JU153	7737.00	3692.00	4056.00	31.00
JU1530	6995.00	5067.00	4325.00	38.00
JU1531	6995.00	5071.00	4322.00	25.00
JU1532	6995.00	5028.00	4309.00	28.00
JU1533	6980.00	5206.00	4335.00	41.00
JU1534	7004.00	5207.00	4353.00	50.00
JU1535	6984.00	5115.00	4336.00	61.00
JU1536	6980.00	5207.00	4351.00	50.00
JU1537	8186.00	5543.00	4288.00	30.00
JU1538	7793.00	6502.00	4420.00	120.00

JU1539	7792.00	6502.00	4420.00	107.00
JU154	7712.00	4127.00	4096.00	122.00
JU1540	7859.00	6501.00	4419.00	66.00
JU1541	8277.00	5558.00	4360.00	24.00
JU1542	8282.00	5503.00	4360.00	32.00
JU1543	8650.00	7606.00	4556.00	29.00
JU1544	8624.00	7604.00	4558.00	30.00
JU1545	8899.00	8111.00	4639.00	40.00
JU1546	8899.00	8150.00	4637.00	56.00
JU1547	8460.00	7400.00	4563.00	53.00
JU1548	8427.00	7349.00	4561.00	72.00
JU1549	8407.00	7363.00	4571.00	52.00
JU155	7754.00	4111.00	4095.00	29.00
JU1550	8434.00	7485.00	4581.00	60.00
JU1551	8416.00	7399.00	4576.00	80.00
JU1552	8446.00	7340.00	4555.00	51.00
JU1553	8663.00	6602.00	4317.00	42.00
JU1554	8637.00	6650.00	4339.00	28.00
JU1555	8694.00	6656.00	4314.00	21.00
JU1556	8630.00	6400.00	4323.00	45.00
JU1557	9139.00	8839.00	4632.00	36.00
JU1558	9135.00	8839.00	4622.00	23.00
JU1559	9171.00	8876.00	4590.00	21.00
JU156	7450.00	4270.00	4097.00	99.00
JU1560	9176.00	8874.00	4596.00	36.00
JU1561	8780.00	8051.00	4665.00	35.00
JU1562	8762.00	8010.00	4658.00	75.00
JU1563	8820.00	7949.00	4619.00	66.00
JU1564	8830.00	7955.00	4619.00	65.00
JU1565	8604.00	7299.00	4515.00	83.00
JU1566	8335.00	6812.00	4458.00	30.00
JU1567	8315.00	6800.00	4470.00	30.00
JU1568	8234.00	5803.00	4393.00	25.00
JU1569	7320.00	6470.00	4380.00	13.00
JU157	7615.00	4143.00	4087.00	45.50
JU1570	7335.00	6550.00	4386.00	30.00
JU1571	8650.00	6450.00	4303.00	15.00
JU1572	8682.00	6618.00	4304.00	18.00
JU1573	8685.00	6588.00	4304.00	16.00
JU1574	8647.00	6612.00	4337.00	46.00
JU1575	7723.00	4848.00	4272.00	42.00
JU1576	8235.00	5327.00	4366.00	20.00
JU1577	8232.00	5327.00	4363.00	30.00
JU1578	8261.00	5326.00	4368.00	65.00
JU1579	8263.00	5005.00	4323.00	20.00
JU158	7532.00	4220.00	4087.00	91.00
JU1580	8029.00	4749.00	4313.00	50.00
JU1581	8492.00	6662.00	4415.00	18.00
JU1582	8480.00	6662.00	4414.00	17.00
JU1583	8457.00	6655.00	4409.00	10.00
JU1584	8485.00	6630.00	4410.00	10.00
JU1585	8480.00	6662.00	4422.00	12.00
JU1586	8292.00	4955.00	4315.00	36.00
JU1587	7954.00	5004.00	4322.00	12.00
JU1588	8579.00	6068.00	4265.00	70.00
JU1589	8396.00	5218.00	4351.00	35.00
JU159	7712.00	4127.00	4095.40	120.00

JU1591	8351.00	5215.00	4355.00	35.00
JU1592	8212.00	5227.00	4353.00	35.00
JU1593	8753.00	7053.00	4336.00	52.00
JU1594	8752.00	7053.00	4337.00	57.00
JU1595	8765.00	7001.00	4332.00	28.00
JU1596	8768.00	6951.00	4330.00	40.00
JU1597	8782.00	6944.00	4338.00	40.00
JU1598	8689.00	6794.00	4324.00	29.00
JU1599	8727.00	6753.00	4326.00	30.00
JU16	7441.00	4008.50	4040.90	45.00
JU1600	8726.00	6703.00	4331.00	35.00
JU1601	8723.00	6700.00	4311.00	35.00
JU1602	8666.00	6343.00	4291.00	35.00
JU1603	8650.00	6282.00	4287.00	25.00
JU1604	8612.00	5744.00	4211.00	32.00
JU1605	8624.00	5651.00	4200.00	23.00
JU1606	8629.00	5991.00	4217.00	37.00
JU1607	8607.00	5994.00	4214.00	16.00
JU1608	8598.00	5938.00	4225.00	36.00
JU1609	8642.00	6200.00	4230.00	20.00
JU161	7490.10	3745.20	4101.90	47.00
JU1610	8611.00	5745.00	4198.00	15.00
JU1611	8633.00	6050.00	4186.00	45.00
JU1613	8832.00	8050.00	4626.00	30.00
JU1614	8817.00	8000.00	4618.00	25.00
JU1615	8810.00	8002.00	4620.00	55.00
JU1616	8773.00	7899.00	4605.00	45.00
JU1617	8737.00	7903.00	4604.00	16.00
JU1618	8751.00	7849.00	4600.00	50.00
JU1619	8691.00	7806.00	4590.00	45.00
JU162	7497.10	3772.50	4104.20	59.00
JU1620	8748.00	7801.00	4592.00	25.00
JU1621	8732.00	7697.00	4577.00	55.00
JU1622	8869.00	8102.00	4647.00	26.00
JU1623	8818.00	8001.00	4637.00	25.00
JU1624	8794.00	7954.00	4631.00	16.00
JU1625	8770.00	7900.00	4623.00	20.00
JU1626	8739.00	7851.00	4615.00	20.00
JU1627	8703.00	7805.00	4606.00	30.00
JU1629	8441.00	5141.00	4246.00	95.00
JU163	7509.30	3717.70	4115.70	41.00
JU1630	8240.00	4751.00	4305.00	25.00
JU1631	8236.00	4750.00	4289.00	20.00
JU1632	7246.00	5932.00	4333.00	40.00
JU1633	7207.00	5804.00	4299.00	30.00
JU1634	7246.00	5797.00	4307.00	24.00
JU1635	7268.00	5864.00	4339.00	95.00
JU1636	7293.00	5862.00	4333.00	40.00
JU1637	7289.00	5772.00	4324.00	40.00
JU1638	7255.00	6141.00	4347.00	20.00
JU1639	7261.00	5807.00	4334.00	95.00
JU164	7539.30	3736.40	4123.70	23.00
JU1640	7357.00	5301.00	4311.00	30.00
JU1641	7315.00	5350.00	4293.00	23.00
JU1642	7374.00	5604.00	4331.00	12.00
JU1643	7348.00	5612.00	4333.00	20.00
JU1644	8383.00	5221.00	4357.00	27.00

JU1645	8333.00	5203.00	4352.00	27.00
JU1646	8394.00	5163.00	4345.00	15.00
JU1647	8209.00	7199.00	4496.00	120.00
JU1648	8208.00	7199.00	4495.00	142.00
JU1649	8548.00	7550.00	4602.00	51.00
JU165	7542.70	3787.30	4138.90	35.00
JU1650	8524.00	7394.00	4557.00	30.00
JU1651	8489.00	7337.00	4548.00	23.00
JU1652	8521.00	7355.00	4548.00	20.00
JU1653	8462.00	7300.00	4545.00	22.00
JU1654	8419.00	7301.00	4561.00	16.00
JU1655	8427.00	7247.00	4541.00	21.00
JU1656	8969.00	8377.00	4658.00	25.00
JU1657	8968.00	8364.00	4658.00	40.00
JU1658	8796.00	7500.00	4455.00	20.00
JU1659	8796.00	7500.00	4462.00	10.00
JU166	7539.80	3809.50	4137.20	30.00
JU1660	8620.00	7550.00	4540.00	60.00
JU1661	8600.00	6100.00	4256.00	45.00
JU1662	8110.00	6250.00	4424.00	25.00
JU1663	8170.00	6302.00	4422.00	37.00
JU1664	8148.00	6250.00	4421.00	20.00
JU1665	8177.00	6244.00	4414.00	39.00
JU1666	8048.00	6873.00	4468.00	76.00
JU1667	8548.00	6940.00	4380.00	15.00
JU1668	8568.00	6900.00	4379.00	20.00
JU1669	8542.00	6903.00	4380.00	16.00
JU167	7520.90	3799.60	4121.70	37.00
JU1670	8558.00	6853.00	4373.00	11.00
JU1671	8537.00	6852.00	4373.00	15.00
JU1672	8550.00	6798.00	4363.00	15.00
JU1673	9136.00	8895.00	4646.00	25.00
JU1674	9154.00	8895.00	4648.00	20.00
JU1675	9136.00	8853.00	4642.00	16.00
JU1676	9128.00	8853.00	4639.00	25.00
JU1677	7450.00	6713.00	4381.00	35.00
JU1678	7438.00	6732.00	4378.00	35.00
JU1679	8868.00	8050.00	4626.00	35.00
JU168	7506.61	3823.30	4128.15	30.00
JU1681	8949.00	8150.00	4643.00	10.00
JU1682	8721.00	7805.00	4592.00	28.00
JU1683	7475.00	6809.00	4395.00	37.00
JU1684	7471.00	6820.00	4394.00	20.00
JU1685	8797.00	7849.00	4545.00	40.00
JU1686	8695.00	7695.00	4577.00	30.00
JU1687	8673.00	7562.00	4559.00	16.00
JU1688	7476.00	6808.00	4396.00	21.00
JU1689	7473.00	6805.00	4396.00	26.00
JU169	7773.00	4104.00	4095.50	71.00
JU1690	7472.00	6808.00	4396.00	33.00
JU1691	7471.00	6840.00	4393.00	26.00
JU1692	8767.00	7792.00	4559.00	25.00
JU1693	8750.00	7249.00	4408.00	30.00
JU1694	8777.00	7050.00	4349.00	35.00
JU1695	8784.00	6999.00	4345.00	25.00
JU1696	8744.00	6857.00	4340.00	35.00
JU1697	8723.00	6599.00	4298.00	53.00

JU1698	8538.00	5901.00	4256.00	43.00
JU1699	8165.00	6807.00	4435.00	25.00
JU17	7451.00	4011.00	4048.50	60.00
JU1700	8453.00	6450.00	4379.00	27.00
JU1701	8453.00	6450.00	4386.00	31.00
JU1702	8435.00	6400.00	4378.00	25.00
JU1703	8435.00	6400.00	4385.00	30.00
JU1704	8425.00	6512.00	4386.00	24.00
JU1705	7327.00	6398.00	4358.00	15.00
JU1706	7318.00	6348.00	4356.00	25.00
JU1707	7290.00	6300.00	4354.00	25.00
JU1708	7255.00	6258.00	4353.00	20.00
JU1709	7293.00	6010.00	4334.00	30.00
JU171	7822.00	4082.00	4095.10	115.00
JU1710	7316.00	5194.00	4302.00	25.00
JU1711	9317.00	5197.00	4288.00	16.00
JU1712	7284.00	5700.00	4314.00	10.00
JU1713	7290.00	5700.00	4314.00	30.00
JU1714	7551.00	5427.00	4351.00	26.00
JU1715	7551.00	5427.00	4359.00	25.00
JU1716	7450.00	5235.00	4298.00	25.00
JU1717	7430.00	5300.00	4331.00	36.00
JU1718	7346.00	5239.00	4306.00	25.00
JU1719	7321.00	5299.00	4314.00	30.00
JU172	7863.00	4066.00	4096.10	114.00
JU1720	7296.00	5232.00	4307.00	25.00
JU1721	6948.00	5195.00	4379.00	20.00
JU1722	6944.00	5172.00	4370.00	55.00
JU1723	6967.00	5150.00	4367.00	28.00
JU1724	6964.00	5149.00	4374.00	20.00
JU1725	6951.00	5147.00	4372.00	25.00
JU1726	6978.00	5049.00	4329.00	30.00
JU1727	6959.00	5051.00	4332.00	25.00
JU1728	7420.00	5600.00	4348.00	45.00
JU1729	7420.00	5600.00	4340.00	25.00
JU173	7536.00	4715.00	4028.00	110.00
JU1730	7428.00	5298.00	4319.00	25.00
JU1731	7352.00	5244.00	4293.00	20.00
JU1732	7399.00	5235.00	4298.00	32.00
JU1733	7247.00	6077.00	4330.00	25.00
JU1734	8300.00	6918.00	4469.00	25.00
JU1735	8383.00	6990.00	4458.00	36.00
JU1736	8424.00	6995.00	4460.00	20.00
JU1737	8519.00	6964.00	4490.00	82.00
JU1738	8603.00	7641.00	4571.00	45.00
JU1739	8592.00	7646.00	4573.00	33.00
JU174	7602.00	4730.00	4028.00	120.00
JU1740	9035.00	8600.00	4694.00	25.00
JU1741	8989.00	8489.00	4696.00	25.00
JU1742	8998.00	8491.00	4702.00	17.00
JU1743	8585.00	7603.00	4569.00	45.00
JU1744	8585.00	7603.00	4569.00	25.00
JU1745	8598.30	6958.30	4396.50	35.00
JU1746	8633.70	6902.30	4392.00	44.00
JU1747	8600.00	6852.90	4392.40	42.00
JU1748	8527.30	6752.80	4407.90	36.00
JU1749	8505.60	6749.33	4411.28	25.00

JU175	7637.00	4744.00	4028.00	185.00
JU1750	8340.00	6520.00	4418.00	41.00
JU1751	8638.00	7450.00	4492.00	35.00
JU1752	8627.00	7399.00	4480.00	40.00
JU1753	8646.00	7400.00	4468.00	35.00
JU1754	8655.00	7500.00	4508.00	30.00
JU1755	7918.00	6500.00	4419.00	34.00
JU1756	7943.00	6500.00	4419.00	29.00
JU1757	7980.00	6450.00	4415.00	10.00
JU1758	8000.00	6450.00	4416.00	10.00
JU1759	8738.00	6799.00	4360.00	15.00
JU176	7302.10	4020.10	4082.10	29.00
JU1760	8760.00	6851.00	4360.00	18.00
JU1761	8748.00	6824.00	4360.00	10.00
JU1762	8718.00	6760.00	4355.00	10.00
JU1763	8709.00	6773.00	4355.00	10.00
JU1764	8709.00	6788.00	4358.00	10.00
JU1765	8774.00	6880.00	4359.00	18.00
JU1766	8768.00	6870.00	4368.00	16.00
JU1767	9146.00	8800.00	4642.00	54.00
JU1768	9145.00	8750.00	4643.00	16.00
JU1769	7225.00	5410.00	4289.00	30.00
JU177	7307.10	3981.20	4070.00	29.00
JU1770	7113.00	5485.00	4271.00	15.00
JU1771	7125.00	5498.00	4271.00	15.00
JU1772	7138.00	5563.00	4285.00	25.00
JU1773	8099.00	6342.00	4438.00	21.00
JU1774	8115.00	6401.00	4456.00	21.00
JU1775	8125.00	6498.00	4457.00	25.00
JU1776	8109.00	6500.00	4448.00	11.00
JU1777	8094.00	6500.00	4458.00	17.00
JU1778	8143.00	6454.00	4444.00	95.00
JU1779	8077.00	6553.00	4455.00	10.00
JU178	7307.00	3981.00	4077.90	20.00
JU1780	8076.00	6551.00	4460.00	10.00
JU1781	8025.00	6297.00	4411.00	26.00
JU1782	8052.00	6300.00	4409.00	20.00
JU1783	8440.00	5151.00	4283.00	20.00
JU1784	8443.00	5148.00	4288.00	27.00
JU1785	7936.00	5221.00	4375.00	60.00
JU1786	8431.00	5162.00	4310.00	26.00
JU1787	8426.00	5167.00	4313.00	20.00
JU1788	8182.00	4960.00	4328.00	79.00
JU1789	8166.00	4868.00	4339.00	56.00
JU179	7303.50	4021.50	4090.50	20.00
JU1790	7975.00	5192.00	4377.00	36.00
JU1791	8071.00	5219.00	4379.00	25.00
JU1792	8213.00	5222.00	4369.00	35.00
JU1793	8277.00	4864.00	4328.00	30.00
JU1794	7936.00	5077.00	4355.00	43.00
JU1795	7926.00	5068.00	4362.00	27.00
JU1796	7975.00	5515.00	4363.00	50.00
JU1797	8028.00	4952.00	4337.00	35.00
JU1798	8077.00	4937.00	4363.00	30.00
JU1799	8098.00	4939.00	4369.00	30.00
JU18	7442.00	4004.00	4048.80	55.00
JU180	7443.00	4506.00	4078.00	24.00

JU1800	7908.00	4990.00	4318.00	30.00
JU1801	7903.00	4935.00	4303.00	65.00
JU1802	9090.00	8750.00	4689.00	17.00
JU1803	9095.00	8846.00	4683.00	30.00
JU1804	9099.00	8947.00	4703.00	30.00
JU1805	8000.00	4748.00	4276.50	75.00
JU1806	7909.00	4880.00	4290.00	30.00
JU1807	8758.00	7748.00	4560.00	40.00
JU1808	6935.00	4992.00	4315.00	60.00
JU1809	6934.00	4992.00	4315.00	70.00
JU1810	6931.00	4992.00	4316.00	80.00
JU1811	6914.00	5167.00	4359.00	70.00
JU1812	6913.00	5167.00	4359.00	65.00
JU1817	6931.00	5239.00	4380.00	139.00
JU1818	6941.20	8238.90	4378.00	70.00
JU1819	8497.00	7228.00	4509.00	41.00
JU182	7450.00	4141.00	4064.00	64.00
JU1820	8798.00	7242.00	4358.00	25.00
JU1821	7134.00	5449.00	4269.00	35.00
JU1822	7120.00	5400.00	4267.00	35.00
JU1823	7470.00	5548.00	4351.00	45.00
JU1824	7490.00	5606.00	4350.00	37.00
JU1825	7542.00	5538.00	4350.00	38.00
JU1826	7604.00	5562.00	4346.00	48.00
JU1827	7644.00	5561.00	4341.00	40.00
JU1828	7190.00	5575.00	4290.00	22.00
JU1829	6980.00	5209.00	4348.00	15.00
JU1830	6966.00	5163.00	4367.00	60.00
JU1831	8934.00	8117.00	4634.00	32.00
JU1832	8960.00	8197.00	4642.00	57.00
JU1833	8942.00	8195.00	4649.00	55.00
JU1834	8467.00	7556.00	4599.00	65.00
JU1835	8567.00	7593.00	4607.00	23.00
JU1836	8548.00	7600.00	4621.00	52.00
JU1837	8583.00	7642.00	4628.00	43.00
JU1838	8616.00	7647.00	4622.00	36.00
JU1839	8548.00	7448.00	4544.00	32.00
JU184	7656.00	4301.00	4095.00	140.00
JU1840	8563.00	7495.00	4542.00	26.00
JU1841	8052.00	6066.00	4400.00	43.00
JU1842	8072.00	6066.00	4400.00	32.00
JU1843	8043.00	6887.00	4470.00	77.00
JU1844	8043.00	6887.00	4471.00	82.00
JU1845	8109.00	4825.00	4366.00	35.00
JU1846	8045.00	6887.00	4408.00	85.00
JU1847	8077.00	4812.00	4358.00	42.00
JU1848	8082.00	4770.00	4343.00	32.00
JU1849	8115.00	4830.00	4359.00	35.00
JU185	7655.00	4302.00	4095.00	136.00
JU1850	7714.00	4850.00	4260.00	62.00
JU1851	8615.00	6149.00	4175.00	95.00
JU1852	8635.00	6256.00	4183.00	90.00
JU1853	7180.00	6110.00	4155.00	60.00
JU1854	8635.00	6256.00	4180.00	74.00
JU1855	7154.00	6109.00	4154.00	72.00
JU1856	9285.00	9100.00	4656.00	31.00
JU1857	7130.00	6110.00	4154.00	115.00

JU1858	9288.00	9099.00	4564.00	74.00
JU1859	7105.00	6112.00	4153.00	120.00
JU186	7627.00	4328.00	4096.00	132.00
JU1860	9288.00	9099.00	4566.00	65.00
JU1861	9258.00	9000.00	4565.00	52.00
JU1862	9320.00	9194.00	4564.00	83.00
JU1863	9554.00	9001.00	4555.00	30.00
JU1864	9318.00	9196.00	4565.00	74.00
JU1865	9274.00	9051.00	4563.00	61.00
JU1866	9271.00	9051.00	4564.00	60.00
JU1867	7640.00	4958.00	4265.00	52.00
JU1868	9322.00	9194.00	4563.00	73.00
JU1869	9316.00	9194.00	4566.00	75.00
JU187	7593.00	4356.00	4095.00	120.00
JU1870	7640.00	4957.00	4251.00	60.00
JU1871	7498.00	5586.00	4357.00	30.00
JU1872	9315.00	9194.00	4555.00	30.00
JU1873	8027.00	4742.00	4322.00	31.00
JU1874	7676.00	4791.00	4279.00	100.00
JU1875	8023.00	4758.00	4327.00	30.00
JU1876	8091.00	4925.00	4376.00	30.00
JU1878	8577.00	7104.00	4406.00	19.00
JU1879	8581.00	7104.00	4414.00	37.00
JU188	7563.00	4382.00	4096.00	154.00
JU1880	8043.00	4865.00	4358.00	30.00
JU1881	8595.00	7145.00	4426.00	32.00
JU1882	8595.00	7146.00	4419.00	20.00
JU1883	8041.00	4871.00	4350.00	27.00
JU1884	8601.00	7181.00	4426.00	38.00
JU1885	8606.00	7182.00	4435.00	33.00
JU1887	8130.00	4866.00	4364.00	17.00
JU1888	8120.00	4842.00	4360.00	16.00
JU1889	8120.00	4846.00	4368.00	31.00
JU189	7698.00	4306.00	4095.50	130.00
JU1890	8131.00	4867.00	4373.00	29.00
JU1891	8373.00	6600.00	4420.00	30.00
JU1892	8367.00	6604.00	4423.00	38.00
JU1893	8417.00	6792.00	4419.00	20.00
JU1894	8411.00	6796.00	4426.00	31.00
JU1895	8074.00	4742.00	4324.00	45.00
JU1896	8128.00	4729.00	4330.00	25.00
JU1897	8146.00	4758.00	4329.00	37.00
JU1898	8159.00	4811.00	4334.00	43.00
JU1899	8381.00	5252.00	4366.00	26.00
JU19	7706.40	3705.20	4064.40	61.00
JU190	7701.00	4307.00	4095.50	152.00
JU1900	8348.00	5256.00	4378.00	25.00
JU1901	8354.00	5306.00	4379.00	27.00
JU1902	8381.00	5252.00	4358.00	37.00
JU1903	8345.00	5301.00	4368.00	32.00
JU1904	8345.00	5350.00	4364.00	20.00
JU1905	8353.00	5350.00	4377.00	19.00
JU1906	8363.00	5300.00	4374.00	22.00
JU1907	8448.00	6858.00	4421.00	17.00
JU1908	8449.00	6886.00	4443.00	20.00
JU1909	8431.00	6710.00	4405.00	22.00
JU191	7312.00	4089.00	4099.60	70.00

JU1911	8455.00	6615.00	4405.00	25.00
JU1912	7975.00	6596.00	4431.00	24.00
JU1913	7986.00	6605.00	4432.00	25.00
JU1916	7993.00	6698.00	4430.00	20.00
JU1917	7980.00	6646.00	4430.00	23.00
JU1918	7588.00	5426.00	4345.00	34.00
JU1919	7588.00	5467.00	4348.00	30.00
JU192	7324.00	4093.00	4099.30	68.50
JU1920	7605.00	5354.00	4326.00	30.00
JU1921	8197.00	7151.00	4489.00	79.00
JU1922	8210.00	7153.00	4491.00	70.00
JU1923	8194.00	7149.00	4487.00	81.00
JU1924	8178.00	7066.00	4473.00	75.00
JU1925	8890.00	8305.00	4672.00	55.00
JU1926	8860.00	8305.00	4684.00	74.00
JU1927	8863.00	8351.00	4689.00	46.00
JU1928	8884.00	8335.00	4679.00	49.00
JU1929	8872.00	8303.00	4671.00	16.00
JU193	7324.00	4090.00	4110.20	21.00
JU1930	8965.00	8350.00	4639.00	39.00
JU1931	8930.00	8149.00	4642.00	62.00
JU1932	8958.00	8250.00	4654.00	67.00
JU1933	8982.00	8250.00	4639.00	40.00
JU1934	8977.00	8251.00	4652.00	13.00
JU1935	9012.00	8350.00	4656.00	65.00
JU1937	8908.00	8110.00	4622.00	43.00
JU1938	8884.00	8146.00	4632.00	50.00
JU1939	8870.00	8152.00	4642.00	41.00
JU194	7312.00	4088.00	4107.90	21.00
JU1940	8883.00	8248.00	4667.00	48.00
JU1941	8917.00	8302.00	4660.00	55.00
JU1942	8912.00	8370.00	4668.00	63.00
JU1943	8912.00	8370.00	4660.00	21.00
JU1944	8263.00	6999.00	4495.00	21.00
JU1945	8232.00	6995.00	4498.00	22.00
JU1946	8228.00	6994.00	4504.00	43.00
JU1947	8215.00	7045.00	4515.00	46.00
JU1948	8217.00	7046.00	4507.00	28.00
JU1949	8240.00	7097.00	4525.00	53.00
JU195	1931.00	4216.00	4096.10	99.00
JU1950	8263.00	5935.00	4398.00	28.00
JU1951	8878.00	8248.00	4659.00	16.00
JU1952	8137.00	4696.00	4313.00	25.00
JU1953	8096.00	4713.00	4313.00	14.00
JU1954	8039.00	4791.00	4316.00	43.00
JU1955	8054.00	4789.00	4316.00	16.00
JU1956	8093.00	4801.00	4344.00	25.00
JU1957	8037.00	5038.00	4369.00	40.00
JU1958	8063.00	4990.00	4365.00	45.00
JU1959	8147.00	4545.00	4323.00	62.00
JU196	7757.00	4279.00	4096.10	158.00
JU1960	8110.80	4756.30	4335.70	15.00
JU1961	8276.00	5879.00	4399.00	22.00
JU1962	8260.00	5850.00	4395.00	16.00
JU1963	8220.00	5887.00	4410.00	21.00
JU1964	7446.00	5750.00	4371.00	36.00
JU1965	7415.00	5814.00	4369.00	21.00

JU1966	7439.00	5819.00	4369.00	21.00
JU1967	7389.00	5855.00	4377.00	19.00
JU1968	7480.00	5770.00	4368.00	37.00
JU1969	7500.00	5800.00	4373.00	31.00
JU1970	7500.00	5800.00	4373.00	31.00
JU1971	8105.00	4760.00	4338.00	42.00
JU1972	8070.00	4721.00	4313.00	19.00
JU1973	7086.00	5283.00	4278.00	27.00
JU1974	7076.00	5305.00	4277.00	25.00
JU1975	7104.00	5301.00	4276.00	28.00
JU1976	7076.00	5347.00	4277.00	31.00
JU1977	7097.00	5352.00	4267.00	29.00
JU1978	7128.00	5350.00	4266.00	8.00
JU1979	7103.00	5400.00	4271.00	28.00
JU198	7866.00	4239.00	4096.70	130.00
JU1980	8734.00	6954.00	4336.00	20.00
JU1981	7525.00	5830.00	4381.00	27.00
JU1982	7525.00	5830.00	4372.00	16.00
JU1983	8185.00	7102.00	4478.00	74.00
JU1984	8194.00	7148.00	4486.00	73.00
JU1985	8209.00	7196.00	4498.00	70.00
JU1986	8191.00	7099.00	4480.00	48.00
JU1987	7596.00	6987.50	4409.00	40.00
JU1988	7582.00	7000.00	4409.00	68.00
JU1989	7568.00	6989.00	4408.00	62.00
JU199	7907.00	4225.00	4095.70	126.00
JU1990	7568.00	6989.00	4408.00	40.00
JU1991	8743.00	6953.00	4341.00	45.00
JU1992	8734.00	6999.00	4342.00	19.00
JU1993	8724.00	7092.00	4386.00	40.00
JU1994	8727.00	7050.00	4370.00	33.00
JU1995	8745.00	6850.00	4311.00	26.00
JU1996	8734.00	6849.00	4305.00	11.00
JU1997	9216.00	8803.00	4554.00	40.00
JU1998	9230.00	8803.00	4560.00	46.00
JU1999	9217.00	8805.00	4562.00	56.00
JU2	7418.00	3860.00	4099.70	114.00
JU20	7705.00	3705.20	4063.60	52.00
JU2000	9160.00	8700.00	4553.00	33.00
JU2001	7553.50	6986.00	4409.00	94.00
JU2002	7552.50	6990.00	4406.00	40.00
JU2003	7538.00	6985.00	4406.00	90.00
JU2004	7538.00	6981.00	4404.00	36.00
JU2005	7522.00	6988.00	4407.00	90.00
JU2006	7523.00	6990.00	4403.00	30.00
JU2007	7509.00	6987.00	4402.00	56.00
JU2008	7569.00	7002.00	4408.00	60.00
JU2009	7925.00	5114.00	4364.00	27.00
JU201	7782.00	3625.00	4111.00	48.50
JU2010	7903.00	5114.00	4364.00	32.00
JU2011	9179.00	8699.00	4559.00	69.00
JU2012	9123.00	8596.00	4558.00	55.00
JU2013	9138.00	8596.00	4606.00	42.00
JU2014	9113.00	8614.00	4610.00	54.00
JU2015	9094.00	8600.00	4622.00	43.00
JU2016	9126.00	9005.00	4678.00	46.00
JU2017	9126.00	9005.00	4678.00	65.00

JU2018	9133.00	9004.00	4684.00	27.00
JU2019	9139.00	8962.00	4669.00	25.00
JU202	7558.00	4381.00	4045.00	150.00
JU2020	9129.00	8959.00	4664.00	70.00
JU2021	7920.00	5054.00	4357.00	28.00
JU2022	7965.00	5083.00	4357.00	27.00
JU2023	7952.00	5048.00	4352.00	29.00
JU2024	7917.00	5055.00	4357.00	33.00
JU2025	8008.00	5024.00	4345.00	25.00
JU2026	8024.00	4972.00	4339.00	30.00
JU2027	8034.00	4996.00	4357.00	24.00
JU2028	8022.00	4919.00	4328.00	27.00
JU2029	8578.00	5844.00	4205.00	41.00
JU203	7518.00	4336.00	4018.90	72.00
JU2030	8556.00	5954.00	4263.00	41.00
JU2031	9152.00	8902.00	4653.00	27.00
JU2032	9165.00	8761.00	4628.50	29.00
JU2033	8865.00	8501.00	4748.00	57.00
JU2034	8883.00	8547.00	4747.30	60.00
JU2035	8869.00	8557.00	4755.00	59.00
JU2036	8845.00	8554.00	4760.40	60.00
JU2037	8875.00	8400.00	4738.00	49.00
JU2038	8854.00	8350.00	4736.00	53.00
JU2039	8822.00	8508.00	4784.00	40.00
JU204	7523.00	4401.00	4057.00	65.00
JU2040	8808.00	8577.00	4797.00	40.00
JU2041	8151.00	7100.00	4510.00	31.00
JU2042	8145.00	7100.00	4507.00	31.00
JU2043	8946.00	8699.00	4679.00	95.00
JU2044	8907.00	8042.00	4630.00	31.00
JU2045	8913.00	8042.00	4636.00	16.00
JU2046	8960.00	8700.00	4683.00	73.00
JU2047	8947.00	8697.00	4681.00	218.00
JU2048	9012.00	8272.00	4569.60	54.00
JU2049	8992.00	8287.00	4574.00	56.00
JU205	7523.00	4401.00	4065.70	13.00
JU2050	8969.00	8296.00	4574.00	21.00
JU2051	8506.00	5353.00	4236.00	35.00
JU2052	8453.00	5097.00	4239.00	40.00
JU2053	8450.00	5096.00	4244.00	50.00
JU2054	8436.00	5101.00	4248.00	54.00
JU2055	8460.00	5156.00	4236.00	57.00
JU2056	8464.00	5207.00	4241.00	46.00
JU2057	8555.00	5652.00	4236.00	35.00
JU2058	8529.00	5650.00	4236.00	31.00
JU2059	8531.00	5601.00	4242.00	34.00
JU206	7437.00	4033.00	4092.60	35.00
JU2060	8514.00	5603.00	4235.00	49.00
JU2061	8506.00	5494.00	4236.00	37.00
JU2062	8487.00	5493.00	4230.00	25.00
JU2064	8216.00	7477.00	4549.00	45.00
JU2065	8192.00	7486.00	4552.00	36.00
JU2066	8170.00	7489.00	4549.00	141.00
JU2067	8171.00	7489.00	4545.00	75.00
JU2068	8170.00	7489.00	4547.00	110.00
JU2069	8175.00	7489.00	4546.00	20.00
JU207	7233.00	3923.50	4112.50	62.00

JU2070	8170.00	7490.00	4554.00	50.00
JU2071	8353.00	5245.00	4357.00	32.00
JU2072	8395.00	5200.00	4363.00	35.00
JU2073	8315.00	5241.00	4376.00	40.00
JU2074	8303.00	5282.00	4381.00	19.00
JU2075	8315.00	5330.00	4380.00	20.00
JU2076	8368.00	5300.00	4364.00	39.00
JU2077	8400.00	5165.00	4330.00	40.00
JU2078	8337.00	6543.00	4419.00	23.00
JU2079	8354.00	6450.00	4408.00	30.00
JU208	7874.00	4236.00	4096.20	162.00
JU2080	8379.00	6455.00	4403.00	17.00
JU2081	8173.00	7489.00	4556.00	52.00
JU2082	8217.00	7481.00	4548.00	60.00
JU2083	8223.00	7477.00	4544.00	97.00
JU2084	8222.00	7478.00	4542.00	65.00
JU2085	8231.00	7411.00	4536.00	26.00
JU2086	8228.00	7410.00	4539.00	34.00
JU2087	8229.00	7410.00	4536.00	35.00
JU2088	8222.00	7411.00	4543.00	49.00
JU2089	8222.00	7411.00	4546.00	52.00
JU209	7234.00	7874.00	4112.20	98.00
JU2090	8222.00	7322.00	4530.00	32.00
JU2091	9025.00	8258.00	4553.00	41.00
JU2092	8151.00	6933.00	4452.00	55.00
JU2093	8193.00	6949.00	4451.00	59.00
JU2094	8089.00	6986.00	4436.00	65.00
JU2095	8090.00	6986.00	4439.00	60.00
JU2096	7965.00	5120.00	4361.00	60.00
JU2097	7921.00	5129.00	4371.00	49.00
JU2098	7920.00	5130.00	4371.00	70.00
JU2099	8946.00	8072.00	4597.00	36.00
JU21	7701.10	3705.20	4057.10	29.00
JU210	7244.00	3198.50	4112.90	111.00
JU2100	8394.00	6458.00	4403.00	17.00
JU2101	8364.00	6395.00	4399.00	27.00
JU2102	8268.00	5169.00	4348.00	44.00
JU2103	8225.00	5147.00	4345.00	35.00
JU2104	7953.00	5101.00	4344.00	34.00
JU2105	8467.00	5306.00	4242.00	129.00
JU2106	8482.00	5283.00	4239.00	61.00
JU2107	8472.00	5306.00	4245.00	64.00
JU2108	8370.00	5077.00	4269.00	86.00
JU2109	8370.00	5077.00	4273.00	84.00
JU211	7562.00	4541.00	4027.00	56.00
JU2110	8449.00	5206.00	4245.00	53.00
JU2111	8225.00	7322.00	4531.00	35.00
JU2112	8226.00	7322.00	4531.00	30.00
JU2113	8210.00	7196.00	4499.00	32.00
JU2114	8358.00	7054.00	4492.00	20.00
JU2115	8330.00	7053.00	4490.00	24.00
JU2116	8257.00	6495.00	4428.00	19.00
JU2117	8254.00	6476.00	4426.00	20.00
JU2118	8274.00	6471.00	4422.00	18.00
JU2119	8258.00	6495.00	4436.00	18.00
JU212	7527.00	4524.00	4028.60	70.00
JU2120	8048.00	6890.00	4472.00	49.00

JU2121	8957.00	8072.00	4602.00	17.00
JU2122	8937.00	8047.00	4602.00	17.00
JU2123	8931.00	8046.00	4597.00	31.00
JU2124	8968.00	8120.00	4594.00	42.00
JU2125	8981.00	8149.00	4594.00	29.00
JU2126	8988.00	8148.00	4602.00	16.00
JU2127	9003.00	8209.00	4599.00	43.00
JU2128	7528.00	5846.00	4374.00	23.00
JU2129	7503.00	5842.00	4376.00	15.00
JU213	7229.00	3921.00	4115.40	87.00
JU2130	8316.00	6790.00	4457.00	20.00
JU2131	8046.00	6889.00	4472.00	31.00
JU2132	8043.00	6877.00	4471.00	15.00
JU2133	8045.00	6877.00	4474.00	25.00
JU2134	7980.00	6806.00	4432.00	33.00
JU2135	7971.00	6793.00	4432.00	26.00
JU2136	7974.00	6743.00	4431.00	24.00
JU2137	7992.00	6750.00	4431.00	27.00
JU2138	8088.00	6804.00	4466.00	35.00
JU214	7154.00	4348.00	4042.00	40.00
JU2140	8076.00	6808.00	4475.00	21.00
JU2141	8447.00	5206.00	4245.00	90.00
JU2142	8469.00	5306.00	4244.00	90.00
JU2143	8479.00	5348.00	4240.00	42.00
JU2144	8552.00	5505.00	4209.00	45.00
JU2145	8587.00	5597.00	4215.00	36.00
JU2146	8576.00	5597.00	4206.00	21.00
JU2147	8266.00	5440.00	4364.00	80.00
JU2148	8266.00	5439.00	4365.00	60.00
JU2149	8259.00	5391.00	4366.00	60.00
JU215	7155.00	4344.00	4094.00	65.00
JU2150	8175.00	4750.00	4320.00	24.00
JU2151	8309.00	6788.00	4459.00	38.00
JU2152	8308.00	6844.00	4470.00	28.00
JU2153	8038.00	6852.00	4444.00	31.00
JU2155	8037.00	6849.00	4454.00	35.00
JU2156	8037.00	6849.00	4448.00	30.00
JU2157	8154.00	6007.00	4407.00	28.00
JU2158	8145.00	6009.00	4406.00	28.00
JU2159	8269.00	5167.00	4348.00	50.00
JU216	7148.00	4378.00	4047.00	39.50
JU2160	8283.00	5082.00	4339.00	42.00
JU2161	8127.00	6533.00	4450.00	88.00
JU2162	8087.00	6851.00	4478.00	18.00
JU2163	8094.00	6823.00	4471.00	42.00
JU2164	8077.00	6755.00	4466.00	31.00
JU2166	8165.00	6427.00	4444.00	90.00
JU2167	8165.00	6427.00	4445.00	94.00
JU2168	9192.00	9151.00	4628.00	65.00
JU2169	9191.00	9147.00	4627.00	70.00
JU217	7149.00	4375.00	4054.00	31.00
JU2170	9192.00	9148.00	4628.00	97.00
JU2171	8183.00	4751.00	4334.00	25.00
JU2172	8184.00	4798.00	4340.00	46.00
JU2173	8183.00	4797.00	4322.00	26.00
JU2174	8097.00	4912.00	4374.00	53.00
JU2175	8096.00	4922.00	4374.00	61.00

JU2176	8098.00	4934.00	4373.00	40.00
JU2177	8098.00	4934.00	4373.00	48.00
JU2178	8115.00	4880.00	4359.00	59.00
JU2179	8109.00	4876.00	4358.00	65.00
JU2180	8112.00	4874.00	4359.00	32.00
JU2181	8284.00	5083.00	4347.00	25.00
JU2182	8246.00	5101.00	4344.00	38.00
JU2183	8258.00	5080.00	4349.00	25.00
JU2184	8275.00	5127.00	4340.00	33.00
JU2185	8238.00	5047.00	4328.00	7.00
JU2186	8196.00	5029.00	4326.00	27.00
JU2187	9006.00	8488.00	4692.00	65.00
JU2188	9043.00	8485.00	4651.00	68.00
JU2189	9033.00	8446.00	4663.00	68.00
JU219	7262.00	3918.00	4109.00	70.00
JU2190	8291.00	6600.00	4427.00	33.00
JU2191	9196.00	9149.00	4628.00	44.00
JU2192	9152.00	9178.00	4654.00	61.00
JU2193	9150.00	9179.00	4655.00	78.00
JU2194	9149.00	9178.00	4655.00	136.00
JU2195	9149.00	9179.00	4648.00	21.00
JU2196	9154.00	9183.00	4652.00	142.00
JU2197	9189.00	9150.00	4620.00	47.00
JU2198	9176.00	9166.00	4636.00	30.00
JU2199	9193.00	9155.00	4627.00	119.00
JU22	7707.20	3705.00	4064.90	50.00
JU220	7148.00	4430.00	4063.00	25.00
JU2200	9223.00	9106.00	4596.00	55.00
JU2201	8113.00	4840.00	4355.00	35.00
JU2202	8587.00	7452.00	4481.00	100.00
JU2203	8586.00	7401.00	4469.00	88.00
JU2204	8677.00	7279.00	4423.00	30.00
JU2205	8628.00	7271.00	4426.00	50.00
JU2206	8650.00	7275.00	4425.00	27.00
JU2207	8583.00	7352.00	4459.00	38.00
JU2208	8248.00	6054.00	4410.00	25.00
JU2209	8270.00	6074.00	4412.00	25.00
JU221	7150.00	4428.00	4070.00	67.00
JU2210	8261.00	6001.00	4403.00	25.00
JU2211	8400.00	8326.00	4805.00	56.00
JU2212	8402.00	8324.00	4815.00	60.00
JU2213	8401.00	8325.00	4805.00	61.00
JU2214	8337.00	8355.00	4812.00	164.00
JU2215	8335.00	8356.00	4812.00	110.00
JU2216	8338.00	8354.00	4822.00	68.00
JU2217	8334.00	8356.00	4813.00	110.00
JU2218	8333.00	8356.00	4817.00	110.00
JU2219	8339.00	8357.00	4812.00	106.00
JU222	7256.00	4800.50	4100.00	70.00
JU2220	8401.00	8326.00	4813.00	61.00
JU2221	8306.00	6649.00	4434.00	16.00
JU2222	8309.00	6719.00	4435.00	20.00
JU2223	8303.00	6418.00	4420.00	22.00
JU2224	8294.00	6465.00	4428.00	21.00
JU2225	8279.00	6475.00	4433.00	20.00
JU2226	8260.00	6469.00	4433.00	20.00
JU2227	8332.00	6605.00	4418.00	30.00

JU2229	8343.00	6605.00	4428.00	29.00
JU223	7130.00	4528.00	4094.00	66.00
JU2230	8340.00	6640.00	4419.00	27.00
JU2231	8336.00	6674.00	4420.00	15.00
JU2232	7567.00	5305.00	4304.00	15.00
JU2233	7612.00	5290.00	4305.00	15.00
JU2234	7633.00	5359.00	4301.00	15.00
JU2235	7633.00	5359.00	4314.00	15.00
JU2236	7528.00	5312.00	4320.00	12.00
JU2237	7645.00	5300.00	4298.00	20.00
JU2238	7675.00	5435.00	4306.00	15.00
JU2239	7675.00	5435.00	4314.00	15.00
JU224	7131.00	4610.00	4099.60	60.00
JU2240	9116.00	9045.00	4682.00	48.00
JU2241	8309.00	6008.00	4406.00	33.00
JU2242	7956.00	4971.00	4327.00	60.00
JU2244	7962.00	4945.00	4311.00	46.00
JU2245	9137.00	9105.00	4677.00	50.00
JU2246	9134.00	9105.00	4677.00	42.00
JU2247	9134.00	9105.00	4684.00	46.00
JU2248	9140.00	9105.00	4684.00	35.00
JU2249	9119.00	9049.00	4691.00	40.00
JU225	7131.00	4610.00	4091.50	41.00
JU2250	9135.00	9047.00	4682.00	30.00
JU2251	9109.00	8542.00	4560.00	53.00
JU2252	9108.00	8542.00	4557.00	83.00
JU2253	9103.00	8489.00	4559.00	48.00
JU2254	9145.00	8633.00	4560.00	54.00
JU2255	9096.00	8447.00	4564.00	46.00
JU2256	8096.00	8447.00	4560.00	40.00
JU2257	8677.00	6407.00	4281.00	27.00
JU2258	8660.00	6359.00	4280.00	20.00
JU2259	8638.00	6258.00	4281.00	40.00
JU226	7226.00	4804.00	4101.00	79.50
JU2260	8569.00	6141.00	4264.00	44.00
JU2261	9079.00	8819.00	4666.00	47.00
JU2262	9088.00	8733.00	4647.00	47.00
JU2263	9088.00	8733.00	4647.00	50.00
JU2264	9057.00	8774.00	4685.00	56.00
JU2265	9010.00	8800.00	4683.00	30.00
JU2266	9010.00	8800.00	4080.00	8.00
JU2267	8235.00	4875.00	4328.00	22.00
JU2268	8210.00	4875.00	4328.00	15.00
JU2269	8217.00	5195.00	4359.00	30.00
JU2270	8231.00	5234.00	4351.00	34.00
JU2271	6926.00	4949.00	4310.00	50.00
JU2272	6926.00	4949.00	4310.00	37.00
JU2273	8253.00	5142.00	4344.00	26.00
JU2274	8225.00	5194.00	4350.00	25.00
JU2275	8238.00	5091.00	4344.00	40.00
JU2276	8570.00	6050.00	4260.00	24.00
JU2277	8557.00	6048.00	4262.00	6.00
JU2278	8330.00	5100.00	4317.00	37.00
JU2279	8346.00	5080.00	4319.00	35.00
JU228	7694.00	3953.00	4095.00	62.00
JU2280	7539.00	5872.00	4361.00	16.00
JU2281	8433.00	8308.00	4800.00	105.00

JU2282	8435.00	8311.00	4809.00	80.00
JU2283	8439.00	8313.00	4798.00	117.00
JU2284	8436.00	8309.00	4799.00	101.00
JU2285	8499.00	8282.00	4800.00	60.00
JU2286	8545.00	8265.00	4780.00	58.00
JU2287	8548.00	8264.00	4779.00	56.00
JU2288	8548.00	8264.00	4791.00	60.00
JU2289	8437.00	8316.00	4800.00	75.00
JU229	7708.00	4331.50	4095.00	104.00
JU2290	8435.00	8316.00	4799.00	63.00
JU2291	8556.00	5648.00	4241.00	38.00
JU2292	8435.10	5072.20	4245.80	54.00
JU2293	8606.00	6246.00	4287.00	47.00
JU2294	8263.00	6175.00	4421.00	35.00
JU2295	7717.00	5069.00	4311.00	96.00
JU2296	7752.00	5108.00	4315.00	105.00
JU2297	7752.00	5108.00	4328.00	62.00
JU2298	7752.00	5106.00	4315.00	95.00
JU2299	7757.00	5110.00	4314.00	121.00
JU23	7731.00	3704.00	4058.40	29.00
JU230	7249.00	4652.50	4099.00	42.00
JU2300	7577.00	5154.00	4315.00	118.00
JU2301	8528.00	5557.00	4244.00	27.00
JU2302	8515.00	5555.00	4237.00	26.00
JU2303	8527.00	5649.00	4241.00	38.00
JU2304	8540.00	5796.00	4248.00	40.00
JU2305	8536.00	5866.00	4252.00	30.00
JU2306	8519.00	5752.00	4249.00	29.00
JU2307	8507.00	5500.00	4231.00	33.00
JU2308	8561.00	5555.00	4209.00	37.00
JU2309	8571.00	5594.00	4205.00	35.00
JU231	7249.00	4652.50	4091.00	45.00
JU2310	8602.00	5651.00	4200.00	4.00
JU2311	8572.00	6157.00	4281.00	50.00
JU2312	7539.00	5872.00	4368.00	28.00
JU2313	8338.00	5153.00	4317.00	25.00
JU2314	8477.00	5400.00	4281.00	28.00
JU2315	8466.00	5399.00	4273.00	35.00
JU2316	8476.00	5494.00	4260.00	70.00
JU2317	8483.00	5607.00	4276.00	23.00
JU2318	8504.00	5664.00	4272.00	25.00
JU2319	8893.00	7507.00	4407.00	22.00
JU232	7321.00	4675.00	4099.00	79.00
JU2320	8883.00	7545.00	4407.00	22.00
JU2321	8526.00	5548.00	4236.00	47.00
JU2322	8602.00	6694.00	4350.00	40.00
JU2323	8610.00	6647.00	4339.00	22.00
JU2324	8627.00	6596.00	4325.00	36.00
JU2325	8588.00	6665.00	4346.00	33.00
JU2326	8593.00	6597.00	4326.00	22.00
JU2327	8680.00	6495.00	4305.00	35.00
JU2328	8608.00	6730.00	4377.00	60.00
JU2329	8556.00	6722.00	4390.00	60.00
JU233	7322.00	4675.00	4091.00	41.00
JU2330	8564.00	6641.00	4378.00	40.00
JU2331	8496.00	8288.00	4790.00	79.00
JU2332	8405.00	8330.00	4805.00	67.00

JU2333	8251.00	6153.00	4420.00	26.00
JU2334	8249.00	6202.00	4414.00	55.00
JU2335	8280.00	6143.00	4419.00	25.00
JU2336	8288.00	6218.00	4408.00	30.00
JU2337	7220.00	5973.00	4315.00	151.00
JU2338	7220.00	5973.00	4315.00	187.00
JU234	7351.00	4687.50	4098.00	95.00
JU2340	7290.00	6251.00	4336.00	180.00
JU2341	7772.00	5114.00	4328.00	56.00
JU2342	7772.00	5113.00	4313.00	129.00
JU2343	7289.00	6252.00	4337.00	176.00
JU2344	8517.00	7369.00	4558.00	50.00
JU2345	8537.00	7372.00	4553.00	30.00
JU2346	7707.00	5000.00	4301.00	106.00
JU2347	7669.00	4944.00	4255.00	60.00
JU2348	8562.00	7350.00	4524.00	38.00
JU2349	8540.00	7303.00	4513.00	35.00
JU235	7351.00	4687.50	4091.00	33.00
JU2350	8424.00	7297.00	4549.00	33.00
JU2351	8667.00	6938.00	4385.00	50.00
JU2352	8744.00	6902.00	4365.00	40.00
JU2353	8762.00	6744.00	4295.00	50.00
JU2354	8745.00	6696.00	4291.00	39.00
JU2355	8746.00	6697.00	4288.00	30.00
JU2356	8721.00	6549.00	4272.00	21.00
JU2357	8721.00	6501.00	4270.00	50.00
JU2358	8713.00	6451.00	4267.00	36.00
JU2359	8698.00	6349.00	4255.00	41.00
JU236	7704.50	4335.00	4095.00	86.00
JU2360	8720.50	6805.10	4323.00	24.00
JU2361	8902.00	7537.00	4426.00	13.00
JU2362	8870.00	7628.00	4444.00	15.00
JU2363	8895.60	7449.30	4408.60	28.00
JU2364	8290.00	6548.00	4423.00	20.00
JU2365	8323.00	6505.00	4415.00	33.00
JU2366	8320.00	6500.00	4415.00	18.00
JU2367	8177.00	7150.00	4497.00	25.00
JU237	7411.00	4711.50	4098.50	59.50
JU2370	8145.00	7100.00	4482.00	35.00
JU2371	8164.00	7100.00	4487.00	20.00
JU2372	8139.00	7100.00	4485.00	43.00
JU2373	8139.00	7100.00	4485.00	16.00
JU2374	8135.00	7050.00	4477.00	41.00
JU2377	9102.00	9012.00	4697.00	55.00
JU2378	9091.00	9053.00	4518.00	45.00
JU2379	8183.20	6956.90	4456.30	26.00
JU238	7411.00	4711.50	4091.00	30.00
JU2380	8947.60	8500.50	4681.20	61.00
JU2381	8935.00	8552.90	4680.70	59.00
JU2382	8017.00	5307.00	4419.00	40.00
JU2383	8037.90	5287.00	4414.50	28.00
JU2384	8009.00	5300.00	4401.00	48.00
JU2385	8038.00	5296.00	4408.00	45.00
JU2386	8684.00	7190.00	4424.00	42.00
JU2387	8684.00	7190.00	4424.00	58.00
JU2388	8701.00	7176.00	4420.00	50.00
JU2389	8280.00	6300.00	4404.00	59.00

JU239	7594.50	3990.50	4095.00	121.00
JU2390	8280.00	6301.00	4410.00	30.00
JU2391	8818.00	7028.00	4491.00	30.00
JU2392	8113.00	7030.00	4490.00	19.00
JU2393	8765.00	7747.00	4542.00	13.00
JU2394	8768.00	7728.00	4542.00	15.00
JU2395	8732.00	7696.00	4542.00	20.00
JU2396	9096.00	8452.00	4555.00	59.00
JU2397	9104.00	8508.00	4557.00	62.00
JU2398	9127.00	8602.00	4557.00	56.00
JU2399	9153.00	8656.00	4554.00	40.00
JU24	7731.00	3701.50	4066.70	25.00
JU240	7227.50	4513.00	4083.00	40.00
JU2400	9148.00	8699.00	4554.00	41.00
JU2401	9213.00	8746.00	4557.00	42.00
JU2402	9230.00	8803.00	4561.00	33.50
JU2403	8947.00	8896.00	4701.00	174.00
JU2404	8948.00	8896.00	4702.00	163.00
JU2405	8947.00	8896.00	4702.00	152.00
JU2406	8951.00	8897.00	4701.00	117.00
JU2407	8950.00	8897.00	4702.00	150.00
JU2408	8453.80	5201.10	4246.70	59.00
JU2409	7561.00	6108.00	4391.00	65.00
JU241	7219.00	4568.00	4088.00	35.00
JU2411	8697.30	7254.60	4441.00	53.00
JU2412	9220.00	8911.70	4571.00	55.00
JU2413	8022.10	5733.70	4383.70	126.00
JU2414	7093.10	6093.90	4452.10	38.00
JU2415	7143.00	6066.00	4420.00	34.00
JU2416	7059.90	6136.90	4443.00	14.00
JU2417	7063.00	6136.00	4458.00	15.00
JU2418	7134.00	6071.00	4438.00	30.00
JU2419	7042.00	5899.10	4391.10	18.00
JU242	7441.00	4713.00	4099.00	70.00
JU2420	7055.00	5950.00	4397.00	39.00
JU2421	8186.70	6175.00	4410.50	35.00
JU2422	8195.60	6296.30	4416.10	42.00
JU2423	8098.80	5714.50	4380.00	115.00
JU2424	8099.30	5715.70	4379.30	126.00
JU2425	8023.00	5329.50	4413.30	26.00
JU2426	8010.00	5250.00	4388.00	11.00
JU2427	8885.00	8546.00	4745.00	84.00
JU2428	8864.10	8497.70	4748.40	29.00
JU2429	7522.00	5720.00	4362.00	22.00
JU243	7441.00	4713.00	4091.50	43.00
JU2431	8788.00	8507.00	4795.00	40.00
JU2432	8828.00	8437.00	4767.00	42.00
JU2433	8866.00	8450.00	4766.00	8.00
JU2434	8909.50	8601.90	4795.60	80.00
JU2436	8853.50	8599.70	4807.80	30.00
JU2437	7290.00	6110.00	4142.00	82.00
JU2438	7165.40	6123.60	4150.30	127.00
JU2439	7486.90	6109.70	4396.40	20.00
JU244	7469.00	4712.50	4090.00	22.00
JU2440	7488.10	6108.50	4387.50	43.00
JU2441	7560.50	6107.10	4390.80	60.00
JU2442	8890.90	8487.70	4738.40	62.00

JU2443	8777.30	8446.90	4791.40	42.00
JU2444	8816.40	8405.40	4766.50	41.00
JU2446	8869.10	8390.70	4722.80	59.00
JU2447	7976.10	4710.80	4268.00	90.00
JU2448	7975.00	4711.10	4269.00	114.00
JU2449	7973.50	4712.30	4269.00	134.00
JU245	7469.00	4712.50	4098.00	81.00
JU2450	7975.80	4713.90	4279.80	25.00
JU2451	8064.90	4988.00	4364.30	140.00
JU2452	8071.00	4990.00	4365.00	56.00
JU2453	8742.30	7184.40	4395.10	69.00
JU2454	8792.60	7326.70	4417.60	41.00
JU2455	8875.80	7331.00	4397.10	41.00
JU2456	8880.60	7360.30	4402.70	43.00
JU2457	8567.00	7784.00	4670.00	30.00
JU2458	8537.00	7815.00	4671.00	29.00
JU2459	8524.00	7845.00	4678.00	56.00
JU246	7166.00	4806.50	4101.70	160.00
JU2460	8517.00	7843.00	4678.00	10.00
JU2461	7525.70	5782.90	4373.60	44.00
JU2462	7517.10	5730.60	4377.50	41.00
JU2465	7707.60	4881.80	4305.90	33.00
JU2466	7838.70	4951.00	4309.70	37.00
JU2467	7695.90	4847.20	4299.80	20.00
JU2468	7794.70	4862.60	4270.30	55.00
JU247	7138.00	4807.00	4101.70	93.00
JU2470	7711.38	4470.52	4275.47	41.00
JU2471	8719.00	6501.60	4286.70	35.00
JU2472	8671.90	6753.30	4336.70	31.00
JU2473	8642.50	6705.40	4342.50	51.00
JU2474	8636.70	6748.30	4342.40	32.00
JU2475	8642.80	6795.40	4343.10	20.00
JU2476	8536.80	5797.10	4247.40	58.00
JU2478	8535.30	5454.50	4213.50	35.00
JU2479	8550.00	5444.20	4213.70	30.00
JU248	7111.00	4807.00	4102.20	155.00
JU2480	8560.50	5553.30	4208.70	40.00
JU2481	8573.50	5549.20	4209.60	38.00
JU2482	8600.20	5649.30	4213.00	51.00
JU2483	8572.20	5591.20	4222.60	22.00
JU2484	8545.50	5703.90	4240.90	75.00
JU2485	8622.90	5907.80	4205.40	20.00
JU2486	8614.10	5863.30	4209.40	31.00
JU2487	8607.60	5799.00	4205.40	17.00
JU2488	8509.60	5802.40	4264.90	25.00
JU2489	8533.50	5918.80	4251.90	14.00
JU249	7500.00	4712.50	4099.30	62.00
JU2490	8536.20	5654.70	4257.60	21.00
JU2491	8521.00	7844.00	4688.00	17.00
JU2492	8178.20	8337.40	4367.10	47.00
JU2493	8178.30	5336.20	4367.30	48.00
JU2494	8209.20	5338.50	4364.20	71.00
JU2495	8089.60	6799.10	4467.40	42.00
JU2496	8074.40	6786.10	4467.80	15.00
JU2497	8092.00	6800.00	4467.00	79.00
JU2498	8097.00	6872.60	4479.60	48.00
JU2499	8097.60	6852.10	4480.20	54.00

JU25	7737.00	3674.50	4057.90	43.00
JU250	7531.00	4712.50	4098.30	76.00
JU2500	8417.90	5226.50	4323.30	31.00
JU2501	8715.30	5745.30	4206.10	71.00
JU2502	8713.20	5745.60	4205.60	60.00
JU2503	8710.90	5745.50	4205.60	74.00
JU2504	8212.30	5025.40	4318.90	20.00
JU2505	8205.50	4998.40	4320.30	20.00
JU2506	8207.80	4963.60	4315.60	30.00
JU2507	8248.00	5323.00	4353.00	40.00
JU2508	9070.00	8648.00	4659.00	28.00
JU2509	9063.00	8655.00	4650.00	50.00
JU251	7602.00	4716.00	4098.40	112.00
JU2510	9156.60	8653.10	4668.10	38.00
JU2511	8144.00	4591.00	4316.00	104.00
JU2512	8142.70	4591.40	4316.10	87.00
JU2513	8145.70	4591.40	4316.10	107.00
JU2514	8315.40	4795.40	4273.70	17.00
JU2515	8254.80	4700.30	4281.00	32.00
JU2516	8255.30	4700.80	4294.20	26.00
JU2517	8279.50	4709.80	4279.90	54.00
JU2518	6985.00	5267.00	4437.00	151.00
JU2519	7481.80	5649.00	4360.70	33.00
JU252	7626.00	4801.30	4101.40	163.00
JU2520	8243.00	4955.00	4319.00	30.00
JU2521	8293.50	4743.70	4294.50	21.00
JU2522	8280.00	4745.50	4279.40	25.00
JU2523	8670.00	5896.00	4209.00	100.00
JU2524	8670.00	5896.00	4209.00	122.00
JU2525	8083.90	6147.10	4401.50	20.00
JU2526	8079.80	6194.80	4405.40	27.00
JU2527	8062.20	6194.10	4406.90	30.00
JU2528	8064.60	6147.90	4400.90	20.00
JU2529	8923.00	8447.00	4666.00	22.00
JU2530	8927.00	8504.00	4666.00	20.00
JU2531	8086.00	6730.00	4432.00	25.00
JU2532	8139.50	5000.70	4374.50	58.00
JU2533	8137.90	5001.20	4374.60	63.00
JU2534	8139.80	5000.50	4374.80	68.00
JU2535	8137.60	5003.00	4375.80	78.00
JU2536	8138.20	5002.80	4373.50	81.00
JU2537	8572.00	5467.00	4214.00	100.00
JU2538	8573.00	5467.00	4214.00	134.00
JU2539	8572.00	5467.50	4212.00	80.00
JU254	7398.00	4163.00	4016.00	115.00
JU2540	8267.00	4645.00	4311.00	97.00
JU2541	7014.00	5260.00	4444.00	152.00
JU2542	7957.00	4749.90	4279.00	37.00
JU2543	7985.20	4799.10	4280.30	42.00
JU2544	7970.70	4817.30	4285.40	74.00
JU2545	8611.00	5320.00	4234.00	86.00
JU2546	8612.00	5320.00	4234.00	90.00
JU2547	8214.00	4665.00	4309.00	65.00
JU2548	8248.00	4648.00	4311.00	67.00
JU2549	8428.00	4951.50	4246.00	175.00
JU255	7405.00	4163.00	4016.00	143.00
JU2550	8268.80	4644.80	4311.50	118.00

JU2551	9004.00	8660.00	4668.00	32.00
JU2552	8198.90	5004.90	4328.60	34.00
JU2553	8184.50	5031.40	4331.30	33.00
JU2554	9001.00	8666.00	4678.00	83.00
JU2555	8703.70	6868.50	4329.30	33.00
JU2556	8695.20	6904.40	433.60	20.00
JU2557	8704.70	6953.90	4344.70	25.00
JU2558	8699.50	7041.80	4367.60	29.00
JU2559	8627.20	6827.00	4354.20	19.00
JU255A	7408.00	4163.00	4016.00	24.00
JU256	7412.00	4113.00	4016.00	140.00
JU2560	8596.80	6843.10	4355.60	22.00
JU2561	8572.10	6901.70	4369.20	35.00
JU2562	8591.40	7007.10	4382.60	33.00
JU2563	8536.30	6996.90	4384.90	27.00
JU2564	8648.20	6295.30	4281.90	50.00
JU2565	8622.30	6302.90	4280.80	26.00
JU2566	8565.90	6403.80	4308.70	15.00
JU2567	8563.20	6449.50	4312.30	26.00
JU2568	8634.90	6418.30	4313.37	39.00
JU2569	8575.90	6336.10	4299.50	26.00
JU257	7413.00	4163.00	4024.00	160.00
JU2570	8559.80	7406.20	4503.00	50.00
JU2571	7409.00	6107.00	4399.00	34.00
JU2572	7470.00	6108.00	4385.00	26.00
JU2573	7442.00	6105.00	4396.00	31.00
JU2574	7066.20	4454.30	4138.70	72.00
JU2575	7011.30	4426.80	4133.10	40.00
JU2576	7007.60	4428.60	4134.10	27.00
JU2577	7003.70	4426.40	4138.00	25.00
JU2578	7003.80	4426.40	4140.00	100.00
JU2579	7007.50	4426.80	4145.30	27.00
JU258	7407.00	4163.00	4025.00	190.00
JU2580	7009.60	4545.70	4173.90	102.00
JU2581	8269.00	4645.00	4311.00	127.00
JU2582	8267.00	4645.00	4311.00	97.00
JU2583	8840.00	7264.00	4389.00	30.00
JU2584	8857.00	7260.00	4382.00	41.00
JU2585	8867.00	7356.00	4412.00	30.00
JU2586	8875.00	7308.00	4395.00	35.00
JU2587	8875.00	7308.00	4392.00	46.00
JU2588	7317.00	5337.00	4318.00	25.00
JU2589	7389.00	5417.00	4322.00	37.00
JU2590	7238.00	5454.00	4327.00	26.00
JU2591	8559.20	7406.20	4517.56	31.00
JU2592	8542.00	7400.00	4505.00	20.00
JU2593	8522.00	5800.00	4250.00	30.00
JU2594	7273.00	5394.00	4321.00	30.00
JU2595	8722.40	7659.80	4542.20	12.00
JU2596	8925.90	8211.90	4651.60	6.00
JU2597	8951.30	8291.30	4666.80	62.00
JU2598	8684.90	7356.30	4446.90	50.00
JU2599	8914.20	8245.20	4659.60	31.00
JU2600	8677.80	7609.70	4565.60	42.00
JU2601	8533.30	6844.60	4420.00	74.00
JU2602	8544.80	6755.30	4409.70	21.00
JU2603	8260.00	4772.00	4291.00	20.00

JU2604	8283.40	4709.90	4279.90	48.00
JU2605	8298.30	4818.90	4311.20	20.00
JU2606	8652.40	7228.00	4428.80	25.00
JU2607	8427.00	5125.00	4314.00	20.00
JU2608	8400.10	5101.60	4211.20	10.00
JU2609	7737.50	5160.20	4245.80	135.00
JU2610	7735.30	5159.00	4247.10	101.00
JU2611	8696.00	7375.00	4440.00	50.00
JU2612	8654.10	5890.60	4206.70	32.00
JU2613	8667.90	5893.10	4207.10	40.00
JU2614	8481.50	5904.00	4308.30	50.00
JU2615	8459.20	5903.00	4324.90	48.00
JU2616	8434.70	5815.40	4336.40	16.00
JU2617	8476.10	5949.70	4327.70	38.00
JU2618	7734.40	5159.00	4246.20	90.00
JU2619	8515.00	7493.00	4593.00	100.00
JU262	7285.00	4870.00	4101.00	167.00
JU2620	8542.20	7495.80	4590.80	85.00
JU2621	7332.70	4547.40	4089.10	66.00
JU2622	7330.70	4546.70	4089.10	60.00
JU2623	7371.80	4529.00	4095.20	67.00
JU2624	7422.80	4476.00	4087.20	35.00
JU2625	7423.20	4475.90	4078.10	35.00
JU2626	7362.80	4446.10	4097.90	43.00
JU2627	7361.20	4446.20	4087.30	50.00
JU2628	7303.80	4406.20	4051.30	40.00
JU2629	7260.50	4545.00	4080.10	51.00
JU263	7312.00	4882.00	4102.00	135.00
JU2630	7439.20	5415.90	4343.80	26.00
JU2631	7440.00	5415.30	4335.60	42.00
JU2632	7414.80	5463.70	4318.30	53.00
JU2633	7275.20	4547.80	4083.50	50.00
JU2634	8971.90	7651.00	4419.50	25.00
JU2635	8971.50	7650.00	4410.60	27.00
JU2636	8220.60	4832.70	4326.00	12.00
JU2637	8221.20	4831.70	4317.30	16.00
JU2638	8255.50	4845.50	4310.40	24.00
JU2639	8254.90	4844.80	4318.50	17.00
JU264	7343.00	4882.00	4102.00	144.00
JU2640	7396.70	5790.40	4366.40	13.00
JU2641	7384.50	5829.00	4374.70	13.00
JU2642	7383.70	5882.60	4380.90	11.00
JU2643	7363.80	5950.10	4388.80	16.00
JU2644	7411.60	5962.90	4382.80	7.00
JU2645	7442.60	5992.10	4384.30	26.00
JU265	7280.00	4870.00	4101.00	171.00
JU2651	8470.00	7503.20	4594.10	86.00
JU2652	8459.40	7493.80	4593.10	92.00
JU2653	8515.80	7390.60	4564.40	80.00
JU2654	8493.70	7313.70	4529.90	42.00
JU2655	8450.20	7388.70	4541.80	21.00
JU2656	8488.40	7393.30	4566.20	79.00
JU2657	9131.90	9220.90	4702.10	52.00
JU2658	9138.40	9220.90	4726.60	22.00
JU266	7373.00	4882.00	4100.00	156.00
JU2660	8948.00	8686.60	4801.90	17.00
JU2665	7456.60	5923.20	4396.20	33.00

JU2666	7456.60	5923.20	4396.20	33.00
JU2667	8245.10	6355.70	4403.40	24.00
JU2668	8188.10	6372.40	4408.40	49.00
JU2669	8191.40	6373.00	4407.00	50.00
JU267	7278.00	4870.50	4100.00	199.00
JU2670	8188.80	6376.60	4406.10	40.00
JU2671	8186.50	6371.80	4407.10	50.00
JU2672	8279.60	6862.50	4489.50	22.00
JU2673	8284.80	6948.70	4469.50	25.00
JU2674	8208.90	6868.20	4473.10	24.00
JU2677	8189.70	6786.80	4469.40	52.00
JU2678	8271.80	6805.70	4468.80	45.00
JU2679	8247.00	6292.00	4430.00	42.00
JU2681	8900.90	8691.80	4805.40	81.00
JU2682	8010.00	5196.00	4372.00	34.00
JU2683	7989.00	5240.00	4389.00	19.00
JU2684	7968.00	5249.00	4384.00	20.00
JU2685	8316.60	5028.60	4310.40	23.00
JU2686	8341.70	5055.90	4314.60	66.00
JU2688	8834.80	7729.40	4558.40	73.00
JU2689	8832.10	7728.00	4560.70	64.00
JU2690	8834.20	7730.60	4558.50	63.00
JU2693	7039.00	5364.00	4282.00	54.00
JU2694	7006.00	5200.00	4348.00	18.00
JU2696	6934.00	5205.00	4369.00	61.00
JU2698	6928.00	5150.00	4357.00	71.00
JU2699	6932.00	5252.00	4382.00	60.00
JU27	7618.60	3637.80	4079.50	31.00
JU270	7354.50	4028.00	4012.00	247.00
JU2700	6887.00	5050.00	4291.00	65.00
JU2701	9096.00	8449.00	4599.00	57.00
JU2702	9060.00	8458.00	4637.00	69.00
JU2703	9226.00	8846.00	4563.00	42.00
JU2704	9220.00	8845.00	4571.00	26.00
JU2705	9201.00	8744.00	4571.00	31.00
JU2706	8564.00	7628.00	4632.00	65.00
JU2708	8589.00	7617.00	4629.00	62.00
JU2709	8532.00	7543.00	4609.00	78.00
JU2711	7795.00	4700.00	4271.00	41.00
JU2712	8416.00	5277.00	4322.00	30.00
JU2714	8622.00	6238.00	4277.00	22.00
JU2715	8572.00	6100.00	4263.00	5.00
JU2716	8774.00	7645.00	4507.00	32.00
JU2717	8760.00	7646.00	4510.00	25.00
JU2718	8029.00	5047.00	4366.00	85.00
JU2719	7975.00	5092.00	4359.00	76.00
JU2720	8114.00	5219.00	4364.00	62.00
JU2721	8813.50	8296.00	4745.00	55.00
JU2722	8122.00	5033.00	4320.00	40.00
JU2723	8139.00	5023.00	4320.00	41.00
JU2724	8117.00	6906.00	4458.00	66.00
JU2725	8120.00	6905.00	4459.00	45.00
JU2726	8120.00	6906.00	4451.00	25.00
JU2727	8102.00	6822.00	4439.00	18.00
JU2728	8809.50	8296.00	4746.00	45.00
JU2729	8866.00	7696.00	4562.00	111.00
JU273	7467.00	4155.00	4086.00	154.00

JU2730	7877.00	4761.00	4287.00	36.00
JU2731	7879.00	4802.00	4293.00	29.00
JU2732	7879.00	4804.00	4284.00	25.00
JU2733	8864.00	7695.00	4562.00	122.00
JU2734	9026.00	8215.00	4567.00	50.00
JU2735	9027.00	8214.00	4560.00	63.00
JU2736	9027.00	8214.00	4555.00	55.00
JU2737	9086.00	8321.00	4563.00	38.00
JU2739	9073.00	8328.00	4569.00	55.00
JU274	7260.00	4956.00	4103.00	199.00
JU2740	9072.00	8328.00	4554.00	43.00
JU2741	8366.00	6800.00	4445.00	29.00
JU2742	8364.00	6745.00	4436.00	45.00
JU2743	8376.00	6849.00	4453.00	30.00
JU2744	8364.00	6881.00	4448.00	23.00
JU2745	8356.00	6852.00	4457.00	29.00
JU2746	9179.00	8484.00	4554.00	58.00
JU2747	9179.00	8485.00	4554.00	55.00
JU2748	9179.00	8483.00	4554.00	63.00
JU275	7256.00	4957.00	4103.00	108.00
JU2752	8636.00	7167.00	4414.00	75.00
JU2753	8649.00	6540.00	4298.00	20.00
JU2754	8541.00	6898.00	4423.00	84.00
JU2755	8523.00	6896.00	4418.00	50.00
JU2756	8510.00	6846.00	4420.00	26.00
JU2757	8413.00	6845.00	4418.00	52.00
JU2758	8815.00	7007.00	4332.00	42.00
JU2759	8832.00	7051.00	4333.00	43.00
JU276	7252.00	4956.00	4103.00	134.00
JU2760	8839.00	7137.00	4339.00	53.00
JU2763	9238.00	8589.00	4560.00	66.00
JU2764	9232.00	8592.00	4559.00	72.00
JU2765	8098.00	6945.00	4474.00	36.00
JU2766	8100.00	6945.00	4473.00	39.00
JU2767	8094.00	6945.00	4470.00	47.00
JU2769	7212.00	5461.00	4274.50	63.00
JU277	7222.00	4962.00	4102.00	153.00
JU2770	9234.00	8593.00	4559.00	70.00
JU2771	9212.00	8601.00	4557.00	74.00
JU2772	9214.00	8600.00	4564.00	31.00
JU2773	9207.00	8478.00	4556.00	44.00
JU2774	9161.00	8492.00	4553.00	37.00
JU2775	7875.50	4980.07	4319.50	35.00
JU2776	6869.00	5155.00	4322.00	22.00
JU2777	6867.00	5154.00	4323.00	32.00
JU2778	6869.00	5154.00	4334.00	35.00
JU2779	6900.00	5153.00	4319.00	31.00
JU278	7192.00	4962.00	4102.00	131.00
JU2780	6900.00	5153.00	4328.00	35.00
JU2781	8172.70	5338.40	4377.00	103.00
JU2782	7779.10	4560.20	4263.40	33.00
JU2783	7779.00	4559.90	4251.20	44.00
JU2784	8617.00	7170.00	4408.00	21.00
JU2785	8645.00	7055.00	4407.00	80.00
JU2786	7998.00	4713.00	4283.00	31.00
JU2787	8002.00	4702.00	4283.00	27.00
JU2788	9112.00	8349.00	4504.00	65.00

JU2789	9111.50	8293.00	4489.80	75.00
JU279	7162.00	4962.00	4102.00	118.00
JU2790	9111.50	8293.00	4492.50	62.00
JU2791	9111.50	8293.00	4494.30	58.00
JU2792	9111.50	8293.20	4487.50	50.00
JU2793	7958.00	4998.00	4331.00	41.00
JU2794	8090.00	5110.00	4351.00	64.00
JU2795	8090.00	5110.00	4344.00	46.00
JU2796	8086.00	5108.00	4351.00	67.00
JU2797	8093.00	5111.00	4351.00	48.00
JU2798	8089.00	5106.00	4350.00	54.00
JU2799	8066.00	5143.00	4352.00	25.00
JU28	7618.60	3637.80	4084.20	35.00
JU280	7132.00	4962.00	4102.00	77.00
JU2800	8065.00	5143.00	4359.00	61.00
JU2801	8067.00	5144.00	4359.00	46.00
JU2802	8062.00	5142.00	4358.00	58.00
JU2804	8029.00	4717.00	4290.00	51.00
JU2806	8964.50	7399.00	4452.60	40.00
JU2807	8547.80	7600.90	4627.70	95.00
JU2808	8519.60	7552.20	4611.60	107.00
JU2809	8560.00	7690.00	4642.00	71.00
JU281	7102.00	4962.00	4102.00	20.00
JU2810	9200.00	8686.00	4555.50	76.00
JU2811	9166.40	8561.90	4553.90	61.00
JU2812	9141.80	8460.00	4555.40	80.00
JU2813	9200.00	8686.00	4555.80	66.00
JU2814	9166.30	8561.30	4554.40	62.00
JU2815	9118.50	8409.00	4555.10	80.00
JU2816	9208.00	9212.00	4663.00	52.00
JU2817	9205.00	9213.00	4662.00	51.00
JU2818	9205.00	9213.00	4665.00	66.00
JU2819	9211.00	9212.00	4673.00	38.00
JU2820	9168.00	9096.00	4654.00	51.00
JU2821	8545.00	6950.00	4476.00	71.00
JU2822	9172.00	9097.00	4655.00	50.00
JU2823	9176.00	9097.00	4664.00	26.00
JU2824	9165.00	9051.00	4653.00	67.00
JU2825	9158.00	9051.00	4653.00	58.00
JU2826	8180.00	6149.00	4415.00	30.00
JU2827	8171.00	6099.00	4412.00	32.00
JU2828	8202.00	6117.00	4408.00	37.00
JU2829	8201.00	6090.00	4412.00	35.00
JU2830	8046.00	5169.00	4363.00	52.00
JU2831	6803.00	5146.50	4341.00	52.00
JU2832	6834.00	5146.00	4332.00	45.00
JU2833	6834.00	5146.00	4323.00	10.00
JU2834	8824.00	7316.00	4374.00	23.00
JU2835	8795.00	7280.00	4374.00	29.00
JU2836	7233.00	6359.00	4369.50	24.00
JU2837	7244.50	6383.00	4368.50	26.00
JU2838	7220.00	6327.50	4370.00	23.00
JU2839	7216.00	6292.50	4363.50	18.00
JU2840	7417.70	4882.30	4205.10	15.00
JU2841	8046.00	5169.00	4362.00	55.00
JU2842	8065.00	5169.00	4364.00	55.00
JU2843	9148.00	8409.00	4558.00	52.00

JU2844	9150.00	8409.50	4558.00	54.00
JU2845	9142.00	8411.00	4558.00	43.00
JU2846	9259.00	8709.00	4556.00	60.00
JU2847	9255.00	8708.60	4555.50	59.00
JU2848	8293.30	5156.40	4327.10	39.00
JU2849	7038.00	6002.80	4437.30	26.00
JU2850	7062.50	6005.60	4429.40	27.00
JU2851	7441.80	4882.80	4204.90	19.00
JU2852	7466.70	4877.00	4199.40	16.00
JU2853	7441.50	4882.30	4215.10	24.00
JU2854	7469.80	4858.00	4205.50	30.00
JU2855	7481.00	4815.60	4178.60	23.00
JU2856	7480.50	4816.30	4188.10	25.00
JU2858	7074.70	6052.00	4437.70	25.00
JU2860	8191.00	6427.00	4413.00	38.00
JU2863	8192.00	6516.00	4414.00	42.00
JU2864	7105.00	6250.10	4481.50	72.00
JU2865	7080.50	6240.10	4480.90	41.00
JU2867	7031.30	6201.20	4457.10	25.00
JU2868	7018.00	6178.80	4456.10	26.00
JU2869	7037.70	6166.70	4454.70	24.00
JU287	7402.00	4882.00	4102.00	143.00
JU2870	7144.40	6203.40	4425.20	20.00
JU2872	8065.50	6907.00	4485.40	21.00
JU2873	8090.20	6898.00	4485.20	20.00
JU2874	8867.20	7694.20	4570.90	435.00
JU2875	8866.50	7695.10	4571.20	413.00
JU2876	8867.20	7694.20	4570.80	431.00
JU2878	7024.60	5478.90	4313.50	84.00
JU2879	7026.30	5479.00	4312.50	64.00
JU288	7432.00	4882.00	4102.00	144.00
JU2880	7025.10	5478.90	4303.70	26.00
JU2881	7068.80	5457.60	4291.20	41.00
JU2882	7050.40	5573.50	4319.20	43.00
JU2883	7887.30	4592.20	4228.10	32.00
JU2884	8459.20	4863.80	4249.70	39.00
JU2885	8864.40	7701.60	4572.50	379.00
JU2886	8459.20	4863.80	4259.20	40.00
JU2887	8966.60	7392.20	4460.10	336.00
JU2888	8464.50	4860.60	4254.00	49.00
JU2889	6979.30	5692.00	4357.70	39.00
JU289	7493.00	4882.00	4103.00	133.00
JU2890	7003.70	5693.10	4357.70	25.00
JU2891	8965.60	7392.20	4460.10	322.00
JU2892	8830.80	7128.10	4350.80	385.00
JU2893	8831.50	7128.20	4350.60	423.00
JU2894	8831.10	7128.20	4350.80	395.00
JU2896	8511.50	7445.50	4649.20	36.00
JU2897	8511.50	7444.00	4659.60	30.00
JU2898	8966.60	7393.00	4460.70	84.00
JU2899	7036.60	5797.40	4359.20	37.00
JU29	7618.60	3637.80	4085.10	30.00
JU290	7618.00	4341.00	4094.00	76.00
JU2902	7005.70	5784.90	4368.10	39.00
JU2903	7030.80	5782.30	4363.50	21.00
JU2905	8650.30	5823.30	4197.70	120.00
JU2906	8654.10	5823.30	4198.40	112.00

JU2907	8654.20	5823.00	4207.12	44.00
JU2908	8660.20	5858.00	4199.40	23.00
JU2909	8437.80	7485.00	4667.10	31.00
JU291	7523.00	4882.00	4103.00	174.00
JU2911	8689.40	5635.80	4160.20	24.00
JU2916	6947.70	5790.30	4399.70	28.00
JU2917	6824.00	5194.10	4368.00	35.00
JU2918	6827.20	5196.90	4376.30	25.00
JU2919	8667.10	5895.90	4220.80	389.00
JU292	7591.00	4365.00	4094.00	99.00
JU2920	7154.40	6050.10	4176.20	25.00
JU2921	8979.30	7389.70	4471.90	81.00
JU2922	8893.70	7269.20	4418.50	110.00
JU2923	8666.00	5896.50	7221.00	390.00
JU2924	8666.50	5896.50	4220.50	403.00
JU2925	8732.80	6801.20	4369.50	398.00
JU2926	8732.80	6801.20	4369.20	395.00
JU2927	8733.30	6801.30	4369.20	434.00
JU2928	9021.00	8170.00	4563.30	402.00
JU2929	8703.00	6801.00	4369.00	399.00
JU293	7552.50	4882.00	4103.00	148.00
JU2931	7155.20	6050.10	4185.00	63.00
JU2932	7151.20	5994.80	4185.00	41.00
JU2933	7146.50	5993.20	4187.20	66.00
JU2935	7147.00	5959.00	4184.00	34.00
JU2937	8810.70	5911.90	4170.60	5.00
JU2938	8756.80	5861.40	4158.80	19.00
JU2939	8905.60	8775.40	4772.70	40.00
JU294	7732.00	4292.00	4095.00	112.00
JU2940	8925.70	8698.60	4754.30	63.00
JU2941	8882.50	8696.30	4762.90	42.00
JU2942	8947.80	8700.30	4746.70	26.00
JU2943	8926.30	8675.40	4752.50	23.00
JU2944	6995.50	5647.60	4348.90	50.00
JU2945	6946.20	5664.90	4373.50	32.00
JU2946	6948.90	5695.50	4378.50	30.00
JU2947	6989.60	5757.00	4376.30	39.00
JU2948	7022.60	5738.30	4358.10	15.00
JU2949	6919.30	5613.40	4353.10	15.00
JU295	7601.00	3402.00	4063.90	65.00
JU2950	6919.30	5613.40	4360.10	21.00
JU2951	6904.70	5045.80	4292.20	52.00
JU2952	6906.60	5082.00	4295.70	49.00
JU2953	9206.10	8597.60	4522.20	19.00
JU2954	9228.10	8598.40	4522.40	16.00
JU2957	8798.20	7151.70	4357.00	63.00
JU2958	8491.40	7387.30	4542.50	28.00
JU2959	8539.00	7430.40	4543.00	18.00
JU296	7564.50	3407.00	4064.90	58.00
JU2960	8525.50	7427.00	4542.90	34.00
JU2961	8549.20	7446.20	4543.40	14.00
JU2965	8181.20	6597.90	4455.70	29.00
JU2966	8179.80	6597.90	4447.00	44.00
JU2967	8183.00	6602.40	4447.70	73.00
JU297	7583.00	3406.00	4063.10	40.00
JU2970	8293.90	4958.70	4299.10	38.00
JU2971	8320.30	4866.80	4291.80	36.00

JU2972	8321.60	4865.70	4292.40	39.00
JU2973	8317.80	4942.70	4297.60	18.00
JU2977	8782.30	6940.00	4334.80	40.00
JU2978	8770.40	6898.60	4335.20	39.00
JU298	7582.00	4882.00	4103.00	222.00
JU2980	9020.50	8170.00	4563.50	426.00
JU2981	9021.50	8170.00	4563.00	425.00
JU2982	8666.00	5896.00	4223.00	390.00
JU2983	8697.20	6399.30	4300.10	381.00
JU2984	8696.40	6399.40	4300.80	381.00
JU2985	8997.50	8677.80	4689.40	40.00
JU2986	8990.40	8681.30	4694.80	40.00
JU2987	8177.60	6599.10	4447.40	64.00
JU2988	8178.60	6546.00	443.00	67.00
JU2989	8188.90	6515.80	4438.50	67.00
JU299	7569.60	3250.00	4055.00	81.00
JU2990	7921.00	4555.10	4221.10	31.00
JU2994	9156.70	9017.30	4603.20	65.00
JU2998	8070.30	4503.70	4196.20	58.00
JU2999	8106.20	4498.90	4197.10	41.00
JU3	7367.00	3785.00	4019.00	70.00
JU30	7599.50	3573.00	4069.50	28.00
JU300	7590.50	3299.00	4056.50	62.00
JU3000	8037.20	4504.40	4197.10	30.00
JU3001	8010.20	4513.40	4193.80	42.00
JU3002	7970.50	4508.10	4197.00	47.00
JU3003	7934.00	4501.70	4194.30	30.00
JU3004	8080.10	4513.20	4191.20	52.00
JU3005	7992.20	4508.80	4183.60	27.00
JU3006	7962.50	4509.70	4182.50	21.00
JU3008	8074.20	4512.80	4184.70	30.00
JU3009	8019.80	4515.90	4184.20	10.00
JU301	7508.50	3291.50	4056.50	27.00
JU3012	7894.50	4498.90	4182.50	23.00
JU3013	7918.70	4499.50	4182.20	140.00
JU3014	7942.00	4502.00	4182.40	8.00
JU3015	8696.10	6399.20	4301.00	375.00
JU3016	8695.70	6399.30	4301.20	402.00
JU3017	8695.00	6399.40	4301.10	344.00
JU3018	7476.00	7003.30	4439.50	20.00
JU3019	7467.50	6948.10	4438.20	32.00
JU302	7592.50	3342.50	4057.87	64.00
JU3020	7451.20	6899.40	4434.10	26.00
JU3022	7295.90	5246.80	4291.40	42.00
JU3023	7370.20	5151.20	4276.20	21.00
JU3024	7396.50	5151.00	4272.60	15.00
JU3026	8852.70	7126.00	4345.50	25.00
JU3027	8933.70	8361.50	4688.40	59.00
JU3028	8933.70	8361.50	4688.40	41.00
JU303	7545.50	3354.00	4063.70	48.00
JU3030	8915.60	8297.50	4685.80	50.00
JU3031	8906.80	8373.40	4707.50	60.00
JU3032	9009.80	8247.00	4707.50	38.00
JU3033	8584.00	6079.00	4310.00	24.00
JU3034	8584.00	6073.00	4300.00	19.00
JU3035	8516.40	5869.30	4250.30	31.00
JU304	7537.00	3271.00	4054.90	49.00

JU3040	8542.30	5952.10	4252.40	25.00
JU3041	9289.60	9097.60	4562.50	97.00
JU3042	9272.60	9045.70	4561.00	93.00
JU3043	9260.30	8997.20	4561.80	80.00
JU3044	9259.40	8996.90	4563.00	71.00
JU3045	9243.00	8945.40	4563.60	72.00
JU3046	9244.30	8945.10	4564.80	66.00
JU3047	9239.30	8945.90	4565.80	59.00
JU3048	9303.30	9145.50	4563.90	79.00
JU3049	9301.50	9144.00	4564.90	70.00
JU305	7612.00	4882.00	4103.00	133.00
JU3050	9300.50	9144.30	4565.30	61.00
JU3051	8501.50	5155.80	4233.80	99.00
JU3052	8504.80	5155.50	4234.00	110.00
JU3053	8500.90	5155.80	4233.90	128.00
JU3056	9253.70	7984.00	4829.30	46.00
JU3057	9258.90	7984.00	4841.00	124.00
JU3058	9249.00	7983.10	4829.20	90.00
JU3059	9251.60	7983.10	4829.40	157.00
JU306	7563.50	4540.00	4028.00	228.00
JU3060	9169.00	7888.60	4802.60	39.00
JU3063	7429.20	6999.80	4439.90	20.00
JU3064	7442.00	6895.20	4433.20	30.00
JU3065	7427.00	6850.00	4432.00	24.00
JU3067	7275.30	6712.40	4422.60	35.00
JU3068	7254.60	6727.50	4429.80	68.00
JU3069	8519.00	6023.00	4282.00	37.00
JU307	7612.30	4882.00	4103.00	141.00
JU3073	6988.50	5637.90	4337.50	36.00
JU3075	6977.00	5488.10	4340.30	61.00
JU3076	7023.00	5477.30	4313.40	49.00
JU3078	8338.80	5892.20	4370.30	29.00
JU308	7752.00	4450.00	4096.00	180.00
JU3081	8026.60	6717.20	4418.60	99.00
JU3082	8900.00	6929.10	4599.00	137.00
JU3083	8899.70	6929.20	4600.30	128.00
JU3084	8898.50	6929.30	4601.30	115.00
JU3085	8897.70	6929.40	4601.50	123.00
JU3086	8990.00	6929.00	4601.00	180.00
JU3087	7934.50	6695.10	4418.40	127.00
JU3088	9030.20	7367.80	4647.50	100.00
JU3089	9032.30	7367.70	4648.20	133.00
JU309	7750.50	4450.00	4096.00	175.00
JU3090	9031.20	7367.80	4648.30	121.00
JU3091	8320.90	5791.30	4368.40	17.00
JU3095	8406.00	5712.40	4341.00	14.00
JU3096	8404.00	5652.00	4340.00	15.00
JU3097	8333.20	5603.20	4334.80	15.00
JU3099	8385.20	5596.80	4332.20	14.00
JU31	7599.00	3571.00	4067.20	27.00
JU310	7749.00	4450.00	4096.00	167.00
JU3101	8375.10	5990.10	4360.90	15.00
JU3107	8957.20	8390.90	4667.00	51.00
JU3109	8721.00	7748.90	4591.60	41.00
JU311	7748.00	4450.00	4095.00	193.00
JU3111	9033.10	7367.70	4647.80	140.00
JU3112	9029.80	7367.80	4647.20	101.00

JU3114	8881.50	6660.90	4640.10	55.00
JU3115	7131.20	5684.90	4290.60	25.00
JU3117	8877.30	6659.60	4640.10	40.00
JU3118	8886.50	6804.00	4619.50	81.00
JU3119	8024.10	6899.50	4449.10	121.00
JU3120	9030.00	7365.00	4647.00	100.00
JU3121	7097.70	5690.20	4288.30	26.00
JU3123	7170.20	5682.50	4288.90	25.00
JU3126	7118.40	5737.20	4290.50	22.00
JU3127	7189.10	5633.40	4288.80	25.00
JU3128	7211.60	5696.70	4296.30	21.00
JU3129	7211.60	8501.30	4296.30	20.00
JU313	7750.00	4450.00	4095.00	136.00
JU3131	8349.10	7414.80	4545.00	83.00
JU3133	8361.80	7386.70	4543.60	46.00
JU3135	8173.30	6639.00	4440.40	75.00
JU3136	8136.00	6696.60	4457.60	20.00
JU3138	7932.00	4451.00	4762.00	21.00
JU3139	7953.10	4465.20	4176.10	20.00
JU314	7562.50	4590.00	4028.00	258.00
JU315	7123.10	4708.10	4098.00	53.00
JU3150	9167.40	9155.10	4677.20	50.00
JU3151	9182.80	9194.50	4697.50	31.00
JU3154	9008.20	9203.60	4706.20	31.00
JU3155	9125.00	9240.00	4730.00	25.00
JU3156	9148.20	9214.00	4740.00	25.00
JU3157	9139.00	9169.10	4732.10	25.00
JU3162	8797.50	7954.50	4614.30	28.00
JU3164	8760.30	7893.90	4604.30	18.00
JU3165	8752.00	7854.90	4599.90	25.00
JU3167	8960.00	7217.00	4550.00	55.00
JU3169	8960.00	7317.00	4550.00	35.00
JU317	7156.62	4718.18	4096.80	38.00
JU3170	7243.00	5258.30	4253.20	60.00
JU3171	7231.10	8192.70	4227.70	43.00
JU3172	7715.40	5408.10	4306.80	31.00
JU3174	7748.00	5403.00	4309.30	58.00
JU3175	7745.40	5403.00	4308.70	77.00
JU3177	8505.00	5690.00	4277.00	35.00
JU3178	8893.70	7269.20	4417.50	139.00
JU3180	8712.00	7600.00	4541.00	40.00
JU3181	8307.70	7277.60	4571.40	70.00
JU3182	8300.90	7242.30	4565.20	75.00
JU3183	8893.70	7269.20	4416.10	140.00
JU3184	8893.70	7269.20	4414.50	150.00
JU3188	4346.00	7090.80	4346.00	224.00
JU319	7141.00	4755.50	4100.80	46.00
JU3191	8694.00	7451.00	4537.50	16.00
JU3192	8429.40	5046.40	4239.40	50.00
JU3193	8427.10	5002.30	4243.20	31.00
JU3194	8727.00	8060.00	4724.00	30.00
JU3195	8780.00	8015.00	4707.00	23.00
JU3196	8684.00	7890.00	4669.00	29.00
JU3197	8688.50	6954.20	4346.70	23.00
JU3198	8653.30	6892.80	4356.60	25.00
JU3199	8645.10	6947.10	4353.00	25.00
JU32	7599.40	3569.00	4067.30	22.00

JU320	7718.00	4289.55	4095.51	74.00
JU3200	8672.00	6850.00	4376.00	36.00
JU3201	8673.00	6800.00	4337.00	40.00
JU3202	8673.00	7038.50	4395.00	42.00
JU3203	8722.00	7650.00	4542.00	36.00
JU3204	8924.00	3330.00	4688.00	48.00
JU3205	8817.70	8355.00	4757.60	48.00
JU3206	8792.60	8358.00	4766.40	37.00
JU3207	8813.20	8297.60	4740.00	37.00
JU3208	7691.90	7459.00	4455.30	75.00
JU3209	7714.70	7491.00	4447.20	21.00
JU321	7718.50	4288.00	4095.38	164.00
JU3210	7685.60	7460.20	4448.30	26.00
JU3211	8894.20	7508.50	4415.50	167.00
JU3212	8895.00	7508.50	4415.50	188.00
JU3213	8893.50	7508.50	4415.50	198.00
JU3214	9971.50	7603.50	4407.90	122.00
JU3215	9971.50	7603.50	4408.10	123.00
JU3216	9968.50	7604.50	4408.10	121.00
JU3217	8971.50	7603.50	4408.10	161.00
JU3218	8864.00	7701.60	4571.30	422.00
JU3219	8864.00	7701.60	4573.00	344.00
JU322	7581.00	3316.00	4053.00	54.00
JU3220	8934.50	7732.50	4449.30	165.20
JU3221	7686.40	7502.90	4447.20	30.00
JU3222	7664.40	7406.40	4446.60	30.00
JU3223	7622.00	7387.50	4457.50	74.00
JU3224	8264.00	7480.00	4559.00	63.00
JU3225	8356.20	7720.60	4627.80	56.00
JU3226	8355.80	7720.70	4636.90	58.00
JU3227	8375.30	7717.70	4634.60	55.00
JU3228	8369.80	7718.90	4627.80	52.00
JU3229	8392.50	7717.50	4633.20	17.00
JU323	7561.00	3321.00	4057.00	38.00
JU3231	8280.70	7465.90	4548.20	53.00
JU3232	8270.00	7480.00	4550.00	32.00
JU3233	8262.00	7479.00	4548.20	49.50
JU3234	8935.00	6922.70	4487.80	520.00
JU3235	8933.30	6922.70	4487.80	520.00
JU324	7583.00	3368.00	4060.00	50.00
JU3240	8258.00	7478.00	4550.90	51.00
JU3241	8248.00	7478.00	4553.10	40.00
JU3242	8398.00	5978.00	4359.00	45.00
JU3243	7353.70	6490.80	4376.70	30.00
JU3244	7350.40	6439.40	4372.00	32.00
JU3247	7651.70	3470.30	4020.80	34.00
JU3248	7680.00	3472.00	4013.00	41.00
JU3249	7674.10	3478.80	4012.90	42.00
JU325	7565.00	3376.00	4061.00	44.00
JU3250	8957.10	6789.30	4666.80	14.00
JU3251	8969.90	6787.70	4676.90	26.00
JU3252	9042.70	6789.10	4679.50	70.00
JU3253	9046.60	6789.30	4678.60	63.00
JU3254	9042.70	6789.10	4669.30	21.00
JU3256	8897.30	6931.90	4586.50	139.00
JU3257	8896.50	6931.90	4586.50	135.00
JU326	7546.00	3381.00	4062.00	35.00

JU3260	8934.50	7732.50	4449.80	149.00
JU3261	8952.50	7738.00	4452.50	153.00
JU3262	9325.50	9136.50	4601.50	108.00
JU3263	9307.10	9084.00	4594.70	85.00
JU3264	9240.00	8865.00	4587.00	74.00
JU3265	9014.70	8144.20	4554.80	145.00
JU3266	9014.70	8144.30	4555.50	131.00
JU3267	8972.20	7820.20	4439.00	138.00
JU3268	8973.10	7820.20	4435.40	138.00
JU3269	8973.50	7820.30	4437.80	154.00
JU327	7599.00	3363.00	4062.00	69.00
JU3271	7622.00	3490.40	4020.60	41.00
JU3272	7781.70	3618.00	4012.20	31.00
JU3273	7743.00	3575.00	4040.00	30.00
JU3275	8335.60	5046.30	4370.50	30.00
JU3276	8342.40	6044.90	4381.60	32.00
JU3277	7911.80	4626.90	4233.30	69.00
JU3278	7910.00	4626.90	4235.40	48.00
JU3279	8854.70	6573.30	4630.50	175.00
JU328	7592.00	3424.00	4064.00	44.00
JU3287	9246.30	7983.70	4837.70	35.00
JU329	7565.00	3429.00	4064.00	45.50
JU3290	8166.80	6484.60	4407.30	48.00
JU3292	8146.90	6552.10	4410.30	39.00
JU3293	8132.30	6586.00	4413.80	54.00
JU3295	8125.20	6674.20	4420.90	41.00
JU3296	8202.60	6323.90	4410.70	35.00
JU3298	8783.20	6799.80	4358.80	15.00
JU3299	8696.30	6762.60	4358.30	26.00
JU33	7576.00	3505.00	4063.00	35.00
JU330	7468.00	4168.00	4095.00	83.00
JU3300	8745.70	6851.50	4359.00	21.00
JU3301	8854.70	6573.30	4630.50	171.00
JU3302	8854.70	6573.30	4630.50	168.00
JU3303	8854.70	6573.30	4630.50	169.00
JU3304	8854.70	6998.80	4630.50	102.00
JU3305	8036.10	6983.70	4429.10	111.00
JU3306	8053.50	6999.30	4430.90	107.00
JU3309	8036.50	7000.00	4430.60	134.00
JU331	7468.00	4168.00	4095.00	99.50
JU3310	8004.40	7000.20	4428.60	133.00
JU3314	9321.10	9042.00	4584.00	102.00
JU3315	9304.10	8994.30	4583.10	87.00
JU3316	9336.20	9212.40	4609.80	96.00
JU3317	7579.00	7320.00	4426.00	83.00
JU3318	7596.00	7317.00	4423.00	84.00
JU3319	7606.90	7376.00	4455.80	86.00
JU3320	8715.70	6766.50	4356.30	20.00
JU3321	8588.60	7100.80	4442.00	63.00
JU3322	7060.30	5665.60	4326.70	53.00
JU3323	7038.20	5349.40	4279.70	42.00
JU3324	7038.20	5359.40	4281.90	40.00
JU3325	7038.40	5500.20	4339.20	30.00
JU3326	7052.60	5501.80	4347.80	32.00
JU3327	7052.80	5501.68	4338.23	33.00
JU3328	8428.00	6110.00	4357.00	41.00
JU3329	8355.00	6000.00	4361.00	30.00

JU333	7750.00	4285.00	4095.00	173.00
JU3331	7649.20	4702.70	4257.40	132.00
JU3332	7662.90	4755.80	4269.30	150.00
JU3333	7664.30	4676.70	4238.30	157.00
JU3334	9140.50	6790.40	4673.40	182.00
JU3335	9143.30	6790.40	4673.70	335.00
JU3336	9148.50	6790.30	4674.10	315.00
JU3337	9142.00	6787.00	4677.00	226.00
JU3338	8702.00	7445.00	4470.00	100.00
JU3339	8702.00	7445.00	4470.00	85.00
JU334	7750.00	4285.00	4095.00	162.00
JU3341	7963.20	3505.70	4002.80	72.00
JU3342	7693.70	3505.70	4007.70	57.00
JU3343	7699.80	3548.50	4013.10	47.00
JU3344	7784.50	3617.10	4014.00	60.00
JU3345	7782.30	3619.50	4021.00	60.00
JU3346	7749.50	3599.30	4023.90	41.00
JU3347	7761.50	3604.20	4018.60	40.00
JU3348	7760.00	3633.00	4024.00	82.00
JU3349	7754.10	3546.50	4003.60	66.00
JU335	7796.00	4515.00	4097.00	125.00
JU3350	7686.90	7458.60	4456.00	93.00
JU3351	7707.60	7496.90	4456.00	83.00
JU3352	7707.00	7494.50	4455.90	103.00
JU3356	7458.90	5208.20	4293.80	36.00
JU3357	7422.00	5240.00	4298.00	24.00
JU336	7792.00	4515.00	4097.00	169.00
JU3360	7754.00	3546.00	4002.00	41.00
JU3361	9056.57	7220.41	4478.93	256.00
JU3362	9056.65	7220.34	4478.04	258.00
JU3363	7375.20	5218.90	4309.50	102.00
JU3364	7474.20	5205.50	4304.50	100.00
JU3365	8003.00	6811.00	4445.40	112.00
JU3366	8002.30	6811.00	4445.40	110.00
JU3367	8004.00	6811.10	4445.10	114.00
JU3368	7990.40	6695.10	4419.30	93.00
JU3369	8365.00	5550.00	4331.00	84.00
JU337	7790.00	4515.00	4097.00	187.00
JU3372	9035.10	7404.00	4733.30	50.00
JU3373	9032.50	7404.70	4725.30	21.00
JU3374	9041.00	7489.40	4743.20	102.00
JU3375	9041.30	7489.40	4742.10	117.00
JU3376	9036.00	7403.60	4731.20	70.00
JU3377	9036.50	7403.30	4730.20	128.00
JU3378	9017.90	7310.90	4700.50	170.00
JU3379	9017.50	7310.90	4700.00	174.00
JU338	7796.00	4515.00	4097.00	179.00
JU3380	9068.20	7866.40	4480.70	132.00
JU3381	8294.90	6228.40	4400.90	42.00
JU3382	9050.00	7562.00	4750.00	23.00
JU3383	9054.00	7566.00	4764.00	19.00
JU3384	9423.00	9345.00	4635.00	29.00
JU3385	9416.70	9338.90	4642.90	35.00
JU3386	9067.43	7865.20	4479.90	144.50
JU3387	7790.30	3688.10	4065.40	45.00
JU3388	7789.00	3689.50	4058.00	30.00
JU3389	9039.00	7657.80	4492.00	148.00

JU339	7721.00	4550.00	4099.00	167.00
JU3390	9043.10	7657.70	4489.80	30.00
JU3391	9042.10	7658.00	4505.70	42.00
JU3392	9023.30	7226.80	4486.60	59.00
JU3393	9025.10	7226.60	4487.00	57.00
JU3394	9021.40	7226.80	4486.20	60.00
JU3395	9006.60	7296.60	4486.40	41.00
JU3396	9007.90	7296.00	4486.70	30.00
JU3399	8952.00	7304.80	4423.00	402.00
JU340	7476.00	3161.00	4026.00	50.00
JU3400	7572.90	5893.30	4367.50	35.00
JU3401	7573.00	5898.70	4378.20	29.00
JU3403	8411.00	7008.50	4471.00	38.00
JU3406	7225.00	4892.00	4236.90	19.00
JU3407	7276.00	4883.00	4228.20	34.00
JU3408	4459.00	7667.00	4185.00	29.00
JU3409	7616.00	4459.00	4187.00	30.00
JU341	7508.00	3150.00	4028.00	53.00
JU3410	9018.00	7310.70	4701.20	165.00
JU3411	9100.40	7644.80	4769.60	137.00
JU3412	9095.50	7644.80	4777.60	29.00
JU3413	9099.90	7645.10	4773.60	127.00
JU3414	9045.70	7474.80	4741.20	164.00
JU3415	9007.20	7268.80	4695.40	30.00
JU3416	9045.70	7474.80	4741.90	149.00
JU3417	4598.10	5915.00	4369.50	35.00
JU3418	7465.60	5754.10	4356.90	30.00
JU3419	8953.20	7304.80	4423.50	356.00
JU342	7521.00	3175.00	4032.00	29.30
JU3420	8666.30	7632.70	4583.50	147.00
JU3421	8667.10	7631.30	4583.50	128.00
JU3422	8333.80	6150.00	4410.28	60.00
JU3423	8336.30	6149.70	4409.30	43.00
JU3424	8989.70	7045.40	4685.60	102.00
JU3425	8988.60	7045.50	4682.90	88.00
JU3426	8988.70	7045.60	4689.30	41.00
JU3427	8976.40	7230.50	4686.90	166.00
JU3428	9170.90	8017.70	4828.20	120.00
JU3429	9160.00	8019.00	4824.20	140.00
JU343	7530.00	3202.00	4037.00	40.00
JU3430	8055.50	4674.10	4301.30	116.00
JU3431	8063.00	4667.00	4302.00	42.00
JU3432	8032.00	4680.00	4300.00	24.00
JU3433	8334.00	6759.60	4460.50	60.00
JU3434	8032.00	4680.00	4300.00	22.00
JU3435	8144.00	4637.00	4313.00	35.00
JU3436	7164.80	4888.80	4242.90	30.00
JU3437	8145.20	4627.80	4314.50	10.00
JU3438	8051.00	4705.00	4300.00	15.00
JU3439	8056.00	4750.00	4301.00	21.00
JU344	7491.00	3185.00	4031.00	35.60
JU3440	8480.00	6247.80	4355.40	60.00
JU3441	8024.00	4652.00	4305.00	40.00
JU3442	8024.10	5733.80	4374.20	196.00
JU3444	9055.10	7222.50	4472.50	458.00
JU3445	8024.10	5733.70	4374.10	179.00
JU3447	8015.49	4634.08	4306.46	101.00

JU3448	9053.70	7222.30	4472.60	428.00
JU3449	8011.07	4632.76	4306.00	76.00
JU345	7492.00	3215.00	4035.00	13.00
JU3450	8011.07	4632.76	4306.00	142.00
JU3451	8011.07	4632.76	4315.00	61.00
JU3453	9055.70	7222.30	4474.20	512.00
JU3455	8636.00	6007.00	4178.00	164.00
JU3456	9056.70	7222.30	4476.00	528.00
JU3458	8638.80	6007.40	4179.60	113.00
JU3459	8955.20	7304.90	4424.50	413.00
JU3460	8637.00	6007.10	4178.40	78.00
JU3461	8638.20	6007.30	4178.70	120.00
JU3462	8639.20	6007.30	4180.50	112.00
JU3463	8923.00	6737.00	4651.50	21.00
JU3464	8613.20	5895.20	4188.10	24.00
JU3465	8614.60	5853.80	4191.70	30.00
JU3466	8147.10	4544.90	4318.70	382.00
JU3467	9040.00	7597.40	4486.00	416.00
JU3468	9042.30	7597.50	4486.60	457.00
JU3469	8958.00	7304.80	4425.00	385.00
JU3470	9039.50	7597.40	4486.00	378.00
JU3471	9044.00	7597.00	4487.50	400.00
JU3472	8637.10	5793.00	4184.10	108.00
JU3473	8634.30	5792.00	4183.80	47.00
JU3474	8674.10	5900.70	4185.10	235.00
JU3475	8675.00	5901.00	4189.00	377.00
JU3476	9046.40	7597.40	4492.10	361.00
JU348	7515.00	3242.00	4039.00	46.00
JU3481	8618.42	5596.26	4151.46	70.00
JU3482	8656.80	5654.22	4147.22	82.00
JU3483	8649.16	5656.14	4147.58	38.00
JU3484	8618.31	5437.34	4169.80	122.00
JU3485	8617.28	5495.45	4167.03	42.00
JU3486	8619.14	5495.36	4163.36	62.00
JU3487	9256.00	7983.80	4838.60	25.00
JU3488	9251.00	7983.00	4840.00	45.00
JU3489	8937.10	6922.70	4487.80	521.00
JU3490	8637.00	5492.00	4162.00	153.00
JU3491	8620.42	5469.50	4168.51	24.00
JU3492	8709.00	5707.00	4146.50	111.00
JU3493	8751.79	5797.28	4148.55	101.00
JU3494	7237.20	5148.80	4232.00	149.00
JU3495	8754.09	5796.30	4149.06	123.00
JU3497	8638.00	5492.21	4164.21	120.00
JU3498	8702.53	5644.39	4144.49	80.00
JU3499	8636.25	5598.15	4150.02	114.00
JU350	7814.00	4623.00	4097.00	189.00
JU3501	8936.10	6923.40	4489.90	308.00
JU3502	8815.73	5898.95	4169.69	302.00
JU3504	8703.00	6180.00	4172.00	405.00
JU3505	8747.89	5751.55	4147.96	981.00
JU3506	8640.00	5493.00	4162.00	109.00
JU3508	8754.09	5796.30	4149.56	120.00
JU3509	8936.10	6923.40	4490.80	240.00
JU351	7814.00	4604.50	4096.00	226.00
JU3510	8639.23	5491.15	4164.39	90.00
JU3511	8936.10	6923.40	4489.90	319.00

JU3512	8834.40	6513.70	4244.80	376.00
JU3514	8815.50	5899.80	4157.10	93.00
JU3515	8815.53	5899.76	4158.60	132.00
JU3517	8832.80	6513.60	4244.30	391.00
JU3518	8815.50	5899.80	4157.10	88.00
JU3519	8835.80	6513.60	4250.40	322.00
JU352	7720.00	4370.00	4095.00	116.00
JU3523	8702.50	5644.40	4144.50	82.00
JU3524	8990.00	7125.00	4480.50	250.00
JU3528	8831.90	6513.60	4244.00	361.00
JU353	7814.00	4604.50	4092.00	166.00
JU3532	8857.20	6957.00	4237.50	290.00
JU3534	8859.00	6709.00	4268.00	376.00
JU3535	8058.00	4286.00	4170.00	45.00
JU3537	7300.10	5051.10	4212.00	44.00
JU3539	8860.00	6709.00	4268.70	387.00
JU354	7683.00	4623.00	4092.00	238.00
JU3540	7375.90	5020.50	4205.90	44.00
JU3541	7332.20	5111.00	4223.20	44.00
JU3544	8504.80	5155.40	4233.00	117.00
JU3545	8459.10	4864.70	4259.50	391.00
JU3546	8460.50	4864.60	4249.50	152.00
JU3547	8823.90	6846.00	4233.60	358.00
JU3548	8837.70	6613.10	4254.20	351.00
JU355	7724.00	4370.00	4095.00	136.00
JU3550	8852.50	6715.00	4267.70	422.00
JU3551	9361.80	9106.50	4594.80	409.00
JU3552	8813.40	6805.10	4232.30	343.00
JU3553	8823.90	6846.00	4233.60	226.00
JU356	7814.00	4604.50	4097.00	262.00
JU357	7683.00	4623.00	4097.00	243.00
JU358	7814.00	4604.50	4097.00	205.00
JU359	4159.00	4800.00	4173.00	112.00
JU36	7304.50	3798.50	4018.50	37.00
JU360	7180.00	4800.00	4159.00	130.00
JU361	7173.00	4800.00	4159.00	118.00
JU362	7155.00	4850.00	4170.00	120.00
JU363	7683.00	4623.00	4097.00	223.00
JU364	7537.00	4450.00	4063.00	162.00
JU365	7537.00	4450.00	4063.00	161.00
JU366	7156.00	4850.00	4170.00	99.00
JU367	7151.00	4900.00	4182.00	90.00
JU368	7151.00	4900.00	4189.00	100.00
JU369	7155.00	4900.00	4189.00	100.00
JU37	7301.00	3807.00	4019.00	63.00
JU370	7143.00	4950.00	4201.00	100.00
JU371	7295.00	4550.00	4097.00	216.00
JU372	7143.00	4950.00	4201.00	100.00
JU373	7149.00	4950.00	4201.00	100.00
JU374	7222.00	4950.00	4182.00	90.00
JU375	7222.00	4950.00	4182.00	89.00
JU376	7218.00	4900.00	4175.00	101.00
JU377	7217.00	4850.00	4165.00	101.00
JU378	7173.00	4800.00	4159.00	183.00
JU379	7173.00	4800.00	4159.00	106.00
JU38	7301.00	3800.00	4012.00	26.50
JU380	7537.00	4450.00	4063.00	157.00

JU381	7490.00	4650.00	4108.00	292.00
JU382	7147.00	4950.00	4201.00	76.00
JU383	7297.00	4086.00	4108.00	268.00
JU384	7297.00	4086.00	4108.00	262.00
JU386	7210.00	4850.00	4165.00	130.00
JU387	7297.00	4086.00	4108.00	219.00
JU388	7158.00	4900.00	4182.00	60.00
JU389	7151.00	4900.00	4182.00	89.00
JU39	7301.00	3800.00	4018.00	63.50
JU390	7328.00	4086.00	4081.00	233.00
JU391	7680.00	4625.00	4097.00	131.00
JU392	7328.00	4086.00	4081.00	222.00
JU393	7756.00	4450.00	4095.00	160.00
JU394	7276.00	4957.00	4096.00	247.00
JU395	7755.00	4450.00	4095.00	190.00
JU397	7756.00	4550.00	4095.00	226.00
JU398	7798.00	4550.00	4094.00	260.00
JU399	7797.00	4550.00	4097.00	254.00
JU40	7345.00	4313.00	4020.00	73.00
JU400	7111.00	4808.00	4103.00	82.00
JU401	7735.00	4625.00	4021.00	56.00
JU402	7735.00	4625.00	4021.00	62.00
JU403	7552.00	3603.00	4000.00	88.00
JU404	7552.00	3603.00	4000.00	102.00
JU405	7366.00	4246.00	4101.00	229.00
JU406	7365.00	4245.00	4104.50	165.00
JU408	7366.00	4246.00	4104.00	168.00
JU409A	7686.00	3600.00	4032.00	21.00
JU41	7345.00	4313.00	4023.00	47.00
JU410A	7693.00	3600.00	4039.00	9.00
JU411A	7664.00	3600.00	4032.00	21.00
JU412A	7694.00	3625.00	4031.00	20.00
JU413A	7663.00	3572.00	4037.00	15.00
JU414A	7665.00	3575.00	4044.00	12.00
JU415A	7649.00	3575.00	4039.00	12.00
JU416A	7638.00	3589.00	4043.00	8.00
JU417A	7690.00	3647.00	4057.00	39.00
JU418A	7717.00	3626.00	4040.00	15.00
JU419A	7613.00	3628.00	4096.00	10.00
JU42	7743.00	3794.00	4019.50	72.00
JU420A	7618.00	3628.00	4084.00	9.00
JU421A	7628.00	3625.00	4070.00	6.00
JU422A	7615.00	3588.00	4080.00	8.00
JU423A	7623.00	3563.00	4070.00	32.00
JU424A	7582.00	3518.00	4066.00	28.00
JU425A	7268.00	4975.00	4092.00	68.00
JU426A	7591.00	3543.00	4070.00	30.00
JU427A	7604.00	3519.00	4044.00	21.00
JU428A	7595.00	3498.00	4044.00	20.00
JU429A	7631.00	3533.00	4052.00	10.00
JU43	7726.00	3777.00	4019.00	91.00
JU430A	7630.00	3530.00	4058.00	23.00
JU431A	7641.00	3698.00	4100.00	10.00
JU432A	7649.00	3790.00	4128.00	11.00
JU433A	7653.00	3832.00	4148.00	10.00
JU434A	7653.00	3832.00	4135.00	15.00
JU435A	7678.00	3822.00	4126.00	28.00

JU436A	7678.00	3822.00	4134.00	11.00
JU437A	7750.00	3722.00	4064.00	25.00
JU438A	7750.00	3722.00	4073.00	9.00
JU44	7743.00	3794.00	4018.30	76.00
JU440	7900.00	4427.00	4098.00	114.00
JU441	7962.00	4401.00	4098.00	97.00
JU443	7927.00	4880.00	4100.00	301.00
JU444	7924.00	4880.00	4102.00	246.00
JU445	7916.00	4880.00	4100.00	280.00
JU446	7865.00	4750.00	4100.00	259.00
JU447	7867.00	4750.00	4100.00	211.00
JU448	7875.00	4750.00	4101.00	276.00
JU449	7874.00	4750.00	4101.00	223.00
JU45	7444.00	4088.00	4090.70	115.00
JU450A	8088.00	4377.00	4090.00	31.00
JU451A	7278.00	4720.00	4090.00	31.00
JU452A	7278.00	4720.00	4098.00	34.00
JU453A	7317.00	4600.00	4098.00	33.00
JU454A	7317.00	4600.00	4090.00	36.00
JU455A	7335.00	4550.00	4090.00	31.00
JU456A	7335.00	4550.00	4098.00	53.00
JU457A	7335.00	4550.00	4098.00	30.00
JU458A	7315.00	4750.00	4135.00	21.00
JU459A	7315.00	4750.00	4125.00	35.00
JU46	7436.00	4086.00	4093.90	93.00
JU460A	7332.00	4805.00	4145.00	24.00
JU461A	7153.00	4938.00	4191.00	35.00
JU464A	7338.00	4797.00	4140.00	28.00
JU465A	7367.00	4709.00	4114.00	32.00
JU466A	7367.00	4709.00	4120.00	20.00
JU467A	7370.00	4650.00	4095.00	30.00
JU468A	7370.00	4650.00	4102.00	20.00
JU469A	7411.00	4598.00	4087.00	26.00
JU47	7444.00	4088.00	4089.10	87.00
JU470A	7411.00	4598.00	4080.00	30.00
JU471A	7395.00	4532.00	4087.00	33.00
JU472A	7400.00	4533.00	4096.00	32.00
JU473A	7393.00	4531.00	4094.00	34.00
JU474A	7390.00	4530.00	4094.00	31.00
JU475	7877.00	4750.00	4098.00	435.00
JU476	7928.00	4880.00	4100.00	426.00
JU48	7436.00	4086.00	4088.00	95.00
JU49	7442.00	4088.00	4095.60	90.00
JU50	7309.00	3872.00	4085.00	98.00
JU501	7204.30	5122.20	4213.70	46.00
JU502	7205.10	5119.20	4220.70	40.00
JU503	7118.00	5077.00	4215.00	255.00
JU504	7150.00	5161.00	4206.00	40.00
JU505	7147.00	5163.00	4223.00	50.00
JU506	7148.00	5165.00	4210.00	69.00
JU507	7266.30	5156.00	4239.00	96.00
JU508A	7176.00	5288.80	4239.00	32.00
JU509A	7180.00	5335.00	4239.00	38.00
JU51	7398.00	3599.00	4087.00	38.00
JU510A	7180.00	5346.00	4240.00	38.00
JU512A	7249.00	5269.00	4294.00	29.00
JU513A	7249.00	5269.00	4286.00	30.00

JU514A	7344.00	5121.00	4222.00	102.00
JU515A	7280.00	5190.00	4248.00	26.00
JU516A	7176.00	5350.00	4290.00	21.00
JU518A	7256.00	5293.00	4249.00	24.00
JU519A	7256.00	5290.00	4250.00	33.00
JU52	7402.00	3899.00	4091.00	24.00
JU520A	7256.00	5290.00	4250.00	31.00
JU521A	7238.00	5736.00	4332.00	30.00
JU522A	7238.00	5739.00	4346.00	27.00
JU523A	7238.00	5605.00	4326.00	29.00
JU524A	7185.00	5500.00	4314.00	21.00
JU525A	7239.00	5609.00	4344.00	23.00
JU526A	7226.00	5542.00	4320.00	18.00
JU527A	7103.00	5501.00	4331.00	36.00
JU528A	7143.00	5493.00	4319.00	43.00
JU529A	7135.00	5511.00	4311.00	51.00
JU53	7562.00	3950.00	4094.00	76.00
JU530A	7564.00	5490.00	4348.00	34.00
JU531A	7349.00	5503.00	4340.00	20.00
JU532A	7409.00	5495.00	4328.00	30.00
JU533A	7414.00	5495.00	4332.00	19.00
JU534A	7353.00	5508.00	4324.00	23.00
JU535A	7321.00	5458.00	4322.00	28.00
JU536A	7316.00	5456.00	4339.00	19.00
JU537A	7368.00	5560.00	4324.00	23.00
JU538A	7386.00	5641.00	4345.00	29.00
JU539A	7249.00	5900.00	4343.00	31.00
JU54	7556.00	3948.00	4093.00	84.00
JU540A	7208.00	5908.00	4336.00	50.00
JU541A	7089.00	5550.00	4312.00	51.00
JU542A	7081.00	5750.00	4322.00	26.00
JU543A	7356.00	5807.00	4343.50	48.50
JU544A	7153.00	5755.00	4330.00	14.00
JU545A	7153.00	5755.00	4337.00	30.00
JU546A	7194.00	5638.00	4321.00	45.00
JU547A	7232.00	5391.00	4307.00	32.00
JU548A	7229.00	5390.00	4317.00	21.00
JU549A	7316.00	5399.00	4309.00	31.00
JU55	7556.00	3948.00	4092.00	116.00
JU550A	7317.00	5400.00	4322.00	20.00
JU551	8106.00	4877.50	4302.90	58.00
JU551A	7288.00	5297.00	4305.00	30.00
JU552	7293.00	6200.00	4350.00	35.00
JU552A	7288.00	5295.00	4313.00	20.50
JU553A	7344.00	5307.00	4304.00	21.00
JU554A	7345.00	5209.00	4287.00	18.00
JU555A	7347.00	5209.00	4295.00	20.00
JU556A	7084.00	5592.00	4318.00	38.00
JU557A	7083.00	5594.00	4328.00	40.00
JU558A	7087.00	5500.00	4315.00	46.00
JU559	7097.00	5452.00	4290.00	50.00
JU559A	7064.00	5786.00	4329.00	30.00
JU56	7371.00	4425.00	4026.00	56.00
JU560	7441.00	6643.00	4458.00	132.00
JU560A	7064.00	5786.00	4338.00	29.00
JU561	7446.00	6643.00	4458.00	132.00
JU561A	8106.00	4877.52	4302.90	58.00

JU562	7744.00	6643.00	4465.00	65.00
JU562A	7293.00	6200.00	4350.00	35.00
JU563	7372.00	6660.00	4456.00	117.00
JU565	7259.00	6651.00	4457.00	50.00
JU566	7262.00	6652.00	4464.00	65.00
JU567	7452.00	6792.00	4455.00	109.00
JU568	7404.00	6805.00	4455.00	83.00
JU569	7400.00	6805.00	4455.00	84.00
JU57	7368.00	4422.00	4024.00	146.00
JU570	7453.00	6792.00	4456.00	101.00
JU571	7450.00	7043.00	4452.00	80.00
JU572	7450.00	7043.00	4459.00	29.00
JU574	7400.00	7050.00	4460.00	62.00
JU575	7495.00	7015.00	4454.00	104.00
JU576	7495.00	7015.00	4455.00	151.00
JU577	7496.00	7161.50	4450.00	59.00
JU579	7534.00	7308.00	4495.00	82.00
JU579A	7534.00	7307.00	4495.00	28.00
JU58	7375.00	4428.00	4026.00	104.00
JU580	7530.00	7305.00	4495.00	81.00
JU581	7454.00	7194.00	4500.00	59.00
JU582	7460.00	7194.00	4506.00	55.00
JU583	7550.00	7390.00	4502.00	63.00
JU584	7685.00	7540.00	4505.00	52.00
JU585	7535.00	7305.00	4503.00	33.00
JU586	7715.00	7495.00	4452.00	201.00
JU587	8340.00	4975.00	4305.00	65.00
JU588	8350.00	4890.00	4293.00	49.00
JU589	8595.00	6108.00	4179.00	135.00
JU59	7306.00	3687.00	4082.60	114.00
JU590	8595.00	6108.00	4179.00	124.00
JU591	8284.00	5343.00	4368.00	24.00
JU592	8284.00	5343.00	4363.00	32.00
JU593	8284.00	5343.00	4359.00	122.00
JU594	7765.00	4785.00	4261.00	59.00
JU597	7945.00	5685.00	4358.00	31.50
JU598	7834.00	4916.00	4288.00	58.00
JU599	7838.00	4916.00	4280.00	68.00
JU6	7416.00	3856.00	4099.40	85.00
JU60	7420.00	4156.00	4095.00	40.00
JU600	7800.00	4758.00	4267.00	64.00
JU601	8367.00	5161.00	4340.00	32.00
JU602	7756.00	4869.00	4282.00	24.00
JU603	8420.00	5173.00	4349.00	21.00
JU604	8338.00	5170.00	4333.00	39.00
JU605	7290.00	5890.00	4335.00	53.00
JU606	7180.00	5920.00	4338.00	79.00
JU607	7250.00	5900.00	4334.00	44.00
JU608	8628.00	5685.00	4195.00	42.00
JU609	8621.00	5685.00	4195.00	14.00
JU61	7420.00	4156.00	4088.00	68.00
JU610	8628.00	5685.00	4201.00	101.00
JU611	8610.00	5685.00	4195.00	40.00
JU612	8055.00	6985.00	4430.00	142.00
JU613	8055.00	6985.00	4446.00	74.00
JU614	7860.00	3982.00	4424.00	139.00
JU615	7275.00	6037.00	4346.00	34.00

JU616	7295.00	6037.00	4346.00	44.00
JU617	8431.00	5715.00	4348.00	180.00
JU618	8428.00	5715.00	4348.00	48.00
JU619	8170.00	4628.00	4278.00	102.00
JU62	7275.00	3728.00	4083.00	43.00
JU620	8170.00	4626.00	4278.00	158.00
JU621	7125.00	6000.00	4419.00	74.00
JU622	7125.00	6000.00	4416.00	67.00
JU623	8195.00	6980.00	4456.00	85.00
JU624	8195.00	6980.00	4440.00	109.00
JU625	8435.00	6210.00	4369.00	51.00
JU626	8435.00	6210.00	4379.00	29.00
JU627	8338.00	6286.00	4400.00	45.00
JU628	8338.00	6282.00	4413.00	14.00
JU629	7180.00	6460.00	4413.00	48.00
JU63	7246.00	3757.00	4083.00	50.00
JU630	8470.00	7010.00	4464.00	54.00
JU631	8410.00	7010.00	4480.00	56.00
JU632	7665.00	5177.00	4280.00	200.00
JU633	7665.00	5177.00	4280.00	222.00
JU634	8103.00	4870.00	4296.00	92.00
JU635	8603.00	7007.00	4468.00	32.00
JU636	8603.00	7007.00	4474.00	65.00
JU637	8601.00	7007.00	4468.00	94.00
JU638	8603.00	7002.00	4484.00	63.00
JU639	8563.00	7002.00	4466.00	88.00
JU64	7246.00	3756.00	4090.50	47.00
JU640	8563.00	7000.00	4483.00	52.00
JU641	8500.00	7000.00	4483.00	66.00
JU642	8524.00	7000.00	4467.00	76.00
JU643	8603.00	7007.00	4468.00	90.00
JU644	8363.00	6955.00	4459.00	60.50
JU645	8015.00	7000.00	4429.00	141.00
JU646	8389.00	6389.00	4401.00	89.00
JU647	8391.00	6389.00	4402.00	25.00
JU648	8392.00	6389.00	4402.00	37.00
JU649	7989.00	6985.00	4428.00	80.00
JU65	7345.00	3871.00	4084.00	90.50
JU650	8039.00	6985.00	4430.00	84.00
JU651	8005.00	4930.00	4310.00	78.00
JU652	8022.00	4915.00	4314.00	83.00
JU653	7978.00	4943.00	4307.00	52.00
JU654	7978.00	4943.00	4307.00	36.00
JU655	8437.00	6325.00	4384.00	86.00
JU656	8437.00	6325.00	4394.00	68.00
JU657	8438.00	6325.00	4384.00	94.00
JU659	7611.00	7220.00	4454.00	39.00
JU66	7354.00	3864.00	4085.00	110.00
JU660	7611.00	7220.00	4466.00	110.00
JU661	7611.00	7220.00	4463.00	120.00
JU662	7575.00	7250.00	4454.00	131.00
JU663	7577.00	7250.00	4454.00	145.00
JU666	8540.00	5415.00	4214.00	64.00
JU667	8542.00	5415.00	4214.00	40.00
JU668	8544.00	5415.00	4218.00	236.00
JU669	8544.00	5415.00	4233.00	33.00
JU67	7342.00	3994.00	4107.00	108.00

JU670	8647.00	6100.00	4219.00	19.00
JU671	8649.00	6100.00	4219.00	42.00
JU672	8649.00	6100.00	4229.00	13.00
JU673	8643.00	6100.00	4219.00	10.00
JU674	8500.00	5415.00	4235.00	159.00
JU675	8716.00	6098.00	4168.00	344.00
JU676	8059.00	5229.00	4369.00	56.00
JU677	8059.00	5229.00	4369.00	10.00
JU678	8037.00	5230.00	4380.00	45.00
JU68	7284.00	3968.00	4107.00	52.00
JU681	8342.00	6987.00	4464.00	60.00
JU682	8930.00	7985.00	4183.00	612.00
JU683	8373.00	6967.00	4458.00	125.00
JU684	8373.00	6962.00	4475.00	54.00
JU685	7155.00	6125.00	4436.00	24.00
JU686	7155.00	6125.00	4431.00	75.00
JU687	7161.00	6300.00	4426.00	76.00
JU688	7155.00	6300.00	4413.00	249.00
JU689	7155.00	6300.00	4425.00	46.00
JU69	7239.00	3941.00	4103.70	49.00
JU690	7276.00	6490.00	4400.00	52.00
JU691	8000.00	5200.00	4388.00	55.00
JU692	8000.00	5200.00	4370.00	29.00
JU693	7948.00	5215.00	4388.00	53.00
JU694	7948.00	4215.00	4370.00	72.00
JU695	7936.00	5118.00	4370.00	38.00
JU696	8162.00	5215.00	4373.00	63.00
JU697	8383.00	6554.00	4407.00	60.00
JU698	8383.00	6554.00	4405.00	80.00
JU699	8387.00	6554.00	4391.00	120.00
JU7	7432.00	3855.00	4103.60	83.00
JU70	7367.00	3904.00	4050.10	92.00
JU700	8402.00	6550.00	4407.00	100.00
JU701	8402.00	6550.00	4404.00	173.00
JU702	8383.00	6554.00	4391.00	112.00
JU704	8515.00	5350.00	4235.00	68.00
JU705	8567.00	5501.00	4209.00	45.00
JU706	8546.00	5501.00	4208.00	61.00
JU707	8503.00	6814.00	4479.00	111.00
JU708	8481.00	5455.00	4222.00	86.00
JU709	8501.00	6814.00	4479.00	206.00
JU71	7422.00	3944.00	4048.00	100.00
JU710	8487.00	5459.00	4234.00	36.00
JU711	8522.00	5476.00	4213.00	49.00
JU713	8522.00	5422.00	4214.00	115.00
JU714	8502.00	5347.00	4233.00	122.00
JU715	8597.00	6974.00	4476.00	348.00
JU716	8502.00	5337.00	4232.00	35.00
JU717	8484.00	5457.00	4234.00	74.00
JU718	8620.00	5721.00	4214.00	98.00
JU719	8276.00	6867.00	4477.00	83.00
JU72	7357.00	4032.00	4020.20	121.00
JU720	8627.00	5721.00	4204.00	65.00
JU722	8587.00	5717.00	4211.00	105.00
JU723	8157.00	6934.00	4440.00	132.00
JU724	8627.00	5726.00	4200.00	153.00
JU725	8959.00	5939.00	4219.00	103.00

JU726	8155.00	6934.00	4440.00	188.00
JU727	8154.00	6933.00	4446.00	119.00
JU728	8537.00	6837.00	4477.00	160.00
JU729	8159.00	6935.00	4453.00	106.00
JU73	7773.00	3855.00	4020.80	140.00
JU731	8191.00	6949.00	4442.00	64.00
JU732	8200.00	5684.00	4352.00	105.00
JU733	8200.00	5684.00	4370.00	103.00
JU734	8537.00	6837.00	4497.00	102.00
JU735	8232.00	5690.00	4351.00	131.00
JU736	8501.00	6814.00	4477.00	102.00
JU739	8663.00	7493.00	4565.00	89.00
JU74	7775.00	3854.00	4021.50	152.00
JU740	8651.00	7495.00	4553.00	100.00
JU741	8637.00	7338.00	4522.00	126.00
JU742	8635.00	7338.00	4538.00	51.00
JU743	8600.00	7172.00	4497.00	132.00
JU744	804.00	7172.00	4513.00	52.00
JU745	8604.00	7170.00	4499.00	151.00
JU746	8580.00	7184.00	4505.00	79.00
JU747	8330.00	7184.00	4523.00	78.00
JU748	8330.00	7184.00	4507.00	97.00
JU749	8185.00	5688.00	4352.00	116.00
JU75	7770.00	3855.00	4021.00	118.00
JU751	7631.00	6983.00	4411.00	82.00
JU752	7930.00	6990.00	4426.00	118.00
JU753	8294.00	6500.00	4412.00	138.00
JU754	8301.00	6691.00	4451.00	45.00
JU756	8165.00	6687.00	4449.00	133.00
JU757	8665.00	7644.00	4571.00	87.00
JU758	8662.00	7646.00	4572.00	85.00
JU759	7422.00	5495.00	4343.00	131.00
JU76	7675.00	3794.00	4134.00	60.00
JU760	7519.00	5535.00	4331.00	32.00
JU761	7519.00	5535.00	4348.00	39.00
JU762	7603.00	5509.00	4352.00	159.00
JU763	8563.00	5757.00	4250.00	44.00
JU764	8563.00	5757.00	4253.00	81.00
JU765	7603.00	5509.00	4336.00	77.00
JU767	8402.00	4975.00	4261.00	266.00
JU768	8398.00	4975.00	4257.00	73.00
JU769	8402.00	4975.00	4975.00	302.00
JU77	7173.00	4320.00	4027.00	72.00
JU771	8326.00	4770.00	4284.00	50.00
JU772	8691.00	6584.00	4219.00	145.00
JU773	7547.00	7382.00	4500.00	71.00
JU774	7455.00	4000.00	4011.00	388.00
JU775	7549.00	7389.00	4500.00	64.00
JU776	7569.00	7442.00	4492.00	124.00
JU777	7459.00	4000.00	4011.00	138.00
JU778	7574.00	7442.00	4500.00	99.00
JU779	7576.00	7442.00	4500.00	52.00
JU78	7255.00	4325.00	4027.00	60.00
JU780	7572.00	7442.00	4500.00	127.00
JU781	7573.00	7742.00	4500.00	99.00
JU782	7575.00	7440.00	4492.00	201.00
JU783	8735.00	7931.00	4626.00	81.00

JU784	8731.00	7931.00	4619.00	73.00
JU785	8743.00	7694.00	4574.00	78.00
JU786	8745.00	7694.00	4574.00	160.00
JU787	8761.00	6905.00	4266.00	152.00
JU788	8899.00	8109.00	4646.00	96.00
JU789	8765.00	6905.00	4267.00	203.00
JU79	7309.00	4468.00	4026.60	140.00
JU790	8901.00	8109.00	4638.00	94.00
JU791	8761.00	6905.00	4266.00	70.00
JU792	8784.00	7102.00	4287.00	81.00
JU793	8642.00	7670.00	4586.00	90.00
JU794	8786.00	7102.00	4287.00	136.00
JU795	8788.00	7101.00	4286.00	78.00
JU796	8669.00	7650.00	4585.00	80.00
JU797	8841.00	7414.00	4274.00	198.00
JU798	8481.00	5279.00	4231.00	165.00
JU799	8734.00	6664.00	4284.00	60.00
JU8	7421.00	3856.00	4100.00	53.00
JU80	7261.00	4452.00	4027.00	148.00
JU800	8738.00	6664.00	4288.00	90.00
JU801	8734.00	6664.00	4288.00	67.00
JU802	8857.00	7424.00	4273.00	172.00
JU803	8740.00	6664.00	4288.00	60.00
JU804	8825.00	7232.00	4268.00	118.50
JU805	8814.00	7184.00	4268.00	99.00
JU806	8702.00	6413.00	4264.00	83.00
JU807	8706.00	6413.00	4264.00	56.00
JU808	8966.00	8330.00	4656.00	153.00
JU809	8656.00	6196.00	4243.00	88.00
JU81	7259.00	4452.00	4027.60	47.00
JU810	8647.00	6194.00	4246.00	80.00
JU811	8969.00	8326.00	4671.00	74.00
JU812	9015.00	8429.00	4669.00	81.00
JU814	9000.00	8434.00	4669.00	163.00
JU815	7623.00	4125.00	4087.00	217.00
JU816	9000.00	8434.00	4672.00	75.00
JU817	9005.00	8434.00	4672.00	103.00
JU818	8983.00	8054.00	4340.00	216.00
JU819	8827.00	7251.00	4352.00	69.00
JU82	7214.00	4438.00	4028.30	141.00
JU820	8983.00	8054.00	4339.00	157.00
JU821	8827.00	7251.00	4352.00	134.00
JU822	8962.00	7827.00	4291.00	140.00
JU823	8962.00	7827.00	4291.00	175.00
JU824	8920.00	7859.00	4306.00	135.00
JU825	8919.00	7858.00	4302.00	183.00
JU826	8921.00	7859.00	4306.00	245.50
JU827	8848.00	7601.00	4306.00	180.00
JU828	8847.00	7602.00	4306.00	196.00
JU829	8846.00	7601.00	4307.00	190.00
JU83	7154.00	4421.00	4029.30	139.00
JU830	8848.00	7601.00	4305.00	192.00
JU832	7324.00	3795.00	4012.00	215.00
JU833	8526.00	7759.00	4627.00	78.00
JU834	8526.00	7759.00	4620.00	40.00
JU835	8563.00	7731.00	4614.00	26.00
JU836	8563.00	7731.00	4620.00	60.00

JU837	9050.00	8312.00	4341.00	200.00
JU838	8461.00	7167.00	4547.00	99.00
JU839	8414.00	7185.00	4553.00	87.00
JU84	7152.00	4421.00	4028.00	182.00
JU840	8461.00	7167.00	4553.00	35.00
JU841	8382.00	4810.00	4238.00	124.00
JU842	8382.00	4810.00	4242.00	185.00
JU843	8525.00	7094.00	4507.00	101.00
JU844	8529.00	7095.00	4505.00	94.00
JU845	8531.00	7243.00	4543.00	99.00
JU846	8531.00	7244.00	4544.00	118.00
JU848	7188.00	4163.00	4019.00	116.00
JU849	7246.00	4161.00	4018.00	91.00
JU85	7497.00	4333.00	4027.00	181.00
JU850	7246.00	4161.00	4026.00	24.00
JU851	7128.11	4665.70	4095.12	124.00
JU852	7124.00	4666.00	4095.00	129.00
JU853	9050.00	8300.00	4341.00	289.00
JU854	7576.00	7495.00	4572.00	68.00
JU855	7576.00	7496.00	4572.00	44.00
JU856	7569.00	7565.00	4607.00	70.00
JU857	7567.00	7564.00	4615.00	47.00
JU858	7647.00	7402.00	4454.00	120.00
JU859	7674.00	7512.00	4454.00	147.00
JU86	7369.00	4477.00	4027.50	148.00
JU860	7668.00	7512.00	4454.00	145.00
JU861	7668.00	7406.00	4454.00	75.00
JU862	7607.00	7384.00	4449.00	85.00
JU863	7611.00	7380.00	4449.00	80.00
JU864	8981.00	8054.00	4340.00	233.00
JU865	7491.00	4815.00	4154.00	126.00
JU866	7488.00	4815.00	4154.00	91.00
JU867	8947.50	7895.00	4289.00	223.00
JU868	8938.00	7716.10	4312.40	158.00
JU869	8935.70	7715.10	4312.80	199.00
JU87	7441.00	4502.00	4027.60	140.00
JU870	7664.00	3428.00	4021.00	36.00
JU871	7665.00	3426.00	4014.00	45.00
JU872	7391.00	3884.00	4012.00	58.00
JU873	7384.00	3799.00	4013.00	58.00
JU874	7540.00	4731.00	4128.00	53.00
JU875	7462.00	4596.00	4090.00	75.00
JU876	7563.00	4600.00	4084.00	52.00
JU877	7500.00	5162.00	4278.00	111.00
JU878	7292.00	5504.00	4320.00	40.00
JU879	7260.00	5500.00	4318.00	59.00
JU88	7443.00	4502.00	4027.00	121.00
JU880	7234.00	5510.00	4315.00	63.00
JU881	7290.00	5600.00	4325.00	56.00
JU882	7290.00	5600.00	4325.00	72.00
JU883	7290.00	5600.00	4325.00	50.00
JU884	7322.00	5713.00	4330.00	49.00
JU885	8444.00	5472.00	4280.00	62.00
JU886	8448.00	5472.00	4277.00	37.00
JU887	8432.00	5504.00	4300.00	22.00
JU888	8433.50	5504.00	4306.00	18.00
JU889	8470.00	5550.00	4273.00	31.00

JU89	7832.00	3957.00	4022.10	128.00
JU890	8478.00	5550.00	4283.00	27.00
JU891	8500.00	5650.00	4283.00	28.00
JU892	8493.50	5650.00	4276.00	34.00
JU893	8493.50	5650.00	4279.00	47.00
JU894	7640.00	7665.00	4562.00	55.00
JU895	7640.00	7665.00	4562.00	32.00
JU896	7615.00	7675.00	4580.00	33.00
JU897	7615.00	7675.00	4580.00	38.00
JU898	7605.00	7675.00	4576.00	30.00
JU899	7580.00	7505.00	4555.00	25.00
JU9	7240.00	3813.00	4089.00	85.00
JU90	7834.00	3957.00	4021.60	179.00
JU900	7518.00	7145.00	4428.00	81.00
JU901	7330.00	6530.00	4426.00	55.00
JU902	7330.00	6530.00	4426.00	55.00
JU903	7333.00	6530.00	4426.00	20.00
JU904	7350.00	6545.00	4364.00	32.00
JU905	7347.00	6545.00	4365.00	25.00
JU906	8487.00	5765.00	4268.00	52.00
JU907	8483.00	5765.00	4268.00	80.00
JU908	8469.00	5842.00	4280.00	49.00
JU909	8662.50	6784.00	4350.00	82.00
JU91	7831.00	3958.00	4021.60	202.00
JU910	8666.00	6784.00	4350.00	79.00
JU911	8611.00	6790.00	4362.00	69.00
JU912	8616.00	6788.00	4354.00	30.00
JU913	7490.00	7000.00	4398.00	80.00
JU914	7493.00	7000.00	4399.00	73.00
JU915	8439.00	7490.50	4581.00	73.00
JU916	8439.00	7490.50	4588.00	56.00
JU917	8433.00	7490.00	4581.00	53.00
JU918	8401.00	7317.00	4575.00	54.00
JU92	7799.00	3898.00	4021.90	124.00
JU920	7167.00	4697.00	4166.00	58.00
JU921	7171.00	4696.00	4166.00	80.00
JU922	7616.00	4451.00	4139.00	27.00
JU923	7671.00	4415.00	4132.00	27.00
JU924	7307.00	6200.00	4350.00	42.00
JU925	7310.00	6200.00	4350.00	31.00
JU926	7264.00	6186.00	4350.00	30.00
JU927	7290.00	6335.00	4356.00	45.00
JU928	7373.00	6486.00	4361.00	37.00
JU929	7261.00	6425.00	4378.00	44.00
JU93	7796.00	3899.00	4021.90	151.00
JU930	7298.00	6432.00	4381.00	49.00
JU931	7392.00	6495.00	4393.00	49.00
JU932	7390.00	6495.00	4393.00	45.00
JU933	7335.00	6325.00	4356.00	41.00
JU934	6742.00	5025.00	4199.00	349.00
JU935	7198.00	5100.00	4209.00	37.00
JU936	7186.00	5098.00	4209.00	39.00
JU937	7175.00	5500.00	4292.00	13.00
JU938	7230.00	5510.00	4315.00	52.00
JU939	7200.00	5600.00	4295.00	34.00
JU94	7401.00	4668.00	4029.00	140.00
JU940	7275.00	5430.00	4310.00	22.00

JU941	7290.00	5890.00	4335.00	40.50
JU942	7290.00	5890.00	4335.00	49.00
JU943	7260.00	6070.00	4247.00	56.00
JU944	7260.00	6100.00	4248.00	9.00
JU945	7134.00	4409.00	4027.00	98.00
JU946	7093.00	8573.00	4285.00	196.00
JU947	8692.15	6124.68	4168.62	564.00
JU948	8649.90	7872.30	4646.80	62.00
JU949	8645.00	7871.30	4648.90	80.00
JU95	7403.00	4668.00	4029.50	159.00
JU950	8616.00	7747.00	4617.00	85.00
JU951	8613.00	7746.00	4619.00	75.00
JU952	8690.00	7877.00	4639.00	60.00
JU953	8697.00	7750.00	4599.00	60.00
JU954	8694.00	7750.00	4599.00	65.00
JU955	8552.00	6311.00	4346.00	45.00
JU956	8551.00	6311.00	4339.00	61.00
JU957	8511.00	6313.00	4346.00	38.00
JU958	8512.00	6314.00	4352.00	70.00
JU959	7404.00	7200.00	4505.00	70.00
JU96	7347.00	4644.00	4027.00	140.00
JU960	7401.00	7200.00	4505.00	69.00
JU961	7093.00	4504.00	4158.00	22.00
JU962	7116.00	4548.00	4178.00	22.00
JU963	7156.00	4584.00	4180.00	20.00
JU964	7156.00	4509.00	4151.00	20.00
JU965	7244.00	4439.00	4118.00	20.00
JU966	7244.00	4439.00	4109.00	10.00
JU967	7440.00	7242.00	4505.00	79.00
JU968	7377.00	7148.00	4505.00	51.00
JU969	7374.00	7148.00	4505.00	92.00
JU97	7318.00	4624.00	4028.40	146.00
JU970	8638.00	7910.00	4658.00	15.00
JU971	8662.00	7907.00	4652.00	15.00
JU972	8662.00	7907.00	4644.00	15.00
JU973	8691.00	7899.00	4638.00	15.00
JU974	8691.00	7899.00	4628.00	20.00
JU975	7357.00	7269.00	4580.00	49.00
JU976	7393.00	7327.00	4580.00	43.00
JU977	7354.00	7050.00	4512.00	83.00
JU978	7376.00	7250.00	4564.00	42.00
JU979	7350.00	7051.00	4516.00	42.00
JU98	7290.00	4649.00	4028.60	173.00
JU980	7364.00	7113.00	4503.00	64.00
JU981	7355.00	7112.00	4500.00	26.00
JU982	7384.00	7148.00	4503.00	71.00
JU983	7329.00	6916.00	4507.00	75.00
JU984	7073.00	6136.00	4448.00	50.00
JU985	7325.00	6916.00	4508.00	51.00
JU986	7321.00	6916.00	4501.00	33.00
JU987	7074.00	6136.00	4440.00	51.00
JU988	7344.00	6986.00	4511.00	117.00
JU989	7416.00	7097.00	4457.00	61.00
JU99	7277.00	4617.00	4027.50	144.00
JU990	7022.00	6141.00	4455.00	31.00
JU991	7022.00	6141.00	4447.00	20.00
JU992	7115.00	6129.00	4435.00	22.00

JU993	7399.00	7051.00	4460.00	60.00
JU994	7968.00	5118.00	4362.00	35.00
JU995	7445.00	7150.00	4458.00	70.00
JU996	8783.00	7000.00	4315.00	74.00
JU997	7512.00	7095.00	4419.00	107.00
JU998	8783.00	7000.00	4314.00	71.00
JU999	7444.00	7150.00	4459.00	51.00
TK10	6455.00	120.00	3130.00	245.00
TK11	4542.50	1317.70	2975.50	195.00
TK12	4642.50	1318.00	2969.40	131.00
TK2	6095.00	960.00	2880.00	266.00
TK3	6100.00	960.00	2880.00	96.00
TK4	6100.00	770.00	2935.00	296.00
TK5	6325.00	170.00	3131.00	203.00
TK7	6220.00	230.00	3150.00	328.00
TK8	6440.00	370.00	3057.00	200.00
TK9	6435.00	370.00	3057.00	266.00

APPENDIX 2
SEMIVARIOGRAMS FOR MO


C0 = .200
C1 = .220
C2 = .500
A1 = 5.0
A2 = 35.0
Number of Pairs
1 5 22 38 58 85 122 171 247 281 294 279 283 270 302 292 311 337 317 313 298 260 230 232 247
2.00
1.50
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)
DODGER MO - AZ 90 DIP 0



C0 = .200
C1 = .220
C2 = .500
A1 = 10.0
A2 = 80.0
Number of Pairs
78 81 87 105 159 215 259 308 341 547 627 508 503 548 881 887 757 802 784 770 704 677 575 882
2.00
1.50
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)

DODGER MD - AZ 0 DIP 0


C0 = .200
C1 = .220
C2 = .500
A1 = 10.0
A2 = 20.0
Number of Pairs
179 177 183 204 243 306 351 424 449 499 532 570 583 577 590 651 647 644 680 682 657 639 574 593
2.00
1.50
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)
DODGER MD - AZ 45 DIP 0


C0 = .200
C1 = .220
C2 = .500
A1 = 10.0
A2 = 40.0
Number of Pairs
2.00
1.50
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)
DODGER MO - AZ 135 DIP 0



C0 = .200
C1 = .220
C2 = .500
A1 = 10.0
A2 = 20.0
Number of Pairs
32 30 26 29 46 42 55 64 82 73 89 71 68 42 41 57 72 55 50 38 25 24 20 15 13
2.00
1.50
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)
DODGER MO - AZ 0 DIP -90


CO = .200
C1 = .220
C2 = .500
A1 = 10.0
A2 = 25.0
Number of Pairs
26 28 37 58 85 155 158 175 161 274 339 335 343 371 380 394 404 462 444 425 421 408 383 371 352
2.00
1.50
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)
DODGER MO - AZ 90 DIP -45



CO = .200
C1 = .220
C2 = .500
A1 = 10.0
A2 = 25.0
Number of Pairs
4 19 19 46 92 202 129 110 157 226 225 229 222 205 187 151 164 155 182 147 131 135 132
2.00
1.50
1.20
.80
.40
.00
Gamma (h)/Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)

DODGER MO - AZ 270 DIP -45

APPENDIX 3
SEMIVARIOGRAMS FOR TUNGSTEN



C0 = .400
C1 = .550
C2 = .300
A1 = 15.0
A2 = 60.0
Number of Pairs
38 215 447 584 1382 1674 2248 2335 3982 5911 5286 4218 4452 4240 4247 4225 3975 4417 3612 4381 4105 3555 3416 1593
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)

INVINCIBLE WO3 - AZ 15 DIP 0



C0 = .350
C1 = .450
C2 = .150
A1 = 20.0
A2 = 150.0
Number of Pairs
71
247
702
1045
4910
3597
2956
4266
7094
14475
15001
11458
9554
10284
15049
12594
8479
8874
11119
18382
12555
10412
8938
7728
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)

DODGER ZONE W03 - AZ 10 DIP 0


C0 = 350
C1 = .450
C2 = .150
A1 = 30.0
A2 = 150.0
Number of Pairs
Gamma (h) /Mean Squared
2.00
1.60
1.20
.80
.40
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)

DODGER ZONE W03 - AZ 280 DIP -45


C0 = .350
C1 = .450
C2 = .150
A1 = 35.0
A2 = 120.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (feet)

DODGER ZONE W03 - AZ 100 DIP -45

23.0) QUALIFICATIONS

CERTIFICATE: Perry Grunenberg

I, **Perry Grunenberg**, hereby certify that:

a) I am a consulting Geoscientist with P&L Geological Services having an office at 3728 Ridgemont Road, Lac Le Jeune, British Columbia, V1S 1Y8.

b) This certificate applies to the report titled "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" dated November 20, 2006, as amended December 5, 2006.

c) I am a graduate of the University of British Columbia with the degree of Bachelor of Science in Geology (1982).
I am a member of the Association of Professional Engineers and Geoscientists of British Columbia Registration No. 19246) and a Fellow of the Geological Association of Canada (Membership No. F5203).
I have practiced my profession in North America since 1982, having worked as an employee and consultant for major mining corporations, junior resource companies and BC government ministries.
As a result of my experience and qualification I am a Qualified Person as defined in National Instrument 43 – 101.

d) I personally managed the 2005 and 2006 exploration programs on the Jersey-Emerald property including the diamond drilling programs for the exploration of tungsten and molybdenum.

e) I have personally prepared or have reviewed all sections of this report including the illustrations. Section 17 of this report was primarily prepared by the co-author, Gary Giroux. Sources of information are noted in the text or on the illustrations.

f) In the preparation of this report I am independent of the company Sultan Minerals Inc and the Jersey-Emerald Property as described in section 1.4 of NI 43-101.

g) I have managed exploration programs on as a geoscientist consultant on behalf of Sultan Minerals Inc since 1994, including exploration for tungsten and molybdenum as covered within this report.

h) I have read National Instrument 43 – 101 and the foregoing technical report has been prepared in conformity with this instrument and generally accepted Canadian mining industry practice.

i) As of the date of the certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

December 5, 2006
Lac Le Jeune, B.C.

Perry Grunenberg, P.Geo.
Consulting Geoscientist

CERTIFICATE: G. H. Giroux

I, **G. H. Giroux**, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1) I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2) This certificate applies to the technical report titled "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" dated November 20, 2006 as amended December 5, 2006 (the "Technical Report").

3) I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering. I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. I have practiced my profession continuously since 1970. By reason of my education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Policy 43-101.

4) The Technical Report is based on a study of the data and literature available on the Jersey-Emerald Property (the "Property"). I am responsible for the resource estimations contained in Section 17 of the Technical Report. I have not visited the property.

5) I have had no prior involvement with the Property.

6) I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

7) I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical report not misleading.

Dated this 5th day of December, 2006

G. H. Giroux, P.Eng., MASc.

PROFESSIONAL PROVINCE OF G. H. GIROUX BRITISH COLUMBIA ENGINEER

Perry Grunenberg, P.Geo.
3728 Ridgemont Road
Lac Le Jeune, BC, V1S 1Y8
Telephone: (250) 828-0522 Fax: (250) 828-0512
Email: perrygrunenberg@telus.net

CONSENT of AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission and TSX Venture Exchange

I, Perry Grunenberg, P.Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" and dated November 20, 2006, as amended December 5, 2006 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the press release of Sultan Minerals Inc. filed November 8, 2006.

I also certify that I have read the written disclosure filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the news release of Sultan Minerals Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 5th Day of December, 2006.

PROFESSIONAL PROVINCE OF P. H. GRUNENBERG BRITISH COLUMBIA GEOSCIENTIST

Signature of Qualified Person

Perry Grunenberg, P.Geo
Print name of Qualified Person

G. H. Giroux, P.Eng., MASc.
1215 - 675 West Hastings Street
Vancouver, BC, V6B 1N2
Telephone: (604) 684-0899
Email: gclmail@telus.net

CONSENT of AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission and TSX Venture Exchange

I, G. H. Giroux, P.Eng., MASc., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Summary Report and Preliminary Resource Calculations For The Dodger 4200 Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property, BC" and dated November 20, 2006, as amended December 5, 2006 (the "Technical Report"), and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the press release of Sultan Minerals Inc. filed November 8, 2006.

I also certify that I have read the written disclosure filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the news release of Sultan Minerals Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 5th Day of December, 2006.

Signature of Qualified Person

G. H. Giroux, P.Eng., MASc.
Print name of Qualified Person

PROFESSIONAL ENGINEER — PROVINCE OF BRITISH COLUMBIA — G. H. GIROUX

THE SECURITIES OFFERED HEREUNDER ARE SPECULATIVE IN NATURE. INFORMATION CONCERNING THE RISKS INVOLVED MAY BE OBTAINED BY REFERENCE TO THIS OFFERING DOCUMENT; FURTHER CLARIFICATION, IF REQUIRED, MAY BE SOUGHT FROM THE AGENT OR AN ADVISOR REGISTERED UNDER THE *SECURITIES ACT* (BRITISH COLUMBIA) (THE "BC ACT"), THE *SECURITIES ACT* (ALBERTA) (THE "ALBERTA ACT").

NEITHER THE TSX VENTURE EXCHANGE, NOR ANY SECURITIES REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED UNDER THIS OFFERING DOCUMENT.

SHORT FORM OFFERING DOCUMENT

Effective Date: December 19, 2006

SULTAN MINERALS INC.
(the "**Issuer**" or "**Sultan**")
Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NORTHERN SECURITIES INC.
(the "**Agent**")
Suite 2050 - 505 Burrard Street
Vancouver BC V7X 1M6

Registrar and Transfer Agent
COMPUTERSHARE INVESTOR SERVICES INC.
2nd Floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9

OFFERING UP TO $1,500,000
Offering of up to 9,375,000 Units

This Short Form Offering Document (the "**Offering Document**") qualifies for distribution up to 9,375,000 units (the "**Units**") of the Issuer at a price of $0.16 per Unit (the "**Offering**"). Each Unit consists of one common share in the capital of the Issuer (a "**Share**") and one common share purchase warrant (the "**Warrants**"). Each Warrant will entitle the holder to acquire one additional common share (a "**Warrant Share**") at a price of $0.25 per Warrant Share for a period of 24 months from the date of issuance of the Units. The Warrants will be non-transferable. See "Plan of Distribution".

	Number of Units	**Price to Public**	**Agent's Commission**(1)	**Net Proceeds to the Issuer**
Per Unit	-	$0.16	$0.016	$0.144
Total Offering	9,375,000	$1,500,000	$150,000	$1,350,000

(1) The Issuer has agreed to pay Northern Securities Inc. (the "**Agent**") a cash commission equal to 10% of the gross proceeds of the sale of Units by the Agent. The Agent will also be granted options (the "**Compensation Options**") exercisable to acquire that number of Units (the "**Agent's Units**") that is equal to 10% of the Units sold under the Offering at a price of $0.16 per Agent's Unit.

THIS OFFERING IS NOT SUBJECT TO A MINIMUM SUBSCRIPTION AND, THEREFORE, ANY FUNDS RECEIVED FROM A PURCHASER WILL BE AVAILABLE TO THE ISSUER IMMEDIATELY UPON THE ACCEPTANCE OF THE PURCHASER'S SUBSCRIPTION BY THE ISSUER AND WILL NOT BE RETURNED TO THE PURCHASER.

Subscribers for Units hereunder may be required to pay commissions at the rates charged by their brokers.

The information provided in this Offering Document is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this Offering Document. These documents must be read together with this Offering Document in order to provide full, true and plain disclosure of all material facts relating to the securities offered by this Offering Document. The documents listed below are not contained within, or attached to the Offering Document, and will be provided by the Issuer, at no charge, upon request. Alternatively, the documents may be accessed by the reader of the Offering Document at the following locations:

Type of Document	Date of Document	Location at which Document may be accessed
Management Discussion and Analysis for the period ended September 30, 2006	Dated: November 29, 2006 Filed: November 29, 2006	SEDAR Web Site
Interim Financial Statements for the period ended September 30, 2006	Filed: November 29, 2006	SEDAR Web Site
Technical Report	Dated: November 20, 2006, as amended December 5, 2006 Filed: December 7, 2006	SEDAR Web Site
Material Change Report	Dated: November 15, 2006 Filed: November 15, 2006	SEDAR Web Site
News Release	Dated: November 8, 2006 Filed: November 8, 2006	SEDAR Web Site
Material Change Report	Dated: October 31, 2006 Filed: October 31, 2006	SEDAR Web Site
News Release	Dated: October 31, 2006 Filed: October 31, 2006	SEDAR Web Site
Material Change Report	Dated: October 23, 2006 Filed: October 23, 2006	SEDAR Web Site

Type of Document	Date of Document	Location at which Document may be accessed
News Release	Dated: October 23, 2006 Filed: October 23, 2006	SEDAR Web Site
Annual Information Form for the year ended December 31, 2005	Dated: August 23, 2006 Filed: August 28, 2006	SEDAR Web Site
Management Discussion and Analysis for the year ended December 31, 2005	Dated: April 28, 2006 Filed: May 1, 2006	SEDAR Web Site
Annual Financial Statements for the year ended December 31, 2005	Filed: May 1, 2006	SEDAR Web Site

The above mentioned documents may be accessed at the Issuer's profile on SEDAR at www.sedar.com.

Any material change report filed with the Alberta Securities Commission and the British Columbia Securities Commission subsequent to the date of this Offering Document and prior to the distribution of securities under this Offering Document (a "**Subsequently Triggered Report**") will be deemed to be incorporated by reference into this Offering Document.

Securities offered by this Offering Document are being offered under an exemption from the prospectus requirements. Purchasers may not receive all of the information required by or have all of the rights available to a purchaser under a prospectus.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This Short Form Offering Document and the documents incorporated by reference herein may include certain "forward-looking statements", including, without limitation, statements regarding planned exploration programs including timing, cost estimates and budgets, estimates of mineral resources and potential mineralization, the future plans and objectives of the Company and trends and future prices of tungsten, molybdenum and gold, are forward-looking statements that involve various known and unknown risks, uncertainties and are based on certain assumptions. Assumptions include that the Issuer will have access to the required funds, equipment and personnel as and when required to carry out its programs and that there will continue to be a strong demand for base and precious metals. Risks include those inherent in mineral exploration, including the risk that the expenditure of significant financial resources will not result in discovery of commercial mineralization, changes in the global economy, increase in the cost of equipment and personnel resulting in budget overruns, unavailability of financing when needed and decreased demand for precious and base metals as well as those factors discussed under the heading "Risk Factors" in the Issuer's Annual Information Form incorporated by reference herein. Such factors mean that there can be no assurance that such forward looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

TABLE OF CONTENTS

	Page
PLAN OF DISTRIBUTION	2
The Offering	2
Appointment of Agent	2
Exemption	3
USE OF PROCEEDS	4
Funds Available	4
Principal Purposes	4
BUSINESS OF THE ISSUER	5
General	5
RISK FACTORS	8
CORPORATE INFORMATION	12
Common Shares	12
DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES	13
Directors and Officers	13
Corporate Cease Trade Orders or Bankruptcies	14
Penalties or Sanctions	14
Individual Bankruptcies	15
Principal Holders of Voting Shares	15
OPTIONS TO PURCHASE SECURITIES OF THE ISSUER	15
Options Granted to Non-Insider Employees	16
All Other Outstanding Option And Warrants	17
SECURITIES OF THE ISSUER HELD IN ESCROW	17
PARTICULARS OF ANY OTHER MATERIAL FACTS	17
CONTRACTUAL RIGHTS OF ACTION	17
CONTRACTUAL RIGHTS OF WITHDRAWAL	17
CERTIFICATE OF THE ISSUER	19
CERTIFICATE OF THE AGENT	20
ACKNOWLEDGEMENT – PERSONAL INFORMATION	21

PLAN OF DISTRIBUTION

The Offering

The Issuer, through the Agent, hereby offers 9,375,000 Units at the offering price of $0.16 per Unit. Each Unit consists of one common share in the capital of the Issuer (a "**Share**") and one common share purchase warrant (the "**Warrants**"). Each Warrant will entitle the holder to acquire one additional common share (a "**Warrant Share**") at a price of $0.25 per Warrant Share for a period of 24 months from the date of issuance of the Units.

The Offering will be made in accordance with the rules and policies of the TSX Venture Exchange (the "**Exchange**") and will take place on a day determined by the Agent and the Issuer within 60 days from the date of acceptance of this Offering Document by the Exchange (the "**Offering Day**"). The completion of the Offering (the "**Closing**") is expected to take place on the day, which falls five days after the Offering Day. **This distribution is being made only to residents of British Columbia and Alberta and such other jurisdictions where the Units may lawfully be sold.**

The Warrants will contain, among other things, provisions for appropriate adjustment of the class, number and price of shares issuable pursuant to any exercise thereof upon the occurrence of certain events including any subdivision, consolidation or reclassification of the common shares of the Issuer, the payment of stock dividends or the reorganization or amalgamation of the Issuer. The Warrants will be non-transferable.

The Offering is not subject to the receipt of a minimum amount of proceeds by the Issuer.

Appointment of Agent

Pursuant to an agreement dated for reference December 14, 2006 between the Issuer and the Agent (the "**Agency Agreement**"), the Agent has agreed to act as the Issuer's agent to offer for sale, on a best efforts basis, the Units offered herein subject to the terms and conditions of the Agency Agreement.

The Issuer has agreed to pay the Agent a cash commission equal to 10% (2% of which is a lead broker fee) of the gross proceeds of the sale of Units by the Agent. The Agent will also be issued Compensation Options exercisable for a period of 24 months to acquire up to that number of Agent's Units that is equal to 10% of the total number of Units sold in the Offering, at a price of $0.16 per Agent's Unit. Each Agent's Unit will have the same terms as the Units offered under this Offering Document. The Issuer will pay all of the expenses incurred by the Agent in connection with the Offering.

The Agent will solicit subscriptions for Units only in the provinces of British Columbia and Alberta and such other jurisdictions where the Units may lawfully be sold. The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed brokers and investment dealers who may or may not be offered part of the commission or the Agent's Warrants. **Purchasers of Units under the Offering may be required by their broker to pay commissions at the rates charged by such brokers.**

The Agent may terminate its obligations under the Agency Agreement at any time before the Closing if, among other things, there is an occurrence of any nature which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, the business of the Issuer or the ability of the Agent to perform its obligations under the Agency Agreement or an investor's decision to purchase the Units. The Agent may also terminate its obligations under the Agency Agreement if the Units cannot, in the opinion of the Agent, be profitably marketed due to the state of the financial markets.

The Issuer has agreed not to issue for a period of 90 days following completion of the Offering any common shares or securities convertible in to common shares of the Issuer without the prior written consent of the Agent. The restriction does not apply to grants of options under existing stock option plans or securities issuable upon exercise of outstanding convertible securities or pursuant to an arm's length acquisition of assets or a strategic arrangement with an arm's length third party.

The Issuer has granted the Agent a right of first refusal to act as lead agent or lead underwriter or any brokered public or private offering of equity securities of the Issuer for a period of 12 months following completion of the Offering.

The "Professional Group" (defined as a group consisting of the Agent; any employee, partner, officer, director and affiliate of the Agent; and any associated party of all such persons or companies or the Agent) beneficially own, directly or indirectly, 138 common shares of the Issuer.

Exemption

The Units in this Offering are being distributed pursuant to Part 5 of National Instrument 45-106 - *Prospectus and Registration Exemptions* (**"NI 45-106"**) which provides an exemption from the prospectus requirements of the BC Act and the rules and the regulations thereto and of the Alberta Act and the rules and regulations thereto.

The following provisions of NI 45-106 apply to the Offering:

(a) the Shares issued under this Offering, when added to the securities of the same class issued under prior exchange offerings (as that term is defined in NI 45-106), exceed neither the number of securities of the same class outstanding:

   (i) immediately before this Offering; nor

   (ii) immediately before a prior exchange offering;

(b) the gross proceeds of the Offering, when added to the gross proceeds from all prior exchange offerings completed during the 12 month period immediately preceding the date of this Offering Document, do not exceed $2,000,000;

(c) all Units acquired by a purchaser who is, at the time of Closing, a Designated Hold Purchaser (defined as a purchaser that is an insider or promoter of the Issuer, the Agent or a member of the Professional Group), will be subject to a hold period which will run for four months and one day from the date of Closing;

(d) all Units acquired by any purchaser in excess of $40,000 will be subject to a four month hold period;

(e) no more than 50% of the Units sold hereunder may be subject to the four month hold period;

(f) no Purchaser may purchase more than 20% of the Offering; and

(g) the Issuer has not conducted a prior exchange offering within the past 12 months.

Subscriptions will be received by the Issuer subject to rejection or allotment in its sole discretion. The Issuer will only accept subscriptions from Purchasers to the extent that such investment qualifies for the exemption being relied upon.

USE OF PROCEEDS

Funds Available

As at November 30, 2006, the Issuer had working capital of approximately $275,000. Assuming the Offering is fully subscribed, the net proceeds of this Offering will be $1,350,000 (before expenses of the Offering) which, when combined with the working capital, will result in funds available to the Issuer following this Offering of approximately $1,625,000.

Principal Purposes

The funds available will be used for the following purposes:

Use	Amount
To pay the costs of the Offering, including the Agent's expenses, legal and accounting expenses	$35,000
To pay for a preliminary scoping study on the Jersey-Emerald Property	$110,000
To pay for diamond drilling on the Jersey-Emerald Property	$800,000
For general working capital purposes	$680,000
Total Funds Available:	**$1,625,000**

The Offering is being conducted on a best efforts basis. There is no guarantee that the Issuer will derive gross proceeds of $1,500,000 from the sale of the Units. The Offering is not subject to a minimum subscription. In the event that the maximum subscription is not achieved, and correspondingly the net proceeds of the Offering are less than $1,350,000, the actual proceeds from the sale of the Units will be applied in the order set forth above.

It is anticipated that the work required to complete the scoping study will be carried out from January 15, 2007 to July 15, 2007. Factors that may impede or delay this timetable include weather conditions and availability of equipment and personnel.

In November 2006, the Issuer commenced a surface trenching and four hole diamond drilling program on the East Emerald Zone of the Jersey-Emerald Property, which is considered to be a primary exploration target for tungsten mineralization. Of the $800,000 allocated to diamond drilling, it is anticipated that approximately $320,000 will be spent on approximately 2,000 metres of underground drilling of the Dodger Zone and approximately $480,000 will be spent on an additional 3,000 metres of drilling on the adjacent East Dodger Zone, believed to be a highly prospective molybdenum target. The nature and extent of further exploration in each of the zones will be determined based on results of the initial drilling programs.

The Jersey-Emerald Property and the proposed underground diamond drilling program are described in more detail under "Business of the Issuer". Upon receipt of the necessary funds, there are no significant factors which would delay or impede the commencement of the program. Minor delays may occur due to weather and the availability of equipment or personnel.

The proceeds of this Offering will not fund the entire recommended work program on the Jersey-Emerald Property. See "Business of the Issuer-The Jersey-Emerald Property" and "Risk Factors".

The proceeds of this Offering are intended to be used for the purposes set forth above. However, the Issuer reserves the right to redirect any portion of the funds in such manner as it considers to be in the best interests of the shareholders, based upon advice from a qualified geological consultant, if applicable.

BUSINESS OF THE ISSUER

General

The principal business carried on and intended to be carried on by the Issuer is the acquisition, exploration and development of natural resource properties. The Issuer's principal properties are the Jersey-Emerald (tungsten/molybdenum) Property, located in south-eastern British Columbia approximately ten kilometres southeast of the community of Salmo, and the Kena (gold) Property located 45 kilometres north of the Teck Cominco smelter at Trail, in south-eastern British Columbia. Both properties are in the exploration stage.

The Jersey-Emerald Property

The 9,500-hectare Jersey-Emerald Property is located in south-eastern British Columbia, 10 kilometres southeast of the mining community of Salmo, B.C. The Jersey-Emerald Property is host to the former Emerald Tungsten Mine, which was Canada's second largest tungsten producer. The tungsten mine was opened in 1943 and later purchased and operated by Placer Dome from 1947 to 1973 when it was closed due to low metal prices. In 1973, Placer decommissioned the mine and sold the mineral rights. Sultan optioned the Jersey-Emerald Property in 1993 and has since expanded the Jersey-Emerald Property through staking and additional option agreements. In the mine area there is an existing network of underground tunnels and workings over a two-square kilometre area that provides excellent access to the margins of the recently identified molybdenum deposit. Sultan presently holds 100% interest in the original Jersey-Emerald Property subject to an advance annual royalty payment of $50,000 scheduled to commence October 20, 2009, and an aggregate 3.0% NSR royalty due to the property vendors. Sultan can reduce the NSR royalty to 1.5% by making a payment of $500,000 and issuing 50,000 common shares.

Detailed information on Property Description and Location, Accessibility Climate, Local Resources, Infrastructure and Physiography, History, Geological Setting, Deposit Types, Mineralization, Exploration, Drilling, Sampling Method and Approach, Analyses and Security and Data Verification can be found under the same headings on the Jersey-Emerald Report incorporated by reference herein.

Due to an increase in world demand for tungsten the Issuer began investigating the tungsten potential of the property in February 2006. The initial study focused on the East Emerald Tungsten Zone discovered in 1941 but never mined. This tungsten-bearing horizon has been shown by historical drilling and surface sampling to be more than 3,500 feet (1,100 metres) long and to extend up to 1,000 feet (300 metres) down dip. Drill logs show that the zone ranges from 4.0 feet (1.2 metres) to more than 60.0 feet (20.0 metres) in thickness with tungsten assays varying from less than 0.10% WO_3 to greater than 0.28% WO_3.

In March 2006, the Issuer completed a four-hole diamond drill program that investigated a 500-foot long section of the East Emerald Tungsten Zone. All four holes intersected the tungsten-bearing horizon and returned tungsten assays comparable in grade and width to those reported for the same area in the historic diamond drilling records.

The drill results show a tungsten-bearing zone that varies from 25 to 50 feet in thickness and dips to the East at approximately 40 degrees. The best tungsten intersections from the recent drill program were

0.35% WO3 over 5.0 feet in drill hole E-06-02, 0.24% WO3 over 5.0 feet in drill hole E-06-02, and 0.29% WO3 over 5.0 feet in drill hole E-06-03. Elevated molybdenum values occur with the tungsten mineralization in all four holes. The results show an average grade of 0.03% MoS2 for the four intersections with the best 5.0 foot intersection averaging 0.40% MoS2. The presence of molybdenum throughout the tungsten deposit suggests that important molybdenum mineralization may exist in the underlying granite that lies beneath the tungsten horizon, approximately 1,000 feet down dip to the east.

Preliminary Resource Calculations

The following information of a scientific or technical nature relating to the Jersey-Emerald Property is extracted from and subject to a technical report titled "Summary Report and Preliminary Resources Calculations for the Dodger 4200 and Molybdenum Zone and Tungsten Zones, Jersey-Emerald Property", (the "**Jersey–Emerald Report**") prepared for the Issuer by Gary Giroux, P.Eng., MASc. of Giroux Consultants Ltd. and Perry Grunenberg, P.Geo., both "qualified persons" under National Instrument 43-101 of the Canadian Securities Administrators ("**NI 43-101**") and independent of the Issuer.

The authors of the Jersey-Emerald Report produced separate resource estimations for tungsten in the Invincible and Dodger Zones and molybdenum in the Dodger 4200 Zone.

Within the tungsten zones assays were capped at 13.2 % WO_3 in the Invincible-Emerald zone and 14.2% WO_3 in the Dodger Zones while within the molybdenum zone assays were capped at 1.58 % Mo. Uniform 10 ft down-hole composites were produced within all mineralized zones. Variography demonstrated anisotropic structures for both WO_3 and Mo within the mineralized zones. Specific gravity determinations were made from 2006 drill core. Within the tungsten zones 9 measurements showed a definite correlation between grade of WO_3 and specific gravity. The authors have recommended that more work and sampling be done to better establish the relationship between grade and bulk density on the property.

Within the tungsten zones tonnages within blocks were adjusted to account for underground mining. Detailed underground level plans and sections were digitized to produce a reasonable 3 dimensional model of the underground stopes and drifts. The proportion of underground voids within each block was determined and this amount of material was subtracted from the tonnage calculated for each block.

The results within the tungsten zones of the Dodger and Invincible Deposits at a 0.15 % WO_3 cutoff show 2.51 million tons averaging 0.37 % WO_3 classed as measured plus indicated with an additional 1.21 million tons averaging 0.40 % WO_3 classed as inferred. See Table 1.

Table 1 - Total WO_3 Resource For Jersey Project

Classification	Cutoff	Tonnes>Cutoff	WO_3 %	Pounds of WO_3
Measured	0.15	1,200,000	0.379	9,096,000
Indicated	0.15	1,310,000	0.365	9,563,000
Measured Plus Indicated	0.15	2,510,000	0.372	18,674,000
Inferred	0.15	1,210,000	0.397	9,607,000

In the Dodger 4200 molybdenum zone the results at a 0.05 % Mo cutoff show a total of 28,000 tons averaging 0.098 % Mo classed as indicated with a further 481,000 tons averaging 0.103 % Mo classed as inferred.

Table 2 - Total Mo Resource For Dodger 4200 Zone

Mo Cutoff (%)	Tons> Cutoff (tons)	Grade > Cutoff	
		Mo (%)	Pounds Mo
Indicated Resource			
0.05	28,000	0.098	54,880
Inferred Resource			
0.05	481,000	0.103	990,860

Recommended Exploration Program

The authors have recommended further exploration of both the tungsten and molybdenum mineralization on the Jersey-Emerald Project. Significant surface and underground drilling is recommended in both the molybdenum and tungsten zones to both add to and increase confidence in the estimated resources. In addition a preliminary scoping study is recommended to take these resources and apply reasonable economics and a mine plan, to determine if mining is feasible. An estimate of the total budget required to complete the recommended programs is $4.12 million, allocated as follows:

Item	Amount
Preliminary Scoping Program(1)	$110,000
Tungsten Exploration Phase Budget(1)(2)	$3,295,000
Molybdenum Exploration Phase Budget(1)	$715,000

(1) A detailed breakdown of the elements of the program with costing is contained in the Jersey-Emerald Report under "Proposed Program Budget Estimates"

(2) Includes 7000m surface diamond drilling (Emerald East Zone), 2000 m underground drilling, and surface trenching.

The Issuer intends to use the funds available upon completion of the offering to complete the preliminary scoping program and for underground drilling on the Emerald East Zone. See "Use of Proceeds".

The Kena Property

The Kena Property is the subject of a technical report dated June 3, 2004 entitled "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones, Kena Property, BC" (the "**Kena Report**") prepared by Gary Giroux, P. Eng., MASc. and Linda Dandy, P. Geo. both of whom are qualified persons under NI 43-101.

The Kena Property is approximately 8,200 hectares and is located 45 kilometres north of the Teck Cominco smelter at Trail, in south-eastern British Columbia. The property is widely mineralized and contains several gold, silver and gold-copper prospects. The Issuer optioned the original 2,150 hectare Kena Claims in October 1999 and has since expanded the property by staking and optioning adjacent

claims. Seven properties were then acquired adjacent to or contiguous with the initial Kena Claims. These include the Great Western Claim Group, the Tough Nut Claim Group, the Starlight Claim Group, the Daylight Claim Group, the Cariboo Claims, the Silver King Claim Group and the Athabasca Claim Group (collectively, the "Adjacent Claims"), although the Issuer cancelled its option on the Athabasca Claim Group in March 2006, and returned the claims to the optionors.

The Kena Report showed a combined resource of 11,820,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category. The resource has an average grade of 1.0 g/t using a cut off grade of 0.5 g/t gold.

RISK FACTORS

An investment in securities of the Issuer should be considered highly speculative due to the nature of the Issuer's business and the present stage of its development. In evaluating the Issuer and its business, investors should carefully consider, in addition to the other information contained in this Offering Document, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Issuer or in connection with the Issuer's operations.

There is no assurance that any of the Issuer's mineral properties possess commercially mineable bodies of ore.

The Issuer's mineral projects are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on any of the Issuer's properties. There is no certainty that any expenditure made in the exploration of the Issuer's mineral properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Issuer may be required to raise substantial additional funding.

As the Issuer does not have revenues, it will be dependent upon future financings to continue its plan of operation.

The Issuer has not generated any revenues from its business activities since its incorporation. The plan of operations involves the completion of exploration programs on its mineral properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Issuer's mineral properties. Even if commercially exploitable mineral deposits are discovered, the Issuer may require substantial additional financing in order to carry out the full exploration and development of its mineral properties before it is able to achieve revenues from sales of mineral resources that it is able to extract.

If the Issuer is not able to raise additional financing, there is no assurance that it will be able to complete the full exploration and development of its mineral properties.

Significant capital will be required to develop the Issuer's mineral projects to production. This may require additional financing either in the form of debt or equity or a combination thereof. There is no assurance that any such funds will be available should a development decision be reached. Failure to obtain any required additional financing on a timely basis could cause the Issuer to reduce or terminate its proposed plan of operations.

Exploration and development

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Issuer will result in a profitable commercial mining operation. Significant capital investment is required to achieve commercial production from successful exploration efforts.

The commercial viability of a mineral deposit is dependent upon a number of factors. These include deposit attributes such as size, grade and proximity to infrastructure, current and future metal prices (which can be cyclical), and government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Issuer not receiving an adequate return on invested capital.

The Issuer has incurred losses and there is no assurance that it will ever be profitable.

The Issuer has incurred losses in the past and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Issuer has no history of earnings or of a return on investment, and there is no assurance that any of the properties that it has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Dependence on key personnel

The Issuer's success is highly dependent upon the performance of key personnel working full-time in management, supervisory and administrative capacities or as consultants, namely, Arthur Troup, President and Chief Executive Officer, and the services of the employees of LMC. The loss of the services of its senior management or key personnel could have a material and adverse effect on the Issuer and its business and results of operations.

Reliance on independent contractors

The Issuer's success depends to a significant extent on the performance and continued service of certain independent contractors. The Issuer contracts the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Issuer and its business and results of operations and result in failure to meet its business objectives.

There is no assurance that the Issuer's title to its mineral properties will not be challenged.

Although the Issuer conducts title searches on the properties it acquires it does not obtain formal legal opinions with respect to title to its properties. There is no guarantee that title to such properties will not be challenged or impugned. The Issuer's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and tit le may be affected by undetected defects.

There is no assurance that the Issuer will obtain required permits and licenses.

The Issuer's operations will require licenses and permits from various governmental authorities. The Issuer believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such

licenses and permits. There can be no guarantee, however, that it will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

The Issuer's potential profitability depends upon factors beyond its control.

The potential profitability of the Issuer's mineral properties will be dependent upon many factors beyond the Issuer's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Mineral exploration by its nature requires significant financial investment and discovery of a substantial deposit is rare. Even if a substantial mineral deposit is discovered, profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Issuer cannot predict and are beyond the Issuer's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Issuer's financial performance.

Fluctuation of mineral prices may affect the Issuer's financial results.

Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Issuer's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive nature of the mining industry

The mining industry is intensely competitive in all its phases. The Issuer competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The Issuer explores for minerals and in fiscal 2005 concentrated its efforts in Canada. Currently, the Issuer has interests in several properties in the early to advanced exploration stage. No definitive ore reserves have yet been identified on any of the properties and the Issuer is continually evaluating the results from the various exploration programs underway and analyzing future potential.

Environmental, health and safety regulation of resource industry

If the Issuer's mineral properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Issuer's activities. Moreover,

compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Issuer. Additionally, the Issuer may be subject to liability for pollution or other environmental damages, which it may not insure against.

The Issuer's shares may experience price volatility.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies, including securities of the Issuer, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Issuer include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Issuer's share price, financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Issuer's common shares at any given point in time may not accurately reflect the Issuer's long-term value and may make it difficult for the Issuer to obtain required financing for its activities and ongoing operations.

The Issuer has not declared dividends and expects to retain any earnings.

No dividends on the Issuer's common shares have been paid by the Issuer to date. The Issuer anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Issuer does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Issuer's board of directors after taking into account many factors, including the Issuer's operating results, financial condition and current and anticipated cash needs.

Future sales of common shares by its present shareholders and dilution of common shares.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the Issuer's common shares and the Issuer's ability to raise capital through future sales of its common shares. The Issuer has previously completed private placements at prices per share which are lower than the current market price of the common shares. Accordingly, a significant number of shareholders of the Issuer have an investment profit in the common shares that they may seek to liquidate. Substantially all of the common shares not held by affiliates of the Issuer can be resold without material restriction whether in the United States and/or in Canada. In addition, any further issuances of common shares will dilute, the voting power of the Issuer's existing shareholders.

The Issuer is not always able or may choose not to obtain insurance for many of the risks that it faces.

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the Issuer's securities.

The Issuer is not insured against environmental risks.

Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Issuer will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate

to obtain such insurance. Without such insurance and if it becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Issuer's available funds or could exceed the funds it has to pay such liabilities and result in bankruptcy. Should the Issuer be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

CORPORATE INFORMATION

Common Shares

The authorized capital of the Issuer consists of an unlimited number of common shares without par value and an unlimited number of First Preference Shares without par value. As at November 30, 2006, there are 62,439,384 common shares and no First Preference Shares of the Issuer issued and outstanding as fully paid and non-assessable shares.

The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends, if, as and when declared by the board of directors of the Issuer. The common shares are entitled upon liquidation, dissolution or winding up of the Issuer to receive the remaining assets of the Issuer available for distribution to shareholders.

Shareholder Rights Plan

The Issuer is party to a shareholder rights plan agreement, dated as of October 30, 2006 (the '**Rights Plan**" or '**Plan**"), which will expire on April 30, 2007, unless ratified by the Issuer's shareholders or unless the rights granted thereunder ("**Rights**") are earlier redeemed or exchanged. The following is a summary of certain terms of the Rights Plan, which can be viewed under the Issuer's profile at www.sedar.com.

Each Common Share of the Issuer outstanding as at 4:00 p.m. (Vancouver time) on October 30, 2006 (the date of implementation of the shareholder rights plan agreement), and each additional Common Share issued thereafter has been and will be issued one Right until the earlier of expiry of the Rights and the date on which the Rights become exercisable, under the terms of the Plan. The Rights trade together with the Common Shares and are not exercisable or separately transferable until the occurrence of a specified event under the terms of the Plan.

Subject to certain exceptions, after the close of business on the eighth trading day following the date on which the person is deemed to have became an Acquiring Person (a person who acquires or is deemed to have acquired beneficial ownership of 20% or more of the outstanding voting shares), any Rights beneficially owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void and each Right (other than Rights which are void) will entitle the holder thereof to purchase Common Shares having an aggregate market price of $40 for $20, subject to adjustment as provided by the terms of the Plan.

However, if an offeror successfully completes a Permitted Bid, as defined in the Plan, the 2004 Rights Plan provides that the Rights will be redeemed at $0.00001 per Right. A Permitted Bid is a take-over bid which is deemed by the board of directors to be a Permitted Bid, or which is made by means of a take-over bid circular and also meets certain other conditions, including a minimum expiry period of 60 days and a requirement that the bid remain open for a further period of 10 business days after the offeror announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the voting shares outstanding held by independent shareholders.

The Rights Plan also contains certain provisions allowing the directors of the Issuer to waive the application of the Rights Plan to particular transactions.

First Preference Shares

Holders of First Preference Shares, as a class, shall not be entitled, as such, to receive notice of, to attend or to vote, in respect of each First Preference Share held, at any general meeting of shareholders of the Issuer. Holders of First Preference Shares, in respect to the payment of dividends and the distribution of assets in the event of a liquidation, or any other distribution of assets of the Issuer amongst its shareholders for the purposes of winding up its affairs, rank on parity with each other series of First Preference Shares and shall be entitled to preference over the holders of the common shares of the Issuer and over any other share ranking junior to First Preference Shares.

The following represents the Issuer's share capital before and after the issuance of up to 9,375,000 Common Shares offered under this Offering:

	Number of Issued Securities
Issued as of November 30, 2006	62,439,384
To be issued in connection with the Offering[(1)]	9,375,000
Total issued if Offering is fully subscribed	**73,814,384**

(1) Assumes the Offering is fully subscribed but excludes Common Shares issuable on exercise of the Warrants, the Compensation Options and the Agent's Warrants and other outstanding share purchase warrants and options of the Issuer.

DIRECTORS, OFFICERS, PROMOTERS AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Directors and Officers

The following are the names and municipalities of residence of all directors, officers and promoters of the Issuer, their positions and offices with the Issuer and their principal occupations during the last five years:

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupation During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing[(1)]
Frank A. Lang, P. Eng. West Vancouver, British Columbia	Chairman and Director	Chairman, President & CEO of Cream Minerals Ltd. since 1966	5,967,383 8.08%
Arthur Troup[(2)], P.Eng. West Vancouver, British Columbia	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Issuer since 1989; Vice President, Exploration, Cream Minerals Ltd., 1989 to present.	991,636 1.34%
Sargent H. Berner[(2)], LLM Vancouver, British Columbia	Director	Business Consultant and President, Kent Avenue Consulting Ltd. since January 1, 2006, Associate Counsel, DuMoulin Black LLP, Barristers & Solicitors 2005 to 2006; Partner	545,985 <1%

Name and Municipality of Residence	Current Positions and Offices Held	Principal Occupation During Last Five Years	Number and Percentage of Voting Shares Beneficially Owned, Directly or Indirectly, after Closing(1)
		DuMoulin Black until January 1, 2005	
Benjamin Ainsworth(2), P.Eng. Vancouver, British Columbia	Director	Consulting Geological Engineer Director and/or officer of other natural resource companies	29,750 <1%
Shannon M. Ross(3), CA Burnaby, British Columbia	Chief Financial Officer and Corporate Secretary	Chief Financial Officer and Corporate Secretary of the Issuer since January 2000, and other companies administered by LMC Management Services Ltd.	55,000 <1%

(1) Assuming the sale of all the Units and the issuance of the Corporate Finance Shares and prior to giving effect to the exercise of the Warrants, the Corporate Finance Warrants and the Agent's Warrants. All shares are unrestricted unless otherwise noted.
(2) Member of the Audit Committee.
(3) Officer only.

The Issuer does not have an executive committee.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or promoter of the Issuer has, within the ten years prior to the date of this Offering Document, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, or management of a publicly traded issuer, or involving theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the five years prior to the date of this Offering Document, has been a director, officer or promoter of any other issuer that while that person was acting in that capacity

(a) was the subject of a cease trade or similar order or an order that denied the Issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with the creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Principal Holders of Voting Shares

To the knowledge of the directors of the Issuer, no person currently beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the common shares of the Issuer.

OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

Options and Share Purchase Warrants Held by Insiders and Promoters

The number of options, share purchase warrants or other rights to acquire securities held by insiders outstanding as of the date hereof are as follows:

Name of Insider/Promoter	Number of Shares Subject to Option/ Warrant	Exercise Price per Share($)	Expiry Date of Option/Warrant
Arthur G. Troup	138,000	0.32	16 May 2007
	60,000	0.30	30 May 2007
	50,000	0.15	20 Jul 2007
	500,000	0.15	06 Jul 2009
	400,000	0.10	10 Jun 2010
	720,000	0.17	21 Jun 2011
	15,384[1]	0.18	16 Sept 2007

Name of Insider/Promoter	Number of Shares Subject to Option/ Warrant	Exercise Price per Share($)	Expiry Date of Option/Warrant
Benjamin Ainsworth	78,000	0.32	16 May 2007
	250,000	0.15	06 Jul 2009
	200,000	0.10	10 Jun 2010
	205,000	0.17	21 Jun 2011
Frank A. Lang	138,000	0.32	16 May 2007
	125,000	0.30	30 May 2007
	500,000	0.15	06 Jul 2009
	200,000	0.10	10 Jun 2010
	380,000	0.17	21 Jun 2011
Sargent H. Berner	78,000	0.32	16 May 2007
	37,500	0.30	30 May 2007
	50,000	0.15	20 Jul 2007
	250,000	0.15	06 Jul 2009
	200,000	0.10	10 Jun 2010
	245,000	0.17	21 Jun 2011
Shannon M. Ross	73,000	0.32	16 May 2007
	7,500	0.15	20 Jul 2007
	350,000	0.15	06 Jul 2009
	200,000	0.10	10 Jun 2010
	270,000	0.17	21 Jun 2011
TOTAL	**5,720,384**		

(1) Held by Istana Investments Ltd., of which Arthur Troup is beneficial owner.

Options Granted to Non-Insider Employees

There are 1,184,616 Common Shares issuable pursuant to stock options granted to employees at an exercise prices ranging from $0.10 to $0.32 per share until May 16, 2007 (as to 125,000 shares), July 6, 2009 (as to 1,060,000 shares), June 10, 2010 (as to 515,000 shares) and June 10, 2011 (as to 280,000 shares).

The aforesaid options are non-assignable and have been granted as incentives and not in lieu of any compensation for services.

All Other Outstanding Option And Warrants

Designation	Number	Exercise Price per Share	Expiry Date
Options	71,000	0.32	16 May 2007
Options	560,000	0.15	06 Jul 2009
Options	275,000	0.10	10 Jun 2010
Options	550,000	0.17	21 Jun 2011
TOTAL	1,456,000		

SECURITIES OF THE ISSUER HELD IN ESCROW

No securities of the Issuer are currently held in escrow.

PARTICULARS OF ANY OTHER MATERIAL FACTS

The Issuer is not aware of any actual or pending material legal proceedings to which the Issuer is or is likely to be party to or of which any of its business or property is or is likely to be subject to.

There are no other material facts that the Issuer is aware of at this time.

CONTRACTUAL RIGHTS OF ACTION

If this Offering Document, together with any Subsequently Triggered Report contains a "misrepresentation" as that term is defined in the BC Act or the Alberta Act, as applicable, and it was a misrepresentation on the date of investment, the purchaser will be deemed to have relied on the misrepresentation and will have a right of action, either for damages against the Issuer and its directors, and every person, except the Agent, who signed the Offering Document, or alternatively for rescission of the agreement of purchase and sale for the securities. In any such action, parties against whom remedies are sought shall have the same defences as are available in Section 131 of the BC Act or Section 203 of the Alberta Act, as applicable, as if the Offering Document were a prospectus.

A purchaser is not entitled to commence an action to enforce this right after the limitation periods as set out in Section 140 of the BC Act or Section 211 of the Alberta Act, as applicable, have expired.

The contractual rights provided herein are in addition to and without derogation from any other right the purchaser may have at law.

CONTRACTUAL RIGHTS OF WITHDRAWAL

An order or subscription for the securities offered under this Offering Document is not binding on a purchaser if the dealer from whom the purchaser purchased the security (or the Issuer if the purchaser did not purchase the security from a dealer), receives, not later than two business days after the receipt by the purchaser of the Offering Document and any Subsequently Triggered Report, written notice sent by the purchaser evidencing the intention of the purchaser not to be bound by the agreement.

The foregoing right of withdrawal does not apply if the purchaser is a member of a "professional group" as defined under Multilateral Instrument 33-105, *Underwriting Conflicts*, or any successor policy or instrument, or if the purchaser disposes of the beneficial ownership of the security (otherwise than to secure indebtedness) before the end of the withdrawal period.

The onus of proving that the time for giving notice of withdrawal has ended is on the dealer from whom the purchaser has agreed to purchase the security, or if the purchaser did not purchase from a dealer, such onus is on the Issuer.

CERTIFICATE OF THE ISSUER

The foregoing, including the documents incorporated by reference constitute full, true and plain disclosure of all materia l facts relating to the securities offered by this Offering Document. The standard for full, true and plain disclosure is the same as that required for prospectuses by the *Securities Act* (British Columbia), or the *Securities Act* (Alberta), as applicable, and the regulations thereunder.

signed "Arthur G. Troup"	*signed "Shannon M. Ross"*
Arthur G. Troup Chief Executive Officer	Shannon M. Ross Chief Financial Officer

On behalf of the Board of Directors

signed "Sargent H. Berner"	*signed "Frank A. Lang"*
Sargent H. Berner Director	Frank A. Lang Director

DATED: December 19, 2006

CERTIFICATE OF THE AGENT

We have reviewed this Offering Document and the information it incorporates by reference. Our review consisted primarily of enquiry, analysis and discussion related to the information supplied to us by the Issuer and information about the Issuer in the public domain.

We have not carried out a review of the type that would be carried out for a prospectus filed under the *Securities Act* (British Columbia or the *Securities Act* (Alberta), as applicable. Therefore, we cannot certify that this document and the information it incorporates by reference constitutes full, true and plain disclosure of all material facts relating to the Issuer and the securities offered by it.

Based on our review, nothing has come to our attention that causes us to believe that this Offering Document and the information that it incorporates by reference: (1) contains an untrue statement of a material fact; or (2) omits to state a material fact necessary to prevent a false statement or misleading interpretation of any other statement.

NORTHERN SECURITIES INC.

Per: *signed "Chris Shaule"*

Chris Shaule
Senior Vice President

DATED: December 19, 2006

ACKNOWLEDGEMENT – PERSONAL INFORMATION

The following acknowledgement may be included in the Offering Document but, must, in any event, be filed with the Exchange on the date of the filing of the Offering Document with the Exchange. The acknowledgement must be signed by at least one director or officer of the Issuer duly authorized to sign.

Acknowledgement – Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in any Items in the attached Offering Document that are analogous to Items 5, 7, 8 and 9, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

December 19, 2006

signed "Arthur G. Troup"
Arthur G. Troup
Chief Executive Officer